As filed with the U.S. Securities and Exchange Commission on March 1, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TOTAL ENERGY SERVICES INC.

(Exact Name of Registrant as Specified in Its Charter)

ALBERTA	1381, 7350, 7359, 4700, 3533,	98-0423290
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

2550, 300 - 5th Avenue S.W.,

Calgary, Alberta, Canada, T2P 3C4

(403) 698-8445

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

111 8th Avenue, 13th Floor,

New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Copies to:

Cameron M. Danyluk, Esq. Total Energy Services Inc. 2550, 300 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3C4 (403) 698-8445	Christopher J. Cummings, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 77 King Street West Suite 3100 Toronto, Ontario, Canada M5K 1J3 Tel: 416-504-0522 Fax: 416-504-0530	Nicholas P. Fader, Esq. John E. Piasta, Esq. Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7 (403) 298-3333

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Shares	4,918,160	N/A	US$48,803,280	US$5,657

(1)	Represents the maximum number of common shares of Total Energy Services Inc. (the “Registrant”) estimated to be issuable to U.S. holders of outstanding common shares (“Savanna Shares”) of Savanna Energy Services Corp. (“Savanna”) upon consummation of the offer to purchase all of the issued and outstanding Savanna Shares, calculated as the product of (a) 37,832,000, which is the maximum number of Savanna Shares estimated solely for purposes of this calculation by the Registrant to be held in the United States, and (b) the exchange ratio of 0.1300 of a common share of the Registrant for each Savanna Share.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with General Instruction IV.G of Form F-80. The registration fee has been calculated upon the basis of the market value of the Savanna Shares estimated solely for purposes of this calculation to be held by United States holders, or US$48,803,280. Such market value is calculated as the product of (i) the maximum number of Savanna Shares estimated solely for purposes of this calculation by the Registrant to be held of record by United States holders as of February 27, 2017, or 37,832,000 Savanna Shares, and (ii) US$1.29, which is the average of the high and low prices for Savanna Shares reported on the Toronto Stock Exchange for February 27, 2017 (C$1.88) minus the C$0.20 cash consideration to be paid by the Registrant per Savanna Share (C$1.68), converted into U.S. dollars at the noon rate of exchange reported by the Bank of Canada on February 27, 2017 (C$1.00 = US$0.7633), rounded up to the nearest cent.
(3)	Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), at a rate equal to US$115.90 per US$1.0 million of proposed maximum aggregate offering price.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Notice of Change and Variation, dated March 1, 2017 (the “Notice of Change”), to the Registrant’s Offer and the associated take-over bid circular, dated December 9, 2016 (the “Offer to Purchase” and, together with the Notice of Change, the “Circular”).

2.	Informational Legends.

See page (iv) of the Circular.

3.	Incorporation of Certain Information by Reference.

As required by this Item, the Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Vice President, Legal, General Counsel and Corporate Secretary of the Registrant at 2550, 300 -5th Avenue S.W., Calgary, Alberta, Canada, T2P 3C4, or by telephone at (403) 698-8445. Those documents are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, under the SEDAR profile for the Registrant.

4.	List of Documents Filed with the Commission.

See the heading “Notice to Savanna Shareholders in the United States—Documents Forming Part of the Registration Statement” in the Notice of Change.

This document is important and requires your immediate attention. It should be read in conjunction with the Original Offer and Circular (as defined on page (ii) below). If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

If you have questions, please contact: (i) Laurel Hill Advisory Group, the information agent for the Offer (as defined on page (ii) below), by telephone at 1-877-452-7184 (Toll Free in North America), or 1-416-304-0211 (Collect Outside North America), or by email at assistance@laurelhill.com; or (ii) Computershare Investor Services Inc., the depositary for the Offer, by telephone at 1-800-564-6253 (Toll Free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com. Additional contact details for the information agent and the depositary are set out on the back page of this document.

Neither this document nor the Original Offer and Circular has been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer, the securities offered under the Offer or the adequacy of the information contained in the Original Offer and Circular or this document. Any representation to the contrary is an offence. Savanna Shareholders in the United States should read the “Notice to Savanna Shareholders in the United States” on pages (vi) to (xiv) of this document.

Information has been incorporated by reference in the Original Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in the Original Offer and Circular may be obtained on request and without charge from the Corporate Secretary of Total Energy Services Inc., at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 or by telephone at (403) 698-8445. Those documents are also available electronically on SEDAR at www.sedar.com, under the SEDAR profile for Total Energy Services Inc.

March 1, 2017

NOTICE OF CHANGE

of information contained in

and

NOTICE OF VARIATION

of terms of

TOTAL ENERGY SERVICES INC.’s

OFFER TO PURCHASE

all of the issued and outstanding common shares of

SAVANNA ENERGY SERVICES CORP.

on the amended and increased basis of 0.1300 of a common share of

Total Energy Services Inc. and $0.20 in cash

for each common share of Savanna Energy Services Corp.

Total Energy Services Inc. (“Total Energy” or the “Offeror”), has prepared this Notice of Change and Notice of Variation (the “Notice of Change and Variation”) to, among other things: (i) amend certain terms set out in its offer, dated December 9, 2016 (the “Original Offer”), to purchase, on and subject to the terms and conditions of the Original Offer, all of the issued and outstanding common shares (the “Savanna Common Shares”) of Savanna Energy Services Corp. (“Savanna” or the “Company”), including any Savanna Common Shares that may become issued and outstanding (including upon the exercise, exchange or conversion of any Convertible Securities (as defined in the Glossary of this document)) after the date hereof, but before the Expiry Time (as defined in the Glossary of this document); (ii) update certain information set out in the Original Offer and Circular; and (iii) supplement information set out in the Original Offer and Circular (including to provide additional context for the Offer and respond to certain assertions made by Savanna in its Directors’ Circular, dated December 23, 2016). Readers should note that none of the amendments to the terms of the Offer set out in this document affects the number of Total Common Shares expected to be distributed in exchange for Savanna Common Shares tendered to the Offer, the Expiry Time or any of the conditions to the Offer; the amendments to the terms of the Offer set out in this document are being made in order to: (a) increase the consideration payable under the Offer to 0.1300 of a common share of Total Energy (a “Total Common Share”) and $0.20 in cash per Savanna Common Share (together, the “Offer Consideration”); and (b) ensure technical compliance of the Offer with applicable Canadian Securities Laws. Whenever used in this Notice of Change and Variation, the term “Offer” means the Original Offer, as amended hereby, unless the context requires otherwise (in which case “Offer” means the Original Offer).

THE OFFER HAS BEEN AMENDED TO, AMONG OTHER THINGS, INCREASE THE

CONSIDERATION PAYABLE UNDER THE OFFER TO 0.1300 OF A TOTAL COMMON SHARE AND

$0.20 IN CASH FOR EACH SAVANNA COMMON SHARE

THE OFFER REMAINS OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (PACIFIC TIME) ON MARCH 24, 2017 UNLESS THE OFFER IS ACCELERATED OR EXTENDED BY TOTAL ENERGY OR

WITHDRAWN BY TOTAL ENERGY.

This Notice of Change and Variation should be read in conjunction with: (i) the Original Offer and the associated take-over bid circular dated December 9, 2016 (the “Original Circular”, and together with the Original Offer, the “Original Offer and Circular”); (ii) the Letter of Transmittal (as defined in the Glossary of this document) that accompanied the Original Offer and Circular; (iii) the Notice of Guaranteed Delivery (as defined in the Glossary of this document) that accompanied the Original Offer and Circular; and (iv) the Amended Letter of Transmittal (as defined in the Glossary of this document) that accompanies this Notice of Change and Variation. To the extent not otherwise specifically set out in this document, the Original Offer and Circular, the Letter of Transmittal that accompanied the Original Offer and Notice of Guaranteed Delivery are deemed to be amended as of the date hereof to give effect to the amendments to the Original Offer described in this document. Except as otherwise set out in or amended by this Notice of Change and Variation, the terms and conditions of the Original Offer and the information in the Original Offer and Circular, the Letter of Transmittal that accompanied the Original Offer (as read in conjunction with the Amended Letter of Transmittal) and the Notice of Guaranteed Delivery continue to be applicable in all respects. The Original Offer and Circular and this Notice of Change and Variation are collectively referred to in this document as the “Offer and Circular”.

Unless inconsistent with the context: (i) all references to the “Offer” in the Original Offer and Circular should be read as references to the Original Offer as amended hereby; (ii) all references to the “Circular” in the Original Offer and Circular should be read as references to the Original Circular, as amended hereby; and (iii) all references to the “Offer and Circular” in the Original Offer and Circular should be read as references to the Original Offer and Circular, as amended hereby.

Total Energy has obtained two of the Required Regulatory Approvals for the Offer, being the Competition Act Clearance (as defined in the Glossary of this document) and the conditional approval of the TSX to list the Total Common Shares to be distributed under the Offer. In addition, the shareholders of Total Energy have approved the issuance of the Total Common Shares to be issued to Savanna Shareholders under the Offer.

Savanna Shareholders who have validly deposited under the Offer and not withdrawn their Savanna Common Shares need take no further action to accept the Offer, unless a Savanna Shareholder that is an Eligible Holder (as defined on page 12 of this document) wishes to utilize the tax election procedure allowed for in the Amended Letter of Transmittal, in which case, an Amended Letter of Transmittal (duly completed to include the tax election) is required to be submitted by such Savanna Shareholder to the depositary for the Offer, Computershare Investor Services Inc. (the “Depositary”). Failure to provide the Depositary with an Amended Letter of Transmittal will prevent a Savanna Shareholder that is an Eligible Holder from making the tax election allowed for in the Amended Letter of Transmittal. See Section 1 of this Notice of Change and Variation, entitled “Increase to the Offer Consideration” under the subheading “Tax Considerations – Canada – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”. All Savanna Shareholders who tender their Savanna Common Shares to the Offer will receive the increased consideration per Savanna Common Share described in this document, including those Savanna Shareholders who have already validly deposited (and not withdrawn) their Savanna Shares under the Offer.

(ii)

Savanna Shareholders who have not yet deposited their Savanna Common Shares under the Offer and who wish to accept the Offer must, prior to the Expiry Time, properly complete and execute a Letter of Transmittal (printed on YELLOW or BLUE paper, as applicable) and tender it, or a manually signed facsimile thereof, together with certificate(s) or a DRS Statement (as defined in the Glossary of this document) representing their Savanna Common Shares and any other documents required by the Letter of Transmittal, to the Depositary, at any one of the offices of the Depositary specified in the Letter of Transmittal. The Letter of Transmittal which accompanied the Original Offer and Circular has been amended to reflect the increase in the consideration payable under the Offer and allow Eligible Holders to make a tax election, as described herein. See Section 1 of this Notice of Change and Variation, entitled “Increase to the Offer Consideration” under the subheading “Tax Considerations – Canada – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”. The Amended Letter of Transmittal accompanies this Notice of Change and Variation. Savanna Shareholders who have not yet deposited their Savanna Common Shares under the Offer should properly complete the Amended Letter of Transmittal and submit it to the Depositary. Savanna Shareholders who are Eligible Holders and who have validly deposited their Savanna Common Shares under the Offer and submitted the Letter of Transmittal that accompanied the Original Offer and Circular should complete the Amended Letter of Transmittal if they wish to make use of the tax election procedure allowed for in the Amended Letter of Transmittal and deliver it to the Depositary. Savanna Shareholders who have already validly deposited (and not withdrawn) their Savanna Common Shares under the Offer and who do not submit an Amended Letter of Transmittal to the Depositary will be considered to have disposed of a portion of such Savanna Common Shares for Total Common Shares and to have disposed of the remaining portion of such Savanna Common Shares for cash in the proportions described under the heading “Offer Consideration” on page 4 of the Amended Letter of Transmittal. See Section 1 of this Notice of Change and Variation, entitled “Increase to the Offer Consideration” under the subheading “Tax Considerations – Canada – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer – Disposition of Savanna Common Shares Where No Indication to Make a Subsection 85(1) Tax Election”. Detailed rules and instructions are set out in the Letter of Transmittal. Alternatively, Savanna Shareholders may accept the Offer by: (i) following the procedures for book-entry transfer of Savanna Common Shares described in Section 3 of the Original Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”; or (ii) following the procedures for guaranteed delivery described in Section 3 of the Original Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on GREEN paper), or a manually signed facsimile thereof, in cases where the certificate(s) or DRS Statement representing the Savanna Common Shares is (are) not immediately available, the Savanna Shareholder cannot complete the procedures for book-entry transfer of Savanna Common Shares on a timely basis or if the Savanna Shareholder cannot deliver the certificate(s) or DRS Statement for the applicable Savanna Common Shares, the Letter of Transmittal and all other required documents (if any) to the Depositary prior to the Expiry Time. Savanna Shareholders who wish to accept the Offer will not be required to pay any fee or commission if they tender their Savanna Common Shares directly to the Depositary.

Savanna Shareholders whose Savanna Common Shares are held on their behalf, or for their account, by an investment dealer, broker, bank, trust company or other intermediary, should contact their intermediary directly if they wish to accept the Offer. Intermediaries will likely establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, Savanna Shareholders who wish to tender their Savanna Common Shares to the Offer and whose Savanna Common Shares are held through an intermediary should promptly and carefully follow the instructions provided to them by their investment dealer, broker, bank, trust company or other intermediary.

All cash payments under the Offer will be made in Canadian dollars.

Questions and requests for assistance may be directed to the Depositary or Laurel Hill Advisory Group, the information agent appointed by Total Energy for the Offer (the “Information Agent”). Contact details may be found on the back page of this document. Additional copies of this document and related materials may be obtained (on request and without charge) from the Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com, under the SEDAR profile for Savanna. This website address is provided for informational purposes only and no information contained on, or accessible from, this website is incorporated by reference in this document.

Ownership of the Total Common Shares that may be distributed in connection with the Offer involves certain risks. For a discussion of various risk factors you should consider in evaluating the Offer, refer to Section 28 of the Original Circular, “Risk Factors” (to be read in conjunction with the additional risk factor disclosure in this document).

Savanna Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Savanna Common Shares under the Offer or a disposition of Savanna Common Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction. Savanna Shareholders should consult their own tax advisors to determine whether they should make the tax election. Savanna Shareholders whose Savanna Common Shares are held on their behalf, or for their account, by an investment dealer, broker, bank, trust company or other intermediary and who wish to make the tax election should contact their intermediary directly to determine the procedure for making the tax election. It is the Savanna Shareholder’s responsibility to take the steps required to make a valid tax election. See the information set out in Section 1 of this Notice of Change and Variation, under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

(iii)

No Person (including the Depositary, the Information Agent or any dealer manager or soliciting dealer) has been authorized to give any information or make any representation or warranty on behalf of Total Energy or any of its Affiliates (as defined in the Glossary of this document) in connection with the Offer other than as contained in this document, the Original Offer and Circular and the Letter of Transmittal and, if given or made, any such information, representation or warranty must not be relied upon as having been authorized by Total Energy, the Depositary, the Information Agent or any dealer manager or soliciting dealer. Except as set out in the Offer and Circular, no broker, investment dealer or other Person has been appointed as an agent of Total Energy, or any of its Affiliates, the Depositary, the Information Agent or any dealer manager, for purposes of the Offer.

Neither this document nor the Original Offer and Circular constitutes an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will tenders be accepted from or on behalf of, Savanna Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, Total Energy may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Savanna Shareholders in any such jurisdiction.

SAVANNA SHAREHOLDERS IN THE UNITED STATES SHOULD NOTE THE FOLLOWING:

The Offer is being made by a Canadian foreign private issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this document and the Original Offer and Circular in accordance with the disclosure requirements of Canadian Securities Laws. Savanna Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in this document and the Original Offer and Circular have been prepared in accordance with International Financial Reporting Standards, and may be subject to foreign auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

Savanna Shareholders who are resident in, or citizens of, the United States, should be aware that the disposition of their Savanna Common Shares and the acquisition by them of Total Common Shares (representing partial consideration under the Offer) under the Offer may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein and such Savanna Shareholders are encouraged to consult their tax advisors.

The enforcement by investors of civil liabilities under United States Securities Laws may be affected adversely by the fact that Total Energy is incorporated and organized under the laws of the Province of Alberta, that all of its officers and directors are residents of Canada, that some or all of the experts named in this document and the Original Offer and Circular may be residents of a foreign country, and that all or a substantial portion of the assets of Total Energy and said persons may be located outside the United States.

THE ISSUANCE OF THE TOTAL COMMON SHARES UNDER THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT OR THE ORIGINAL OFFER AND CIRCULAR AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Savanna Shareholders should be aware that Total Energy, directly or indirectly, may, prior to the Expiry Time, bid for or make purchases of Savanna Common Shares, as permitted by Canadian Securities Laws.

Savanna Shareholders in the United States should read the “Notice to Savanna Shareholders in the United States” on pages (vi) to (xiv) of this document, which replaces in its entirety the section “Notice to Savanna Common Shareholders in the United States” in the Original Offer and Circular.

The head office of Total Energy is located at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 and the registered office of Total Energy is located at 4500, 855 – 2nd Street S.W. Calgary, Alberta T2P 4K7.

Various capitalized terms used in this document (including in these cover pages) are defined in the Glossary of this document starting on page 45.

(iv)

Information contained in this document is given as of March 1, 2017, unless otherwise noted or the context otherwise requires. Total Energy does not undertake any obligation to update any such information except as required by applicable Canadian Securities Laws. Information in this document and the Original Offer and Circular relating to Savanna has been compiled from public sources. See “Notice Regarding Savanna Information” on page (xv) of this document.

The changes to the Original Offer and Circular (dated December 9, 2016) described in Section 3(b) of this Notice of Change and Variation are considered by Total Energy to be immaterial and are intended to clarify certain information in the Original Offer and Circular and address typographical errors in the Original Offer and Circular.

The effective date of the amendments/variations to the Original Offer set out in this Notice of Change and Variation is February 28, 2017.

QUESTIONS MAY BE DIRECTED TO THE INFORMATION AGENT

North America Toll Free: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

(v)

NOTICE TO SAVANNA SHAREHOLDERS IN THE UNITED STATES

This section replaces in its entirety the section “Notice to Savanna Common Shareholders in the United States” in the Original Offer and Circular. Savanna Shareholders in the United States should read this section and not such section in the Original Offer and Circular.

The Offer is being made for the securities of a Canadian foreign private issuer that does not have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the Exchange Act, or Regulation 14D promulgated thereunder.

All references to “$” and “dollars” in this “Notice to Savanna Shareholders in the United States” are stated in lawful currency of the United States of America.

The Offer is being conducted in accordance with Section 14(e) of the Exchange Act and Regulation 14E promulgated thereunder. Total Energy, a Canadian foreign private issuer, is permitted under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Securities Laws in force in Canada.

Savanna Shareholders who are resident in, or citizens of, the United States should be aware that the disposition of their Savanna Common Shares and the acquisition by them of Total Common Shares, representing partial consideration under the Offer, as described herein, may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein and such Savanna Shareholders are encouraged to consult their tax advisors. See Section 1 of this Notice of Change and Variation under the headings “Tax Considerations – Canada – Certain Canadian Federal Income Tax Considerations” and “Tax Considerations – United States – Certain United States Federal Income Tax Considerations”.

No offer to sell or solicitation of an offer to buy Total Common Shares pursuant to the Offer is made in the U.S. states of Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, the District of Columbia, Florida, Illinois, Kentucky, Louisiana, Maryland, Massachusetts, Montana, Nebraska, Nevada, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, Tennessee, Texas, Utah, Virginia, Washington, West Virginia and Wyoming or in Puerto Rico (collectively, the “Restricted States”) except to a person who qualifies as an “exempt institutional investor” in the applicable Restricted State.

Savanna Shareholders who reside in one of the Restricted States and who wish to tender their Savanna Common Shares to the Offer in exchange for Total Common Shares (representing partial consideration under the Offer) must qualify as an “exempt institutional investor” in such jurisdiction. The criteria that must be satisfied to qualify as an exempt institutional investor in each of the Restricted States is set out below:

Alabama	A bank, savings institution, credit union, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or to a dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Alaska	Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or to broker-dealers, whether the purchasers are acting for themselves or in some fiduciary capacity.

Arizona	A bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit sharing trust or other financial institution or institutional buyer or a dealer whether the purchaser is acting for itself or in a fiduciary capacity.

Arkansas	A bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

(vi)

California	Banks, savings and loan associations, trust companies, insurance companies, investment companies registered under the Investment Company Act of 1940, pension or profit-sharing trusts (other than pension or profit-sharing trusts of the issuer, self-employed individual retirement plans or individual retirement accounts), or certain other institutional investors or governmental agencies or instrumentalities designated by the Commissioner of Corporations, or to broker-dealers, provided that the purchaser represents that it is purchasing for its own account (or as trustee) for investment and not with a view to or for sale in connection with any distribution of the securities.

Colorado	A depository institution; insurance company; separate account of an insurance company; investment company registered under, or business development company as defined in, the federal Investment Company Act of 1940; private business development company as defined in the federal Investment Advisers Act of 1940; an employee pension, profit-sharing, or benefit plan having total assets in excess of $5,000,000 or whose investment decisions are made by a named fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the federal Investment Advisers Act of 1940, a depository institution, or an insurance company; an entity, other than an individual, a substantial part of whose business activities consists of investing, purchasing, selling, or trading in securities of more than one issuer and not of its own issue and that has total assets in excess of $5,000,000 as of the end of its latest fiscal year; small business investment company licensed by the federal small business administration under the federal Small Business Investment Act of 1958; to any other institutional buyer or to a broker-dealer; whether the purchaser is acting for itself or in a fiduciary capacity.

Connecticut	Banks and trust companies, national banking associations, savings banks, savings and loan associations, federal savings and loan associations, credit unions, federal credit unions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, or to broker-dealers, whether acting for themselves or in some fiduciary capacity.

Delaware (1)	Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, or to broker-dealers, whether acting for themselves or in some fiduciary capacity, except if the institutional buyer is in fact acting only as agent for another purchaser that is not one of the above institutions.

District of Columbia	A depository institution; insurance company; investment company registered under the Investment Company Act of 1940; business development company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan having total assets in excess of $5,000,000 or whose investment decisions are made by a named fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a broker-dealer registered under the Exchange Act, an Investment Adviser registered or exempt from registration under the federal Investment Advisers Act of 1940, a depository institution or an insurance company; a “qualified institutional buyer” as defined in SEC Rule 144A; a broker-dealer; an accredited investor as defined in SEC Rule 501(a); a limited liability company with net assets of at least $500,000; and any other financial institution or institutional buyer, whether acting for itself or others in a fiduciary capacity.

(vii)

Florida	A bank or trust company, savings institution, insurance company, dealer, investment company as defined by the Investment Company Act of 1940, or pension or profit-sharing trust or qualified institutional buyer as defined in SEC Rule 144A, as such rule existed on November 1, 1992, whether any such entity is acting in its individual or fiduciary capacity; provided that the offer or sale of securities is not for the direct or indirect promotion of any scheme or enterprise with the intent of violating or evading any provision of the Florida Securities Act.

Illinois (2)	Any corporation, bank, savings bank, savings institution, savings and loan association, trust company, insurance company, building and loan association, or dealer; to a pension fund or pension trust, employees’ profit-sharing trust, other financial institution or institutional investor, or any government or political subdivision or instrumentality thereof, whether the purchaser is acting for itself or in some fiduciary capacity; to any partnership or other association engaged as a substantial part of its business or operations in purchasing or holding securities; to any trust in respect of which a bank or trust company is trustee or co-trustee; to any entity in which at least 90% of the equity thereof is owned by the directors, executive officers or general partners of such entity or by the above institutions or by individual “accredited investors” as defined in Regulation D, Rule 501(a) (5) or (6) under the U.S. Securities Act (as defined in the Glossary of this document); or to any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (i) having total assets in excess of $5,000,000, or (ii) whose investment decisions are made by a plan fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a bank, savings and loan association, insurance company, registered investment adviser or investment adviser registered under the Investment Advisers Act of 1940, or (iii) in the case of a self-directed plan, whose investment decisions are made solely by the above persons or institutions; to any plan with total assets in excess of $5,000,000 established and maintained by, and for the benefit of the employees of, any state or political subdivision or agency or instrumentality thereof; an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, or to any Massachusetts or similar business trust or any partnership if such organization, trust or partnership has total assets in excess of $5,000,000.

Kentucky (3)	A bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Louisiana	Any bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, real estate investment trust, small business investment corporation, pension or profit-sharing plan or trust, other financial institution, or any dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Maryland (4)	Banks, savings and loan associations, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, employee benefit plans with assets of not less than $1,000,000, governmental agencies or instrumentalities, investment advisers with assets under management of not less than $1,000,000, or broker-dealers, whether acting for themselves or as trustees or as fiduciaries with investment control, or other institutional investors as designated by rule or order of the Commissioner.

(viii)

Massachusetts (5)	Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, or to broker-dealers, whether acting for themselves or in some fiduciary capacity.

Montana (3)	Bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Nebraska (6)	Bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, to an individual accredited investor, or to a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity. The term “individual accredited investor” means (a) any director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer or general partner of a general partner of that issuer, (b) any manager of a limited liability company that is the issuer of the securities being offered or sold, (c) any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his or her purchase, exceeds one million dollars ($1,000,000), or (d) any natural person who had an individual income in excess of two hundred thousand dollars ($200,000) in each of the two most recent years or joint income with that person’s spouse in excess of three hundred thousand dollars ($300,000) in each of those years and has a reasonable expectation of reaching the same income level in the current year.

Nevada (7)	A depository institution; insurance company; separate account of an insurance company; investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing, or benefit plan having total assets in excess of $5,000,000 or whose investment decisions are made by a named fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depository institution, or an insurance company; to any other institutional buyer; whether acting for itself or others in a fiduciary capacity other than as an agent; or to a broker-dealer.

New Jersey	Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, including Qualified Institutional Buyers as defined in SEC Rule 144A, or to broker-dealers, whether acting for themselves or in a fiduciary capacity.

North Carolina	Any entity which has a net worth in excess of $1,000,000 as determined by generally accepted accounting principles, any bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to any dealer, whether the purchaser is acting for itself or in some fiduciary capacity. The term entity includes a corporation, joint-stock company, limited liability company, business trust, limited partnership or other partnership in which the interests of the partners are evidenced by a security, trust in which the interests of the beneficiaries are evidenced by a security, any other unincorporated organization in which two or more persons have a joint or common economic interest evidenced by a security, and governmental or political subdivision of a government.

ix

Ohio	A bank, trust company, savings and loan association, savings bank, credit union incorporated or organized under the laws of a state, the United States, Canada or any province of Canada that is subject to regulation or supervision by that country, state, or province, or any international banking institution; any insurance company or separate account of an insurance company; an investment company; broker-dealer registered under the Exchange Act, or licensed by the Ohio Division of Securities as a dealer; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, or an investment adviser registered under the Ohio Securities Act, a bank, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, or an investment adviser registered under the Ohio Securities Act, a bank, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a federal covered investment adviser acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(i)(H), adopted under the U.S. Securities Act; a “major United States institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Exchange Act; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Ohio Securities Act; whether acting for itself or for others in a fiduciary capacity; or a federal covered investment adviser acting for its own account.

Oregon (3)	Securities rated in the first four ratings by Standard & Poor’s Corporation or Moody’s Investors Service, Inc. may be sold to anyone. Securities not so rated may be sold only to a bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer, mortgage broker or mortgage banker, whether the purchaser is acting for itself or in a fiduciary capacity when the purchaser has discretionary authority to make investment decisions.

Pennsylvania (8)

Broker-dealers, insurance companies, pension or profit sharing plans or trusts (except a municipal pension plan or system), investment companies as defined in the Investment Company Act of 1940, banks, savings banks, savings institutions, savings and loan associations, thrift institutions, trust companies or similar organizations organized or chartered under the laws of the United States or any of

(x)

its territories or possessions, or of any state, the District of Columbia or Puerto Rico, which are authorized to and receive deposits, are supervised and examined by officials or agencies of the organizing or chartering entity, and whose deposits are insured by the Federal Deposit Insurance Corporation or a successor authorized by Federal law, or persons, other than individuals, controlling any of the foregoing, the Federal Government, State or any agency or political subdivision thereof, except public school districts of Pennsylvania, or any other person so designated by regulation of the Pennsylvania Securities Commission, whether the buyers are acting for themselves or in some fiduciary capacity.

Puerto Rico (3)	Any bank, savings institution, trust company, insurance company, investment company as defined in the Investment Companies Act of Puerto Rico, pension or profit-sharing trust, or other financial institution or institutional buyer, or to any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Rhode Island (3)	A depository institution; insurance company; a separate account of an insurance company, investment company as defined in the Investment Company Act of 1940; an employee pension, profit-sharing or benefit plan having total assets in excess of $5,000,000 or whose investment decisions are made by a plan fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is either a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depository institution, or an insurance company; to any other institutional buyer, whether acting for itself or others in a fiduciary capacity; or to a broker-dealer.

Tennessee	Banks, trust companies, insurance companies, investment companies registered under the Investment Company Act of 1940, as amended, holding companies which control any of the foregoing, trusts or funds over which any of the foregoing has or shares investment discretion, a pension or profit-sharing plan, an institutional buyer (as the Commissioner may further define by rule), or any other person engaged as a substantial part of its business in investing in securities, in each case having a net worth in excess of $1,000,000, or to broker-dealers.

Texas (9)	Any bank, trust company, building and loan association, insurance company, surety or guaranty company, savings institution, credit union, savings and loan association, federal savings bank, investment company as defined in the Investment Company Act of 1940, small business investment company as defined in the Small Business Investment Act of 1958, as amended, or any registered dealer actually engaged in buying and selling securities, or to certain institutional investors designated by regulation of the Texas Securities Board, provided the purchaser is purchasing for its own account or as trustee of a trust not specifically formed to purchase the securities and is not acting as agent for another person which is not one of the above institutions.

Utah (3)	Depository institutions; trust companies; insurance companies; investment companies as defined in the Investment Company Act of 1940; pension or profit-sharing trusts; other financial institutions or institutional investors; or to broker-dealers; whether acting for themselves or in some fiduciary capacity.

Virginia	Any corporation, investment company or pension or profit-sharing trust or to a broker-dealer.

Washington (10)	A bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of 1940, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

(xi)

West Virginia (11)	Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, or to broker-dealers, whether acting for themselves or in some fiduciary capacity.

Wyoming (3)	Banks, savings institutions, trust companies, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit-sharing trusts, or other financial institutions or institutional buyers, or to broker-dealers, whether acting for themselves or in some fiduciary capacity.

Notes:

(1)	The term “institutional buyers” has been defined by regulation to include the following: (i) an accredited investor, as that term is defined in Rule 501(a)(1)-(4), (7) and (8) of Regulation D under the U.S. Securities Act excluding, however, any self-directed employee benefit plan with investment decisions made solely by persons that are accredited investors as defined in Rule 501(a)(5) and (6) of Regulation D; (ii) any Qualified Institutional Buyer as defined in Rule 144A(a)(1) under the U.S. Securities Act; and (iii) a corporation, partnership, trust, estate, or other entity (excluding individuals) having a net worth of not less than $5,000,000 or a wholly-owned subsidiary of such entity, as long as the entity was not formed for the purpose of acquiring the securities.
(2)	The terms “financial institution” or “institutional investor” have been defined by regulation to include but not be limited to: (i) a manager of investment accounts on behalf of other than natural persons who, with affiliates, exercises sole investment discretion with respect to such accounts, provided there are more than 10 such accounts having a fair market value of not less than $10,000,000; (ii) investment companies, universities and other organizations whose primary purpose is to invest its own assets or those held in trust by it for others; (iii) trust accounts and individual or group retirement accounts in which a bank, trust company, insurance company or savings and loan institution acts in a fiduciary capacity; (iv) foundations and endowment funds exempt from taxation under the Internal Revenue Code of 1986, a principal business function of which is to invest funds to produce income in order to carry out the purpose of the foundation or fund.
(3)	The relevant regulatory agency has opined or stated that Qualified Institutional Buyers under SEC Rule 144A fall within the definition or meaning of “institutional investor” or “institutional buyer”.
(4)	The institutional investors designated by rule of the Commissioner of Securities include: (a) an accredited investor as defined in Rule 501(a)(1) - (3), (7) and (8) of Regulation D under the U.S. Securities Act; and (b) a Qualified Institutional Buyer within the meaning of Rule 144A under the U.S. Securities Act.
(5)	The term institutional buyer includes, but is not limited to: (1) a small business investment company licensed by the United States Small Business Administration; (2) a private business development company as defined in the Investment Advisers Act of 1940, as amended; (3) a business development company as defined in the Investment Company Act of 1940, as amended; (4) an entity with total assets in excess of $5,000,000 and which is either (a) a company (whether a corporation, Massachusetts or similar business trust, partnership, limited liability company or limited liability partnership) not formed for the specific purpose of acquiring the securities offered, a substantial part of whose business activities consists of investing, purchasing, selling or trading in securities of others and whose investment decisions are made by persons reasonably believed by the seller to have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment or (b) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986; and (5) a Qualified Institutional Buyer as defined in 17 CFR 230.144A(a).
(6)	The following have been added to the list of exempt institutional investors by the Bureau of Securities: (1) a business development company as defined in the Investment Company Act of 1940; (2) a small business investment company licensed by the United States Small Business Administration. In an interpretative opinion, the Bureau of Securities has limited the scope of the term pension or profit-sharing trust to mean an employee benefit plan, as defined in Title I of the Employee Retirement Income Security Act of 1974, if: (a) investment decisions are made by a plan fiduciary, as defined in the Employee Retirement Income Security Act of 1974, which is either a bank, insurance company or registered investment adviser or (b) the plan has total assets in excess of $5,000,000.
(7)	The Administrator will interpret “institutional buyer” to include, without limitation, any accredited investor as defined under Rule 501 of Regulation D of the U.S. Securities Act.
(8)

Persons designated by regulation of the Pennsylvania Securities Commission include: (1) a corporation or business trust or a wholly-owned subsidiary of such person which has been in existence for 18 months and which has a tangible net worth on a consolidated basis, as reflected in its most recent audited financial statements, of $10 million or more; (2) a college, university, or other public or private institution which has received exempt status under Section 501(c)(3) of the Internal Revenue Code of 1954 and which has total endowment or trust funds, including annuity and life income funds, of $5 million or more according to its most recent audited financial statements, provided that the aggregate dollar amount of securities being sold to the person under the exemption contained in Section 203(c) of the Pennsylvania Securities Act of 1972 (the “Act”) may not exceed 5.0% of the endowment or trust funds; (3) a wholly-owned subsidiary of a bank as defined in Section 102(d) of the Act and Section 102.041 of the Regulations of the Pennsylvania Securities Commission (relating to banking institutions and savings and loan institutions); (4) a person, except an individual or an entity whose securityholders consist entirely of one individual or group of individuals who are related, which is organized primarily for the purpose of purchasing, in non-public offerings, securities of corporations or issuers engaged in research and development activities in conjunction with a corporation and which complies with one of the following: (i) has purchased $5 million or more of the securities offered excluding both of the following: (A) a purchase of securities of a corporation in which the person directly or beneficially owns more than 50% of the issuing corporation’s voting securities, but securities purchased under a leveraged buy-out financing in which the person does not intend to provide direct management to the issuer, shall not be excluded, or (B) any dollar amount of a purchase of securities of a corporation which investment represents

(xii)

more than 20% of the person’s net worth; (ii) is capitalized at $2,500,000 or more and is controlled by an individual controlling a person which meets the criteria contained in subparagraph (i); (iii) is capitalized at $10 million or more and has purchased $500,000 or more of the securities, excluding a purchase of securities of a corporation in which the person directly or beneficially owns more than 50% of the corporation’s voting securities; (iv) is capitalized at $250,000 or more and is a person who is promoted and controlled by individuals controlling a person meeting the criteria of subparagraph (4)(i), (ii) or (iii) above and which is formed exclusively for the purpose of purchasing securities of issuers in various amounts and on the same terms and conditions as persons promoted and controlled by individuals controlling a person meeting the criteria of subparagraph (4)(i), (ii) or (iii) above (a “side-by-side fund”); (5) a Small Business Investment Company as that term is defined in Section 103 of the Small Business Investment Act of 1958, which either: (i) has total capital of $1 million or more; or (ii) is controlled by institutional investors as defined in Section 102(k) of the Act or as herein defined; (6) a Seed Capital Fund, as defined in Section 2 and authorized in Section 6 of the Pennsylvania Small Business Incubators Act; (7) a Business Development Credit Corporation, as authorized by the Pennsylvania Business Development Credit Corporation Law; (8) a person whose securityholders consist solely of institutional investors or broker-dealers; (9) a Qualified Institutional Buyer as defined in Rule 144A under the U.S. Securities Act; and (10) a Qualified Pension and Profit Sharing and Stock Bonus Plan under section 401 of the Internal Revenue Code of 1986 (KEOGH), an Individual Retirement Account under section 408 of the Internal Revenue Code of 1986 (IRA) and a Simplified Employee Pension under section 408(k) of the Internal Revenue Code of 1986 (SEP) if the KEOGH, IRA or SEP has (a) plan assets of $5 million or more, or (b) retained, on an ongoing basis, the services of a person knowledgeable and experienced in financial and business matters to render professional investment management advice and has investments of $500,000 or more in securities.
(9)	The institutional investors designated by the Texas Securities Board include: (i) an accredited investor, as that term is defined in Rule 501(a)(1)-(4), (7) and (8) of Regulation D under the U.S. Securities Act excluding, however, any self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors as defined in Rule 501(a)(5) - (6) of Regulation D; (ii) any Qualified Institutional Buyer as defined in Rule 144A(a)(1) under the U.S. Securities Act; (iii) a corporation, partnership, trust, estate, or other entity (excluding individuals) having a net worth of not less than $5,000,000 or a wholly-owned subsidiary of such entity, as long as the entity was not formed for the purpose of acquiring the Securities.
(10)	The Administrator has included the following as institutional buyers: (a) a corporation, business trust or partnership, or a wholly-owned subsidiary thereof, which has been in operation for at least twelve months and has a net worth on a consolidated basis of at least $10,000,000 as determined by the entity’s most recent audited financial statements (which must be dated within 16 months of the transaction in the securities offered); (2) any entity which has been granted exempt status under Section 501(c)(3) of the Internal Revenue Code of 1986, having total endowment or trust funds of $5,000,000 or more according to its most recent audited financial statements (which must be dated within 16 months of the transaction in the securities offered); (3) any wholly-owned subsidiary of a bank, savings institution, insurance company or investment company as defined in the Investment Company Act of 1940; (4) any other entity or person, other than a natural person, which the Administrator specifies as having sufficient expertise and financial strength to bear the risks of purchasing unregistered securities. The Administrator has also indicated that “no action” would be taken with respect to sales to Qualified Institutional Buyers, as defined in Rule 144A under the U.S. Securities Act.
(11)	The term institutional buyer has been defined by the Commissioner of Securities to include: a corporation, business trust, partnership, limited liability company, limited liability partnership or wholly owned subsidiary of any of the aforementioned entities or an entity which has been granted exempt status under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, which has been operating on a continuing basis for at least twelve months and which has a net worth of at least $5,000,000, a substantial part of whose business activities consists of investing, purchasing, selling or trading in securities issued by others and whose investment decisions are made by persons who are reasonably believed by the seller to have such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of investment; a small business investment company licensed by the United States Small Business Administration under the Small Business Investment Act of 1958, as amended; a private business development company as defined by the Investment Advisers Act of 1940, as amended; a business development company as defined in the Investment Company Act of 1940, as amended; a wholly-owned subsidiary of a bank, savings institution, insurance company, or investment company; or a qualified institutional buyer as defined in 144A(a) adopted under the U.S. Securities Act.

The following summary sets out information concerning the ability of U.S. Persons to participate in the Offer.

•	If you reside in one of the following states, you may accept the Offer and receive Total Common Shares (as partial consideration under the Offer) in exchange for any Savanna Common Shares that you tender to the Offer: Georgia, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Michigan, Minnesota, Mississippi, Missouri, New Hampshire, New Mexico, New York, North Dakota, Oklahoma, South Carolina, South Dakota, Vermont and Wisconsin (each, a “Non-restricted State”). You are not required to be an “exempt institutional investor” to accept the Offer and receive Total Common Shares (as partial consideration) under the Offer if you reside in a Non-restricted State.

•	If you reside in one of the Restricted States (as defined above on page (vi) – six paragraph), you may accept the Offer and receive Total Common Shares as partial consideration under the Offer for any Savanna Common Shares that you tender to the Offer, provided you are an “exempt institutional investor” under the laws of your state of residence. If you are an “exempt institutional investor” under the laws of your state of residence, and wish to tender Savanna Common Shares to the Offer, you may be required to certify your status as an “exempt institutional investor” to Total Energy and the Depositary and should contact the Information Agent or the Depositary for additional information in that regard.

(xiii)

•	If you reside in one of the Restricted States and you are not an “exempt institutional investor” under the laws of your state of residence, you may accept the Offer, but you are not entitled to receive Total Common Shares as partial consideration for the Savanna Common Shares that you tender to the Offer. As noted under Section 6 of the Original Offer (page 27 of the Original Offer and Circular), Total Energy proposes to deliver to the Depositary, the Total Common Shares that Savanna Shareholders who are non-residents of Canada would otherwise have been entitled to receive (as partial consideration) under the Offer, but are prohibited from receiving, due to applicable securities laws (such shareholders being referred to in this document, as the “Non-exempt Shareholders”). The Depositary or its nominee will, as agent for the Non-exempt Shareholders, sell, or cause to be sold (through a broker in Canada and on the Toronto Stock Exchange), those Total Common Shares that would otherwise be issuable to Non-exempt Shareholders, after the payment date for the Savanna Common Shares taken up or otherwise acquired under the Offer. After completion of such sales, the Depositary will distribute the aggregate net proceeds of sale, after expenses, commissions and applicable withholding taxes, pro rata, among the Non-exempt Shareholders. Any sales of Total Common Shares described above will be completed as soon as practicable after the date on which Total Energy takes up and pays for the Savanna Common Shares of Non-exempt Shareholders under the Offer and will be done in a manner intended to maximize consideration to be received from the sale of Total Common Shares and to minimize any adverse impact of the sale on the market for the Total Common Shares.

Prior to the Expiry Time, Total Energy may take additional steps to register the Total Common Shares to be issued in connection with the Offer in accordance with the securities laws of certain states in the United States. In the event that Total Energy takes any such steps, it will provide notice thereof to Savanna Shareholders as required by applicable law, including by issuing a news release at the relevant time.

Registration of Total Common Shares under the U.S. Securities Act to Address Rule 802 Availability

At the time it announced its intention to make the Offer on November 23, 2016 and at the time it formally commenced the Offer on December 9, 2016, Total Energy determined that the percentage of Savanna Common Shares held by residents of the United States was less than 10% of the total number of issued and outstanding Savanna Common Shares, and accordingly that Total Energy was able to rely upon an exemption from registration available under Rule 802 (as defined in the Glossary of this document) under the U.S. Securities Act, which provides, among other things, that, in the context of an unsolicited offer, the offeror is entitled to presume that the percentage of shares subject to an offer owned by persons resident in the United States is less than 10%, if the principal trading market for the applicable shares is outside the United States and the offeror does not know or have reason to know that the level of United States ownership of the applicable securities exceeds 10%.

However, in order to facilitate the issuance of the Total Common Shares under the Offer to Savanna Shareholders in the United States and address any assertions that the exemption provided by Rule 802 is not available to Total Energy, Total Energy made the necessary filings in the United States to register, under the U.S. Securities Act, the Total Common Shares that may be distributed to U.S. holders of Savanna Common Shares under the Offer.

If it were determined that Total Energy did not satisfy the conditions of Rule 802, certain of our activities in the United States related to the Offer could be found to be a violation of Section 5 of the U.S. Securities Act. If a violation of Section 5 were found to have occurred, each Savanna Shareholder in the United States who acquires Total Common Shares under the Offer could have the right to rescind its purchase of the Total Common Shares, meaning that Total Energy could be required to refund the purchase price of the Total Common Shares to each such purchaser who elected rescission.

U.S. Auditor Independence Requirements

During 2015, KPMG LLP (“KPMG Canada”) provided non-audit services, with success-based fee arrangements, to Total Energy, which are prohibited under SEC independence rules. However, these services are permissible under the independence requirements of the CPA Alberta Rules of Professional Conduct applicable to the audit of a reporting issuer audit client in the Province of Alberta and the IESBA Code of Ethics for Professional Accountants. Specifically, Total Energy engaged KPMG Canada to assist in the preparation of claims under the Scientific Research and Experimental Development tax credit program of the Canada Revenue Agency (“CRA”) for the 2012, 2013 and 2014 tax years. The fees totaling $21,364 were earned, billed and collected in 2015.

While the fee arrangements for these services are not permitted under SEC independence rules, KPMG Canada and Total Energy’s Audit Committee have concluded these matters did not affect KPMG Canada’s ability to be objective and apply impartial judgment in its audit of Total Energy’s 2015 financial statements.

Documents Forming Part of the Registration Statement

The following documents have been filed with the SEC as part of the registration statement of which this document forms a part: (a) the Amended Letter of Transmittal; (b) the Notice of Guaranteed Delivery; (c) the documents incorporated by reference in the Original Offer and Circular; (d) a consent of KPMG LLP; (e) a consent of Bennett Jones LLP; and (f) powers of attorney from certain of Total Energy’s directors.

(xiv)

CURRENCY

Unless otherwise noted herein, all references to “$” in this Notice of Change and Variation mean Canadian dollars.

NOTICE REGARDING SAVANNA INFORMATION

Except as otherwise indicated herein, the information concerning Savanna contained in this document has been taken from, or is based upon, publicly available information filed by Savanna with various Securities Regulatory Authorities in Canada or accessible through other public sources, in each case as of March 1, 2017. As of the date of this Notice of Change and Variation, Total Energy has not had access to the non-public books and records of Savanna and Total Energy is not in a position to independently assess or verify certain of the information in Savanna’s publicly filed documents, including its financial statements. Savanna has not reviewed this document and has not confirmed the accuracy and completeness of the information concerning Savanna contained herein. While Total Energy has no reason to believe that such information is inaccurate or incomplete, Total Energy has no means of verifying the accuracy or completeness of any information contained in this document that is derived from publicly available information regarding Savanna or whether there has been any failure by Savanna to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither Total Energy, nor any of the directors or officers of Total Energy, assumes any responsibility for the accuracy or completeness of such information or any failure by Savanna to disclose events or facts that may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Total Energy or such Persons. See Section 28 of the Original Circular, “Risk Factors – Risk Factors Related to the Offer and the Offeror”.

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FORWARD-LOOKING STATEMENTS

This Notice of Change and Variation, the Original Offer and Circular and certain documents incorporated by reference in the Original Offer and Circular contain forward-looking information (“forward-looking information” or “forward-looking statements”) within the meaning of applicable Canadian Securities Laws. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “believe”, “plan”, “intend”, “objective”, “scheduled”, “continuous”, “ongoing”, “estimate”, “expect”, “may”, “will”, “project”, “should”, or similar words suggesting future events, circumstances, results or outcomes. In particular, this document, the Original Offer and Circular and certain documents incorporated by reference in the Original Offer and Circular contain forward-looking information relating to the Offer, Total Energy and Savanna (and their respective Affiliates), and other statements that are not historical facts. Furthermore, certain statements made in this Notice of Change and Variation, the Original Offer and Circular and the various documents incorporated by reference in the Original Offer and Circular, including, without limitation, those relating to the tax treatment of Savanna Shareholders, the satisfaction of the conditions of the Offer, the anticipated successful completion of the Offer, the number of Total Common Shares expected to be issued under the Offer, the source of the cash portion of the consideration payable under the Offer, the manners in which Total Energy may repay amounts drawn under its credit facility, the process and timing for obtaining the Required Regulatory Approvals applicable to the Offer and other approvals, the expected Expiry Time, the estimated expenses of the Offer, the anticipated market capitalization of the combined entity upon completion of the Offer, the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction, the anticipated effect of the Offer, Total Energy’s plans for Savanna if the Offer is successful, expected benefits to Savanna Shareholders of tendering Savanna Common Shares to the Offer, Total Energy’s dividend policy and expectations concerning the payment of a Q1 2017 dividend on the Total Common Shares, Savanna Shareholders’ entitlement to dividends and the timing thereof, Total Energy’s capitalization strength following successful completion of the Offer, Total Energy’s compliance with applicable Laws in connection with the Offer, the process for, and sale of, any Total Common Shares received by Non-exempt Shareholders under the Offer, Total Energy’s application for, and receipt of, exemptive relief from applicable Securities Regulatory Authorities in Canada, the timing for the take-up and payment of Savanna Common Shares validly tendered under the Offer, the various economies and efficiencies that may be achieved by the combined entity upon successful completion of the Offer, the impact of change of control provisions contained in the Savanna Senior Notes and the AIMCo Debt Facility on the combined entity if the Offer is successfully completed, the ability of Total Energy to obtain Replacement Financing, and other statements that are not historical facts, are also forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions described in this Notice of Change and Variation, the Original Offer and Circular and certain documents incorporated by reference in the Original Offer and Circular. It is important to know that:

•	unless otherwise indicated, forward-looking statements in the Original Offer and Circular (including documents incorporated by reference therein) and in this Notice of Change and Variation describe Total Energy’s expectations as of the dates specified in the applicable document and are expressly qualified by the statements made therein and, accordingly, are subject to change after such dates;

•	Total Energy’s actual results and future events, circumstances and outcomes could differ materially from those expressed or implied in the forward-looking statements, if known or unknown risks affect the business of Total Energy or Savanna (or both), or if Total Energy’s estimates or assumptions turn out to be inaccurate. As a result, Total Energy cannot provide any assurances that the results, events, circumstances or outcomes expressed or implied by any forward-looking statement will materialize, and accordingly, you should not place undue reliance upon the forward-looking statements contained in this Notice of Change and Variation, or in the Original Offer and Circular (including documents incorporated by reference therein) and such forward-looking statements should not be interpreted or regarded as guarantees of future results, events, circumstances or outcomes; and

•	Total Energy disclaims any intention and assumes no obligation to update or revise any forward-looking statement, even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian Securities Laws.

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Forward-looking statements are based upon, among other things, the opinions and expectations of management of Total Energy as at the effective date of such statements and, in some cases, information supplied by third parties. Although Total Energy believes the opinions and expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those opinions and expectations will prove to have been correct. Total Energy made a number of assumptions in making forward-looking statements in this Notice of Change and Variation and the Original Offer and Circular, including the documents incorporated by reference in the Original Offer and Circular. In particular, in making forward-looking statements in this Notice of Change and Variation and in the Original Offer and Circular, Total Energy has assumed, among other things, that Total Energy will receive the Required Regulatory Approvals applicable to the Offer on the timelines and in the manner currently anticipated and that the other conditions to the Offer will be satisfied on a timely basis.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. In addition to specific risk factors noted in this Notice of Change and Variation and in the Original Offer and Circular (including documents incorporated by reference therein), these risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which Total Energy or Savanna (or any of their respective Affiliates) is a party, an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Total Energy, and new laws and regulations (domestic and foreign). Risks relating specifically to Total Energy’s ability to realize perceived benefits from the proposed combination of Total Energy and Savanna include, but are not limited to: Total Energy’s inability to successfully integrate the operations of Total Energy and Savanna following completion of the Offer, Total Energy’s inability to retain key Savanna employees following completion of the Offer, Total Energy’s inability to repay or refinance amounts that it may draw under its credit facility (to finance a portion of the cash consideration payable under the Offer) subsequent to completion of the Offer on terms acceptable to Total Energy or at all, Total Energy’s inability to negotiate early termination of Savanna office and operating location leases on terms satisfactory to Total Energy following completion of the Offer in cases (if any) where those leases have lengthy terms, the exercise by AIMCo of any change of control rights or creditor rights under the terms of the AIMCo Debt Facility, the exercise by the holders of Savanna Senior Notes of any change of control rights or creditor rights under the terms of the Savanna Senior Notes and Total Energy’s inability to procure financing to fund repayment of amounts outstanding under the AIMCo Debt Facility or the purchase of the Savanna Senior Notes (or both), if required. Additional risks to which Total Energy is exposed in the conduct of its business are set out under the heading “Risk Factors” in the AIF, and under the heading “Risk Factors” in the Annual MD&A and Interim MD&A, each of which has been incorporated by reference in the Original Offer and Circular, has been filed with various Securities Regulatory Authorities in Canada and is available under Total Energy’s profile through the SEDAR website at www.sedar.com. Accordingly, readers should not place undue reliance upon the forward-looking statements contained in this document, the Original Offer and Circular or any documents incorporated by reference in the Original Offer and Circular and such forward-looking statements should not be interpreted or regarded as guarantees of future results, events or outcomes.

Forward-looking information respecting the Offer, various terms of the Offer and the anticipated timing of certain steps or events associated with the Offer is based upon various assumptions and factors, including publicly reported financial information concerning Savanna, publicly reported information concerning the number of outstanding Savanna Common Shares and the number of options and other convertible or exchangeable rights and securities issued or granted by Savanna (entitling holders thereof to acquire Savanna Common Shares), advice from professional advisors with respect to statutorily mandated time frames for various applications and steps/events associated with the Offer, the liquidity of the Total Common Shares following completion of the Offer, that Savanna has made full and accurate disclosure of all material information concerning Savanna in accordance with applicable Canadian Securities Laws (including disclosure of all material contracts and existing and potential contingent liabilities) and that there have been no material changes in the business, affairs, capital, prospects or assets of Savanna since September 30, 2016, except as announced by Savanna on November 22, 2016, November 28, 2016, December 13, 2016, December 23, 2016 and January 10, 2017. Forward-looking information concerning possible synergies and efficiencies that may be achieved upon a combination of the businesses of Total Energy and Savanna

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and other benefits of a combination of the businesses of Total Energy and Savanna is based upon various assumptions and factors, including (in addition to assumptions and factors noted above and elsewhere in this document and in the Original Offer and Circular), financial information of Savanna available through publicly filed documents and Total Energy’s general industry knowledge and experience. Forward-looking information concerning the anticipated market capitalization of Total Energy following successful completion of the Offer is based upon various assumptions and factors including the current market capitalization of both Total Energy and Savanna, the number of Total Common Shares issuable under the Offer, advice from Total Energy’s financial advisor, the absence of market disruptions that would affect the trading price of the Total Common Shares and the absence of material adverse changes or developments affecting Total Energy or Savanna.

Additional risk factors could cause actual results or events to differ materially from the results or outcomes expressed or implied by the forward-looking statements in this Notice of Change and Variation, the Original Offer and Circular and various documents incorporated by reference in the Original Offer and Circular. For a discussion regarding such risks, see, in particular, the sections of the Original Circular entitled “Purpose of the Offer and Plans for Savanna”, “Certain Information Concerning Securities of the Offeror”, “Regulatory Matters” and “Risk Factors” (to be read in conjunction with the additional risk factor disclosure in this Notice of Change and Variation), as well as the information contained under the heading “Risk Factors” in each of the AIF, Annual MD&A and Interim MD&A, incorporated by reference in the Original Offer and Circular.

Total Energy cautions you that the risks described or referenced in this section are not the only ones that could affect the Offer or Total Energy. Additional risks and uncertainties not presently known by Total Energy or that Total Energy currently believes are not material may also materially and adversely affect the receipt of the Required Regulatory Approvals, the satisfaction or waiver by Total Energy of any of the conditions of the Offer, the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of Total Energy. Except as otherwise indicated by Total Energy, forward-looking statements do not reflect the potential impact of any special initiatives or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur in the future. The financial impact of any such special initiatives or transactions may be complex and will depend on the facts particular to each of them. Total Energy, therefore, cannot describe the expected effects in a meaningful way or in the same way it presents known risks affecting its business. Forward-looking statements are presented herein for the purpose of providing information about Total Energy and the Offer and its anticipated impacts.

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TABLE OF CONTENTS

NOTICE TO SAVANNA SHAREHOLDERS IN THE UNITED STATES		VI

CURRENCY		XV

NOTICE REGARDING SAVANNA INFORMATION		XV

FORWARD-LOOKING STATEMENTS		XVI

NOTICE OF CHANGE AND VARIATION		1

1.	INCREASE TO THE OFFER CONSIDERATION	1
2.	ERRORS AND MISLEADING STATEMENTS IN THE SAVANNA DIRECTORS’ CIRCULAR	25
3.	VARIATIONS AND AMENDMENTS TO THE ORIGINAL OFFER AND CIRCULAR AND SUPPLEMENTAL INFORMATION	30
4.	TIME FOR DEPOSIT	42
5.	MANNER OF ACCEPTANCE	42
6.	TAKE-UP AND PAYMENT FOR DEPOSITED SAVANNA COMMON SHARES	43
7.	RIGHT TO WITHDRAW DEPOSITED SAVANNA COMMON SHARES	43
8.	CONSEQUENTIAL AMENDMENTS TO THE ORIGINAL OFFER AND CIRCULAR AND OTHER DOCUMENTS	43
9.	NOTICE AND DELIVERY	43
10.	STATUTORY RIGHTS	43
11.	DIRECTORS’ APPROVAL	44

GLOSSARY		45

CERTIFICATE OF TOTAL ENERGY SERVICES INC.		C-1

ANNEX A		A-1

ANNEX B		B-1

NOTICE OF CHANGE AND VARIATION

This Notice of Change and Variation, among other things: (i) amends certain terms of the Original Offer (including to increase the consideration payable for Savanna Common Shares taken-up under the Offer); (ii) updates certain information set out in the Original Offer and Circular; and (iii) supplements information set out in the Original Offer and Circular. Readers should note that none of the amendments to the terms of the Offer set out in this document affects the number of Total Common Shares expected to be distributed in exchange for Savanna Common Shares tendered to the Offer or any of the conditions to the Offer. The amendments to the terms of the Offer set out in this document are being made to: (a) increase the consideration payable under the Offer to 0.1300 of a Total Common Share and $0.20 in cash per Savanna Common Share; and (b) ensure technical compliance of the Offer with applicable Canadian Securities Laws.

Except as otherwise set out in this Notice of Change and Variation, the information, terms and conditions set out in the Original Offer and Circular and the Letter of Transmittal continue to be applicable in all respects and this Notice of Change and Variation should be read in conjunction with the Original Offer and Circular and the Letter of Transmittal.

March 1, 2017

TO:	THE HOLDERS OF COMMON SHARES OF SAVANNA

Total Energy has amended the Offer by increasing the consideration payable for each Savanna Common Share with the addition of $0.20 in cash for each Savanna Common Share taken-up under the Offer. See Section 1, entitled “Increase to the Offer Consideration”, below for particulars of the amendment to the Offer.

Section 2 of this Notice of Change and Variation addresses certain misleading or incorrect statements made by Savanna in the Directors’ Circular and supplements information set out in the Original Offer and Circular (including to provide additional context for the Offer and respond to certain assertions made by Savanna in the Directors’ Circular).

Section 3 of this Notice of Change and Variation responds to certain statements made by Savanna in the section of the Directors’ Circular entitled “Errors, Misleading Statements and Breach of Laws by Total”, sets out certain other amendments to the Original Offer and Circular and provides updated and supplemental information.

1.	Increase to the Offer Consideration

Total Energy has amended the Offer by increasing the consideration payable for each Savanna Common Share taken-up under the Offer with the addition of $0.20 in cash for each such Savanna Common Share. The effective date of the amendments to the Offer described in this Notice of Change and Variation is February 28, 2017.

All Savanna Shareholders who deposit their Savanna Common Shares to the Offer will receive the increased consideration per Savanna Common Share, including those Savanna Shareholders who have already validly deposited (and not withdrawn) their Savanna Common Shares under the Offer. Savanna Shareholders who have validly deposited under the Offer and not withdrawn their Savanna Common Shares need take no further action to accept the Offer unless a Savanna Shareholder that is an Eligible Holder wishes to utilize the tax election procedure allowed for in the Amended Letter of Transmittal, in which case, an Amended Letter of Transmittal (duly completed to include the tax election) is required to be submitted by such Savanna Shareholder to the Depositary. Failure to provide the Depositary with an Amended Letter of Transmittal will prevent a Savanna Shareholder that is an Eligible Holder from making the tax election allowed for in the Amended Letter of Transmittal.

Savanna Shareholders who have already validly deposited (and not withdrawn) their Savanna Common Shares under the Offer and who do not submit an Amended Letter of Transmittal to the Depositary will be considered to have disposed of a portion of such Savanna Common Shares for Total Common Shares and to have disposed of the remaining portion of such Savanna Common Shares for cash in the proportions described under the heading “Offer Consideration” on page 4 of the Amended Letter of Transmittal. See Section 1 of this Notice of Change and Variation, entitled “Increase to the Offer Consideration” under the subheading “Tax Considerations – Canada – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer – Disposition of Savanna Common Shares Where No Indication to Make a Subsection 85(1) Tax Election”.

Background to the Amendment

At various times since early January 2017, Total Energy has signaled a willingness, and has attempted, to engage with Savanna to effect a merger of the two organizations on a cooperative basis.

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During the course of an interview on the Business News Network on January 11, 2017, in response to an inquiry as to whether Total Energy would entertain an increase in the consideration offered to Savanna Shareholders under the Offer, Mr. Halyk noted that cooperation and support from Savanna with respect to the Offer would be of value to Total Energy, as it would provide an enhanced degree of deal certainty and facilitate the timely and effective integration of Savanna’s operations with Total Energy’s operations.

In early February 2017, Total Energy initiated a series of discussions between the financial advisors to Savanna and itself. These discussions resulted in Savanna providing Total Energy with a form of confidentiality agreement, on February 8, 2017, which Savanna required Total Energy to execute as a prerequisite to an exchange of information and participation by Total Energy in Savanna’s strategic alternative review process. However, the terms and conditions of that confidentiality agreement were incompatible with the Offer and therefore Total Energy could not execute the agreement. (For example, the form of confidentiality agreement provided on behalf of Savanna included a “standstill” provision, which would have imposed restrictions on the ability of the Total Board to amend or vary the Offer if Total Energy had signed the agreement.) Savanna’s financial advisor was advised of and acknowledged Total Energy’s concerns and inability to execute the confidentiality agreement put forward by Savanna. Notwithstanding this impasse, Total Energy proposed a path to cooperative engagement, that eliminated the need to review confidential, non-public information, to Savanna (through its financial advisor, Peters & Co. Limited) in a letter dated February 13, 2017. Notwithstanding those overtures, Total Energy has received no feedback from Savanna to the date hereof and Savanna has not, to the knowledge of Total Energy, provided its shareholders with any recent updates concerning the strategic alternative review process initiated by Savanna in December 2016.

The absence of a superior alternative to date despite the ample time Savanna has had to explore strategic alternatives reinforces Total Energy’s belief that the Offer represents a compelling opportunity for Savanna Shareholders. The recent trading price of Savanna Shares also supports such belief. However, to provide a higher degree of certainty that Total Energy’s Offer will be successful, the Total Board determined (on Tuesday, February 28, 2017) to increase the consideration offered to Savanna Shareholders.

Amendments to the Offer and Circular

To the extent not otherwise set out in this document, the Original Offer and Circular, the Letter of Transmittal that accompanied the Original Offer and the Notice of Guaranteed Delivery are deemed to be amended as of the date hereof to give effect to the amendments to the Original Offer described in this document. Except as otherwise set out in or amended by this Notice of Change and Variation, the terms and conditions of the Original Offer and the information in the Original Offer and Circular, the Letter of Transmittal that accompanied the Original Offer (as read in conjunction with the Amended Letter of Transmittal) and the Notice of Guaranteed Delivery continue to be applicable in all respects.

(a) The text of the second paragraph of Section 1 of the Original Offer, entitled “The Offer” (which paragraph appears on page 15 of the Original Offer and Circular) is deleted in its entirety and replaced by the following:

Following acceptance of the Offer, each Common Shareholder whose Savanna Common Shares are taken up by the Offeror will be entitled to receive, in respect of his/her/its Savanna Common Shares, 0.1300 of an Offeror Common Share and $0.20 in cash, in exchange for each Savanna Common Share. The Offeror has submitted an application to list, on the TSX, the Offeror Common Shares that may be distributed to Common Shareholders in connection with the Offer. Listing of the Offeror Common Shares will be subject to the Offeror fulfilling all of the applicable listing requirements of the TSX.

(b) The text of Section 3 of the Original Offer, entitled “Manner of Acceptance”, is amended by deleting the second paragraph under the subheading “Dividends and Distributions; Liens” (which paragraph appears on page 20 of the Original Offer and Circular) and by substituting therefor the following:

If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of a Common Shareholder, then: (a) the Offeror will be entitled to all rights and privileges as the owner of any such Distribution and such Distribution shall be received and held by such Common Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the Common Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer (in form and substance satisfactory to the Offeror); or (b) in its sole discretion, the Offeror may, in lieu of such remittance or transfer, reduce the amount of the consideration payable to such Common Shareholder under the Offer by deducting (i) the applicable amount from the cash portion of the consideration payable to the Common Shareholder (which may be the entire cash portion of such consideration); or (ii) from the number of Offeror Common Shares otherwise issuable by the Offeror to the Common Shareholder pursuant to the Offer a number of Offeror Common Shares equal in value to the amount or value of such Distribution, as determined by the Offeror, in its sole discretion (or a combination thereof, as determined by the Offeror, in its sole discretion).

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(c) The text of Section 3 of the Offer, entitled “Manner of Acceptance”, is further amended by adding the following at the end of the first sentence of the last paragraph under the subheading “Dividends and Distributions; Liens” (which paragraph appears on page 20 of the Original Offer and Circular): “or in any subsequent disclosure of Canadian or United States federal income tax considerations applicable to the Offer as the Offeror may provide from time to time”.

(d) The text of Section 6 of the Original Offer, entitled “Take-Up and Payment for Deposited Savanna Common Shares” (which appears on pages 26 and 27 of the Original Offer and Circular) is deleted in its entirety and replaced by the following:

Take-Up and Payment for Deposited Savanna Common Shares

Upon the terms and subject to the satisfaction or waiver by the Offeror of conditions of the Offer (specified in Section 4 of this Offer, “Conditions of the Offer”), the Offeror will take up Savanna Common Shares validly tendered to the Offer and not withdrawn pursuant to Section 8 of this Offer, “Right to Withdraw Deposited Savanna Common Shares”, immediately after the Expiry Time and will pay for the Savanna Common Shares taken up as soon as possible, but in any event not later than three (3) Business Days after taking up the Savanna Common Shares. Any Savanna Common Shares tendered to the Offer after the first date on which Savanna Common Shares have been taken up by the Offeror will be taken up and paid for not later than ten (10) calendar days after such tender. See also Section 5 of this Offer, “Acceleration, Extension and Variation of the Offer – Mandatory Extension Period”.

Subject to applicable Law, the Offeror expressly reserves the right, in its sole discretion, to delay taking up and paying for any Savanna Common Shares or to terminate the Offer and not take up or pay for any Savanna Common Shares under the Offer if any condition specified in Section 4 of this Offer, “Conditions of the Offer” is not satisfied or waived by the Offeror, by giving written notice thereof (or other communication confirmed in writing) to the Depositary at its principal office in Calgary, Alberta or Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Savanna Common Shares in order to comply, in whole or in part, with any Law.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Savanna Common Shares validly tendered and not validly withdrawn pursuant to the Offer if, as and when the Offeror gives written notice (or other communication confirmed in writing) to the Depositary of its acceptance for payment of such Deposited Savanna Common Shares under the Offer at the principal office of the Depositary in Calgary, Alberta or Toronto, Ontario.

The Offeror will pay for Savanna Common Shares validly tendered to the Offer and not withdrawn by delivering to the Depositary the requisite number of Total Common Shares and sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Savanna Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to Persons who deposit Savanna Common Shares under the Offer, regardless of any delay in making payment for those shares. No physical certificate(s) for Total Common Shares (forming part of the consideration for Savanna Common Shares taken-up under the Offer) will be issued to Savanna Shareholders. A Direct Registration System statement (a “DRS Statement”) will be delivered by the Depositary evidencing the electronic registration of the Total Common Shares that will be held in the name of the applicable Savanna Shareholders.

The Depositary will act as the agent of the Persons who have tendered Savanna Common Shares to the Offer for the purposes of receiving payment under the Offer and transmitting that payment to such Persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by those Persons who have properly deposited Savanna Common Shares under the Offer.

All cash payments under the Offer are stated and will be made in Canadian dollars.

Settlement with each Savanna Shareholder who has validly tendered and not validly withdrawn Savanna Common Shares under the Offer will be made upon the Depositary forwarding to such Savanna Shareholder: (i) the DRS Statement(s) for the Total Common Shares to which such Savanna Shareholder is entitled; and (ii) a cheque, payable in Canadian funds, in the amount to which the person depositing the Savanna Common Shares is entitled under the Offer.

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Subject to the foregoing and unless otherwise directed by the applicable Letter of Transmittal, the DRS Statement(s) and cheque will be issued in the name of the registered Savanna Shareholder of the Savanna Common Shares so tendered. Unless the Person depositing the Savanna Common Shares instructs the Depositary to hold the DRS Statement(s) representing the Total Common Shares and the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the DRS Statement(s) and cheque will be forwarded by first class insured mail to such Person at the address specified in the Letter of Transmittal. If no such address is specified, the DRS Statement(s) and cheque will be sent to the address of the Savanna Shareholder as shown on the list of Savanna Shareholders provided by the Company to the Offeror. DRS Statements and cheques that are mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Under applicable Law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Savanna Shareholder.

Notwithstanding any other provision of this Offer, no Total Common Shares will be delivered (as partial consideration for Savanna Common Shares) to any Person who is, or appears to the Offeror or the Depositary to be, a resident of any other foreign country unless such Total Common Shares may be lawfully delivered to Persons resident in such foreign country without further action by the Offeror. If the Total Common Shares cannot be lawfully delivered to a Person resident in a foreign country without further action, such Total Common Shares will be delivered by the Depositary to a broker retained for the purpose of effecting a sale on behalf of such Person.

Savanna Shareholders who wish to accept the Offer will not be required to pay any fee or commission if they tender their Savanna Common Shares directly to the Depositary.

(e) The text of Section 10 of the Original Offer, entitled “Mail Service Interruption” (which appears on page 30 of the Original Offer and Circular) is deleted in its entirety and replaced by the following:

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, any relevant documents or cheques will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to such relevant documents or cheques that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary in Calgary, Alberta or Toronto, Ontario until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding the provisions set out under Section 6 of this Offer, “Take-Up and Payment for Deposited Savanna Common Shares”, any relevant documents or cheques not mailed for the foregoing reason will be conclusively deemed to have been delivered upon being made available for delivery to the depositing Savanna Shareholder at the office of the Depositary in Calgary, Alberta or Toronto, Ontario. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with the provisions set out under Section 9 of this Offer, “Notice and Delivery”.

(f) The text of Section 14 of the Original Offer, entitled “Other Terms of the Offer” is amended by deleting the seventh paragraph thereof (which paragraph appears on page 33 of the Original Offer and Circular) and by substituting therefor the following:

The provisions of the Glossary, Frequently Asked Questions, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer (as any such provisions may be updated by any subsequent disclosure made by the Offeror in relation to thereto), including the instructions contained therein, are incorporated into and form part of the terms and conditions of the Offer.

(g) The text of the definition of “Letter of Transmittal” in the Glossary section of the Original Offer and Circular is deleted and replaced by the following:

“Letter of Transmittal” means the letter of transmittal in the applicable form accompanying the Offer and Circular or any subsequent form of letter of transmittal provided by or on behalf of the Offeror, as applicable.

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(h) The text of the definition of “AIF “ in the Glossary section of the Original Offer and Circular is deleted and replaced by the following:

“AIF” means the Total Energy annual information form dated March 10, 2016 for the year ended December 31, 2015, and, upon a new annual information form being filed by Total Energy, such new annual information form.

(i) The text of the definition of “Annual MD&A” in the Glossary section of the Original Offer and Circular is deleted and replaced by the following:

“Annual MD&A” means Total Energy’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2015, and, upon a new management’s discussion and analysis relating to annual financial statements being filed by Total Energy, such new management’s discussion and analysis.

Updated Disclosure Resulting from the Increase to the Offer Consideration

The amendments to the Offer described above in this Section 1 affect certain disclosure made by Total Energy in the Original Offer and Circular, and Total Energy wishes to provide updated disclosure and supplemental information in respect of certain portions of the Original Offer and Circular, as set out below in this Section.

Total Energy’s Anticipated Q1 2017 Dividend

The disclosure set out in the Original Offer and Circular (on cover page (ii), pages 4 and 16 and in the fourth sentence of the first paragraph on page 43) respecting participation, by holders of Savanna Common Shares who accept the Offer prior to the initial deposit period thereunder, in any Q1 2017 dividend declared by the directors of Total Energy is updated as follows:

If a Savanna Shareholder tenders his/her/its Savanna Common Shares to the Offer prior to the expiry of the initial deposit period thereunder, such Savanna Common Shares are not withdrawn from the Offer and are taken up and paid for by Total Energy prior to March 31, 2017, Total Energy anticipates that the Savanna Shareholder will, in respect of Total Common Shares received under the Offer, be entitled to participate in any Q1 2017 dividend declared by the directors of Total Energy (as the record date for such dividend is expected to be March 31, 2017).

Offer Premium

The disclosure set out in the Original Offer and Circular (on cover pages (ii)-(iii), pages 6, 8, 15 and pages 37-38) respecting the premium associated with the offer consideration, is updated as follows:

The Offer now contemplates the payment of cash consideration in the amount of $0.20 for each Savanna Common Share tendered to the Offer (in addition to 0.1300 of a Total Common Share, as set out in the Original Offer), which increases the value of the Offer to holders of Savanna Common Shares and the premium that the consideration offered by Total Energy represents when compared to the $1.45 per share price at which Savanna Common Shares were issued in connection with the Highly Dilutive Refinancing.

Based upon the volume weighted average price of the Total Common Shares for the five trading days following November 23, 2016 ($13.40 per share), the date Total Energy announced its intention to make the Offer, the 0.1300 exchange ratio and after taking into account the additional cash consideration payable under the Offer, the Offer consideration represents an implied Savanna Common Share price of $1.94. This equates to a 34% premium to the $1.45 Savanna Common Share price associated with the Highly Dilutive Refinancing.

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Frequently Asked Questions

The disclosure set out in the Original Offer and Circular in the section entitled “Frequently Asked Questions”, in response to the question “What will I receive in exchange for Savanna Common Shares that I tender to the Offer?”, is updated as follows:

Following acceptance of the Offer, each Savanna Shareholder whose Savanna Common Shares are taken up and paid for by Total Energy, will be entitled to receive 0.1300 of a common share of Total Energy and $0.20 in cash for each Savanna Common Share.

Pro Forma Financial Statements

Annex A to this Notice of Change and Variation contains revised updated unaudited pro-forma consolidated financial statements (the “Updated Pro-Formas”) that give effect to the Highly Dilutive Refinancing and which have been updated to: (i) reflect the increase in the consideration offered by Total Energy; and (ii) provide additional detail relating to certain expenses, including updated change of control payments that may become owing to Savanna personnel in the event the Offer is successful. See Annex A and Section 3 “Variations and Amendments to the Original Offer and Circular and Supplemental Information – Additional Amendments to the Original Offer and Circular”.

Source of Funds

Total Energy’s obligation to purchase the Savanna Common Shares deposited under the Offer and pay for Savanna Common Shares taken-up under the Offer is not subject to any financing condition.

Total Energy estimates that, if it acquires all of the issued and outstanding Savanna Common Shares (calculated on a fully-diluted basis), the total cash amount required to pay the cash portion of the consideration under the Offer will be approximately $24.4 million.

Total Energy intends to fund the cash portion of the consideration payable for Savanna Common Shares taken-up under the Offer with cash on hand and funds available under Total Energy’s existing credit facility.

Total Energy has a $65 million revolving credit facility with HSBC that was recently renewed to February 17, 2019. Repayment of amounts drawn on the credit facility are not required until February 2019 in the event such facility is not subsequently renewed. The credit facility bears interest at the lender’s prime rate plus 0.40% and is secured by Total Energy’s cash and cash equivalents, accounts receivable and inventory. As at February 27, 2017, the credit facility was undrawn and available to the extent of $62.5 million based on the prescribed margin requirements at that time (being 85% of investment grade accounts receivable plus, without duplication, 75% of non-investment grade accounts receivable that are outstanding for less than 90 days plus 50% of materials inventory (up to a maximum of $32.5 million) less priority claims and $2.5 million of outstanding letters of credit).

Total Energy expects that it will, at the applicable times, repay amounts drawn under the credit facility using cash on hand, cash flow from operations or proceeds from the sale of marketable securities.

Fractional Shares

The disclosure set out in the Original Offer and Circular (on pages 6, 15 and 40) with respect to the treatment of fractional shares is updated as follows:

In no event will any Savanna Shareholder be entitled to a fractional Total Common Share. Where the aggregate number of Total Common Shares to be issued to a Savanna Shareholder as partial consideration under the Offer would result in a fraction of a Total Common share being issuable, the number of Total Common Shares to be received by such Savanna Shareholder will either be rounded up (if the fractional interest is equal to or exceeds 0.5) or down (if the fractional interest is less than 0.5) to the nearest whole Total Common Share.

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Reasons to Accept the Offer

The disclosure set out in the Original Offer and Circular (on pages 7-9 and 36-39) respecting the reasons for Savanna Shareholders to accept the Offer, is updated to include the following:

Cash Consideration. The Offer now contemplates the payment of cash consideration in the amount of $0.20 for each Savanna Common Share tendered to the Offer (in addition to 0.1300 of a Total Common Share, as set out in the Original Offer), which increases the value of the Offer to holders of Savanna Common Shares and the premium that the consideration offered by Total Energy represents when compared to the $1.45 per share price at which Savanna Common Shares were issued in connection with the Highly Dilutive Refinancing.

Strong Pro Forma Balance Sheet. Given Total Energy’s limited debt, unencumbered capital asset base and significant undrawn amounts remaining on its credit facility following completion of the Offer, the Offer will provide Common Shareholders exposure to a well-capitalized energy services business with no liquidity concerns.

Consolidated Capitalization

The disclosure set out in the Original Offer and Circular in Section 11, entitled “Certain Information Concerning Securities of the Offeror – Consolidated Capitalization”, is updated as follows:

The following table sets out information concerning the consolidated capitalization of Total Energy as at September 30, 2016, before and after giving effect to the issuance by Total Energy of the Total Common Shares as consideration under the Offer. This table should be read in conjunction with: (a) Total Energy’s unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2016 and 2015 and Interim MD&A incorporated herein by reference; and (b) the unaudited pro forma consolidated statement of financial position of Total Energy as at September 30, 2016 and the unaudited pro forma consolidated statements of comprehensive loss of Total Energy for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 attached hereto as Annex A.

	As at September 30, 2016
	($ millions)
	Reported	As adjusted after giving effect to the Offer(1)
Debt due within one year (including capital leases)	3.4	5.5
Long-term debt (including capital leases)	46.7	304.1
Total short-term and long-term debt	50.1	309.6
Equity attributable to shareholders of Total Energy:
Common Shares	88.7	326.3
Contributed Surplus	7.9	7.9
Retained Earnings	273.2	271.4
Accumulated other comprehensive income	—	—
Non-controlling interest	—	9.9

Notes:

(1)	Reflects the completion of the Highly Dilutive Refinancing and the increased Offer consideration.
(2)	Assumes acquisition of 100% of the outstanding Savanna Common Shares.

Tax Considerations

Holders of Savanna Common Shares resident in a jurisdiction other than Canada or the United States should be aware that the disposition of Savanna Common Shares in connection with the Offer may have tax consequences in jurisdictions other than Canada and the United States, which are not described in the Original Offer and Circular or this Notice of Change and Variation. Accordingly, holders of Savanna Common Shares resident outside Canada and the United States should consult their own tax advisors with respect to the tax considerations applicable to them.

The disclosure set out on pages 9 and 39 of the Original Offer and Circular, respecting opportunities to defer Canadian taxation on capital gains should be read subject to the updated disclosure set out in this Notice of Change and Variation under the heading “Certain Canadian Federal Income Tax Considerations”, starting on page 10.

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Tax Considerations – Canada

The disclosure set out in the Original Offer and Circular in the section entitled “Frequently Asked Questions”, in response to the question “What are the Canadian federal income tax consequences of accepting the Offer?”, is updated as follows:

The Offer has been structured so that each Savanna Shareholder who accepts the Offer will automatically be considered to have disposed of a portion of such Savanna Shareholder’s Savanna Common Shares for Total Common Shares and to have disposed of the balance of such Savanna Common Shares for cash.

Subject to the qualifications set out in the Original Circular and this Notice of Change and Variation, if a Savanna Shareholder is a resident of Canada, holds Savanna Common Shares as capital property, and sells Savanna Common Shares under the Offer, the Savanna Shareholder will generally qualify for a tax-deferred “rollover” pursuant to subsection 85.1(1) of the Tax Act with respect to that portion of the Savanna Shareholder’s Savanna Common Shares which are disposed of in exchange for Total Common Shares. The disposition of the remaining portion of such Savanna Shareholder’s Savanna Common Shares in exchange for cash will constitute a taxable disposition of such Savanna Common Shares and will generally give rise to a capital gain (or a capital loss) to the extent that the cash received for the shares exceeds (or is less than) the aggregate of the adjusted cost base of such shares and any reasonable costs associated with the disposition.

A Savanna Shareholder that is a resident of Canada and that is not exempt from Canadian tax under the Tax Act may elect to opt out of this automatic allocation of consideration and the potential tax deferred “rollover” treatment available under subsection 85.1(1) of the Tax Act by making a joint tax election with the Offeror under subsection 85(1) of the Tax Act. If such an election is made, the Savanna Shareholder will be considered, as part of the Offer, to have disposed of all of the Savanna Shareholder’s Savanna Common Shares tendered as part of the Offer as a single disposition in exchange for a combination of cash and Total Common Shares. The potential advantage of this approach and the filing of a joint tax election with the Offeror under subsection 85(1) of the Tax Act is that a Savanna Shareholder may be able to limit the amount of the capital gain which would otherwise arise on the disposition to the amount by which the cash received on the disposition exceeds the aggregate adjusted cost base of the Savanna Common Shares disposed of on the exchange, and thereby achieve a greater tax deferred “rollover”.

If you are not a resident of Canada, you generally will not be subject to tax under the Tax Act on any capital gain realized on a disposition of your Savanna Common Shares under the Offer, unless your Savanna Common Shares are “taxable Canadian property”.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the description of Canadian federal income tax considerations set out below in Section 1 of this Notice of Change and Variation, “Certain Canadian Federal Income Tax Considerations”. Savanna Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Savanna Common Shares under the Offer or a disposition of Savanna Common Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

The disclosure set out in the Original Offer and Circular in the section entitled “Summary” (beginning at page 6), under the heading “Canadian Federal Income Tax Considerations” (found on page 12), is updated as follows:

The Offer has been structured so that each Savanna Shareholder who accepts the Offer will automatically be considered to have disposed of a portion of such Savanna Shareholder’s Savanna Common Shares for Total Common Shares and to have disposed of the balance of such Savanna Common Shares for cash.

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Subject to the qualifications set out in the Original Circular and this Notice of Change and Variation, if a Savanna Shareholder is a resident of Canada, holds Savanna Common Shares as capital property, and sells Savanna Common Shares under the Offer, the Savanna Shareholder will generally qualify for a tax-deferred “rollover” pursuant to subsection 85.1(1) of the Tax Act with respect to that portion of the Savanna Shareholder’s Savanna Common Shares which are disposed of in exchange for Total Common Shares. The disposition of the remaining portion of such Savanna Shareholder’s Savanna Common Shares in exchange for cash will constitute a taxable disposition of such Savanna Common Shares and will generally give rise to a capital gain (or a capital loss) to the extent that the cash received for the shares exceeds (or is less than) the aggregate of the adjusted cost base of such shares and any reasonable costs associated with the disposition.

A Savanna Shareholder that is a resident of Canada for income tax purposes and that is not exempt from Canadian tax under the Tax Act may elect to opt out of this automatic allocation of consideration and the potential tax deferred “rollover” treatment available under subsection 85.1(1) of the Tax Act by indicating an intention to make a joint tax election with the Offeror under subsection 85(1) of the Tax Act in the Amended Letter of Transmittal with respect to the Savanna Common Shares tendered as part of the Offer. If such an indication is made in a Savanna Shareholder’s Amended Letter of Transmittal, the Savanna Shareholder will be considered, as part of the Offer, to have disposed of all of the Savanna Shareholder’s Savanna Common Shares tendered as part of the Offer as a single disposition in exchange for a combination of cash and Total Common Shares. The potential advantage of this approach and the filing of a joint tax election with the Offeror under subsection 85(1) of the Tax Act is that a Savanna Shareholder may be able to limit the amount of the capital gain which would otherwise arise on the disposition to the amount by which the cash received on the disposition exceeds the aggregate adjusted cost base of the Savanna Common Shares disposed of on the exchange, and thereby achieve a greater tax deferred “rollover”. Savanna Shareholders considering making such an election under subsection 85(1) of the Tax Act are urged to consult their own tax advisors to determine the Canadian tax consequences to them of the recognition of a capital gain as a result of the transfer of their Savanna Common Shares to the Offeror and as to the advisability of making such an election. The subsection 85(1) election alternative will only be available to the extent that a Savanna Shareholder indicates an intention in the Amended Letter of Transmittal submitted on the acceptance of the Offer to have the exchange occur pursuant to subsection 85(1) of the Tax Act, and the Savanna Shareholder prepares the necessary joint tax election in the prescribed form and provides such form to the Offeror within 90 days following the Expiry Date and then files such form with the relevant taxing authorities within the prescribed time period.

If a Savanna Shareholder is not a resident of Canada, such Savanna Shareholder generally will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Savanna Common Shares under the Offer, unless the Savanna Common Shares are “taxable Canadian property”.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the description of Canadian federal income tax considerations set out immediately below under the heading, “Certain Canadian Federal Income Tax Considerations”. Savanna Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Savanna Common Shares under the Offer or a disposition of Savanna Common Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

The disclosure set out in Section 21 of the Original Offer and Circular, entitled “Certain Canadian Federal Income Tax Considerations”, is updated as follows:

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder, as amended (the “Tax Act”), as of the date hereof, generally applicable to a Savanna Shareholder who, for purposes of the Tax Act, holds Savanna Common Shares and will hold any Total Common Shares acquired pursuant to the Offer as capital property, deals at arm’s length with the Company and the Offeror, is not affiliated with the Company or the Offeror, and who disposes of Savanna Common

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Shares to the Offeror pursuant to the Offer or otherwise disposes of Savanna Common Shares pursuant to certain transactions described in Section 20 of the Original Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer” (a “Holder”).

Savanna Common Shares and Total Common Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds such shares in the course of carrying on a business of buying and selling securities or the Holder has acquired or holds them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the CRA publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is not applicable to Savanna Shareholders who acquired Savanna Common Shares pursuant to employee compensation plans. In addition, this summary does not apply to a Holder (a) that is a “financial institution”, for the purposes of the mark-to-market rules in the Tax Act, (b) an interest in which is a “tax shelter investment”, as defined in the Tax Act, (c) that is a “specified financial institution”, as defined in the Tax Act, (d) that has made a “functional currency” election under section 261 of the Tax Act, (e) that has, or will, enter into, with respect to Savanna Common Shares or Total Common Shares, a “derivative forward agreement” or a “synthetic disposition arrangement”, as each of those terms are defined in the Tax Act, (f) that is exempt from tax under Part I of the Tax Act, (g) that is a partnership for Canadian tax purposes or (h) that alone or together with non-arm’s length Persons control the Offeror or beneficially own shares of the Offeror having a fair market value of more than 50% of all the outstanding shares of the Offeror, immediately after the exchange of Savanna Common Shares for Total Common Shares. Such Holders should consult their own tax advisors.

Further, this summary is not applicable to a Person that: (i) is a corporation resident in Canada; and (ii) is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Total Common Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Any such Savanna Shareholder should consult its own tax advisor.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder.

Holders Resident in Canada

This part of the summary is applicable only to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is resident, or is deemed to be resident, in Canada (a “Resident Holder”). Certain Resident Holders whose Savanna Common Shares might not otherwise constitute capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Savanna Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Resident Holders contemplating such an election should first consult their own tax advisors.

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Disposition of Savanna Common Shares Pursuant to the Offer

Resident Holders who tender and deposit their Savanna Common Shares and whose Savanna Common Shares are taken up pursuant to the Offer will directly exchange their Savanna Common Shares with the Offeror for the Offer Consideration (a “Direct Exchange”).

Disposition of Savanna Common Shares Where No Indication to Make a Subsection 85(1) Tax Election

A Resident Holder who exchanges Savanna Common Shares for the Offer Consideration in a Direct Exchange, and does not indicate an intention to make a joint tax election with the Offeror under subsection 85(1) of the Tax Act in the Amended Letter of Transmittal with respect to the Savanna Common Shares tendered as part of the Offer (as described below under the heading “Disposition of Savanna Common Shares Pursuant to subsection 85(1) Tax Election) will automatically be considered to have disposed of a portion of such Savanna Common Shares for Total Common Shares and to have disposed of the remaining portion of such Savanna Common Shares for cash.

In such circumstances, the Resident Holder will realize a capital gain (or a capital loss) in respect of that portion of the Resident Holder’s Savanna Common Shares which are disposed of for cash to the extent that the amount of cash received for such Savanna Common Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Savanna Common Shares to the Resident Holder. Such capital gain (or capital loss) will be subject to the tax treatment described below under the heading “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

In respect of the portion of a Resident Holder’s Savanna Common Shares which are disposed of for Total Common Shares, the Resident Holder will be deemed to have disposed of such Savanna Common Shares under a tax-deferred share-for-share exchange pursuant to section 85.1 of the Tax Act as described in paragraph (a) below, unless such Resident Holder chooses to recognize a capital gain (or capital loss) on the Direct Exchange as described in paragraph (b) below.

(a)	Where a Resident Holder does not choose to recognize a capital gain (or capital loss) on the exchange, the Resident Holder will be deemed to have disposed of such Savanna Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of such Savanna Common Shares to the Resident Holder, determined immediately before the time at which the Savanna Common Shares are taken up by the Offeror, and the Resident Holder will be deemed to have acquired the Total Common Shares at an aggregate cost equal to the adjusted cost base of such Savanna Common Shares. This cost will be averaged with the adjusted cost base of all other Total Common Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Total Common Share held by the Resident Holder as capital property.

(b)	If a Resident Holder chooses to treat the disposition of such Savanna Common Shares as a taxable transaction, the Resident Holder will be required to recognize a capital gain (or capital loss) in respect of the exchange of such Savanna Common Shares for Total Common Shares by including the capital gain (or capital loss) in computing the Resident Holder’s income for the taxation year in which the Direct Exchange takes place. In such circumstances, the Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Total Common Shares received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate of the adjusted cost base of such Savanna Common Shares to the Resident Holder, determined immediately before the time at which the Savanna Common Shares are taken up by the Offeror. It is not possible for a Resident Holder to elect such treatment on a portion only of the capital gain (or loss) otherwise realized on the disposition of Savanna Common Shares. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below. The cost of the Total Common Shares acquired on the exchange will be equal to the fair market value thereof. This cost will be averaged with the adjusted cost base of all other Total Common Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Total Common Share held by the Resident Holder as capital property.

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Resident Holders should review the Amended Letter of Transmittal and the Offeror’s website (www.totalenergy.ca) to determine the relative portions of the Resident Holder’s Savanna Common Shares disposed of for cash and 0.1300 of a Total Common Share.

Savanna Shareholders who have already validly deposited (and not withdrawn) their Savanna Common Shares under the Offer and who do not submit an Amended Letter of Transmittal to the Depositary will be considered to have disposed of a portion of such Savanna Common Shares for Total Common Shares and to have disposed of the remaining portion of such Savanna Common Shares for cash in the proportions described under the heading “Offer Consideration” on page 4 of the Amended Letter of Transmittal.

Disposition of Savanna Common Shares Pursuant to Subsection 85(1) Tax Election

A Resident Holder who is not exempt from Canadian tax under the Tax Act (an “Eligible Holder”) may elect to opt out of the automatic allocation of consideration and the partial tax deferred “rollover” treatment available under subsection 85.1(1) of the Tax Act described above by indicating an intention to make a joint tax election with the Offeror under subsection 85(1) of the Tax Act in the Amended Letter of Transmittal with respect to the Savanna Common Shares tendered as part of the Offer. If such an indication is made in an Eligible Holder’s Amended Letter of Transmittal, the Eligible Holder will be considered as part of the Offer to have disposed of all of the Eligible Holder’s Savanna Common Shares tendered as part of the Offer as a single disposition in exchange for a combination of cash and Total Common Shares.

At the request of an Eligible Holder who has indicated an intention to make an election with the Offeror under subsection 85(1) of the Tax Act in the Eligible Holder’s Amended Letter of Transmittal, the Offeror will jointly elect with the Eligible Holder under subsection 85(1) of the Tax Act (or subsection 85(2) of the Tax Act in the case of an Eligible Holder which is a partnership) so as to permit the Eligible Holder to elect proceeds of disposition for purposes of the Tax Act of the Eligible Holder’s Savanna Common Shares disposed of to the Offeror (the “elected amount”) within the limits specified in the Tax Act. Under the Tax Act, the elected amount may not be (a) less than the amount of cash received by the Eligible Holder in respect of such Savanna Common Shares, (b) greater than the fair market of such Savanna Common Shares at the time of the Direct Exchange, or (c) less than the lesser of (i) the fair market value of the Savanna Common Shares at the time of the Direct Exchange, or (ii) the adjusted cost base of the Savanna Common Shares to the Resident Holder at the time of the Direct Exchange. In the event of such an election, the Eligible Holder’s cost of the Total Common Shares acquired to which the election relates will be the elected proceeds of disposition of the Savanna Common Shares less the amount of cash received on the exchange. An Eligible Holder will realize a capital gain to the extent that such elected proceeds of disposition exceed the Eligible Holder’s adjusted cost base of the Savanna Common Shares, which capital gain will be subject to the treatment under the Tax Act described below under the heading “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

The potential advantage of filing a joint tax election with the Offeror under subsection 85(1) of the Tax Act is that an Eligible Holder will be able to limit the amount of the capital gain which would otherwise arise on the disposition to the amount by which the cash received on the disposition exceeds the aggregated adjusted cost base of the Savanna Common Shares disposed of on the exchange, and thereby achieve a greater tax deferred “rollover” than might otherwise be available under subsection 85.1(1) of the Tax Act.

Eligible Holders who wish to make an election under subsection 85(1) of the Tax Act must indicate their intention to make such an election in the Amended Letter of Transmittal. An Eligible Holder who makes such an indication of intention and does not make an election under subsection 85(1) of the Tax Act will not be entitled to any potential tax deferred “rollover” treatment under either subsection 85(1) or subsection 85.1(1) of the Tax Act.

It will be the responsibility of each Eligible Holder who wishes to make an election under subsection 85(1) of the Tax Act to obtain the necessary election form from the CRA (and, to the extent applicable, any provincial tax authority), to fully complete the form(s) indicating, among other requirements, the number and the adjusted cost base of the Savanna Common Shares disposed of and the elected amount, to sign the form(s) where required, and to forward the signed form(s) to the Offeror within 90 days following the

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Expiry Date. Thereafter, subject to the form(s) complying with the provisions of the Tax Act (and any provincial taxation legislation, as applicable), the Offeror will sign the forms and return them to the Eligible Holder for filing by the Eligible Holder with the CRA (and any provincial income tax authorities). Additional information on making a tax election will be available on the Offeror’s website (www.totalenergy.ca).

Eligible Holders considering making an election under subsection 85(1) of the Tax Act should consult their own tax advisors to determine the Canadian tax consequences to them of the recognition of a capital gain as a result of the transfer of their Savanna Common Shares to the Offeror and as to the advisability of making such an election, and if so, the selection of an elected amount therein. The subsection 85(1) of the Tax Act election alternative will only be available to the extent that an Eligible Holder indicates an intention to make such an election in the Amended Letter of Transmittal submitted on the acceptance of the Offer, and the Eligible Holder prepares the necessary joint tax election in the prescribed form and provides such form to the Offeror within 90 days following the Expiry Date and then files such form with the relevant taxing authorities within the prescribed time period. Eligible Holders should consult their own tax advisors to determine whether any separate election forms must be filed with any provincial taxing authority. Compliance with the requirements to ensure the validity of the election form on a timely basis will be the sole responsibility of the Eligible Holder making the election, and the Offeror will not be liable for any loss or damage resulting from the late filing of any election form or from the invalidation of any election form.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year. A Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of a Savanna Common Share or a Total Common Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains realized, interest and certain dividends. Capital gains realized by a Resident Holder who is an individual or a trust, other than certain specified trusts, will be taken into account in determining liability for alternative minimum tax under the Tax Act.

Disposition of Savanna Common Shares Pursuant to a Compulsory Acquisition

As described in Section 20 of the Original Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire or be required to acquire Savanna Common Shares not deposited pursuant to the Offer pursuant to statutory rights of purchase under Part 16 of the ABCA. A Resident Holder whose Savanna Common Shares are acquired pursuant to such statutory rights of purchase will generally be subject to the income tax consequences described above under the heading “Disposition of Savanna Common Shares Pursuant to the Offer – Disposition of Savanna Common Shares Where No Indication to Make a Subsection 85(1) Tax Election”.

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A Resident Holder who dissents and obtains an order from a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from the Offeror for such holder’s Savanna Common Shares will be considered to have disposed of such Savanna Common Shares for proceeds of disposition equal to the amount received (not including the amount of any interest awarded by the court). As a result, such dissenting Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the amount of cash received (not including the amount of any interest awarded by the court), net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Savanna Common Shares to the Resident Holder, determined immediately before the time at which the Savanna Common Shares are taken up by the Offeror. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” above.

Any interest awarded to a Resident Holder by the court in connection with a Compulsory Acquisition must be included in computing such Resident Holder’s income for purposes of the Tax Act.

Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Savanna Common Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Savanna Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 20 of the Original Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Savanna Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Savanna Common Shares.

The income tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the transaction is carried out and the consideration offered. It is not possible to comment as to the tax treatment of such a transaction until the form of such transaction is determined. However, the income tax consequences of such a transaction may differ from those arising on the disposition of Savanna Common Shares under the Offer and will depend on the particular form and circumstances of the transaction. Depending on the form of the transaction, a Resident Holder may realize a capital gain (or loss) and/or be deemed to receive a dividend. No opinion is expressed herein as to the income tax consequences of any such transaction to a Resident Holder.

Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Savanna Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 15 of the Original Circular, “Effect of the Offer on the Market for Savanna Common Shares, Listing and Public Disclosure by the Company”, the Savanna Common Shares may cease to be listed on the TSX following the completion of the Offer. Resident Holders are cautioned that, if the Savanna Common Shares are no longer listed on a “designated stock exchange” (which currently includes the TSX) and the Company otherwise ceases to be a “public corporation” for purposes of the Tax Act, the Savanna Common Shares may cease to be qualified investments for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans, registered disability savings plans, deferred profit sharing plans or tax-free savings accounts (“TFSAs”) (collectively, “Deferred Income Plans”). Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them in this regard.

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Holding and Disposing of Total Common Shares

Dividends on Total Common Shares

Dividends on Total Common Shares will be included in the recipient’s income for the purposes of the Tax Act. Such dividends received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by the Offeror prior to the time the dividend is paid, such dividend will be treated as an eligible dividend for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. Dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax.

In the case of a Resident Holder of Total Common Shares that is a corporation, dividends received on the Total Common Shares will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received and will generally be deductible in computing the corporation’s taxable income. A Resident Holder of Total Common Shares that is a “private corporation” (as defined in the Tax Act), or any other corporation resident in Canada and controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Tax Act to pay a refundable tax of 38 1/ 3% on dividends received on the Total Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

In certain circumstances, subsection 55(2) of the Tax Act will recharacterize a dividend into a capital gain or additional proceeds of disposition. Corporate Resident Holders are urged to consult with their own tax advisors in this regard.

Disposition of Total Common Shares

A disposition or deemed disposition of a Total Common Share by a Resident Holder (other than a disposition to the Offeror in circumstances other than a purchase by the Offeror in the open market in the manner in which shares are normally purchased by a member of the public in the open market) will generally result in a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Total Common Share immediately before the disposition. For a description of the tax treatment of capital gains and capital losses, see “Resident Holders – Taxation of Capital Gains and Capital Losses” above.

Eligibility for Investment – Disposition of Savanna Common Shares Pursuant to the Offer

The Total Common Shares, provided they are listed on a designated stock exchange (which currently includes the TSX), if issued on the date of this Notice of Change and Variation, would be qualified investments under the Tax Act for a trust governed by a Deferred Income Plan.

Notwithstanding that the Total Common Shares may be qualified investments, the holder of a TFSA or the annuitant under an RRSP or RRIF will be subject to a penalty tax in respect of the Total Common Shares and other tax consequences may result if the Total Common Shares are a “prohibited investment” (as defined in the Tax Act) for the TFSA, RRSP or RRIF, as the case may be. The Total Common Shares will generally be a “prohibited investment” if the holder or the annuitant, as the case may be, does not deal at arm’s length with the Offeror for purposes of the Tax Act or the holder or the annuitant, as the case may be, has a “significant interest” (as defined in the Tax Act) in the Offeror. In addition, Total Common Shares will not be a prohibited investment for a TFSA, RRSP or RRIF if such shares are “excluded property” (as defined in the Tax Act) for such TFSA, RRSP or RRIF. Resident Holders are urged to consult their own tax advisors in this regard.

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Holders Not Resident in Canada

This part of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Savanna Common Shares or Total Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere. Such Non-Resident Holders are urged to consult their own tax advisors.

Disposition of Savanna Common Shares Pursuant to the Offer

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Savanna Common Shares pursuant to the Offer unless those Savanna Common Shares (i) constitute “taxable Canadian property” and, (ii) are not “treaty-protected property” as defined in the Tax Act (“treaty-protected property”). A Non-Resident Holder’s Savanna Common Shares would constitute treaty-protected property at a particular time if gains on the disposition of such shares would be, at that time, exempt from Canadian federal income tax under an income tax treaty or convention between Canada and the jurisdiction of residence of the Non-Resident Holder.

Generally, a Savanna Common Share will not be “taxable Canadian property” of a Non-Resident Holder at a particular time provided that such share is listed on a designated stock exchange (which includes the TSX) at that time, unless at any time during the 60-month period immediately preceding the particular time (a) the Non-Resident Holder, Persons with whom the Non-Resident Holder did not deal at arm’s length, a partnership in which the Non-Resident Holder or a non-arm’s length Person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such Persons or partnerships, owned 25% or more of the issued shares of any class or series of shares of Savanna, and (b) more than 50% of the fair market value of the Savanna Common Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, Savanna Common Shares may otherwise in certain circumstances be deemed to be taxable Canadian property to the Non-Resident Holder for the purposes of the Tax Act. Non-Resident Holders whose Savanna Common Shares may constitute taxable Canadian property are urged to consult their own tax advisors for advice having regard to their particular circumstances.

In the event that the Savanna Common Shares are considered to be taxable Canadian property but not treaty-protected property, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Holders Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer – Disposition of Savanna Common Shares Where No Indication to Make a Subsection 85(1) Tax Election” as if the Non-Resident Holder were a Resident Holder thereunder. Such Non-Resident Holder may be entitled to the automatic tax deferral provisions of subsection 85.1(1) of the Tax Act as described above if such Non-Resident Holder satisfies the conditions above under the heading “Holders Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer – Disposition of Savanna Common Shares Where No Indication to Make a Subsection 85(1) Tax Election” and such Non-Resident Holder is generally not a foreign affiliate of a taxpayer resident in Canada that has included the gain or loss otherwise determined in its foreign accrual property income. If subsection 85.1(1) of the Tax Act applies, the Total Common Shares received in exchange for Savanna Common Shares that constituted taxable Canadian property to such Non-Resident Holder may be deemed to be taxable Canadian property to such Non-Resident Holder. Any capital gain (or loss) realized by a Non-Resident Holder will generally be computed in the manner described above under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”. Non- Resident Holders whose Savanna Common Shares are taxable Canadian property are urged to consult their own tax advisors for advice having regard to their particular circumstances.

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Disposition of Savanna Common Shares Pursuant to a Compulsory Acquisition

As described in Section 20 of the Original Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire or be required to acquire Savanna Common Shares not deposited under the Offer pursuant to statutory rights of purchase under Part 16 of the ABCA.

A Non-Resident Holder whose Savanna Common Shares do not constitute taxable Canadian property will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Savanna Common Shares by way of a Compulsory Acquisition. Whether a Savanna Common Share is considered to be taxable Canadian property at the time of a disposition by way of a Compulsory Acquisition will generally be determined as described above (see “Holders Not Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer”), except that more stringent rules may be applied where the Savanna Common Shares cease to be listed on a designated stock exchange (see “Holders Not Resident in Canada – Potential Delisting” below).

A Non-Resident Holder whose Savanna Common Shares are taxable Canadian property for purposes of the Tax Act but not treaty-protected property may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Savanna Common Shares by way of a Compulsory Acquisition. The Non-Resident Holder will generally be subject to the income tax consequences described above under the heading “Holders Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer – Disposition of Savanna Common Shares Where No Indication to Make a Subsection 85(1) Tax Election”, depending on the extent to which cash or Total Common Shares are received.

Generally, where interest is paid or credited to a Non-Resident Holder in connection with a Compulsory Acquisition, the Non-Resident Holder will not be subject to Canadian withholding tax on such interest under the Tax Act.

Non-Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Savanna Common Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Savanna Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 20 of the Original Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Savanna Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Savanna Common Shares.

The income tax treatment to a Non-Resident Holder of a Subsequent Acquisition Transaction will depend upon the exact manner in which the transaction is carried out and the consideration offered. It is not possible to comment as to the tax treatment of such a transaction until the form of such transaction is determined. However, the income tax consequences of such a transaction may differ from those arising on the disposition of Savanna Common Shares under the Offer and will depend on the particular form and circumstances of the transaction.

Depending on the form of the transaction, a Non-Resident Holder may realize a capital gain (or loss) and/or be deemed to receive a dividend. Whether or not a Non-Resident Holder would be subject to tax under the Tax Act on any such capital gain generally would depend on whether the Savanna Common Shares are “taxable Canadian property” of the Non- Resident Holder for the purposes of the Tax Act at the time of the disposition and whether such Savanna Common Shares constitute treaty-protected property. Whether a Savanna Common Share is considered to be taxable Canadian property at the time of a disposition by way of a Subsequent Acquisition Transaction will generally be determined as described above (see “Holders Not Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer”), except that more stringent rules may be applied where the Savanna Common Shares cease to be listed on a designated stock exchange (see “Holders Not Resident in Canada – Potential Delisting” below).

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Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction pursuant to an applicable income tax treaty or convention. For example, under the Canada-United States Income Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”), where dividends are paid to or derived by a Non-Resident Holder who is a U.S. resident for the purpose of, and who is entitled to the benefits in accordance with the provisions of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Generally, where interest is paid or credited to a Non-Resident Holder in connection with a Subsequent Acquisition Transaction, the Non-Resident Holder will not be subject to Canadian withholding tax on such interest under the Tax Act.

Non-Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Savanna Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 15 of the Original Circular, “Effect of the Offer on the Market for Savanna Common Shares, Listing and Public Disclosure by the Company”, Savanna Common Shares may cease to be listed on the TSX (or another designated stock exchange) following the completion of the Offer and may not be listed on the TSX (or another designated stock exchange) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Non-Resident Holders who do not dispose of their Savanna Common Shares pursuant to the Offer are cautioned that Savanna Common Shares that are not listed on a designated stock exchange at the time of their disposition will be considered taxable Canadian property of the Non-Resident Holder, if at any time within the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Savanna Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Savanna Common Shares may be deemed to be taxable Canadian property.

If the Savanna Common Shares are taxable Canadian property of the Non-Resident Holder at the time of their disposition but are not treaty-protected property, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition. In addition, if such Savanna Common Shares constitute taxable Canadian property and are not listed on a recognized stock exchange (which includes the TSX) at the time of their disposition, the notification and withholding provisions of section 116 of the Tax Act may apply to the Non-Resident Holder, in which case the Offeror (or a successor thereof, as applicable) may deduct and withhold 25% from any payment made to the Non-Resident Holder and will remit such amount to the Receiver General of Canada on account of the Non-Resident Holder’s liability for tax under the Tax Act and the Non-Resident Holder may be subject to certain Canadian federal income tax filing obligations.

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Non-Resident Holders are urged to consult their own tax advisors in this regard.

Holding and Disposing of Total Common Shares

Dividends on Total Common Shares

Any dividends paid in respect of Total Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction pursuant to an applicable income tax treaty or convention. For example, under the Canada-U.S. Tax Treaty, where dividends are paid to, or derived by, a Non-Resident Holder who is a U.S. resident for the purpose of, and who is entitled to the benefits in accordance with the provisions of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Disposition of Total Common Shares

A Non-Resident Holder who holds Total Common Shares that are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of such Total Common Shares (other than generally to the Offeror). The circumstances in which the Total Common Shares may constitute “taxable Canadian property” will be the same as described above under “Holders Not Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer”.

Even if the Total Common Shares are considered to be “taxable Canadian property” to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Total Common Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act if such Total Common Shares constitute treaty-protected property to the Non-Resident Holder. Non-Resident Holders who hold Total Common Shares that are or may be “taxable Canadian property” are urged to consult their own advisors as to the Canadian income tax consequences of disposing of their Total Common Shares acquired pursuant to the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction.

In the event that Total Common Shares constitute taxable Canadian property but are not treaty-protected property, the tax consequences as described above under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally apply. A Non-Resident Holder who disposes of taxable Canadian property is urged to consult his, her or its own tax advisors regarding any resulting Canadian reporting requirements.

Tax Considerations – United States

The disclosure set out in the Original Offer and Circular in the section entitled “Frequently Asked Questions”, in response to the question “What are the U.S. federal income tax consequences of accepting the Offer?”, is updated as follows:

The exchange of Savanna Common Shares for Total Common Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, unless the Offeror engages in certain transactions that may result in the exchange being tax-deferred (as discussed immediately below under the heading, “Certain United States Federal Income Tax Considerations”). Even if the exchange is tax-deferred, a U.S. Holder would recognize gain on the exchange up to the U.S. dollar value of the cash consideration or property other than the Total Common Shares received in the exchange.

A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized on exchange of Savanna Common Shares pursuant to the Offer unless the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States or the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the exchange, and certain other requirements are met.

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You are urged to consult your own tax advisors to determine the particular tax consequences to you of a sale of your Savanna Common Shares pursuant to the Offer, or a disposition of your Savanna Common Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction as described herein. For a brief summary of certain U.S. federal income tax consequences of accepting the Offer, see the information set out below in this Section 1 under the heading, “Certain United States Federal Income Tax Considerations”.

The disclosure set out in the Original Offer and Circular in the section entitled “Summary” (beginning at page 6), under the heading “Certain United States Federal Income Tax Considerations” (found on page 13), is updated as follows:

The exchange of Savanna Common Shares for Total Common Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, unless the Offeror engages in certain transactions that may result in the exchange being tax-deferred (as discussed below in Section 22 of the Circular, “Certain United States Federal Income Tax Considerations”). Even if the exchange is tax-deferred, a U.S. Holder would recognize gain on the exchange up to the U.S. dollar value of the cash consideration or property other than the Total Common Shares received in the exchange.

A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized on exchange of Savanna Common Shares pursuant to the Offer unless the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States or the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the exchange, and certain other requirements are met.

The foregoing is a brief summary of U.S. federal income tax consequences only and is qualified by the description of U.S. federal income tax considerations set out immediately below under the heading, “Certain United States Federal Income Tax Considerations”. Tax matters are very complicated, and the tax consequences of the Offer to a particular Savanna Shareholder will depend in part on such Savanna Shareholder’s circumstances. Accordingly, Savanna Shareholders are urged to consult their own tax advisors for a full understanding of the tax consequences of the Offer to them, including the applicability of U.S. federal, state, local and non-U.S. income and other tax laws.

The disclosure set out in Section 22 of the Original Offer and Circular, entitled “Certain United States Federal Income Tax Considerations”, is updated as follows:

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders that tender and deposit their Savanna Common Shares, whose Savanna Common Shares are taken up pursuant to the Offer, and that directly exchange their Savanna Common Shares with the Offeror for Total Common Shares and cash consideration (the “Exchange”) and the ownership and disposition of Total Common Shares. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to Persons that are subject to special tax rules. In particular, the information set out below deals only with holders that acquire the Total Common Shares pursuant to the Exchange and that hold both the Savanna Common Shares and the Total Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of holders, such as:

•	financial institutions

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•	regulated investment companies

•	real estate investment trusts

•	tax-exempt entities

•	insurance companies

•	Persons holding the Savanna Common Shares or the Total Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”

•	U.S. expatriates

•	Persons subject to the alternative minimum tax

•	U.S. Holders that own, directly or indirectly, 10% or more of the total voting power of the Offeror

•	dealers or traders in securities or currencies.

Except as otherwise specifically stated herein, this summary does not address 3.8% Medicare tax, estate and gift tax consequences or tax consequences under any state, local or foreign laws.

For purposes of this discussion, a holder is a “U.S. Holder” if such holder is: (1) an individual citizen or resident of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. Persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a holder is a “Non-U.S. Holder” if such holder is: (1) a nonresident alien individual; (2) a foreign corporation or (3) a trust or estate that in either case is not subject to U.S. federal income tax on income or gain with respect to the Savanna Common Shares or Total Common Shares.

If a partnership or other pass-through entity, whether foreign or domestic, holds Savanna Common Shares or Total Common Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If a holder is a partner (or other owner) of a pass-through entity that holds Savanna Common Shares or Total Common Shares, such holder is urged to consult its own tax advisor regarding the U.S. tax consequences of the Exchange and of holding the Total Common Shares.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The Offeror has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions reached and describe herein.

This discussion assumes that the Offeror is not, and will not become, a passive foreign investment company (a “PFIC”), as discussed below.

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The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Total Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Holders are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Total Common Shares.

Consequences of the Acquisition of Savanna Common Shares by the Offeror

In General. Generally, subject to the discussion of tax-free reorganization treatment below, a U.S. Holder will be required to recognize gain or loss in an amount equal to the difference between (x) the sum of (i) the amount (determined in U.S. dollars) of any cash consideration and (ii) the fair market value of the Total Common Shares and any other consideration received in the Exchange or any Compulsory Acquisition or Subsequent Acquisition Transaction and (y) the U.S. Holder’s adjusted tax basis in the Savanna Common Shares disposed of in the Exchange or any Compulsory Acquisition or a Subsequent Acquisition Transaction. A U.S. Holder’s adjusted tax basis generally will be the original cost of the Savanna Common Shares to the U.S. Holder, subject to certain adjustments.

Any gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Savanna Common Shares for more than one year at the time of the Exchange. Long-term capital gains of noncorporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. A U.S. Holder’s initial tax basis in its Total Common Shares will equal their fair market value. The holding period of the Total Common Shares will begin on the day after the date of the Exchange (or any Compulsory Acquisition or Subsequent Acquisition if applicable).

It is expected that the cash consideration that U.S. Holders receive as part of the Exchange (or any Compulsory Acquisition or Subsequent Acquisition Transaction) will be paid in Canadian dollars. Unless U.S. Holders convert the cash consideration into U.S. dollars on the date of the Exchange (or any Compulsory Acquisition of Subsequent Acquisition), such holders may recognize ordinary income or loss as a result of currency fluctuations between the date of the Exchange (or any Compulsory Acquisition or Subsequent Acquisition Transaction) and the date the cash consideration is converted into U.S. dollars.

Tax-Deferred Reorganization Treatment. If, as part of the Exchange (or, if part of a single integrated transaction, the Exchange and any Compulsory Acquisition or Subsequent Acquisition Transaction), the Offeror effectuates a “statutory merger,” as defined for U.S. federal income tax purposes, between Savanna and a subsidiary of the Offeror in which the Shareholders of Savanna receive Total Common Shares in exchange for at least 40 percent of the common shares pursuant to Section 368(a)(2)(D) of the Code. If the Exchange (or, if part of a single integrated transaction, the Exchange and any Compulsory Acquisition or Subsequent Acquisition Transaction) qualifies as a tax-deferred reorganization pursuant to Section 368(a)(2)(D), holders should only recognize gain on the exchange up to the U.S. dollar value of the cash consideration (and any property other than the Total Common Shares) that they receive and will not be permitted to recognize any loss. In such an event, Holders’ basis in their Total Common Shares should be equal to their adjusted tax basis in their Savanna Common Shares increased by the amount of any gain recognized and decreased by the U.S. dollar value of the cash consideration (and any other property) received in the Exchange (or, if part of a single integrated transaction, the Exchange and any Compulsory Acquisition or Subsequent Acquisition Transaction) and the holding period of the Total Common Shares should include the holding period of the Savanna Common Shares exchanged therefor.

U.S. federal income tax treatment of the Exchange (and any Compulsory Acquisition or Subsequent Acquisition Transaction) is uncertain and holders are urged to consult their tax advisors with respect to their receipt of Total Common Shares or other consideration in the Exchange and any Compulsory Acquisition or Subsequent Acquisition Transaction.

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Consequences of Holding the Total Common Shares

Distributions

Subject to the discussion of the passive foreign investment company (“PFIC”) rules below, the gross amount of any distribution paid by the Offeror will generally be subject to United States federal income tax as foreign source dividend income to the extent paid out of the Offeror’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by U.S. Holders as ordinary income on the date that such holders actually or constructively receive the distribution in accordance with their regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Offeror in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by the Offeror will not be eligible for the dividends received deduction allowed to corporations.

To the extent that a distribution exceeds the amount of the Offeror’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in a holder’s adjusted tax basis in the Total Common Shares held by such holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such holder upon a subsequent disposition of the shares), with any amount that exceeds such holder’s adjusted tax basis being taxed as a capital gain recognized on a sale or exchange (as discussed below). However, the Offeror does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and holders should therefore assume that any distribution with respect to the Total Common Shares will constitute ordinary dividend income.

If a holder is eligible for benefits under the Canada-U.S. Tax Treaty, such holder may be able to claim a reduced rate of Canadian withholding tax on any distribution to it. Holders are urged to consult their own tax advisors about their eligibility for reduction of Canadian withholding tax. Holders may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. Holders should not be allowed a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Canada-U.S. Tax Treaty. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a holder’s particular circumstances. Accordingly, holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

The gross amount of distributions paid in Canadian dollars will be included by U.S. Holders in income in a dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars are converted into U.S. dollars on the date of the payment, U.S. Holders should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian Dollars as distributions. If, instead, the Canadian Dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian Dollars will be treated as U.S. source ordinary income or loss.

Sale, Exchange or Other Taxable Disposition of Total Common Shares

Subject to the possible application of the PFIC rules discussed below, U.S. Holders generally will recognize gain or loss upon the taxable sale, exchange or other disposition of Total Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such holder’s adjusted tax basis in the shares. Generally, such gain or loss will be capital gain or loss and will be long term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, a holder has held the Total Common Shares for more than one year. Long-term capital gains of non-corporate U.S. Holders may be generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of Total Common Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, U.S. Holders may not be able to use any foreign tax credits arising from any

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Canadian tax imposed on the sale, exchange or other taxable disposition of Total Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

If U.S. Holders receive any foreign currency on the sale of Total Common Shares, such holders may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Total Common Shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. Persons owning shares of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally, assets that generate passive income).

The Offeror believes that it currently is not a PFIC for U.S. federal income tax purposes, and does not expect to become a PFIC in the future. However, the determination of PFIC status for any year is very fact specific, and there can be no assurance in this regard. Accordingly, it is possible that the Offeror may become a PFIC in the current taxable year or in future years. If the Offeror is classified as a PFIC in any year during which a holder holds Total Common Shares, the Offeror generally will continue to be treated as a PFIC as to such holder in all succeeding years, regardless of whether the Offeror continues to meet the income or asset test discussed above.

If the Offeror were classified as a PFIC for any taxable year during which a holder holds Offeror Common Shares, such holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of the Offeror Common Shares or upon the receipt of certain distributions treated as “excess distributions,” unless the holder elects to be taxed currently (as discussed below) on its pro rata portion of the Offeror’s income, regardless of whether such income was actually distributed. An excess distribution generally would be any distribution to a holder with respect to the Total Common Shares during a single taxable year that is greater than 125% of the average annual distributions received by such holder with respect to the Total Common Shares during the three preceding taxable years or, if shorter, during such holder’s holding period for the Total Common Shares. Certain elections may be available to holders to limit the consequences of the Offeror being classified as a PFIC.

Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding Total Common Shares if the Offeror is considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to proceeds received by a U.S. Holder from the sale, exchange or other disposition of Total Common Shares and dividends paid to a U.S. Holder in respect of the Total Common Shares. A U.S. Holder may be subject to information reporting and backup withholding at the rate of 28% with respect to such proceeds, unless such U.S. Holder (i) is an exempt recipient and, when required, establishes this exemption or (ii) in the case of backup withholding, provides the U.S. Holder’s correct TIN, certifies that the U.S. Holder is not currently subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder can satisfy these requirements by completing and submitting Form W-9, which can be found on the IRS website at www.irs.gov. A U.S. Holder that does not provide the U.S. Holder’s correct TIN may be subject to penalties imposed by the IRS.

If a Non-U.S. Holder holds the Total Common Shares through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not apply. Information reporting, and possibly backup withholding, may apply if the Total Common Shares are held by a Non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. Holder fails to provide appropriate information. To prevent

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backup withholding, Non-U.S. Holders should (i) submit a properly completed IRS Form W-8BEN (or other applicable Form W-8) certifying under penalties of perjury to the holder’s foreign status or (ii) otherwise establish an exemption. IRS Form W-8BEN may be obtained from the IRS website at www.irs.gov.

Backup withholding is not an additional tax; any amount so withheld may be credited against the U.S. Holder’s U.S. federal income tax liability. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained from the IRS, provided that the required information is timely furnished to the IRS.

Other Tax Consequences

State or local taxation may apply to the Offeror and its shareholders in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Offer may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective shareholders are urged to consult their own tax advisors regarding the effect of state and local tax laws on participation in the Offer.

Documents Incorporated by Reference

The documents deemed to be incorporated by reference in the Offer and Circular include Total Energy’s management proxy circular, dated January 11, 2017, in respect of the special meeting of shareholders of Total Energy held on February 15, 2017.

2.	ERRORS AND MISLEADING STATEMENTS IN THE SAVANNA DIRECTORS’ CIRCULAR

Total Energy has reviewed the Directors’ Circular and has determined that the Directors’ Circular contains various misleading or incorrect statements. The following addresses certain misleading or incorrect statements contained in the Directors’ Circular and provides responses to various assertions made by Savanna in the Directors’ Circular. Savanna’s assertions in the Directors’ Circular are reproduced verbatim below (the defined terms in the reproduced text are from the Directors’ Circular and defined therein) and Total Energy’s responses follow.

Savanna’s Assertion: “The Offer is highly opportunistic and timed to deprive Common Shareholders of both significant positive recent market changes and value-increasing actions achieved to date which had not yet been reflected in the share price.”

Total Energy’s Response: Total Energy disagrees with Savanna’s assertion. Total Energy announced its intention to make an offer to acquire all of the Savanna Common Shares less than 24 hours after Savanna announced that it had entered into the Highly Dilutive Refinancing, which ultimately resulted in substantial dilution to Savanna Shareholders. As such, the boards of directors of Savanna and Total Energy made their respective determinations with the same industry information and in the same operating environment. However, the Savanna Board made a decision to sell Savanna Common Shares at $1.45 per share and the Total Board made a decision to buy Savanna Common Shares at a premium to that price. Unlike the Highly Dilutive Refinancing, which was dilutive to existing Savanna Shareholders and, based on the market views expressed in the Directors’ Circular, may represent a sale at the bottom of the market, the Offer was made with the view to creating value for the shareholders of both companies. Regardless of the timing of an eventual industry recovery, given that the Offer involves a share exchange (in part), Savanna Shareholders will have an opportunity to retain exposure to any such industry recovery through the ownership of Total Common Shares. While past performance is no guarantee of future success, the relative financial and share price performance of Total Energy and Savanna for various prior periods suggests Savanna Shareholders stand to do much better if Savanna’s assets and the cash flow generated from those assets are managed by Total Energy on a go-forward basis.

In support of this proposition, Total Energy highlights the comparative capital stewardship record of Total Energy and Savanna since Total Energy completed its last public offering of equity for gross proceeds of $27 million in September 2005.

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Comparative Capital Stewardship Record – Snapshot (13)

	Total Energy	Savanna
Cash returned to shareholders/unitholders, $ million (1), (7)	$178	$95
Cash returned to shareholders/unitholders as % of paid up share capital (2), (7)	201%	9%
Pre-tax Return on equity (4), (7), (13)	19%	-5%
Pre-tax Return on property, plant and equipment (PP&E), goodwill, intangible and other assets (5),(7)	17%	-4%
Change in PP&E, net of PP&E impairment losses, % (6),(7)	379%	520%
Increase in issued and outstanding common shares, % (10)	8%	211%
Increase in net debt, % (8), (9)	86%	439%
Impairment losses, $ million (7)	$0	$1,039
Paid up capital at September 30, 2016, $ million (3)	$89	$1,008
Increase / “-” decrease in market share price % (11)	49%	-94%
Common share ownership of Board of Directors, $ million (12)	$14.7	$0.5
Common share ownership of Named Executive Officers, $ million (12)	$19.3	$0.8

Note:

See Annex B to this document for the relevant notes to the performance and other measures set out in this table. This table has been updated to correct the typographical error in the corresponding tables set out on each of pages 8 and 37 of the Original Offer and Circular, in which the reference to “Increase in net debt, %” of Total Energy erroneously referenced “27%”.

Total Energy also notes that Savanna’s view of recent market changes appears to be inconsistent with the actions of its management. For example, if the market is experiencing recovery or near recovery, Total Energy queries why Savanna would enter into long term contracts for two drilling rigs based in the Marcellus area (as announced by Savanna on December 15, 2016) when contract terms would be expected to improve in the near term as a result of any overall market recovery.

Savanna’s Assertion: “Total Energy’s proposed share exchange would give Common Shareholders only a minority position in the combined company, even though Savanna would contribute the vast majority of the cash flow and assets.”

Total Energy’s Response: This assertion is misleading to Savanna Shareholders and fails to account for the substantial and disproportionate amount of debt that Savanna would contribute to the combined company as well as the public equity market’s sustained and substantial discounting of the value of Savanna’s assets. Prior to the Offer, the Savanna Board acknowledged that Savanna had a debt problem and justified completing the Highly Dilutive Refinancing on the basis that it served to address the debt problem created under its watch. However, even after raising over $40 million at $1.45 per share on December 13, 2016 and thereby increasing Savanna’s share count by over 30%, Savanna continues to have much higher debt than Total Energy and remains a highly leveraged company. Specifically, based on Savanna’s public disclosure record, Savanna currently has approximately $235 million of long term debt (which includes a $17 million mortgage loan bearing interest at 4.75% and $5.1 million outstanding under limited partnership facilities at September 30, 2016) as compared to approximately $47 million of long term debt owed by Total Energy, which is comprised solely of a mortgage loan bearing interest at 3.06%. Unlike Savanna, which has had to pledge all of its assets as security for its excessive borrowing during prosperous industry times, Total Energy remained disciplined such that all of Total Energy’s property, plant and equipment is free and clear of security claims and is available to support future borrowings if required, with the only exception being approximately 60% of Total Energy’s owned real estate; those assets have been pledged to support the mortgage loan. Further, Total Energy’s $65 million credit facility (which bears interest at the bank’s prime rate of interest plus 0.40%) is secured only by working capital and, as of the date hereof, remains undrawn and available for use. (As noted in this Notice of Change and Variation (see Section 1, entitled “Increase to the Offer Consideration” under the sub heading “Source of Funds”), Total Energy plans to draw upon its existing credit facility (in an amount of approximately $24.4 million) to the extent necessary to fund payment of the cash portion of the consideration for Savanna Common Shares taken-up under the Offer. See “Consolidated Capitalization”.)

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The Savanna Board also fails to account for the fact that for several years the public equity market has discounted, and continues to discount, the value of Savanna’s assets relative to the “book value”, or carrying value of such assets on Savanna’s financial statements. The equity market’s response to the Offer (as measured by the price for Savanna Common Shares) and subsequent disclosures by Savanna (including in the Directors’ Circular) confirm that the equity market continues to value Savanna’s assets at a substantial discount to the book value of those assets. Unless Savanna has failed to provide full, plain and true disclosure of all material information relating to its business and assets, the fact that the market has consistently valued the assets of Savanna at a substantial discount to the book value of such assets is a reasonable objective and independent indication that the book value of such assets is impaired. That Savanna currently has more than 11 times the paid-up share capital of Total Energy and has incurred over $1.0 billion in capital asset impairment charges since October 1, 2005 is consistent with this view and speaks to the poor track record of the Savanna Board in its oversight of Savanna’s capital investment decisions. In contrast, thus far in its 20 year history, Total Energy has not recorded any impairment with respect to its capital assets (including intangible assets such as goodwill) and the equity market has generally confirmed the carrying value of such assets even during the current challenging industry environment.

Alternatively, if Savanna is correct in its assessment that the public equity market undervalues Savanna’s assets and the book value of its assets is reflective of the fair market value of such assets, this suggests that the market is assigning negative goodwill to Savanna, which in turn reflects the market’s negative judgment of Savanna’s governance and direction. Either way, the public equity market has and continues to pass judgment in a manner that is supportive of the Offer.

Savanna’s Assertion: In previous discussions with Savanna’s management, Total Energy said that it was only interested in a “no-premium” offer for Savanna, and that it was not willing to participate in a board-initiated process to review alternatives.

Total Energy’s Response: This is an unfair mischaracterization of prior discussions between Total Energy and Savanna, which were very limited due to the refusal of Savanna to engage with Total Energy in any meaningful way to explore a merger transaction despite having knowledge that strong support from Savanna Shareholders existed in relation to a combination transaction. To put the level of engagement into proper context, Total Energy estimates that the two meetings between representatives of Total Energy and Savanna regarding the potential merger of the companies (one in September 2016 and the second in November 2016) lasted a total of approximately two hours, the first being approximately 90 minutes and the second approximately 30 minutes.

During the two meetings, Total Energy was consistent in its message that it would be prepared to enter into an agreement with Savanna to combine the two companies, with the exchange ratio to be determined in the context of the market. More specifically, the transaction proposed by Total Energy at the time was a merger rather than a take-over. As such, other deal terms, such as the composition of the board of directors, were to be negotiated in good faith having regard to the needs and requirements of the combined company. In response to a query from the Chief Executive Officer of Savanna during the first meeting (held on September 23, 2016) regarding the desirability or necessity of a process to review strategic alternatives, Total Energy’s Chief Executive Officer suggested that the merger agreement contemplated by Total Energy would allow either party to consider a superior alternative provided the other party was afforded a reasonable opportunity to match any superior offer and, in the event one party chose to enter into a superior offer, the other party would receive a reasonable break fee as is customary in such transactions. Total Energy further indicated to Savanna that such approach would be superior to simply commencing a strategic process insofar as the merger agreement between Total Energy and Savanna would provide a greater degree of certainty of outcome, unlike a standalone strategic review process where the outcome would be unknown and the process would most certainly create unnecessary disruption and anxiety for the employees, customers, suppliers, creditors and other corporate stakeholders of Savanna. Total Energy also explained that given the significant number of acquisition opportunities being presented to it for consideration, Total Energy was not inclined to participate in a process where the outcome was highly uncertain.

This general approach was reaffirmed during the second meeting between the respective board Chairs and Chief Executive Officers of Total Energy and Savanna on November 17, 2016. During this brief meeting, Savanna made no mention that it was pursuing debt refinancing options, including the Highly Dilutive Refinancing, despite Total Energy advising that it would look to provide a written proposal by the following week. Also, Savanna’s Chairman clearly advised numerous times during the meeting that Savanna was not looking for a proposal from Total Energy, but Total Energy was free to present one if it so desired — hardly an invitation to work together in good faith to come to an agreement.

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The Directors’ Circular suggests that, to Savanna’s knowledge, Total Energy commenced substantive consideration of a transaction with Savanna prior to September 16, 2016. This is simply incorrect. Regardless of when engagement directed by Total Energy precisely began, if Savanna was of the view that a substantive process was underway that could reasonably give rise to a material change for Savanna, Total Energy questions why the President and Chief Executive Officer of Savanna would have engaged in a number of market purchases of Savanna Common Shares (on each of September 19, 2016, September 20, 2016 and September 21, 2016 (as disclosed on page 30 of the Directors’ Circular)), while fixed with that knowledge. According to the Directors’ Circular, these were the only purchases of Savanna Common Shares made by a senior officer of Savanna in the 6 month period preceding the date of the Directors’ Circular. Similarly, Savanna was, as noted on page 23 of the Directors’ Circular, actively engaged in meetings and discussions with AIMCo with respect to potential financing transactions as of mid-September 2016 and it is unclear why the board and senior officers of Savanna would not have been prohibited from purchasing Savanna Common Shares with knowledge of the proposed AIMCo financing, which had not generally been disclosed by Savanna as of that time.

Savanna’s Assertion: The Offer currently provides a discount of approximately 5%. That is significantly below the average control premium of approximately 40% at the time of the Offer for similar Canadian public company acquisitions over the past five years. Moreover, the transaction multiples in Total Energy’s offer are too low when compared to precedent transactions.

Total Energy’s Response: Regarding the calculation of the Offer premium (or lack thereof), the Savanna Board has manipulated dates and share prices to confuse and obfuscate the value of the Offer to Savanna Shareholders. In fact, the chart presented on page 8 of the Directors’ Circular confirms that a premium existed at the time the Offer was made, even though Total Energy had publicly announced its intention to make a take-over bid for Savanna over two weeks earlier. To quote share prices and share price performance after Total Energy announced its intention to proceed with a take-over bid or after the bid was commenced as support for Savanna’s argument is inappropriate and misleading.

On November 22, 2016, Savanna halted trading in the Savanna Common Shares and announced that it was proceeding with the Highly Dilutive Refinancing. Those transactions were scheduled to close on December 15, 2016. The Savanna Common Shares resumed trading on November 23, 2016 and closed at $1.47, a decrease of 5.1% from the previous close. Subsequent to the close of trading on November 23, 2016, Total Energy announced its intention to proceed with the take-over bid for Savanna at an exchange ratio of 0.1132 of a Total Common Share per Savanna Common Share. Following Total Energy’s announcement, on November 24, 2016, Savanna’s share price closed at $1.59 (up 8.2%) and Total Energy’s shares closed at $14.075 (up 7.4%).

Based on the volume weighted average price of the Total Common Shares for the five trading days following November 23, 2016 ($13.40 per share) (the “Pre-Announcement Total Common Share Price”), the date Total Energy announced its intention to make the Offer and the 0.1300 exchange ratio (which represented a 15% increase to the 0.1132 exchange ratio initially proposed by Total Energy), the Offer consideration represented an implied Savanna Common Share price of $1.74 per Savanna Common Share. This equates to a 20% premium to the $1.45 per Savanna Common Share issuance price the Savanna Board agreed to as part of the Highly Dilutive Refinancing, an 18% premium to the closing price of the Savanna Common Shares on November 23, 2016, prior to Total Energy announcing its intention to proceed with a take-over bid, and a 3% premium to the closing price of the Savanna Common Shares on December 8, 2016.

The Offer now contemplates the payment of cash consideration in the amount of $0.20 for each Savanna Common Share tendered to the Offer (in addition to 0.1300 of a Total Common Share, as set out in the Original Offer), which increases the value of the Offer to holders of Savanna Common Shares and the premium that the consideration offered by Total Energy represents when compared to the $1.45 per share price at which Savanna Common Shares were issued in connection with the Highly Dilutive Refinancing.

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Based on the Pre-Announcement Total Common Share Price, the 0.1300 exchange ratio and after taking into account the additional cash consideration payable under the Offer, the Offer consideration represents an implied Savanna Common Share price of $1.94. This equates to a 34% premium to the $1.45 per Savanna Common Share issuance price the Savanna Board agreed to as part of the Highly Dilutive Refinancing, a 32% premium to the closing price of the Savanna Common Shares on November 23, 2016, prior to Total Energy announcing its intention to proceed with a take-over bid, and a 15% premium to the closing price of the Savanna Common Shares on December 8, 2016.

Total Energy stands by the Offer as providing full and fair value for the Savanna Common Shares. Under the new take-over bid rules in force in Canada, the Savanna Board has 105 days from the date of the Offer to identify and present to Savanna Shareholders any superior proposals. The fact that Total Energy publicly announced its intention to make an offer to Savanna Shareholders more than two weeks before the Offer has provided the Savanna Board even more time to explore strategic options.

Of interest is the fact that Peters & Co. Limited noted (in its opinion to the Savanna Board) that it acted as financial advisor to Savanna “in connection with an undisclosed advisory mandate, the term of which expired on March 31, 2016.” Given the proximity in time to the Offer, Total Energy would expect Savanna to provide full disclosure as to the scope and outcome of this engagement unless, of course, the outcome of such engagement was not supportive of the narrative being advanced by the Savanna Board in response to the Offer.

If successful, the Savanna Board is correct that there would be a change of control insofar as the Total Board would displace the Savanna Board and assume responsibility and oversight over Savanna’s business and affairs. Based on the respective track records of Total Energy and Savanna under the guidance and direction of the current boards of directors of each company, the Offer represents a unique opportunity for Savanna Shareholders to benefit from the consistent and exemplary stewardship demonstrated by the Total Board.

Savanna’s Assertion: “The trading price of the Savanna Common Shares has been hindered relative to Savanna’s public market peers as a result of the Offer.”

Total Energy’s Response: Total Energy disagrees with this assertion. Total Energy is of the view that the public equity market’s reaction is consistent with Total Energy’s assessment that the Offer is fair and reasonable. Further, Total Energy believes the substantial dilution suffered by Savanna Shareholders as a result of the Savanna Board’s decision to complete the Highly Dilutive Refinancing is a more reasonable explanation for any alleged market underperformance by Savanna, as evidenced by the immediate reaction of Savanna’s share price to the announcement of the Highly Dilutive Refinancing and to Total Energy’s announced intention to make a take-over bid as described above. See “Section 2 of this Notice of Change and Variation”, for additional detail with respect to the Highly Dilutive Refinancing.

Savanna’s Assertion: The Offeror states the holders of Common Shares who have entered into the Soft Support Agreements may terminate their obligations under the Soft Support Agreements to permit them to tender their Common Shares to a competing transaction offered to Shareholders that represents a higher value transaction to Shareholders than the Total Offer, “provided the Offeror is given an opportunity to match the other transaction and declines to do so”. The Soft Support Agreements do not provide for an obligation to provide the Offeror with an opportunity to match the other transaction only that, in the event of a transaction that has, in the sole opinion of the Soft Support Shareholder, acting reasonably and in accordance with its fiduciary duties, terms more favorable to the Soft Support Shareholder than the Total Offer, the Soft Support Agreements terminate if Total has not publicly announced its intention to amend the terms of the Total Offer in order to match or exceed the consideration to be received by the announcement of such other transaction.

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Total Energy’s Response: Total Energy believes this statement highlights a distinction without a difference. Each of the Lock-up Agreements provides that the termination right afforded to the applicable Savanna Shareholder may only be exercised, in relation to a competing Savanna acquisition proposal, if Total Energy does not announce its intention to match or exceed the consideration to be received by Savanna Shareholders under the competing proposal within 7 days after the first public announcement of the competing proposal. The various Lock-up Agreements have been filed on SEDAR (under Savanna’s profile); the termination provisions are set out in section 6 of each Lock-up Agreement, which reads, in part, as follows:

“ … this Agreement may be terminated by the Shareholder upon notice to Total: … (C) if (i) Savanna receives or is the subject of a publicly announced, bona fide written Acquisition Proposal (as defined below in this section 6) to acquire not less than all of the outstanding Savanna Shares or all or substantially all of the assets of Savanna on a consolidated basis (a “Specified Acquisition Proposal”) that has, in the sole opinion of the Shareholder, acting reasonably and in accordance with its fiduciary duties, terms more favorable to the Shareholder (taking into account relevant financial, legal, regulatory and other aspects of such proposal) than the Offer, (ii) the Shareholder is in compliance with all of its obligations under this Agreement, and (iii) Total has not publicly announced its intention to amend the terms of the Offer in order to match or exceed the consideration to be received by the shareholders of Savanna under the Specified Acquisition Proposal within 7 days after the first public announcement of the Specified Acquisition Proposal. [Emphasis added].”

“As used in this Agreement, “Acquisition Proposal” means, in relation to Savanna, any written or oral offer, proposal, inquiry or request for discussions or negotiations received from any person or group of persons acting jointly or in concert (excluding Total) relating to any:

(a)	merger, amalgamation, business combination, take-over bid, tender offer, arrangement, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up, distribution or share exchange involving Savanna or one or more of its affiliates (or any combination of them);

(b)	sale of assets of Savanna or one or more of its affiliates (or any combination of them) representing 20% or more of the consolidated assets of Savanna or that contribute 20% or more of the consolidated revenue of Savanna (or any lease, long-term supply agreement, joint venture agreement or other arrangement having a similar economic effect);

(c)	direct or indirect take-over bid, issuer bid, exchange offer, treasury issuance or similar transaction, that, if consummated, would result in a person, or persons acting jointly or in concert, beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of Savanna or one or more of its affiliates; or

(d)	other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the Combination; or

(e)	proposal or offer or public announcement or other public disclosure of an intention to do any of the foregoing, directly or indirectly, excluding, in each case, the Combination, but including, for greater certainty, any modification or proposed modification to any Acquisition Proposal.”

In short, each Lock-up Agreement contemplates that Total Energy will have an opportunity to match any competing acquisition proposal before termination rights may be exercised by the applicable Savanna Shareholder.

3.	VARIATIONS AND AMENDMENTS TO THE ORIGINAL OFFER AND CIRCULAR AND SUPPLEMENTAL INFORMATION

In the Directors’ Circular, Savanna has alleged that there are various inconsistencies and/or misleading statements in the Original Offer and Circular. This section specifically addresses various statements made by Savanna in the Directors’ Circular, sets out certain amendments to the Original Offer (which are in addition to those noted in Section 1 above) and updates and supplements information in the Original Offer and Circular. Savanna’s assertions from the Directors’ Circular are reproduced verbatim below (the defined terms in the reproduced text are from the Directors’ Circular and defined therein) and Total Energy’s responses follow. Certain amendments to the Original Offer and Circular, not intended to respond to the Directors’ Circular, are also noted below in this section. To the extent the Original Offer and Circular is varied or amended by any of the responses below, those changes have been noted in bold.

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(a)	ADDITIONAL AMENDMENTS TO THE ORIGINAL OFFER

•	Savanna’s Assertion: The Total Offer incorrectly states that if the Total Offer is varied by the waiver of a condition of the Total Offer that a notice of variation is not required and that in such case only the issuance and filing of a news release announcing the waiver is required. The Total Offer further provides that, as the waiver of a condition does not require a notice of variation, the period for deposit of Common Shares under the Total Offer, as varied, also does not need to be extended so it does not expire before 10 days before the date of the notice of variation. This exception for the waiver of a condition only applies where the consideration offered consists solely of cash. Under applicable securities law, the waiver of a condition when the consideration does not consist solely of cash (as in the case of the Total Offer) requires, among other things, the sending of a notice of variation and the period during which Common Shares may be deposited under the Total Offer as so varied, must not expire before 10 days after the date of the notice of variation.

Total Energy’s Response: Total Energy intends to conduct the Offer in accordance with applicable laws. If the Offer is varied by the waiver of a condition of the Offer, Total Energy will issue a news release in the manner required by applicable Canadian Securities Laws and send a notice of variation to every Person to whom the Offer was required to be sent under applicable Canadian Securities Laws. Furthermore, Total Energy will extend the Expiry Date in accordance with applicable Canadian Securities Laws if the Expiry Date would otherwise occur prior to 10 days from the date of the notice of variation.

The Original Offer and Circular is hereby amended, in Section 5 of the Original Offer and Circular, “Acceleration, Extension and Variation of the Offer” (found on pages 24 to 26 thereof), by deleting the second paragraph on page 25 and replacing it with the following:

“If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, the terms of the Offer are varied, including any reduction of the period during which securities may be deposited under the Offer, or any extension of the period during which securities may be deposited under the Offer, and whether or not such variation results from the exercise of any right contained in the Offer, the Offeror will, to the extent required by applicable Canadian Securities Laws, promptly (a) issue and file a news release in the manner required by applicable Canadian Securities Laws, and (b) send a notice of variation, in the manner set out in Section 9 of the Offer, “Notice and Delivery”, to every Person to whom the Offer is required to be sent under applicable Canadian Securities Laws and whose Savanna Common Shares were not taken up before the date of the variation. If there is a variation, the period during which Savanna Common Shares may be deposited under the Offer will not expire before ten (10) days after the date of the notice of variation. If the Offeror is required to send a notice of variation before the expiry of the initial deposit period for the Offer, such initial deposit period will not expire before ten (10) days after the date of the notice of variation, and the Offeror must not take up Savanna Common Shares deposited under the Offer before ten (10) days after the date of the notice of variation. In addition, the Offeror will file a copy of such notice with applicable Canadian Securities Regulatory Authorities and will, as soon as practicable thereafter, provide a copy of such notice (in the manner required by applicable Canadian Securities Laws) to the Persons entitled to receive it under applicable Canadian Securities Laws. Any notice of variation of the Offer will be deemed to be dated as of the date it was sent to all or substantially all of the persons entitled to receive it under applicable Canadian Securities Laws.”

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The Original Offer and Circular is hereby further amended, in Section 8 of the Original Offer and Circular, “Right to Withdraw Deposited Savanna Common Shares” (found on pages 28 to 29 thereof), by deleting paragraph (b)(ii) on page 28 and replacing it with the following:

“(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation in the terms of the Offer consisting solely of an increase in the consideration offered for the Savanna Common Shares under the Offer where the Expiry Time is not extended for a period greater than ten (10) calendar days);”.

•	Savanna’s Assertion: The Total Offer incorrectly provides that, upon the terms and subject to the satisfaction or waiver by Total of the conditions of the Total Offer, Total will take up Common Shares not later than 10 calendar days after the Expiry Time. Under applicable securities laws, Total must, in such case, immediately take up Common Shares deposited under the Total Offer.

Total Energy’s Response: Total Energy intends to conduct the Offer in accordance with applicable laws. Total Energy confirms that upon the terms and subject to the satisfaction or waiver by Total Energy of the conditions of the Offer, Total Energy will immediately take up Savanna Common Shares deposited under the Offer.

See Section 1 above for the particulars of amendments to Section 6 of the Original Offer and Circular, entitled “Take-Up and Payment for Deposited Savanna Common Shares”. The Original Offer and Circular is hereby amended, in the section entitled “Frequently Asked Questions”, in response to the question “If I accept the Offer, when will I receive the consideration for my Savanna Common Shares?”, and under the heading “Take-Up and Payment for Deposited Savanna Common Shares” in the Summary Section of the Original Offer and Circular, (found on page 11 thereof), by deleting the phrase “not later than 10 calendar days after the Expiry Time” and replacing it with “immediately”.

The Original Offer and Circular is also hereby amended, in Section 5 of the Original Offer and Circular, entitled “Acceleration, Extension and Variation of the Offer” (found on pages 24 to 26 thereof) in the first paragraph under the heading “Mandatory Extension Period” (on page 26), by deleting the phrase “ten (10) Business Days after the date of such announcement” and replacing it with “ten (10) calendar days after the date of such announcement”.

(b)	ADDITIONAL AMENDMENTS TO THE ORIGINAL OFFER AND CIRCULAR

•	Savanna’s Assertion: The cover page of the Total Circular contains two different names for the Offeror: Total Energy Services Ltd. and Total Energy Services Inc.

Total Energy’s Response: As noted throughout the Original Offer and Circular, the Offeror is Total Energy Services Inc., which is a corporate successor to Total Energy Services Ltd. During the commercial printing process, the printing company inadvertently used the incorrect logo on the cover page of the Original Offer and Circular.

The logo on the cover page of the Original Offer and Circular is hereby deleted and replaced with the following:

•	Savanna’s Assertion: Total indicates the market capitalization of the combined entity is expected to be in excess of $550 million on page 9 of the Total Circular and $600 million on page 39 of the Total Circular.

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Total Energy’s Response: The market capitalization of the combined entity is expected to be in excess of $600 million. The statement in the Summary Section under the heading “Reasons to Accept the Offer” on page 9 of the Original Offer and Circular with respect to the anticipated market capitalization of the combined entity is hereby deleted and replaced with the following: “Liquidity of Consideration. The market capitalization of the combined entity is expected to be in excess of $600 million, which should provide greater capital markets relevance and public liquidity.”

•	Savanna’s Assertion: In Section 23 of the Total Circular, Total estimates the aggregate amount of expenses to be incurred by it in connection with the Total Offer, including legal, financial advising, accounting, filing and printing costs, the depositary fees, the information agent fees, the cost of preparation and mailing of the offer and fees or expenses in connection with any compulsory acquisition or subsequent acquisition transaction with respect to the Common Shares, is approximately $1.3 million. However, for purposes of the Pro Forma Financial Statements, Total uses the amount of $6.4 million as its expenses and specifically states this amount excludes Savanna’s expenses in connection with the Total Offer. The listing of expenses in Section 23 of the Total Circular appears to be exhaustive and the difference in reported expenses between the two is material. It is unclear what Total’s actual estimated expenses in connection with the Total Offer are, which estimate is required by applicable securities law to be disclosed in the Total Circular.

Total Energy’s Response: Expenses of the Offer of $1.3 million, as disclosed on page 65 of the Original Offer and Circular, included legal, financial advisory, accounting, filing and printing costs, depositary fees, information agent fees, the cost of preparation and mailing of the Offer and Circular and similar expenses that Total Energy expected to incur in connection with the Offer, regardless of whether the Offer is successful. The $6.4 million figure set out in Note 2(b) to the pro-forma unaudited consolidated financial statements in Annex A to the Original Offer and Circular (the “Bid Circular Pro-Formas”), included the $1.3 million of estimated Total Energy costs noted above in this paragraph and an additional $5.1 million in estimated change of control payments to the named officers of Savanna and other change of control costs that, Total Energy understands, will become payable under certain of Savanna’s equity based compensation arrangements in the event the Offer is successful. The Savanna change of control obligations were not included in Total Energy’s estimates of the expenses (namely, $1.3 million) it expected to incur in relation to the Offer.

Annex A to this Notice of Change and Variation contains revised unaudited pro-forma consolidated financial statements (the “Updated Pro-Formas”) that give effect to the Highly Dilutive Refinancing and which have been updated to reflect the increased consideration offered by Total Energy for Savanna Common Shares and to provide additional detail relating to certain expenses, including updated change of control payments that may become owing to Savanna personnel in the event the Offer is successful. The estimated costs set out in the Updated Pro-Formas have increased to $9 million from the prior estimate of $6.4 million; the majority of the increase of approximately $2.6 million is attributable to increased severance payments to named executive officers of Savanna that were disclosed by Savanna (in the Directors’ Circular), subsequent to the Offer being made. All estimates have been made based on publicly available information (as of the date of the Original Offer in the case of the Bid Circular Pro-Formas and as of January 11, 2017 in respect of the Updated Pro-Formas) and are subject to change if, and when, additional relevant information becomes available to Total Energy. The increase also takes into account Total Energy’s revised estimate of its transaction costs of $2.4 million. Total Energy’s estimate of such expenses has increased as a result of amending the Offer to increase the consideration to be paid for Savanna Common Shares taken-up under the Offer and the various legal, accounting, printing and mailing costs arising therefrom, as well as having to respond to and deal with unanticipated complaints to securities regulatory authorities and to obstructionist behavior by Savanna in respect of the Offer.

The estimated costs do not include legal, financial advisory, accounting, filing and printing costs, information agent fees, the cost of preparation and mailing of Savanna’s filings and similar expenses that Savanna might incur in connection with the Offer.

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•	Savanna’s Assertion: Total filed a document entitled “Notice to Readers” on SEDAR under Savanna’s profile on December 15, 2016 advising of an error in the Total Circular in that Total erroneously referred to the increase in Total net debt at 27% instead of 86%. This information was not press released by Total nor, to Savanna’s knowledge, was this information sent to Shareholders. The comparison of the increase in net debt by each of Total and Savanna is included as one of the comparative metrics that Total provides in the Total Circular as a reason that Shareholders should accept the Total Offer. Pursuant to applicable securities laws, if there is a change in information in the Total Circular that would reasonably be expected to affect the decision of Shareholders to accept or reject the Total Offer, Total must promptly issue and file a news release and send a notice of change to every person to whom the Total Offer was required to be sent and whose securities were not taken up before the date of the change. The failure to do so when required is a breach of applicable securities laws.

Total Energy’s Response: The information contained in the “Notice to Readers” document is not considered material by Total Energy nor is the typographical error in the Original Offer and Circular of a nature that would reasonably be expected to affect the decision of Savanna Shareholders to accept or reject the Offer. Having regard to the immaterial nature of this correction, Total Energy was not required under applicable Canadian Securities Laws to file a notice of change or news release in respect of the correction and Total Energy did not consider it necessary to take additional steps, at the time the “Notice to Readers” was filed, to highlight the correction (beyond the filing of the “Notice to Readers” document on SEDAR).

As noted in the “Notice to Readers”, the table describing the comparative capital stewardship record of Total Energy (and its predecessors) and Savanna from October 1, 2005 through September 30, 2016 (on Pages 8 and 37 of the Original Offer and Circular), contains a typographical error. The “Increase in net debt, %” of Total Energy in each such table erroneously refers to “27%” and should instead be read to refer to “86%”.

All references to Total Energy’s increase in net debt of “27%” in the Original Offer and Circular, as set out in the Comparative Capital Stewardship Record – Snapshot table (found on pages 8 and 37 in the Original Offer and Circular) are hereby deleted and replaced with “86%”. A reproduction of this table, updated to correct the typographical error, is set out on page 26 of this document.

The back page of the Original Offer and Circular incorrectly includes a reference to the Letter of Transmittal. The Original Offer and Circular is hereby amended by deleting the phrase “Letter of Transmittal and the Offer and Circular” on the back page of the Original Offer and Circular and by substituting the words “Offer and Circular and the Letter of Transmittal”.

Annex B of the Original Offer and Circular incorrectly refers to the “Notes to Comparative Capital Stewardship Record Tables Appearing on Pages 8 and 36” of the Original Offer and Circular and is hereby amended to delete the reference to “Pages 8 and 36” and replace it with “Pages 8 and 37”.

(c)	SUPPLEMENTAL INFORMATION TO THE ORIGINAL OFFER AND CIRCULAR AND RELATED AMENDMENTS

•	Savanna’s Assertion: The percentage of Total Shares held by the holders who have entered into the Soft Support Agreements is materially overstated as they do not take into account the effect of the completion of the Financings, the details of which were publicly known prior to the date of the Total Circular. See “Principal Holders of Common Shares of Savanna”.

Total Energy’s Response: Total Energy categorically disagrees with the assertion in the Directors’ Circular that the percentage of Savanna Common Shares held by holders who have entered into a lock-up agreement with Total Energy was “materially overstated” (Total Energy assumes the reference to

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“Total Shares” on page 37 of the Directors’ Circular is a typographical error and Savanna intended to reference “Savanna Shares”). The 43% and 44% figures noted in the Original Offer and Circular were accurate as at the date of that document and Total Energy made it very clear that the 43% and 44% figures were stated before giving effect to the Highly Dilutive Refinancing. As at the time of approval of the Original Offer and Circular by the Total Board, the Highly Dilutive Refinancing announced by Savanna on November 22, 2016 had not closed and it was unclear whether the overallotment option associated with the Savanna prospectus offering would be exercised and, if exercised, whether it would be exercised in whole or in part. It was also unclear to Total Energy, at the time, whether any of the Locked-Up Shareholders would participate in the Highly Dilutive Refinancing. Total Energy is of the view that no one who reads the Original Offer and Circular could possibly be misled with respect to the 43% and 44% figures and readers who wish to determine the effect of any treasury issuance of Savanna securities (subsequent to December 9, 2016) on those 43% and 44% figures can readily do so.

After giving effect to the Highly Dilutive Refinancing completed by Savanna on December 13, 2016, the Locked-Up Shareholders held or exercised control or direction over approximately 34% of the issued and outstanding Savanna Common Shares (calculated on an undiluted basis) at that time. On February 9, 2017, Franklin Resources, Inc. filed an alternative monthly report, which set out information concerning the acquisition of Savanna Common Shares by one or more affiliated investment managers. Based on that report, Total Energy believes that one or more affiliated investment managers of Franklin Templeton hold 22,745,377 Savanna Common Shares, representing approximately 19.24% of the total number of issued and outstanding Savanna Common Shares. Total Energy estimates that the number of Savanna Common Shares held, in aggregate, by all Locked-Up Shareholders (or over which Locked-Up Shareholders exercise control or direction) represents approximately 40% of the total number of issued and outstanding Savanna Common Shares as at February 10, 2017.

•	Savanna’s Assertion: The Total Circular states that Total believes that meaningful synergies and cost efficiencies can be achieved through a combination with Savanna and estimates that at least $10 million of annual cost savings can be realized over time.

•	No disclosure is provided as to how long Total expects it will take in order to realize such cost savings nor is a viable justification for such cost savings provided.

•	There is minimal overlap in operations between Savanna and Total. Savanna’s drilling and well servicing operations accounted for 94% of total revenue for the nine months ended September 30, 2016 while Total’s drilling segment accounted for only 5% of total revenue over the same period. The minimal overlap is in the rentals business (Savanna has only 23 employees in this division) and the drilling business (Savanna believes Total has less than 10 non-field employees in this division).

•	Little cost savings will be expected with real estate in the combined entity as Savanna sold its redundant real estate in 2015 and, given the operational differences, management of Savanna believes there is very little overlap in real estate between the two companies.

•	For the nine months ended September 30, 2016, Savanna’s general and administrative expense (see “Non-IFRS Measures”) was 8.5% of its revenue while Total’s was 11.7%. Given the significant reduction in Savanna’s general and administrative expense over the past 24 months (estimated annualized field office and general and administrative cost savings of over $70 million relative to Savanna’s 2014 exit run-rate, and annualized cost savings of nearly $17 million relative to Savanna’s significantly reduced 2015 exit run-rate), management of Savanna believes it would be difficult to reduce these expenses in any material amount.

Total Energy’s Response: The Total Board believes that consolidation within the North American energy services industry is required in order to better compete in an increasingly global, diversified and competitive energy market. The difficult industry conditions experienced over the past two years has

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exposed overcapacity, inefficiency and excess indebtedness within the North American energy services industry and has served to reinforce the need for consolidation under experienced and disciplined management that is aligned with shareholders through meaningful equity ownership. The Total Board believes that the acquisition of Savanna on the terms offered by Total Energy represents a unique opportunity to achieve industry consolidation and various economies and efficiencies of scale in a transaction that benefits the shareholders of both Total Energy and Savanna. The Total Board and management of Total Energy believe that the transaction will (i) reduce corporate overhead costs; (ii) result in operating cost savings through economies of scale and operating synergies and efficiencies (including operational efficiencies that will be derived by Savanna having access to Total Energy’s significant real estate infrastructure); (iii) result in sales and marketing synergies and efficiencies; and (iv) allow the combined entity to refinance debt at a lower cost, including the $107 million of outstanding Savanna Senior Notes. Total Energy has not had access to non-public information of Savanna and without access to such information is not in a position to provide a reasonable timetable as to the realization of such expected transaction benefits. The foregoing statements are based on publicly available information as at the date of this Notice of Change and Variation and Total Energy’s management’s experience and judgment. Upon completion of the acquisition of Savanna, the Total Board and management of Total Energy are committed to continuing to exercise the focus and discipline that are required to ensure shareholders of Total Energy, both existing and new, will benefit from this transaction going forward. See “Section 4 of the Original Circular, “Reasons to Accept the Offer”.

•	Savanna’s Assertion: Total fails to disclose its plans for repayment of the Second Lien Facility or to even provide a risk factor relating to the requirement to immediately repay approximately $111 million which will become due and payable pursuant to the Second Lien Facility upon the take up under the Total Offer in the event that AIMCo does not consent to the resulting change of control. Total also fails to disclose the requirement to make an offer to holders of $107.1 million of outstanding Senior Notes upon the change of control at 101% of the aggregate principal amount of Senior Notes repurchased plus accrued and unpaid interest thereon as well as its plans for payment for the Senior Notes. Such change of control offer would cost approximately $1.07 million more than Savanna’s current plan to repurchase the Senior Notes for par after May 25, 2017.

Total Energy’s Response: On December 13, 2016, Savanna closed the Highly Dilutive Refinancing, including a $200 million second lien senior secured credit facility with AIMCo (the “AIMCo Debt Facility”), which also involved the distribution of an aggregate of 7 million Savanna common share purchase warrants to AIMCo (having an exercise price of $2.50 per Savanna Common Share and an expiry date of December 13, 2018) and the private placement of 13 million Savanna Common Shares to AIMCo at a price of $1.45 per Savanna Common Share for gross proceeds of $18.85 million. The credit agreement entered into between Savanna and AIMCo in relation to the AIMCo Debt Facility (the “Savanna Credit Agreement”) provides, among other things, that, in the event of a change of control of Savanna that occurs within 6 months of the date of closing of the AIMCo Debt Facility, AIMCo may, if it has not consented to the change of control: (i) terminate its obligation to loan further funds to Savanna; and (ii) declare all amounts loaned to Savanna under the AIMCo Debt Facility (which, based on Savanna’s publicly filed documents, currently amount to $105 million) to be due and payable. If AIMCo exercises those rights following a change of control of Savanna that AIMCo has not consented to (and which occurs within 6 months of the date of closing of the AIMCo Debt Facility), Savanna will also be required, under the Savanna Credit Agreement, to pay to AIMCo an amount equal to $6 million, representing 3% of the amount committed under the AIMCo Debt Facility.

In its November 28, 2016 news release and in the Directors’ Circular, Savanna indicated that AIMCo would not consent to the change of control of Savanna that will result from the successful completion of the Offer. To the knowledge of Total Energy, AIMCo itself has not made a public statement with respect to the exercise of change of control rights under the Savanna Credit Agreement specifically in respect of the Offer and Total Energy has not yet had an opportunity to confirm with AIMCo its intentions with respect to Savanna if the Offer is successfully completed. Total Energy hopes to meet with representatives of AIMCo to obtain clarification in that regard. Among other things, Total Energy wishes to determine whether the position attributed to AIMCo by Savanna, in the November 28, 2016

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news release disseminated by Savanna and in the Directors’ Circular, represents a considered, final position of AIMCo or an effort on the part of AIMCo to preserve all rights under the Savanna Credit Agreement and not be seen to have implicitly waived the application of the change of control provisions included in the Savanna Credit Agreement by closing the AIMCo Debt Facility in the face of a known change of control possibility.

Total Energy understands that the agreements governing approximately $107.1 million of senior unsecured notes of Savanna (the “Savanna Senior Notes”) also contain change of control provisions, which will require Savanna to offer to purchase the outstanding Savanna Senior Notes following a change of control of Savanna, at a price equal to 101% of the aggregate principal amount of the outstanding Savanna Senior Notes, plus accrued and unpaid interest. Total Energy will also look to meet with representatives of the holders of the Savanna Senior Notes to determine whether those noteholders will exercise change of control rights if the Offer is successfully completed.

If the Offer is successfully completed and AIMCo determines to exercise rights available to it under the Savanna Credit Agreement to require repayment of amounts outstanding under the AIMCo Debt Facility, Total Energy expects that it will need to arrange financing to fund the repayment by Savanna of those amounts. As well, if the Offer is successfully completed and the holders of Savanna Senior Notes determine to exercise rights available to them to require Savanna to repurchase the outstanding Savanna Senior Notes, Total Energy expects that it will need to arrange financing to fund the purchase of the Savanna Senior Notes by Savanna. Total Energy has had preliminary discussions with and has received indicative term sheets from various sources of financing and believes that funding (“Replacement Financing”) sufficient to enable it to fund the repayment of amounts outstanding under the AIMCo Debt Facility and the repurchase of the Savanna Senior Notes, as noted above, is available on acceptable terms to Total Energy. Accordingly, the Offer is not subject to a financing condition, as noted in the Original Offer and Circular. To date, Total Energy has not entered into any definitive commitments with respect to the Replacement Financing and will not do so unless and until it is determined by Total Energy that Replacement Financing is necessary or desirable. However, there can be no assurance that the Replacement Financing will be available on terms acceptable to Total Energy.

The Original Offer and Circular is hereby amended by adding the following under the heading “Risk Factors” in Section 28 of the Original Circular:

“Access to Additional Financing

Total Energy may find it necessary or desirable in the future to obtain additional debt or equity to support ongoing operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. While Total Energy currently expects to have access to sufficient financing on acceptable terms, there can be no assurance that additional financing, including the Replacement Financing, will be available to Total Energy when needed or on terms acceptable to Total Energy. Total Energy’s inability to raise financing to support ongoing operations or to fund capital expenditures or acquisitions could limit Total Energy’s growth and may have a material adverse effect upon Total Energy and its subsidiaries.”

The Original Offer and Circular is hereby amended by adding (in alphabetical order) the following definition in the “Glossary” Section of the Original Circular:

““Replacement Financing” means the financing that may be required by Total Energy to enable it to fund the repayment of amounts outstanding under the AIMCo Debt Facility and the repurchase of the Savanna Senior Notes if the Offer is successful;”.

•	Savanna’s Assertion: The Pro Forma Financial Statements contain misleading information.

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•	The Pro Forma Financial Statements have not adjusted for, and do not take into account, the impact of the Financings, including the Common Shares issued pursuant to the Financings which would be exchanged pursuant to the Total Offer if successful. The Pro Forma Financial Statements are inconsistent with the disclosure elsewhere in the Total Circular where Total states that it expects to issue approximately 15,607,637 Total Shares pursuant to the Total Offer. This number includes the Total Shares that will be issued for Common Shares issued pursuant to the Financings.

•	A write-down of assets of approximately $314 million is provided for without providing any basis for the write-down. The assets acquired in a business combination are to be valued at their fair value with any residual recorded as goodwill or a bargain purchase option (i.e. negative goodwill). Management of Savanna believes the net book value of its property and equipment at September 30, 2016 approximates its fair value after rigorous impairment tests were completed as part of the preparation of its December 31, 2015 and 2014 audited financial statements. The write-down of $314 million of Savanna’s property and equipment, as indicated in the Pro Forma Financial Statements, would unlikely be attributable to Savanna’s assets and does not represent the fair value of Savanna’s property and equipment at September 30, 2016. Management of Savanna believes the inclusion of this asset write-down in the Pro Forma Financial Statements further indicates that the Total Offer substantially undervalues Savanna’s assets.

Total Energy’s Response: See Annex A to this Notice of Change and Variation for the Updated Pro-Formas. The Updated Pro-Formas also provide additional detail relating to the various expenses associated with the Offer and, among other things, indicate that the pro-forma expenses include change of control payments that may become owing to Savanna personnel in the event the Offer is successful. As stated on page A-6 (paragraph 2(a)) of the Original Offer and Circular, as of December 9, 2016, the estimated aggregate number of Total Common Shares to be issued under the Offer was 11,974,137. This number was based on assumptions that there were (i) 90,251,243 Savanna Common Shares issued and outstanding (based on the representation of Savanna contained in its underwriting agreement dated November 28, 2016 (available on SEDAR)) and (ii) an estimated 1,857,504 in-the-money Savanna stock options outstanding (based upon Savanna public disclosure materials), each at the time of the Offer. In light of the foregoing, upon successful completion of the Offer, the maximum aggregate number of Total Common Shares to be issuable under the Offer was estimated, as of the date of the Original Offer and Circular, to be 11,974,137 ((1,857,504 +90,251,243) x 0.13).

For purposes of the Offer, Total Energy used an ascribed price of $13.40 for each Total Common Share, which was based on the volume weighted average price of the Total Common Shares on the TSX for the five trading days following November 23, 2016, the date Total Energy announced its intention to make the Offer. The total estimated dollar value of the consideration payable by Total Energy under the Offer was determined by multiplying the maximum aggregate number of Total Common Shares estimated to be issued by Total Energy under the Offer (11,974,137) by the ascribed Total Common Share price of $13.40 per share, which yields an estimated dollar value of $160.5 million.

Readers should note that the actual consideration may differ materially from this estimate, including as a result of changes in the market price of the Total Common Shares.

As stated on page A-6 of the Original Offer and Circular, Total Energy intends to account for the transaction contemplated by the Offer using the purchase method, whereby the assets (including PP&E) and liabilities assumed will be recorded at their fair values as determined by the market. As of the date the Offer was made by Total Energy and since that time, management of Total Energy has not been in a position to undertake a comprehensive analysis of the fair value of Savanna’s assets and liabilities since Total Energy has not had access to the non-public books and records of Savanna (including listing or maintenance records for equipment owned by Savanna) or physical access to Savanna equipment, and Total Energy is not in a position to independently assess or verify certain of the information in Savanna’s publicly filed documents, including its financial statements.

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For the purposes of the Bid Circular Pro-Formas and the Updated Pro-Formas, the fair value of individual Savanna balance sheet items was estimated by Total Energy as noted below. It is important to note that in determining the fair values of Savanna’s assets and liabilities, significant estimates and judgments have been applied. Total Energy expects that it will update its estimates of fair value for Savanna’s assets and liabilities if and when it obtains access to the detailed non-public information of Savanna (if and when the Offer is successfully completed). Any such updated estimates may be materially different from the estimates used in the Bid Circular Pro-Formas and Updated Pro-Formas.

Savanna’s September 30, 2016 book value was estimated to be fair value, for the following accounts: cash and cash equivalents, accounts receivable, inventory, income taxes receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, income taxes payable, current portion of long-term debt, deferred revenue – long-term, long-term debt, and obligations under finance leases.

To estimate the fair value of property, plant and equipment (PP&E), in the absence of detailed information (lists, physical assets, maintenance records etc.) necessary to perform a precise determination of the fair values and in the context of the unsolicited take-over bid, a market approach was utilized, whereby reference was given to how the open efficient market values Savanna as an enterprise.

Total Energy’s estimate of the fair value of Savanna’s PP&E and, consequently, the amount of the write-down to Savanna’s PP&E as indicated in the Bid Circular Pro-Formas and the Updated Pro-Formas, was made with reference to the market value of Savanna’s equity (as determined based on the market price of the Savanna Common Shares at the relevant time) and the book value of the Savanna’s shareholders’ equity (as determined based on Savanna’s financial statements as at and for the period ended September 30, 2016 and, for purposes of the Updated Pro-Formas, adjusted to give effect to the Highly Dilutive Refinancing).

Based on the volume weighted closing price of $1.59 per Savanna Common Share on November 24, 2016, the trading day after Total Energy announced its intention to make the Offer, the fair value of the Savanna Common Shares was approximately $143 million, as compared to the book value of Savanna’s shareholders’ equity, as presented in Savanna’s financial statements as at and for the period ended September 30, 2016, of approximately $460 million. The net difference is a discount of approximately $317 million. This amount is in line with the adjustment required to arrive at estimated fair values of Savanna’s PP&E, as indicated in the Bid Circular Pro-Formas.

Based on the volume weighted average trading price of $2.10 per Savanna Common Share for the period from January 1 to February 23, 2017, the fair value of the Savanna Common Shares was approximately $248 million, as compared to the book value of Savanna’s shareholders’ equity, as presented in Savanna’s financial statements as at and for the period ended September 30, 2016 (as adjusted to give effect to the Highly Dilutive Refinancing), of approximately $499 million. The net difference is a discount of approximately $250 million. This amount is in line with the adjustment required to arrive at estimated fair values of Savanna PP&E, as indicated in the Updated Pro-Formas.

Total Energy expects to update its estimates if and when Total Energy obtains access to the detailed non-public information, and physical access to Savanna’s property, plant and equipment, necessary to undertake a detailed and conclusive determination of the fair values; the results of such determination might yield materially different values than those disclosed in the Bid Circular Pro-Formas and the Updated Pro-Formas.

The assessment of fair value of the non-controlling interest has not been completed at this time.

The purchase price allocation has been determined from limited information that was available to the management of Total Energy as at February 23, 2017 and, in the context of an unsolicited take-over bid, is subject to change; the purchase price allocation that will be calculated following successful completion of the Offer might be materially different from the values set out in the Updated Pro-Formas. Although Total Energy does not have a reason to believe so, there may be undisclosed assets

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and liabilities of Savanna that could have a material impact on the determination of fair values of Savanna’s assets and liabilities and the resulting purchase price allocation. As stated on page A-7 of the Original Offer and Circular, the allocation of the purchase price to the assets and liabilities of Savanna will be finalized after the Offer is successfully completed and the fair values of the assets (including PP&E) and liabilities have been determined.

Note 2(c) of the Updated Pro-Formas states that “a deferred tax asset is not recognized in these unaudited pro forma consolidated financial statements due to uncertainty as to the probability of such asset utilization”. It is expected that the acquisition of Savanna Common Shares as proposed in the Offer will give rise to an additional deferred tax asset. Such additional deferred tax asset, beyond the carrying amount previously recognized by Savanna and shown in the Bid Circular Pro-Formas, is not recognized in the Bid Circular Pro-Formas or Updated Pro-Formas due to uncertainty as to the probability of such asset utilization.

Savanna’s Assertion: It is a significant condition to the Total Offer that Total shall have obtained the approval of its shareholders to issue the Total Shares to be distributed in connection with the Total Offer. The Total Circular does not disclose the approval threshold required or whether or not any Total Shares are required to be excluded in such vote. The results of the vote will determine whether Total is actually able to acquire any Common Shares pursuant to the Total Offer.

Total Energy’s Response: On January 4, 2017, Total Energy received correspondence from the TSX confirming the TSX’s conditional approval of the issuance of Total Common Shares under the Offer. One of the conditions of the TSX was approval of the issuance of Total Common Shares under the Offer by the shareholders of Total Energy. A special meeting of Total Energy’s shareholders was held on February 15, 2017 (the “Meeting”) to permit the shareholders to consider and approve the issuance of the Total Common Shares to Savanna Shareholders in connection with the Offer. The management information circular for the Meeting was mailed to the Total Energy shareholders on January 19, 2017 and a copy of the document is available on SEDAR at www.sedar.com and on Total Energy’s website at www.totalenergy.ca. The issuance of Total Common Shares under the Offer was required (by the TSX) to be approved by greater than 50% of the Total Common Shares voted at the Meeting in person or by proxy. No votes were required to be excluded at the Meeting in relation to the resolution to approve the issuance of Total Common Shares under the Offer (the “Issuance Resolution”).

At the Meeting, the Issuance Resolution was approved by 98.07% of votes cast by Total Energy’s shareholders (in person and by proxy). 27,442,575 Total Shares, representing approximately 88.75% of the issued and outstanding Total Common Shares, were represented at the Meeting. Accordingly, the condition to the Offer requiring Total Energy shareholder approval has been satisfied.

Savanna’s Assertion: On page 27 of the Total Circular, the Offeror states “If the Offeror Common Shares cannot be lawfully delivered to a Person resident in a foreign country without further action, such Offeror Common Shares will be delivered by the Depositary to a broker retained for the purpose of effecting a sale on behalf of such person”. This is inconsistent with the disclosure on page 32 of the Total Circular which states the Offeror won’t accept deposits from such holders. It is unclear from the Total Circular whether persons resident in foreign jurisdictions will be permitted to tender their Common Shares to the Total Offer, and if they are permitted, what consideration they will receive.

Total Energy’s Response: Total Energy is of the view that there is no inconsistency between the statements set out on page 27 of the Original Circular and page 32 of the Original Circular. The statement on page 32 of the Original Circular confirms that the Offer is not extended to any Person resident in a jurisdiction in which the making of the Offer, itself, would be illegal (although Total Energy may take additional steps, in its discretion, to extend the offer to any such Person in a manner that is legal in that Person’s jurisdiction of residence). The statement on page 27 of the Original Circular confirms that if the making of the Offer, itself, is not illegal in a jurisdiction, but the delivery of Total Common Shares is not permitted by the laws of such jurisdiction, Total Energy’s obligations under the Offer may be satisfied by arranging for the sale of the applicable Total Common Shares in the market on behalf of the affected Person – in essence, that Person will receive cash rather than the Total Common Shares he/she/it would otherwise have received as a result of his/her/its acceptance of the Offer. See “Notice to Savanna Shareholders in the United States” on pages (vi) to (xiv) of this document.

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•	Savanna’s Assertion: In the event a Shareholder receives cash in lieu of Total Shares as described above, the Offeror will not have provided the same consideration to all Shareholders which may be contrary to applicable securities laws.

Total Energy’s Response: Total Energy intends to comply with all applicable securities laws in connection with the Offer and, has made a customary application for relief from the identical consideration requirement of applicable Canadian Securities Laws to various securities commissions in Canada. To date, Savanna has been uncooperative in connection with Total Energy’s efforts to obtain certain additional shareholder information for purposes of that application and to identify the holders of Savanna Common Shares resident in the U.S. and the number of Savanna Common Shares held by such persons.

•	Savanna’s Assertion: The Total Circular states the Offeror is relying on an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, as set out in Rule 802 thereunder. A failure by Total to have complied with certain requirements to avail itself of the exemption may disentitle Total from relying on the Rule 802 exemption. As a result, the Total Offer to Shareholders resident in the United States may be in violation of United States securities laws.

•	Savanna’s Assertion: In addition, the Rule 802 exemption is available only if fewer than 10% of the Common Shares are held by residents of the United States. As the report which shows the breakdown by geographic region of the outstanding Common Shares (which report was provided to or was readily available from a reliable source to Total prior to the public announcement of the Offer) indicates over 30% of the Common Shares are held by persons resident in the U.S., the Rule 802 exemption may not be available to Total. If such exemption is not available, the Total Offer to Shareholders resident in the United States is in violation of United States securities laws.

•	Savanna’s Assertion: Total has not made the Total Offer available to all Shareholders. Pursuant to the geographical analysis referred to above, over 30% of the Common Shares are held by persons resident in the United States. According to the Total Circular, the Total Offer is not being made in 30 U.S. states, except to persons who are exempt institutional investors in such U.S. states. Total is not treating all Shareholders equally and certain Shareholders are not being given an opportunity to participate in the Total Offer should they choose to.

Total Energy’s Response: At the time it announced its intention to make the Offer on November 23, 2016 and at the time it formally commenced the Offer on December 9, 2016, Total Energy determined it was entitled to rely on Rule 802 and was in compliance with applicable United States Securities Laws and, on such basis, the Offer had been made available to all Savanna Shareholders in the United States. While Total Energy continues to believe it is entitled to rely on Rule 802, it has made the necessary filings in the United States to register the Total Common Shares that may be distributed under the Offer to Savanna Shareholders in the United States under the U.S. Securities Act.

See “Notice to Savanna Shareholders in the United States” on pages (vi) to (xiv) of this document.

•	Savanna’s Assertion: In order for Total to obtain shareholder lists of Savanna, pursuant to National Instrument 54-101 – Communications with Beneficial Owners of Securities, the Offeror is required to identify the purpose for its request and to provide certain undertakings in respect of its use of such shareholder lists. The Offeror has provided several requests for shareholder lists. In the forms delivered to Savanna, Total indicated the purpose for its request was not for a meeting and not for sending materials. To Savanna’s knowledge, to date Total has failed to request a shareholder’s list for the purpose of conducting a mailing to Shareholders. To Savanna’s knowledge, the mailing of the Total Circular to Shareholders, other than registered shareholders of Savanna, utilizing the lists provided based upon the requests provided to Savanna, would be a breach of applicable securities laws.

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Total Energy’s Response: Total Energy believes that all requests made by it for Savanna Shareholder lists and the stated purposes of such requests were in accordance with applicable corporate and securities laws. Total Energy believes that it has complied with all applicable requirements in respect of the use of the Savanna Shareholder lists.

•	Savanna’s Assertion: The Offeror states if the Total Offer is accepted by Shareholders who hold not less than 90% of the Common Shares (calculated on a diluted-basis), it intends to acquire the remainder of the Common Shares by way of a compulsory acquisition. As the Total Offer was not made to all Shareholders, Total may not be permitted to use the compulsory acquisition procedures under the ABCA.

Total Energy’s Response: Total Energy disagrees with any assertion that the Offer was not made to all Savanna Shareholders. However, as noted on page 51 of the Original Circular, if the Offer is accepted by holders of in excess of 90% of the Savanna Common Shares (calculated on a diluted basis including exercisable or exchangeable Convertible Securities), but the right of Compulsory Acquisition is not available for another reason, Total Energy currently intends to pursue a Subsequent Acquisition Transaction to enable it to acquire all Savanna Common Shares not purchased by Total Energy under the Offer.

Update on Required Regulatory Approvals

Total Energy has obtained two of the Required Regulatory Approvals for the Offer, being the Competition Act Clearance and the conditional approval of the TSX to list the Total Common Shares to be distributed under the Offer.

Update on Expenses of the Offer

Total Energy estimates that expenses in the aggregate amount of approximately $2.4 million will be incurred by Total Energy in connection with the Offer, including legal, financial advisory, accounting, filing and printing costs, Depositary fees, Information Agent fees, TSX listing fees for the Total Common Shares issuable under the Offer, registration fees payable to the SEC, mailing costs and fees and expenses associated with any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Savanna Common Shares. Total Energy’s estimate of such expenses has increased as a result of amending the Offer to increase the consideration to be paid for Savanna Common Shares taken-up under the Offer and the various legal, accounting, translation, printing, mailing and other costs arising therefrom, as well as having to respond to and deal with unanticipated complaints to securities regulatory authorities and to obstructionist behavior by Savanna in respect of the Offer.

4.	TIME FOR DEPOSIT

The Offer is open for acceptance until 11:59 p.m. (Pacific Time) on March 24, 2017 (the “Expiry Time”) unless the Offer is accelerated or extended by Total Energy or withdrawn by Total Energy. The Expiry Time may be extended by Total Energy in certain circumstances. The deposit period under the Offer may be shortened in certain circumstances, in accordance with applicable Canadian Securities Laws, as a result of actions of Savanna. See Section 5 of the Offer, “Acceleration, Extension and Variation of the Offer”. If Total Energy elects or is required to extend the Expiry Time for the Offer, it will publicly announce the new Expiry Time and, if required by applicable Canadian Securities Laws, Total Energy will mail you a copy of the notice of variation.

5.	MANNER OF ACCEPTANCE

Savanna Common Shares may be deposited under the Offer in accordance with the provisions set out in Section 3 of the Offer, “Manner of Acceptance”. All Savanna Shareholders who tender their Savanna Common Shares to the Offer will receive the increased consideration per Savanna Common Share, including those Savanna Shareholders

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who have already validly tendered (and not withdrawn) their Savanna Common Shares under the Offer. Savanna Shareholders who have already tendered his/her/its Savanna Common Shares to the Offer do not need to do anything further to receive the increased consideration offered by Total Energy for Savanna Common Shares.

Savanna Shareholders who have validly deposited under the Offer and not withdrawn their Savanna Common Shares need take no further action to accept the Offer, unless a Savanna Shareholder that is an Eligible Holder wishes to utilize the tax election procedure allowed for in the Amended Letter of Transmittal, in which case, an Amended Letter of Transmittal (duly completed to include the tax election) is required to be submitted by such Savanna Shareholder to the Depositary. Failure to provide the Depositary with an Amended Letter of Transmittal will prevent a Savanna Shareholder that is an Eligible Holder from making the tax election allowed for in the Amended Letter of Transmittal.

Savanna Shareholders who have already validly deposited (and not withdrawn) their Savanna Common Shares under the Offer and who do not submit an Amended Letter of Transmittal to the Depositary will be considered to have disposed of a portion of such Savanna Common Shares for Total Common Shares and to have disposed of the remaining portion of such Savanna Common Shares for cash in the proportions described under the heading “Offer Consideration” on page 4 of the Amended Letter of Transmittal. See Section 1 of this Notice of Change and Variation, entitled “Increase to the Offer Consideration” under the subheading “Tax Considerations – Canada – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer – Disposition of Savanna Common Shares Where No Indication to Make a Subsection 85(1) Tax Election”.

6.	TAKE-UP AND PAYMENT FOR DEPOSITED SAVANNA COMMON SHARES

Total Energy will take-up and pay for tendered Savanna Common Shares validly deposited under the Offer and not properly withdrawn in the manner set out in Section 6 of the Offer, “Take-up and Payment for Deposited Savanna Common Shares”, as amended by this Notice of Change and Variation.

7.	RIGHT TO WITHDRAW DEPOSITED SAVANNA COMMON SHARES

Savanna Shareholders have the right to withdraw Savanna Common Shares deposited under the Offer in the manner set out in Section 8 of the Offer, “Right to Withdraw Deposited Savanna Common Shares”, as amended by this Notice of Change and Variation.

8.	CONSEQUENTIAL AMENDMENTS TO THE ORIGINAL OFFER AND CIRCULAR AND OTHER DOCUMENTS

The Original Offer and Circular, the Amended Letter of Transmittal, the Letter of Transmittal that accompanied the Original Offer and Circular and the Notice of Guaranteed Delivery should be read together with this Notice of Change and Variation, and to the extent not otherwise set out in this document, the Original Offer and Circular, the Letter of Transmittal that accompanied the Original Offer and the Notice of Guaranteed Delivery are deemed to be amended, as of the date hereof, to give effect to the amendments set out in this Notice of Change and Variation. Except as otherwise set out in or amended by this document, the terms and conditions of the Original Offer and the information in the Original Offer and Circular, the Letter of Transmittal that accompanied the Original Offer (as read in conjunction with the Amended Letter of Transmittal) and the Notice of Guaranteed Delivery continue to be applicable in all respects.

9.	NOTICE AND DELIVERY

The Original Offer and Circular, the Letter of Transmittal that accompanied the Original Offer and Circular and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular were, and this Notice of Change and Variation and the accompanying Amended Letter of Transmittal are, being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and Total Energy or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding such securities on your behalf.

10.	STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides Savanna Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such Savanna Shareholders. However, such rights must be exercised within prescribed time limits. Savanna Shareholders should refer to the applicable provisions of the Securities Laws of their province or territory for particulars of those rights or consult with a lawyer.

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Such rights may in certain cases need to be exercised through CDS or Cede & Co. on behalf of a Savanna Shareholder. Savanna Shareholders should accordingly also contact their broker or other nominee for assistance as required.

11.	DIRECTORS’ APPROVAL

The contents of this Notice of Change and Variation have been approved and the sending thereof to the Savanna Shareholders and the holders of Convertible Securities has been authorized by the Total Board.

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GLOSSARY

In this Notice of Change and Variation, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings set out below:

“ABCA” means the Business Corporations Act (Alberta), and the regulations thereunder, as amended from time to time;

“Acquisition Proposal” means, in relation to Savanna, any written or oral offer, proposal, inquiry or request for discussions or negotiations received from any person or group of persons acting jointly or in concert (excluding Total Energy) relating to any:

(a)	merger, amalgamation, business combination, take-over bid, tender offer, arrangement, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up, distribution or share exchange involving Savanna or one or more of its affiliates (or any combination of them);

(b)	sale of assets of Savanna or one or more of its affiliates (or any combination of them) representing 20% or more of the consolidated assets of Savanna or that contribute 20% or more of the consolidated revenue of Savanna (or any lease, long-term supply agreement, joint venture agreement or other arrangement having a similar economic effect);

(c)	direct or indirect take-over bid, issuer bid, exchange offer, treasury issuance or similar transaction, that, if consummated, would result in a person, or persons acting jointly or in concert, beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of Savanna or one or more of its affiliates; or

(d)	other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the Offer; or

(e)	proposal or offer or public announcement or other public disclosure of an intention to do any of the foregoing, directly or indirectly, including, for greater certainty, any modification or proposed modification to any Acquisition Proposal;

“Affiliate” or “Affiliates” in the context of the statutory procedures under the ABCA described in the Original Offer and Circular, includes, in relation to a body corporate, any other corporation that is considered an affiliated corporation of that body corporate for purposes of the ABCA and otherwise includes, in relation to a Person, any other Person that constitutes an affiliate of the first Person for purposes of NI 62-104, and, unless the context requires otherwise, “Affiliate” or “Affiliates”, when used in relation to Savanna, includes all general and limited partnerships in which Savanna has a direct or indirect ownership interest, including a minority interest;

“AIF” means the Total Energy annual information form dated March 10, 2016 for the year ended December 31, 2015, and, upon a new annual information form being filed by Total Energy, such new annual information form;

“AIMCo” means Alberta Investment Management Corporation;

“AIMCo Debt Facility” means the $200 million second lien senior secured credit facility of Savanna established by Savanna on December 13, 2016;

“Amended Letter of Transmittal” means the letter of transmittal, as amended to reflect the amendment and increase of the consideration payable under the Offer set out in this document, in the applicable form accompanying this Notice of Change and Variation;

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“Annual MD&A” means Total Energy’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2015, and, upon a new management’s discussion and analysis relating to annual financial statements being filed by Total Energy, such new management’s discussion and analysis;

“ARC” means an Advance Ruling Certificate issued pursuant to subsection 102(1) of the Competition Act;

“Bid Circular Pro-Formas” means the pro-forma unaudited consolidated financial statements set out in Annex A to the Original Offer and Circular;

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Calgary, Alberta or Toronto, Ontario;

“CDS” means CDS Clearing and Depository Services Inc., or its nominee, which is, at the date hereof, CDS & Co.;

“Circular” means the take-over bid circular accompanying the Original Offer and forming a part thereof, including Annex A appended thereto;

“Competition Act” means the Competition Act (Canada);

“Competition Act Clearance” means, with respect to the transactions contemplated by the Offer, either: (a) the Commissioner of Competition shall have issued an ARC pursuant to Section 102 of the Competition Act, which ARC shall not have been rescinded or amended; or (b) (i) any applicable waiting period, including any extension of a waiting period, under Section 123 of the Competition Act shall have expired or been terminated, or the requirement to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and (ii) the Commissioner of Competition shall have issued a No-Action Letter without any condition or on conditions that are acceptable to Total Energy, in its judgment, which No-Action Letter shall not have been rescinded or amended;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 20 of the Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer”;

“Convertible Securities” means all securities convertible into, or exchangeable or exercisable for, Savanna Common Shares or otherwise evidencing a right to acquire any Savanna Common Shares or other securities of Savanna and including, without limitation, Options, DSUs, PSUs and RSUs;

“Depositary” means Computershare Investor Services Inc., or such other Person as Total Energy may appoint to act as a depositary in relation to the Offer;

“Director’s Circular” means the Directors’ Circular of Savanna dated December 23, 2016;

“DRS Statement” means a Direct Registration System statement;

“DSU” means a deferred common share unit award of Savanna granted under the DSU Plan;

“DSU Plan” means the deferred common share unit plan of Savanna;

“ERISA” means Employee Retirement Income Security Act of 1974, as amended;

“Exchange Act” has the meaning ascribed thereto on page (vi)(second paragraph) of this Notice of Change and Variation, “Notice to Savanna Shareholders in the United States”;

“Expiry Date” means the date on which the Expiry Time occurs;

“Expiry Time” has the meaning ascribed thereto in Section 4 of this Notice of Change and Variation, entitled “Time for Deposit”;

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“GMP FirstEnergy” means GMP Securities L.P.;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Highly Dilutive Refinancing” means the financing transactions completed by Savanna on December 13, 2016;

“IFRS” means International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto as in effect from time to time;

“Information Agent” means Laurel Hill Advisory Group, or such other Person as Total Energy may retain to act as an information agent in relation to the Offer;

“Interim MD&A” means management’s discussion and analysis of results of operations and financial condition for the three and nine month period ended September 30, 2016;

“Law(s)” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, guidelines, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to a Person, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or its business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal in the applicable form accompanying the Original Offer and Circular, as such letter of transmittal is deemed to be amended by this Notice of Change and Variation, or the Amended Letter of Transmittal, as applicable;

“Locked-Up Shareholders” means collectively, Franklin Templeton Investments Corp., Invesco Canada Ltd. and Foyston, Gordon and Payne, Inc.;

“Lock-Up Agreements” means the support agreements, dated November 29, 2016, between Total Energy and the Locked-Up Shareholders, pursuant to which, among other things, the Locked-Up Shareholders have agreed to tender their Savanna Common Shares to the Offer;

“NI 54-101” means National Instrument 54-101 – Communications with Beneficial Owners of Securities, as amended or replaced from time to time;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“No-Action Letter” has the meaning ascribed thereto in Section 19 of the Original Circular, “Regulatory Matters”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Original Offer and Circular, as deemed to be amended by this Notice of Change and Variation;

“Offer” has the meaning ascribed thereto on the front page of the Original Offer and Circular;

“Offer and Circular” has the meaning ascribed thereto on page (ii) of the cover pages of this document;

“Options” means the options to acquire Savanna Common Shares granted pursuant to the Savanna stock option plan;

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“Original Circular” has the meaning ascribed thereto on page (ii) of the cover pages of this document;

“Original Offer” has the meaning ascribed thereto on page (i) of the cover pages of this document;

“Original Offer and Circular” has the meaning ascribed thereto on page (ii) of the cover pages of this document;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PP&E” means plant, property and equipment;

“PSU” means a performance common share unit award of Savanna granted under the PSU Plan;

“PSU Plan” means the performance share unit plan of Savanna;

“Q1 2017” means the three month period ending March 31, 2017;

“Replacement Financing” means the financing that may be required by Total Energy, if the Offer is successful, to enable it to fund the repayment of amounts outstanding under the AIMCo Debt Facility and the repurchase of the Savanna Senior Notes;

“Required Regulatory Approvals” means (i) the Competition Act Clearance, (ii) the approval of the TSX to list the Total Common Shares, and (iii) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities (domestic or foreign) that Total Energy determines are required in connection with the commencement of the Offer or the consummation of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction;

“RSU” means a restricted common share unit award of Savanna granted under the RSU Plan;

“RSU Plan” means the restricted common share unit award plan of Savanna;

“Rule 802” means Rule 802 under the U.S. Securities Act;

“Savanna” or the “Company” means Savanna Energy Services Corp., a body corporate incorporated under the ABCA;

“Savanna Board” means the board of directors of Savanna;

“Savanna Common Shares” means the issued and outstanding common shares of Savanna, and unless the context requires otherwise, includes common shares of Savanna issuable on the exercise, exchange or conversion of Convertible Securities;

“Savanna Credit Agreement” means the credit agreement dated December 13, 2016 between Savanna and AIMCo with respect to the AIMCo Debt Facility;

“Savanna Senior Notes” means the 7.00% senior unsecured notes of Savanna due May 25, 2018;

“Savanna Shareholder” or “Savanna Shareholders” or “Common Shareholder” or “Common Shareholders” means a holder or holders of Savanna Common Shares (as applicable);

“SEC” has the meaning ascribed thereto on page (v) of the cover pages of this Notice of Change and Variation;

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“Securities Act” means the Securities Act (Alberta);

“Securities Laws” means the Securities Act and all other applicable securities Laws, including, unless otherwise noted, U.S. securities laws;

“Securities Regulatory Authorities” means the applicable securities commission or regulatory authority in each province and territory of Canada;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Securities Regulatory Authorities and accessible at www.sedar.com;

“Soliciting Dealer” has the meaning ascribed thereto in Section 29 of the Original Circular, “Dealer Manager and Soliciting Dealer Group;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 20 of the Original Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer”;

“Total Board” or “Offeror Board” means the board of directors of Total Energy;

“Total Common Shares” or “Offeror Common Shares” means the common shares in the capital of Total Energy;

“Total Energy” or “Offeror” means Total Energy Services Inc., a body corporate incorporated under the ABCA;

“TSX” means the Toronto Stock Exchange;

“Updated Pro-Formas” means the revised unaudited pro-forma consolidated financial statements set out in Annex A to this Notice of Change and Variation; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

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CERTIFICATE OF TOTAL ENERGY SERVICES INC.

Dated: March 1, 2017

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

(signed) DANIEL K. HALYK	(signed) YULIYA GORBACH
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

On behalf of the Board of Directors of Total Energy Services Inc.

(signed) BRUCE PACHKOWSKI	(signed) GREGORY S. FLETCHER
Director	Director

C-1

ANNEX A

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements are presented to illustrate the estimated effects of the Savanna Financings (as defined herein) and the proposed acquisition of all outstanding Savanna Common Shares under the Offer. These unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of Total Energy incorporated by reference in the Offer. The unaudited pro forma consolidated statement of financial position gives effect to the Savanna Financings and the Offer as they had occurred on September 30, 2016. The unaudited pro forma consolidated statements of comprehensive loss for the nine month period ended September 30, 2016 and the year ended December 31, 2015 give effect to the Savanna Financings and the Offer as if they had occurred on January 1, 2015. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

These unaudited pro forma consolidated financial statements have been prepared using certain financial statements of Total Energy and Savanna, respectively, as more particularly described in the notes to such unaudited pro forma consolidated financial statements. In preparing these unaudited pro forma consolidated financial statements, Management of Total Energy has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of Total Energy. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from these unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from these unaudited pro forma consolidated financial statements. Readers are cautioned to not place undue reliance on these unaudited pro forma consolidated financial statements.

All amounts are in thousands of Canadian dollars, except where noted.

TOTAL ENERGY SERVICES INC.

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at September 30, 2016

In thousands of Canadian dollars, except per share amounts

(unaudited)

	Total Energy Services Inc.	Savanna Energy Services Corp.	Adjustments	Notes	Pro Forma Consolidated
Assets
Current assets:
Cash and cash equivalents	8,273	6,361	5,894	2(a)	31,056
			(9,002)	2(b)
			19,530	2(d)
Accounts receivable	43,260	52,652			95,912
Inventory	51,156	6,669			57,825
Income taxes receivable	568	1,720			2,288
Other assets/short-term investments	5,312	—			5,312
Prepaid expenses and deposits	4,704	3,716			8,420

	113,273	71,118	16,422		200,813

Property, plant and equipment	383,315	703,698	(250,931)	2(a)	836,082
Income taxes receivable	7,070	—			7,070
Deferred tax asset	—	13,025			13,025
Goodwill	4,053	—			4,053

	507,711	787,841	(234,509)		1,061,043

Liabilities & Shareholders’ Equity
Current liabilities:
Bank indebtedness	—	1,883	(1,883)	2(d)	—
Accounts payable and accrued liabilities	23,395	43,359			66,754
Income taxes payable	—	2,666			2,666
Deferred revenue – current portion	4,548	—			4,548
Dividends payable	1,856	—			1,856
Current portion of obligations under finance leases	1,457	—			1,457
Current portion of long term debt	1,923	2,090			4,013

	33,179	49,998	(1,883)		81,294

Deferred revenue – long-term	—	2,843			2,843
Long-term debt	45,452	247,485	(16,866)	2(d)	300,434
			24,363	2(a),(e)

Obligations under finance leases	1,267	2,402			3,669
Deferred tax liability	57,956	25,355	(26,003)	2(b),(c)	57,308
Shareholders’ equity:
Share capital	88,712	1,007,737	(1,046,641)	2(a)	326,250
			237,538	2(a)
			38,904	2(d)

Contributed surplus	7,936	31,818	(31,818)	2(a)	7,936
AOCI	—	33,565	(33,565)	2(a)	—
Non-controlling interest	—	9,862			9,862
Retained earnings	273,209	(623,224)	623,849	2(a)	271,447
			(1,762)	2(b)
			(625)	2(d)

	369,857	459,758	(214,120)		615,495

	507,711	787,841	(234,509)		1,061,043

TOTAL ENERGY SERVICES INC.

PRO FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

Nine months ended September 30, 2016

In thousands of Canadian dollars, except per share amounts

(unaudited)

	Total Energy Services Inc.	Savanna Energy Services Corp.	Adjustments	Notes	Pro Forma Consolidated
Revenue	140,385	219,705			360,090

Cost of services	113,283	160,544			273,827
Selling, general and administration	16,480	21,090			37,570
Share-based compensation	1,077	143			1,220
Other income and expenses	—	4,707			4,707
Depreciation	20,359	69,772	(24,880)	3(b)	65,251

Results from (used in) operating activities	(10,814)	(36,551)	24,880		(22,485)

Gain (loss) on sale of property, plant and equipment	942	(1,436)			(494)
Finance income	434	—			434
Finance costs	(1,749)	(13,116)	(861)	3(e)	(16,292)
			(566)	3(f)

Net income (loss) before income taxes	(11,187)	(51,103)	23,453		(38,837)

Current income tax expense	643	1,592			2,235
Deferred income tax (recovery) expense	(3,583)	(13,978)	6,292	3(c)	(11,269)

Total income tax (recovery) expense	(2,940)	(12,386)	6,292		(9,034)

Net income (loss) for the period	(8,247)	(38,717)	17,161		(29,803)

Net income (loss) attributable to:
Shareholders	(8,247)	(37,136)	16,583		(28,800)
Non-controlling interests	—	(1,581)	578		(1,003)

Earnings (loss) per share
Basic earnings (loss) per share	(0.27)	(0.41)			(0.62)
Diluted earnings (loss) per share	(0.27)	(0.41)			(0.62)

Other Comprehensive loss
Foreign currency translation adjustment	—	(9,558)			(9,558)
Foreign exchange loss on net investment hedge	—	2,916			2,916
Tax on foreign currency translation adjustment	—	(60)			(60)

Comprehensive loss	(8,247)	(45,419)	17,161		(36,505)

Comprehensive loss attributable to:
Shareholders	(8,247)	(43,838)	16,583		(35,502)
Non-controlling interests	—	(1,581)	578		(1,003)

TOTAL ENERGY SERVICES INC.

PRO FORMA CONSOLIDATED STATEMENT COMPREHENSIVE LOSS

Year ended December 31, 2015

In thousands of Canadian dollars, except per share amounts

(unaudited)

	Total Energy Services Inc.	Savanna Energy Services Corp.	Adjustments	Notes	Pro Forma Consolidated
Revenue	283,193	446,100			729,293

Cost of services	206,550	302,593			509,143
Selling, general and administration	27,975	43,277			71,252
Share-based compensation	1,375	(5)			1,370
Other income and expenses	—	(2,575)			(2,575)
Depreciation	27,488	111,999	(36,190)	3(b)	103,297

Results from (used in) operating activities	19,805	(9,189)	36,190		46,806

Gain on sale of property, plant and equipment	5,576	—			5,576
Impairment losses	—	(135,112)			(135,112)
Finance income	897	—			897
Finance costs	(9,728)	(17,860)	(2,410)	3(a)	(32,526)
			(1,773)	3(e)
			(755)	3(f)

Net income (loss) before income taxes	16,550	(162,161)	31,252		(114,359)

Current income tax expense (recovery)	6,906	(1,036)	—		5,870
Deferred income tax expense	989	18,976	8,384	3(c)	28,349

Total income tax (recovery) expense	7,895	17,940	8,384		34,219

Net income (loss) for the period	8,655	(180,101)	22,868		(148,578)

Net income (loss) attributable to:
Shareholders	8,655	(171,836)	21,766		(141,415)
Non-controlling interests	—	(8,265)	1,102		(7,163)

Earnings (loss) per share
Basic earnings (loss) per share	0.28	(1.90)			(3.02)
Diluted earnings (loss) per share	0.28	(1.90)			(3.02)

Other Comprehensive loss
Foreign currency translation adjustment	—	41,508			41,508
Foreign exchange loss on net investment hedge	—	(12,061)			(12,061)
Tax on foreign currency translation adjustment	—	857			857

Comprehensive loss	8,655	(149,797)	22,868		(118,274)

Comprehensive loss attributable to:
Shareholders	8,655	(141,532)	21,766		(111,111)
Non-controlling interests	—	(8,265)	1,102		(7,163)

TOTAL ENERGY SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the nine months ended September 30, 2016 and the year ended December 31, 2015

(unaudited)

1.	Basis of Presentation

The accompanying unaudited pro forma consolidated statement of financial position of Total Energy Services Inc. (“Total Energy” or the “Corporation”) as at September 30, 2016 and the unaudited pro forma consolidated statements of comprehensive loss for the nine months ended September 30, 2016 and the year ended December 31, 2015 (the “pro-forma statements”) have been prepared to reflect the Corporation’s offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “Savanna Common Shares”) and stock options (“Savanna Options”) of Savanna Energy Services Corp. (“Savanna”) for consideration consisting of common shares (the “Common Shares”) of the Corporation and cash:

•	Pursuant to the terms of the Offer, shareholders of Savanna will receive for each Savanna Common Share 0.1300 of a Common Share plus $0.20 cash. The estimated number of Common Shares to be issued is 15,835,852. An estimated number of Common Shares assumed to be issued of 15,835,852 is based upon the assumption that there are 118,224,189 outstanding Savanna Common Shares (after closing of the Savanna Financings (as defined herein), as described below in note 2(d)) and the estimated 3,590,054 of in-the-money Savanna Options and nil in-the-money warrants to purchase Savanna Common Shares (“Savanna Warrants”), based on a closing price of the Savanna Common Shares of $1.96 on February 23, 2017. The estimated number of outstanding in-the-money Savanna PSUs convertible into Savanna Common Shares is assumed to be immaterial.

•	The estimated number of the in-the-money unexercised Savanna Options at the time of this Notice of Change and Variation is 3,590,054. The estimated number of in-the-money Savanna Warrants at the time of this Notice of Change and Variation is nil. Savanna Options can be exercised or surrendered prior to the Expiry Date of the Offer or, under the terms of the Offer, each in-the-money Savanna Option that has not been exercised or surrendered will result in the holder receiving a Savanna Common Share in the amount equal to the in-the-money amount of such Savanna Option immediately prior to the Expiry Date. It has been assumed none of the in-the money Savanna Options were exercised prior the date of the Offer.

•	The long-term debt and bank indebtedness will be assumed by the Corporation.

•	These unaudited pro-forma consolidated financial statements do not include adjustments for change of control provisions as it pertains to Savanna’s borrowings.

•	The acquisition under the Offer will be accounted for using the purchase method. These unaudited pro-forma consolidated financial statements were prepared on the basis that the Offer will be accepted by Savanna shareholders and the respective acquisition will be approved by the Shareholders of the Corporation and necessary regulatory approvals received. If these things do not occur, or if another condition of the Offer is not met, the results will be materially different.

The pro-forma statements have been prepared from information derived from, and should be read in conjunction with, the following:

•	the unaudited interim consolidated financial statements of the Corporation as at and for the nine months ended September 30, 2016 and the audited consolidated financial statements of the Corporation for the year ended December 31, 2015; and

•	the unaudited interim consolidated financial statements of Savanna as at and for the nine months ended September 30, 2016 and the audited consolidated financial statements of Savanna for the year ended December 31, 2015.

These unaudited pro forma consolidated financial statements have been prepared by Management of the Corporation in accordance with International Financial Reporting Standards (IFRS) and National Instrument 51-102 – Continuous Disclosure Obligations. The unaudited pro forma consolidated statement of financial position gives effect to the transactions and assumptions disclosed in note 2 as if they had occurred on September 30, 2016. The unaudited pro forma consolidated statements of comprehensive loss gives effect to the transactions and assumptions disclosed in note 3 as if they had occurred at January 1, 2015 for the nine months ended September 30, 2016 and as if they had occurred on January 1, 2015 for the year ended December 31, 2015.

The unaudited pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had taken place on the dates indicated or of the results which may be obtained in the future. In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the operations and combined assets.

Except as otherwise indicated herein, the information concerning Savanna contained in this Notice of Change and Variation, including in these unaudited pro-forma consolidated financial statements, has been taken from, or is based upon, publicly available information filed by Savanna with various Securities Regulatory Authorities in Canada and other public sources available as at February 23, 2017. Readers are cautioned that the information contained in these unaudited pro forma consolidated financial statements may be inconsistent with certain information concerning Savanna contained in this Notice of Change and Variation and the Original Offer and Circular (including the documents incorporated by reference or deemed to be incorporated by reference therein). The Corporation has not requested a consent to use the audit report in respect of Savanna’s audited consolidated financial statements for the year ended December 31, 2015. As of the date of these unaudited pro-forma consolidated financial statements, the Corporation has not had access to the non-public books and records of Savanna and the Corporation is not in a position to independently assess or verify certain of the information in Savanna’s publicly filed documents, including its financial statements. Savanna has not reviewed these unaudited pro-forma consolidated financial statements and has not confirmed the accuracy and completeness of the information in respect of Savanna contained herein. While the Corporation has no reason to believe that such information is inaccurate or incomplete, the Corporation has no means of verifying the accuracy or completeness of any information contained herein that is derived from publicly available information regarding Savanna or whether there has been any failure by Savanna to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither the Corporation, nor any of the directors or officers of the Corporation, assumes any responsibility for the accuracy or completeness of such information or any failure by Savanna to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to the Corporation or such persons. Readers are cautioned to not place undue reliance on these unaudited pro forma consolidated financial statements.

Accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are in accordance with those disclosed in the Corporation’s audited consolidated financial statements as at and for the year ended December 31, 2015 and the Corporation’s unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2016.

In the opinion of Management, the unaudited pro forma consolidated financial statements include all material adjustments necessary for a fair presentation of the consolidated financial statements of the Corporation following the acceptance of the Offer by Savanna shareholders and completion of necessary arrangements.

2.	Pro Forma Consolidated Statement of Financial Position Assumptions and Adjustments

The unaudited pro-forma consolidated statement of financial position as at September 30, 2016 gives effect to the following assumptions and adjustments as if they occurred on September 30, 2016.

a)	The unaudited pro forma consolidated statement of financial position assumed completion of the Savanna Financings and the acceptance of the Offer by Savanna shareholders and completion of other necessary arrangements related to acceptance of the Offer. Under the terms of the Offer, shareholders of Savanna will receive for each of Savanna Common Share 0.1300 of a Common Share plus $0.20 cash. The estimated number of Common Shares to be issued is 15,835,852 which is based upon the assumptions that there are 118,224,189 outstanding Savanna Common Shares (based on the directors’ circular of Savanna dated December 23, 2016 (the “Savanna Directors’ Circular”)) and 3,590,054 (estimated) in-the-money Savanna Options, which will be exercised for estimated proceeds of $5.9 million. For the purposes of the unaudited pro forma consolidated financial statements, management of the Corporation assumed that there are 3,590,054 (estimated) outstanding exercisable in-the-money Savanna Options, nil in-the-money Savanna Warrants and an immaterial number of in-the-money outstanding Savanna PSUs. The assumptions in respect of the number of Savanna Common Shares, Savanna Options, Savanna Warrants and Savanna PSUs noted above are as of February 23, 2017. The estimated dollar value of the Offer consideration assumed an ascribed price of $15.00 to the Common Shares based on the Corporation’s volume weighted average trading price of the Common Shares for the period of January 1 to February 23, 2017. The actual value of the consideration may differ materially from the estimate, based on the price of the Common Shares on the effective date of the completion of the Offer.

The closing of the Offer will result in approximately 46,755,852 Common Shares being issued and outstanding (as estimated at February 23, 2017) on a diluted basis in accordance with the assumptions outlined above as disclosed in note 3(d) below. The transaction under the Offer will be accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values. The following table summarizes the estimated preliminary allocation of purchase price based on Management’s preliminary estimates of the fair value of Savanna’s assets and liabilities:

Cost of acquisition	$000
Common shares	237,538
Cash	24,363

Total	261,901

Allocation at estimated fair values:
Cash and cash equivalents	25,193
Accounts receivable	52,652
Inventory	6,669
Income taxes receivable	1,720
Prepaid expenses and deposits	3,716
Property, plant and equipment	452,767
Deferred tax asset	13,025
Accounts payable and accrued liabilities	(43,359)
Income taxes payable	(2,666)
Current portion of long term debt	(2,090)
Deferred revenue — long-term	(2,843)
Long-term debt	(230,619)
Obligations under finance leases	(2,402)
Non-controlling interest	(9,862)

261,901

The fair values of assets and liabilities were estimated as follows:

•	Savanna’s September 30, 2016 book value was estimated to be fair value, for the following accounts: cash and cash equivalents, accounts receivable, inventory, income taxes receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, income taxes payable, current portion of long-term debt, deferred revenue – long-term, long-term debt, and obligations under finance leases;

•	to estimate the fair value of property, plant and equipment (“PP&E”), in the absence of detailed information (lists, physical assets, maintenance records etc.) necessary to perform a precise determination of the fair values and in the context of the unsolicited take-over bid, a market approach was utilized, whereby reference was given to how the open efficient market values Savanna as an enterprise;

•	Total Energy’s estimate of the fair value of Savanna’s PP&E and, consequently, the amount of the write-down to Savanna’s PP&E was made with reference to the market value of Savanna’s equity (as determined based on the market price of the Savanna Common Shares at the relevant time) and the book value of the Savanna’s shareholders’ equity (as determined based on Savanna’s financial statements as at and for the period ended September 30, 2016 and adjusted to give effect to the Savanna Financings;

•	based on the volume weighted average trading price of $2.10 per Savanna Common Share for the period of January 1, 2017 to February 23, 2017, the fair value of the Savanna Common Shares was approximately $248 million, as compared to the book value of Savanna’s shareholders’ equity, as presented in Savanna’s financial statements as at and for the period ended September 30, 2016 (as adjusted to give effect to the Savanna Financings), of approximately $499 million. The net difference is a discount of approximately $250 million;

•	Total Energy expects to update its estimates if and when Total Energy obtains access to the detailed non-public information, and physical access to Savanna’s PP&E, necessary to undertake a detailed and conclusive determination of the fair values; the results of such determination might yield materially different values than those disclosed herein; and

•	the assessment of fair value of the non-controlling interest has not been completed at this time.

The purchase price allocation has been determined from limited information that was available to the management of Total Energy as at February 23, 2017 and, in the context of an unsolicited take-over bid, is subject to change; the purchase price allocation that will be calculated following successful completion of the Offer might be materially different from the values set out herein. Although Total Energy does not have a reason to believe so, there may be undisclosed assets and liabilities of Savanna that could have a material impact on the determination of fair values of Savanna’s assets and liabilities and the resulting purchase price allocation. The allocation of the purchase price to the assets and liabilities of Savanna will be finalized after the Offer is successfully completed and the fair values of the assets (including PP&E) and liabilities have been determined.

b)	Cash and cash equivalents was reduced by a total of $9.0 million for costs associated with the Offer. Costs associated with the Offer include the Corporation’s estimated expenses of the Offer of $2.4 million (increased from original $1.3 million estimate due to additional legal, translation, filing, printing, mailing and other costs, please see “Update on Expenses of the Offer” in Section 3(c) on page 43 of the Notice of Change and Variation for further details) and estimated expenses of $6.6 million for change of control payments to named officers of Savanna, as well as other estimated costs arising if the Offer is successful. The $2.4 million of the expenses of the Offer will be expensed and are shown net of the tax impact at $1.8 million as a decrease to retained earnings. The change of control payments to named officers of Savanna and other estimated costs associated with the Offer have been applied against Savanna’s available cash and cash equivalents and included in the purchase price equation.

The costs associated with the Offer were increased for additional compensation awards to the named officers of Savanna and other estimated costs that were disclosed subsequent to the date of the Offer in the Savanna Directors’ Circular. Transaction costs do not include costs associated with the Offer incurred by Savanna. The costs associated with the Offer are estimated based on available information and might change if and when additional information becomes available.

c)	It is expected that the acquisition of Savanna Common Shares as proposed in the Offer will give rise to an additional deferred tax asset. Such additional deferred tax asset, beyond the carrying amount previously recognized by Savanna and shown above, is not recognized in these unaudited pro forma consolidated financial statements due to uncertainty as to the probability of such asset utilization.

d)	On December 13, 2016, Savanna completed financing transactions (the “AIMCo Financings”) with Alberta Investment Management Corporation (“AIMCo”) providing for a $200 million second lien senior secured term loan facility (the “AIMCo Debt Facility”) and a private placement (the “AIMCo Private Placement”) of 13 million Savanna Common Shares at a price of $1.45 per Savanna Common Share for gross proceeds of $18.85 million. The initial draw on the AIMCo Debt Facility was $105 million with an interest rate of 7.15%. In conjunction with the funding of the AIMCo Debt Facility, Savanna issued 7 million Savanna Warrants to AIMCo, entitling AIMCo to acquire up to 7 million Savanna Common Shares at an exercise price of $2.50 per Savanna Common Share at any time prior to December 13, 2018.

On the same date, Savanna also closed a bought deal offering of Savanna Common Shares (the “Bought Deal Offering”). Pursuant to the Bought Deal Offering, Savanna issued 14.95 million Savanna Common Shares (including the issuance of 1.95 million Savanna Common Shares pursuant to the exercise of the over-allotment option in full) at a price of $1.45 per Savanna Common Share for gross proceeds of $21.68 million.

According to the final short form prospectus of Savanna dated December 5, 2016, Savanna secured a $17 million mortgage with the Business Development Bank of Canada (the “BDC Mortgage” and, collectively with the AIMCo Financings and the Bought Deal Offering, the “Savanna Financings”) on its operating facility in Leduc. The BDC Mortgage matures on December 31, 2041 and bears interest of 4.95%.

e)	Long-term debt was increased by $24.4 million for the cash portion of the Offer. Total Energy intends to fund the cash portion of the offer consideration by cash on hand and from its existing credit facility.

As described in the final short form prospectus of Savanna dated December 5, 2016, the proceeds of the Savanna Financings will be used as follows:

	Number of Savanna Common Shares	Price	$000
Gross proceeds pursuant to the Bought Deal Offering	13,000,000	1.45	18,850
Estimated costs of the Bought Deal Offering			(1,193)
Gross proceeds pursuant to the over-allotment option in connection with the Bought Deal Offering	1,950,000	1.45	2,828
Estimated costs of the exercise of the over-allotment option			(141)
Gross proceeds raised pursuant to the AIMCo Private Placement	13,000,000	1.45	18,850
Costs in relation to the AIMCo Private Placement			(290)
Gross proceeds from the first draw on the AIMCo Debt facility			105,000
BDC Mortgage			17,000

Total estimated proceeds			160,904

Use of Proceeds
Repurchase of long-term debt – senior unsecured notes (at 101 % premium)			63,140
Repay revolving credit facility			78,234
General corporate purposes – cash			19,530

The transactions described above resulted in an increase in pro-forma cash and cash equivalents of $19.5 million, a decrease in pro-forma long-term debt of $16.9 million, a decrease of bank indebtedness of $1.9 million, an increase in Savanna share capital of $38.9 million and a decrease in pro-forma retained earnings of $0.6 million.

For the purposes of these unaudited pro forma consolidated financial statements, the value of the 7,000,000 warrants issued to AIMCo is assumed to be immaterial.

3.	Pro Forma Consolidated Statements of Comprehensive Loss Assumptions and Adjustments

a)	Increase to finance expenses to reflect the Offer costs as described in note 2(b) above.

b)	Depreciation has been adjusted to reflect the valuation of the Savanna property, plant and equipment. No adjustment for the difference in depreciation accounting policy was made, as information necessary to do so was not available.

c)	The deferred tax provision has been adjusted for the tax impact of the pro forma adjustments in the statements of comprehensive loss. These adjustments were made using the Corporation’s effective corporate tax rate of 26.83%.

d)	The calculation of net earnings (loss) per share of the Corporation has been based on the weighted average number of Common Shares issued and outstanding and the number of Common Shares to be issued to Savanna shareholders, as required to effect the Offer as disclosed in note 2(a).

e)	Finance expense has been adjusted to reflect the Savanna Financings described in note 2(d)

f)	Finance expense has been adjusted to reflect interest associated with long-term debt used to finance the cash portion of consideration offered for the Savanna Shares described in notes 2(a) and 2(e).

The per share calculations are as follows:

Common Shares Outstanding at September 30, 2016	Common Shares
Common Shares issued and outstanding, prior to the Offer	30,940,000
Estimated Common Shares issued on the acquisition of Savanna	15,835,852
Common Shares outstanding, on a pro forma basis	46,775,852
Dilutive effect of Corporation stock options	—

Diluted Common Shares outstanding, on a pro-forma basis	46,775,852

Weighted Average Common Shares Outstanding for the nine months ended September 30, 2016	Common Shares
Weighted average Common shares issued and outstanding, prior to the Offer	30,978,000
Estimated Common Shares issued on the acquisition of Savanna	15,835,852
Basic weighted average Common Shares outstanding, on a pro forma basis	46,813,852
Dilutive effect of Corporation stock options	—

Diluted weighted average Common Shares outstanding, on a pro-forma basis	46,813,852

Weighted Average Common Shares Outstanding for the year ended December 31, 2015	Common Shares
Weighted average Common shares issued and outstanding, prior to the Offer	31,000,058
Estimated Common Shares issued on the acquisition of Savanna	15,835,852
Basic Weighted average Common Shares outstanding, on a pro forma basis	46,835,910
Dilutive effect of Corporation stock options	—

Diluted weighted average Common Shares outstanding, on a pro-forma basis	46,835,910

ANNEX B

Notes to Comparative Capital Stewardship Record Table

Notes:

(1)	Includes cash dividends and trust distributions paid plus corporate repurchases and cancellation of shares and trust units as presented on the statement of cash flow for the reporting periods (13).

(2)	Calculated as cumulative cash returned to shareholders/unitholders (7) divided by paid up Share Capital (3) at September 30, 2016.

(3)	Paid up share capital is equal to Share Capital (Unitholder Capital) as disclosed on the statement of financial position at the reporting period end date (13).

(4)	Calculated as the simple average of reporting period (13) returns on equity (7). Reporting period returns on equity is calculated as net income before tax plus income or gain from discontinued operations before tax divided by the simple average of opening and closing shareholder equity balance as disclosed on the statement of financial position at the end of the reporting period for the respective reporting entity.

(5)	Calculated as the simple average of reporting period (13) returns on PP&E, Goodwill, Intangible and, in the case of Savanna, Other Assets (recertification of drilling rigs and related) (7). Reporting period (13) return on PP&E, goodwill, intangible and other assets is calculated as net income (loss) before income taxes plus income or gain from discontinued operations before income tax, as disclosed on the Statement of Earnings/(Loss), divided by the simple average of opening and closing balances of PP&E, Goodwill, Intangibles and Other Assets as disclosed on the statement of financial position at the end of the reporting period for the respective reporting entity.

(6)	Calculated as cumulative additions plus acquisitions of PP&E and Other Assets (as defined in note (5)) less proceeds on disposals of PP&E and in case of Savanna, Other Assets, as disclosed in reporting period (13) Statement of Cash Flows, plus estimated non-cash additions of PP&E and estimated effect of changes in foreign exchange rates, less impairment losses with respect to PP&E, divided by PP&E and Other Asset balances at September 30, 2005.

(7)	For the period from October 1, 2005 to September 30, 2016.

(8)	Net debt includes bank indebtedness, short term and long term obligations under finance leases, short term and long-term debt and, in the case of Savanna, onerous lease liabilities, minus cash and, in the case of Total Energy, other assets which consist of marketable securities.

(9)	Calculated as net debt (8) on September 30, 2005 divided by net debt (8) on September 30, 2016.

(10)	Calculated as the number of issued and outstanding common shares (basic) as at September 30, 2016 less the number of issued and outstanding shares (basic) on September 30, 2005, divided by the number of issued and outstanding common shares (basic) on September 30, 2005.

(11)	Calculated as closing price of the common shares as quoted on the TSX on the last trading date of September 2016 less the closing price of the common shares on the first trading day of October 2005 as quoted on the TSX, divided by the closing price of the common shares on the first trading day of October 2005.

(12)	Calculated by multiplying the number of common shares owned (as listed on System for Electronic Disclosure by Insiders) by the closing share price on the TSX on December 1, 2016.

(13)	Following reporting periods are included in the calculation:

•	Three months ended December 31, 2005;

B-1

•	Year ended December 31, 2006;

•	Year ended December 31, 2007;

•	Year ended December 31, 2008;

•	Year ended December 31, 2009;

•	Year ended December 31, 2010;

•	Year ended December 31, 2011;

•	Year ended December 31, 2012;

•	Year ended December 31, 2013;

•	Year ended December 31, 2014;

•	Year ended December 31, 2015; and

•	Nine months ended September 30, 2016.

B-2

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or Courier

Calgary	Toronto

600, 530 – 8th Avenue SW Calgary, Alberta T2P 3S8 Attention: Corporate Actions	100 University Avenue, 8th Floor Toronto Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free in North America: 1-800-564-6253

Collect Outside of North America: 1-514-982-7555

e-mail: corporateactions@computershare.com

The Information Agent for the Offer is:

Toll Free in North America: 1-877-452-7184

Collect Outside of North America: 1-416-304-0211

e-mail: assistance@laurelhill.com

Questions or requests for assistance or additional copies of this Notice of Change and Variation, the Letter of Transmittal, the Amended Letter of Transmittal, the Notice of Guaranteed Delivery and the Original Offer and Circular may be directed by holders of Savanna Common Shares to the Depositary or the Information Agent at the telephone numbers and locations set out above. You may also contact your broker or other intermediary for assistance concerning the Offer. To keep current with further developments and information about the Offer, visit www.totalenergy.ca/savannaoffer.

No securities tendered to this bid will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised, by the offeror or any person acting jointly or in concert with the offeror) have been tendered to the bid, (b) the minimum deposit period under the applicable securities laws has elapsed, and (c) any and all other conditions of the bid have been complied with or waived, as applicable. If these criteria are met, the offeror will take up securities deposited under the bid in accordance with applicable securities laws and extend the bid for an additional minimum period of 10 days to allow for further deposits of securities.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor. See “Frequently Asked Questions” on page 1 of this Offer and Circular (as defined herein).

If you have questions, please contact (i) Laurel Hill Advisory Group, the information agent for the Offer (as defined herein), by telephone at 1-877-452-7184 (Toll Free in North America), or 1-416-304-0211 (Collect Outside North America), or by email at assistance@laurelhill.com, or (ii) Computershare Investor Services Inc., the depositary for the Offer, by telephone at 1-800-564-6253 (Toll free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com. Additional contact details for the information agent and the depositary are set out on the back page of this document.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Shareholders in the United States should read the “Notice to Savanna Common Shareholders in the United States” on pages (v) and (vi) of this Offer and Circular.

Information has been incorporated by reference in this Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Total Energy Services Inc., at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 or by telephone at (403)698-8445. Those documents are also available electronically on SEDAR at www.sedar.com.

December 9, 2016

TOTAL ENERGY SERVICES INC.

OFFER TO PURCHASE

all of the issued and outstanding common shares of

SAVANNA ENERGY SERVICES CORP.

on the basis of 0.1300 of a common share of Total Energy Services Inc.

for each common share of Savanna Energy Services Corp.

Total Energy Services Inc. (“Total Energy” or the “Offeror”) hereby offers (the “Offer”) to purchase, upon the terms and subject to satisfaction or waiver by the Offeror of the conditions described herein, all of the issued and outstanding common shares (the “Savanna Common Shares”) of Savanna Energy Services Corp. (“Savanna” or the “Company”), including any Savanna Common Shares that may become issued and outstanding (including upon the exercise, exchange or conversion of any Convertible Securities (as defined herein)) after the date hereof but before the Expiry Time (as defined herein).

THE OFFER WILL BE OPEN FOR ACCEPTANCE FROM THE DATE HEREOF UNTIL 11:59 P.M. (PACIFIC TIME) ON MARCH 24, 2017 UNLESS THE OFFER IS ACCELERATED OR EXTENDED BY THE OFFEROR OR WITHDRAWN BY THE OFFEROR.

Following acceptance of the Offer, each holder of Savanna Common Shares (a “Common Shareholder”) whose Savanna Common Shares are taken up by the Offeror will be entitled to receive, in respect of his/her/its Savanna Common Shares, 0.1300 of a common share of Total Energy (each whole common share of Total Energy being referred to in this Offer and Circular as an “Offeror Common Share”) per Savanna Common Share (the “Offer Consideration”). If a Common Shareholder tenders his/her/its Savanna Common Shares to the Offer prior to the expiry of the initial deposit period thereunder, such Savanna Common Shares are not withdrawn from the Offer and are taken up and paid for by Total Energy prior to March 31, 2017, Total Energy anticipates that the Common Shareholder will be entitled to participate in any Q1 2017 dividend declared by the directors of Total Energy (as the record date for such dividend is expected to be March 31, 2017). See “Section 11 of the Circular, “Certain Information Concerning Securities of the Offeror – Dividends”.

Common Shareholders who wish to accept the Offer must, prior to the Expiry Time, properly complete and execute the accompanying Letter of Transmittal (as defined herein) (printed on YELLOW paper) and tender it, or a manually signed facsimile thereof, together with certificate(s) or a DRS Statement representing their Savanna Common Shares and any other documents required by the Letter of Transmittal, to the depositary for the Offer, Computershare Investor Services Inc. (the “Depositary”) at any one of the offices of the Depositary specified in the Letter of Transmittal. Detailed rules and instructions are set out in the Letter of Transmittal. Alternatively, Common Shareholders may accept the Offer by: (i) following the procedures for book-entry transfer of the Savanna Common Shares described in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”; or (ii) following the procedures for guaranteed delivery described in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper), or a manually signed facsimile thereof, in cases where the certificate(s) or DRS Statement representing the Savanna Common Shares is (are) not immediately available, the Common Shareholder cannot complete the procedure for book-entry transfer of the Savanna Common Shares on a timely basis or if the Common Shareholder cannot deliver the certificate(s) or DRS Statement for the applicable Savanna Common Shares, the Letter of Transmittal and all other required documents (if any) to the Depositary prior to the Expiry Time. Common Shareholders who wish to accept the Offer will not be required to pay any fee or commission if they tender their Savanna Common Shares directly to the Depositary.

Common Shareholders whose Savanna Common Shares are held on their behalf, or for their account, by an investment dealer, broker, bank, trust company or other intermediary, should contact their intermediary directly if they wish to accept the Offer. Intermediaries will likely establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, Common Shareholders who wish to tender their Savanna Common Shares to the Offer and whose Savanna Common Shares are held through an intermediary should promptly and carefully follow the instructions provided to them by their investment dealer, broker, bank, trust company or other intermediary.

Questions and requests for assistance may be directed to the Depositary or Laurel Hill Advisory Group, the information agent appointed by Total Energy for the Offer (the “Information Agent”). Contact details may be found on the back page of this document. Additional copies of this document and related materials may be obtained (on request and without charge) from the Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, this website is incorporated by reference in this document unless otherwise expressly noted herein.

The Savanna Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “SVY” and the Offeror Common Shares trade on the TSX under the symbol “TOT”. The closing price of the Offeror Common Shares on the TSX on December 8, 2016, was $14.00. The Offeror has submitted an application to list, on the TSX, the Offeror Common Shares that may be distributed in connection with the Offer. Listing of the Offeror Common Shares will be subject to the Offeror fulfilling all of the applicable listing requirements of the TSX.

Based upon the volume weighted average price of the Offeror Common Shares for the five trading days following November 23, 2016, the date Total Energy announced its intention to make the Offer, being $13.40 per share, the consideration offered pursuant to the Offer has a value of $1.74 per Savanna Common Share. The Exchange Ratio (as defined herein) was determined by using: (i) $1.45 per share for the Savanna Common Shares (being the price at which Savanna has agreed to issue up to 27,950,000 Savanna Common Shares, as announced by Savanna on November 22, 2016); and (ii) the volume weighted average price of the Offeror Common Shares for the five trading

(ii)

days following November 23, 2016 ($13.40 per share), the date that Total Energy announced its intention to make the Offer. This volume weighted price reflects a 20% premium to the sale price of the Savanna Common Shares to be issued in connection with the offerings announced by Savanna on November 22, 2016. See Section 4 of the Circular, “Reasons to Accept the Offer”.

In addition to the Statutory Minimum Condition (as defined herein), the Offer is subject to certain conditions described below in this document, including, without limitation (i) more than 66 2⁄3% of the Savanna Common Shares (calculated on a Fully-Diluted Basis) held by Common Shareholders who are not Interested Common Shareholders having been validly tendered under the Offer and not withdrawn (the “Minimum Tender Condition”), (ii) receipt of all domestic and foreign governmental, regulatory and third party approvals that the Offeror considers necessary or desirable in connection with the Offer, (iii) there not having occurred (in the judgment of the Offeror) any Material Adverse Change in respect of Savanna, (iv) the Company shall not have taken certain actions that could (in the judgment of the Offeror) impair the ability of the Offeror to acquire Savanna Common Shares or materially diminish the economic value to the Offeror of the acquisition of Savanna, and (v) the terms and conditions of the Savanna financing transactions described in its November 22, 2016 news release are consistent with what has been publicly disclosed by Savanna and those transactions do not give rise to obligations or liabilities of Savanna that would constitute a Material Adverse Change (in the judgment of the Offeror). See Section 4 of the Offer, “Conditions of the Offer” for a more detailed description of the conditions of the Offer. In addition, under the rules of the TSX, Total Energy will require the approval of its shareholders to issue the Offeror Common Shares to be distributed by it in connection with the Offer. Total Energy expects that it will call a meeting of its shareholders to consider a resolution to approve the issuance of the Offeror Common Shares in connection with the Offer prior to the Expiry Date. Subject to applicable Canadian Securities Laws (as defined herein), the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Deposited Savanna Common Shares unless each of the conditions of the Offer is satisfied or waived by the Offeror (other than the Statutory Minimum Condition which cannot be waived) prior to the Expiry Time. The deposit period under the Offer may be shortened in certain circumstances, in accordance with applicable Canadian Securities Laws, as a result of actions of Savanna. See Section 5 of the Offer, “Acceleration, Extension and Variation of the Offer”.

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Savanna Common Shares, such that Savanna becomes a wholly-owned subsidiary of Total Energy. Provided the Minimum Tender Condition is met, the Offeror will have a sufficient number of Savanna Common Shares to acquire all of the Savanna Common Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction (as defined herein) or, if a sufficient number of Savanna Common Shares are tendered to the Offer, a Compulsory Acquisition (as defined herein). See Section 20 of the Circular, “Acquisition of Savanna Common Shares not Deposited under the Offer”.

Ownership of the Offeror Common Shares that may be distributed in connection with the Offer involves certain risks. For a discussion of various risk factors you should consider in evaluating the Offer, refer to Section 28 of the Circular, “Risk Factors”.

No Person (including the Depositary, the Information Agent or any dealer manager or any soliciting dealer) has been authorized to give any information or make any representation or warranty on behalf of the Offeror or any of its Affiliates in connection with the Offer other than as contained in the Offer, Circular and Letter of Transmittal and, if given or made, any such information, representation or warranty must not be relied upon as having been authorized by the Offeror, the Depositary, the Information Agent or any dealer manager or any soliciting dealer. Except as set out in this document, no broker, investment dealer or other Person has been appointed as an agent of the Offeror or any of its Affiliates, the Depositary, the Information Agent or any dealer manager for purposes of the Offer.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will tenders be accepted from or on behalf of, Common Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Common Shareholders in any such jurisdiction.

The head office of the Offeror is located at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 and the registered office of the Offeror is located at 4500, 855 – 2nd Street S.W. Calgary, Alberta T2P 4K7.

Various capitalized terms used in this document (including in these cover pages) are defined in the Glossary of this document.

(iii)

Information contained in this document is given as of December 9, 2016, unless otherwise specifically noted or the context otherwise requires. The Offeror does not undertake to update any such information except as require by applicable Canadian Securities Laws. Information in the Offer and Circular related to Savanna has been compiled from public sources. See “Notice Regarding Savanna Information” on pages (v) – (vi) hereof.

QUESTIONS MAY BE DIRECTED TO THE INFORMATION AGENT

North America Toll Free: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

(iv)

NOTICE TO SAVANNA COMMON SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian foreign private issuer that does not have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the Exchange Act, or Regulation 14D promulgated thereunder.

The Offeror Common Shares that will be issued to Common Shareholders have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and are being issued in the United States in reliance on the exemption from the registration requirements of the U.S. Securities Act set out in Rule 802 thereunder (“Rule 802”) and exemptions provided under the securities laws of each applicable state of the United States. Rule 802 provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for securities of a foreign subject company where certain requirements are met. In accordance with Rule 802, the Offer may not be extended to security holders in those states that require registration or qualification.

The Offer is being conducted in accordance with Rule 802, Section 14(e) of the Exchange Act and Regulation 14E promulgated thereunder. The Offeror, a Canadian foreign private issuer, is permitted to prepare the Offer and Circular in accordance with the disclosure requirements of Canadian provincial and Federal Law, and in accordance with Canadian provincial and Federal corporate and takeover offer rules.

The Offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted to prepare the Offer and Circular in accordance with the disclosure requirements in force in Canada. Common Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Common Shareholders in the United States should be aware that the disposition of their Savanna Common Shares and the acquisition of Offeror Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein and such Common Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular.

The enforcement by Common Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of the Offeror and the Company is incorporated under the Laws of Alberta, Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of the Offeror and the Company and said Persons may be located outside the United States. Common Shareholders may not be able to sue the Offeror or the Company or their officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel the Offeror or the Company or their respective affiliates to subject themselves to a U.S. court’s judgment.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED FOR OFFER AND SALE IN THE U.S. STATES OF AL, AK, AZ, AR, CA, CT, DE, DC, FL, IL, KY, LA, MD, MA, MT, NE, NV, NJ, NC, OH, OR, PR, RI, TN, TX, UT, VA, WA, WV AND WY AND NO SUCH OFFER TO SELL OR SALE, OR SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH U.S. STATES EXCEPT TO PERSONS THAT QUALIFY AS EXEMPT INSTITUTIONAL INVESTORS IN SUCH U.S. STATES.

v

Common Shareholders should be aware that, during the period of the Offer, the Offeror or its Affiliates, directly or indirectly, may bid for or make purchases of Offeror Common Shares or Savanna Common Shares, or certain related securities, as permitted by applicable Law or regulations of the United States or Canada or its provinces or territories.

The Offeror Common Shares that will be issued to Common Shareholders will be restricted securities under Rule 144(a)(3) under the U.S. Securities Act to the extent and proportion that the Savanna Common Shares exchanged for such Offeror Common Shares were restricted securities prior to the acquisition. Accordingly, if a Common Shareholder tenders Savanna Common Shares under the Offer that bear a U.S. Securities Act restrictive legend or are held in a restrictive CUSIP, any Offeror Common Shares issued to such Common Shareholder in exchange for such Savanna Common Shares shall also bear a U.S. Securities Act restrictive legend or be held in a restrictive CUSIP. Additionally, any resale of such Offeror Common Shares is subject to the registration requirement of the U.S. Securities Act unless they are resold under an exemption or exclusion from the U.S. Securities Act. Subject to certain limitations, holders of such Offeror Common Shares may resell their Offeror Common Shares outside the United States without registration under in accordance with Regulation S under the U.S. Securities Act. Additionally, the U.S. Securities Act imposes restrictions on Offeror Common Shares held by “affiliates” of the Offeror after the acquisition or who have been “affiliates” of the Offeror within 90 days prior to the acquisition. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Such affiliates (and former affiliates) may also resell Offeror Common Shares pursuant to Rule 144 under the U.S. Securities Act, if available.

CURRENCY

All references to “$” mean Canadian dollars. References to “US$” mean United States dollars.

INFORMATION CONTAINED IN THE OFFER AND CIRCULAR

Certain information in this document has been taken from or is based on documents that are expressly incorporated by reference in this document. All summaries of, and references to, documents that are specified in this document as having been filed, or that are contained in documents specified as having been filed, on SEDAR are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under the Offeror’s profile at www.sedar.com. Common Shareholders are urged to carefully read the full text of those documents, which may also be obtained on request without charge from the Corporate Secretary of the Offeror at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 or by telephone: (403) 698-8445.

This document generally addresses the income tax consequences of the Offer to Common Shareholders under the tax regimes of Canada and the United States. Common Shareholders resident in a jurisdiction other than Canada or the United States should be aware that the disposition of Savanna Common Shares in connection with the Offer may have tax consequences in jurisdictions other than Canada and the United States which are not described herein. Accordingly, Common Shareholders outside Canada and the United States should consult their own tax advisors with respect to the tax considerations applicable to them.

Information contained in this document is given as of December 9, 2016, unless otherwise specifically noted or the context otherwise requires.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Offeror is a reporting issuer or the equivalent in all of the provinces of Canada except Nova Scotia and files its continuous disclosure documents with applicable Securities Regulatory Authorities in Canada. Such documents are available on SEDAR under the Offeror’s profile at www.sedar.com.

NOTICE REGARDING SAVANNA INFORMATION

Except as otherwise indicated herein, the information concerning Savanna contained in this document has been taken from, or is based upon, publicly available information filed by Savanna with various Securities Regulatory Authorities in Canada and other public sources available as at December 9, 2016. As of the date of the Offer, the Offeror has not had access to the non-public books and records of the Company and the Offeror is not in a position to independently assess or verify certain of the information in the Company’s publicly filed documents, including its financial statements. Savanna has not reviewed this document and has not confirmed the accuracy and completeness of the information concerning Savanna contained herein. While the Offeror has no reason to believe that such information is inaccurate or incomplete, the Offeror has no means of verifying the accuracy or completeness of any information contained herein that is derived from publicly available information regarding Savanna or whether there has been any failure by Savanna to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither the Offeror, nor any of the directors or officers of the Offeror, assumes any responsibility for the accuracy or completeness of such information or any failure by Savanna to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to the Offeror or such Persons. See Section 28 of the Circular, “Risk Factors – Risk Factors Related to the Offer and the Offeror”.

NON-IFRS MEASURES

Various documents incorporated by reference herein include certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement IFRS measures by providing further understanding of operations from management’s perspective. Accordingly, non-IFRS measures should never be considered in isolation nor as a substitute for analysis of financial information reported under IFRS. See the Interim MD&A and the Annual MD&A, which are incorporated by reference herein, for a further description of the non-IFRS measures used therein and, in certain instances, a reconciliation from such non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS.

FORWARD-LOOKING STATEMENTS

This document and certain documents incorporated by reference herein contain forward-looking information (“forward-looking information” or “forward-looking statements”) within the meaning of applicable Canadian Securities Laws. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “believe”, “plan”, “intend”, “objective”, “scheduled”, “continuous”, “ongoing”, “estimate”, “expect”, “may”, “will”, “project”, “should”, or similar words suggesting future events, circumstances or outcomes. In particular, this document and certain documents incorporated by reference herein contain forward-looking information relating to the Offer, the Offeror and the Company (and their respective Affiliates), and other statements that are not historical facts. Furthermore, certain statements made in this document and the various documents incorporated by reference herein, including, without limitation, those relating to the tax treatment of Common Shareholders, the satisfaction of the conditions of the Offer, the anticipated successful completion of the Offer, the process and timing for obtaining the Required Regulatory Approvals applicable to the Offer and other approvals, including the approval of the shareholders of the Offeror, the expected Expiry Time, the estimated expenses of the Offer, the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction, the anticipated effect of the Offer, the Offeror’s plans for the Company if the Offer is successful, expected benefits to Common Shareholders of tendering Savanna Common Shares to the Offer, the Offeror’s dividend policy and expectations concerning the payment of a Q1 2017 dividend of the Offeror, Common Shareholders entitlement to dividends and the timing thereof, the Offeror’s capitalization strength following successful completion of the Offer, and other statements that are not historical facts, are also forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. It is important to know that:

•	unless otherwise indicated, forward-looking statements in this document describe the Offeror’s expectations as at December 9, 2016 and, accordingly, are subject to change after such date;

•	forward-looking statements in the documents incorporated by reference herein are as at the dates specified in the applicable documents and are expressly qualified by the statements made therein;

•	the Offeror’s actual results and events could differ materially from those expressed or implied in the forward-looking statements in this document or documents incorporated by reference herein, if known or unknown risks affect the business of the Offeror, or if its estimates or assumptions turn out to be inaccurate. As a result, the Offeror cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned against relying on these forward-looking statements; and

•	the Offeror disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian Securities Laws.

Forward-looking statements are based upon, among other things, the opinions and expectations of management of the Offeror as at the effective date of such statements and, in some cases, information supplied by third parties. Although the Offeror believes the opinions and expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those opinions and expectations will prove to have been correct. The Offeror made a number of assumptions in making forward-looking statements in the Offer and the Circular, including the documents incorporated by reference. In particular, in making these statements, the Offeror has assumed, among other things, that the Offeror will receive the Required Regulatory Approvals applicable to the Offer on the timelines and in the manner currently anticipated and that the other conditions to the Offer will be satisfied on a timely basis in accordance with their terms.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. In addition to specific risk factors noted in the Circular, these risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which the Offeror or Savanna (or any of their respective Affiliates) is a party, an inability to procure regulatory approvals in a timely manner or on terms satisfactory to the Offeror, and new laws and regulations (domestic and foreign). Risks relating specifically to the Offeror’s ability to realize perceived benefits from the proposed combination of the Offeror and Savanna include the Offeror’s inability to successfully integrate the operations of the Offeror and Savanna following completion of the Offer, the Offeror’s inability to retain key Savanna employees following completion of the Offer and the Offeror’s inability to negotiate early termination of Savanna office and operating location leases on terms satisfactory to the Offeror following completion of the Offer in cases (if any) where those leases have lengthy terms. Additional risks to which the Offeror is exposed in the conduct of its business are set out under the heading “Risk Factors” in the AIF, and under the heading “Risk Factors” in the Annual MD&A and Interim MD&A, each of which has been incorporated by reference herein, has been filed with various securities regulatory authorities in Canada and is available under the Offeror’s profile through the SEDAR website at www.sedar.com. Accordingly, readers should not place undue reliance upon the forward-looking statements contained in this document and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.

Forward-looking information respecting the Offer, various terms of the Offer and the anticipated timing of certain steps or events associated with the Offer is based upon various assumptions and factors, including publicly reported financial information concerning Savanna, publicly reported information concerning the number of outstanding Savanna Common Shares and the number of options and other convertible or exchangeable rights and securities granted by Savanna (entitling holders thereof to acquire Savanna Common Shares), advice from professional advisors with respect to statutorily mandated time frames for various applications and steps/events associated with the Offer, that Savanna has made full and accurate disclosure of all material information concerning Savanna in accordance with applicable Canadian Securities Laws (including disclosure of all material contracts and existing and potential contingent liabilities) and that there have been no material changes in the business, affairs, capital, prospects or assets of Savanna since September 30, 2016, except as announced by Savanna on November 22, 2016 and November 28, 2016. Forward-looking information concerning possible synergies and efficiencies that may be achieved upon a combination of the businesses of Total Energy and Savanna and other benefits of a combination of the businesses of Total Energy and Savanna is based upon various assumptions and factors, including (in addition to assumptions and factors noted above and elsewhere in this document), financial information of Savanna available through publicly filed documents and Total Energy’s general industry knowledge and experience. Forward-looking information concerning the business and geographical diversification that may be achieved upon a combination of the businesses of Total Energy and Savanna is based upon various assumptions and factors, including (in addition to assumptions and factors noted above and elsewhere in this document) publicly available information concerning the location and size of various Savanna operating facilities and Total Energy’s general industry knowledge and experience. Forward-looking information concerning the anticipated market capitalization of Total Energy following successful completion of the Offer is based upon various assumptions and factors including the current market capitalization of both Total Energy and Savanna, advice from Total Energy’s financial advisor, the absence of market disruptions that would affect the trading price of the Total Energy common shares and the absence of material adverse changes or developments affecting Total Energy or Savanna.

Additional risk factors could cause actual results or events to differ materially from the results or outcomes expressed or implied by the forward-looking statements in this document and various documents incorporated by reference herein. For a discussion regarding such risks, see, in particular, the sections of the Circular entitled “Purpose of the Offer and Plans for Savanna”, “Certain Information Concerning the Securities of the Offeror”, “Regulatory Matters” and “Risk Factors”, as well as the information contained under the heading “Risk Factors” in each of the AIF, Annual MD&A and Interim MD&A, incorporated by reference in the Offer and the Circular.

The Offeror cautions you that the risks described or referenced in this section are not the only ones that could affect the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely affect the receipt of the Required Regulatory Approvals, the satisfaction or waiver by the Offeror of any of the conditions of the Offer, the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror. Except as otherwise indicated by the Offeror, forward-looking statements do not reflect the potential impact of any special initiatives or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after December 9, 2016. The financial impact of any such special initiatives or transactions may be complex and will depend on the facts particular to each of them. The Offeror, therefore, cannot describe the expected effects in a meaningful way or in the same way it presents known risks affecting its business. Forward-looking statements are presented herein for the purpose of providing information about the Offeror and the Offer and its anticipated impacts.

TABLE OF CONTENTS

NOTICE TO SAVANNA COMMON SHAREHOLDERS IN THE UNITED STATES		V

CURRENCY		VI

INFORMATION CONTAINED IN THE OFFER AND CIRCULAR		VI

AVAILABILITY OF DISCLOSURE DOCUMENTS		VI

NOTICE REGARDING SAVANNA INFORMATION		VII

NON-IFRS MEASURES		VII

FORWARD-LOOKING STATEMENTS		VII

FREQUENTLY ASKED QUESTIONS		1

SUMMARY		6

THE OFFER		15

1.	THE OFFER	15
2.	TIME FOR ACCEPTANCE	16
3.	MANNER OF ACCEPTANCE	17
4.	CONDITIONS OF THE OFFER	21
5.	ACCELERATION, EXTENSION AND VARIATION OF THE OFFER	24
6.	TAKE-UP AND PAYMENT FOR DEPOSITED SAVANNA COMMON SHARES	26
7.	RETURN OF DEPOSITED SAVANNA COMMON SHARES	27
8.	RIGHT TO WITHDRAW DEPOSITED SAVANNA COMMON SHARES	28
9.	NOTICE AND DELIVERY	29
10.	MAIL SERVICE INTERRUPTION	30
11.	CHANGES IN CAPITALIZATION	30
12.	SAVANNA COMMON SHARES NOT DEPOSITED UNDER THE OFFER	31
13.	MARKET PURCHASES	31
14.	OTHER TERMS OF THE OFFER	32

CIRCULAR		34

1.	THE OFFEROR	34
2.	SAVANNA	34
3.	BACKGROUND TO THE OFFER	34
4.	REASONS TO ACCEPT THE OFFER	36
5.	AGREEMENTS RELATING TO THE OFFER	39
6.	ACCEPTANCE OF THE OFFER	40
7.	TREATMENT OF CONVERTIBLE SECURITIES	40
8.	FRACTIONAL SHARES	40
9.	PURPOSE OF THE OFFER AND PLANS FOR SAVANNA	40
10.	UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS	41
11.	CERTAIN INFORMATION CONCERNING SECURITIES OF THE OFFEROR	42
12.	CERTAIN INFORMATION CONCERNING SECURITIES OF SAVANNA	44
13.	BENEFICIAL OWNERSHIP OF AND TRADING IN SECURITIES	46
14.	PREVIOUS PURCHASES AND SALES	47
15.	EFFECT OF THE OFFER ON THE MARKET FOR SAVANNA COMMON SHARES, LISTING AND PUBLIC DISCLOSURE BY THE COMPANY	47
16.	COMMITMENTS TO ACQUIRE SECURITIES OF THE COMPANY	47
17.	ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS; OTHER BENEFITS TO INSIDERS, AFFILIATES AND ASSOCIATES	47
18.	MATERIAL CHANGES AND OTHER INFORMATION	48
19.	REGULATORY MATTERS	48
20.	ACQUISITION OF SAVANNA COMMON SHARES NOT DEPOSITED UNDER THE OFFER	50
21.	CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	53

22.	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	60
23.	EXPENSES OF THE OFFER	65
24.	BENEFITS FROM THE OFFER	65
25.	EXPERTS	65
26.	LEGAL MATTERS	66
27.	DOCUMENTS INCORPORATED BY REFERENCE	66
28.	RISK FACTORS	67
29.	DEALER MANAGER AND SOLICITING DEALER GROUP	70
30.	DEPOSITARY AND INFORMATION AGENT	70
31.	STATUTORY RIGHTS	71
32.	DIRECTORS’ APPROVAL	71

GLOSSARY		72

CERTIFICATE OF TOTAL ENERGY SERVICES INC.		C-1

ANNEX A		A-1

ANNEX B		B-1

FREQUENTLY ASKED QUESTIONS

The questions and answers set out below in this section are not meant to be a substitute for the more detailed information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read each of these documents carefully prior to making any decision to tender or not tender your Savanna Common Shares to the Offer. For ease of reference, cross-references are provided in this section to other sections of the Offer and Circular where you will find more complete information concerning the topics covered below. Unless otherwise defined below in this section, capitalized terms have the meanings ascribed to them in the Glossary of this document.

Who is offering to purchase my Savanna Common Shares?

Total Energy, a leading Canadian energy services corporation, is making the Offer to purchase your Savanna Common Shares. See Section 1 of the Circular, “The Offeror”.

What will I receive in exchange for Savanna Common Shares that I tender to the Offer?

Following the acceptance of the Offer, each Common Shareholder whose Savanna Common Shares are taken up and paid for by the Offeror, will be entitled to receive 0.1300 of a common share of Total Energy for each Savanna Common Share. See Section 1 of the Offer, “The Offer”.

Why should I accept the Offer?

The Offeror believes that the consideration offered for your Savanna Common Shares is a full and fair price and provides a unique opportunity for Common Shareholders to retain equity exposure to the energy services industry through an ownership interest in Total Energy, a company that (together with its predecessors) has consistently demonstrated, over its 20 year history, a focused, disciplined and capital efficient approach to its business that has resulted in steady performance and growth and an industry leading return on equity for its owners. See Section 4 of the Circular, “Reasons to Accept the Offer”.

How long do I have to decide whether to tender to the Offer?

The Offer is open for acceptance until 11:59 p.m. (Pacific Time) on March 24, 2017 unless the Offer is accelerated or extended by the Offeror or withdrawn by the Offeror. The Expiry Time may be extended by the Offeror in certain circumstances. The deposit period under the Offer may be shortened in certain circumstances, in accordance with applicable Canadian Securities Laws, as a result of actions of Savanna. See Section 5 of the Offer, “Acceleration, Extension and Variation of the Offer”.

How do I tender my Savanna Common Shares to the Offer?

If you are a registered Common Shareholder (meaning that a physical certificate or DRS Statement representing your Savanna Common Shares is registered in your name), you must properly complete and execute the accompanying Letter of Transmittal (printed on YELLOW paper) and deposit it, along with the certificate(s) representing your Savanna Common Shares and any other required documents prior to 11:59 p.m. (Pacific Time) on March 24, 2017 in accordance with the rules and instructions set out in the Letter of Transmittal. If you are a registered Common Shareholder and wish to accept the Offer, but are unable to deposit your share certificate(s) by the Expiry Time in accordance with the rules and instructions set out in the Letter of Transmittal, you can accept the Offer by following the procedures for guaranteed delivery described in Section 3 of the Offer, “Manner of Acceptance”.

If you are a non-registered Common Shareholder (meaning that your Savanna Common Shares are held for your benefit in an account maintained with an investment dealer, broker, bank, trust company or other intermediary), you should contact such intermediary if you wish to tender your Savanna Common Shares to the Offer. Intermediaries will likely establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, Common Shareholders who wish to tender their Savanna Common Shares to the Offer and whose Savanna Common Shares are held through an intermediary should promptly and carefully follow the instructions provided to them by their investment dealer, broker, bank, trust company or other intermediary.

Certain non-registered Common Shareholders whose Savanna Common Shares are held in the name of CDS may accept the Offer, through their respective CDS Participant, by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Calgary, Alberta or Toronto, Ontario prior to the Expiry Time. Any financial institution or other entity that is a participant in CDS can cause CDS to make a book-entry transfer of a Common Shareholder’s Savanna Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Common Shareholders who wish to accept the Offer by book-entry transfer should contact the Depositary for assistance. Contact details for the Depositary may be found on the back page of this document. See Section 3 of the Offer, “Manner of Acceptance”.

Shareholders who wish to accept the Offer are invited to contact the Depositary or the Information Agent for assistance with respect to acceptance of the Offer. The Depositary can be contacted at 1-800-564-6253 (Toll free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com, or by using additional contact details found on the back page of this document and the Information Agent can be contacted at 1-877-452-7184 (Toll Free in North America) or 1-416-304-0211 (Collect Outside North America) or by email at assistance@laurelhill.com, or using the information found on the back page of this document. See Section 3 of the Offer, “Manner of Acceptance”.

What if I have lost my Savanna Common Share certificate(s), but wish to tender my Savanna Common Shares to the Offer?

You should complete your Letter of Transmittal to the extent possible and deliver it together with a letter describing the circumstances surrounding the loss to the Depositary. The Depositary will forward such letter to the transfer agent for the Savanna Common Shares and such transfer agent will advise you of the steps that you must take to obtain a replacement certificate for your Savanna Common Shares, which must be received by the Depositary before the Expiry Time. See Section 3 of the Offer, “Manner of Acceptance”.

Will I be able to withdraw previously tendered Savanna Common Shares?

Except as otherwise provided in Section 8 of the Offer, “Right to Withdraw Deposited Savanna Common Shares”, all deposits of Savanna Common Shares under the Offer will be irrevocable.

If I accept the Offer, when will I receive the consideration for my Savanna Common Shares?

If all of the conditions of the Offer are satisfied or waived by it, Total Energy will take up Savanna Common Shares tendered to the Offer (and not withdrawn) within ten (10) calendar days after the Expiry Time and will pay for the Savanna Common Shares taken up as soon as possible, but in any event not later than three (3) Business Days after Savanna Common Shares are taken up under the Offer. Any Savanna Common Shares tendered to the Offer after the first date on which Savanna Common Shares have been taken up by Total Energy will be taken up and paid for not later than ten (10) calendar days after such tender. See Section 6 of the Offer, “Take-Up and Payment for Deposited Savanna Common Shares”.

If I decide not to tender, how will my Savanna Common Shares be affected?

If Total Energy takes up and pays for Savanna Common Shares under the Offer, Total Energy currently intends to take such action as is necessary (including effecting a Compulsory Acquisition or a Subsequent Acquisition Transaction) to acquire any Savanna Common Shares not tendered to the Offer.

If, within 120 days after the date of the Offer, the Offeror takes up and pays for 90% or more of the outstanding Savanna Common Shares (calculated on a diluted basis including exercisable or exchangeable Convertible Securities) under the Offer, the Offeror currently intends to acquire the remainder of the Savanna Common Shares by way of a Compulsory Acquisition for consideration per Savanna Common Share not less than the consideration paid by the Offeror under the Offer.

If, within 120 days after the Expiry Date, the Offeror and any applicable Affiliates hold more than 66 2⁄3%, but less than 90%, of the outstanding Savanna Common Shares (calculated on a diluted basis including exercisable or exchangeable Convertible Securities), excluding Savanna Common Shares held by the Offeror or any Affiliate, other than Savanna Common Shares acquired under this Offer, or if a Compulsory Acquisition is otherwise not available to the Offeror, the Offeror currently intends to use commercially reasonable efforts to acquire the remainder of the Savanna Common Shares by way of a Subsequent Acquisition Transaction for consideration per Savanna Common Share not less than the consideration paid by the Offeror under the Offer.

In connection with any transactions above, you may have dissent rights and the tax consequences may vary from those that will apply to dispositions of Savanna Common Share under the Offer. See Section 20 of the Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer”.

How will Convertible Securities be Treated in the Offer?

The Offer is made only for Savanna Common Shares and is not made for any Convertible Securities (including Options, PSUs, RSUs or DSUs). Holders of Convertible Securities who wish to accept the Offer (with respect to the underlying Savanna Common Shares) should, to the extent permitted by the terms of the Convertible Securities and applicable Law, exercise the rights under such Convertible Securities to acquire Savanna Common Shares and tender the underlying Savanna Common Shares to the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Savanna Common Shares will be available for tender prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance” and Section 7 of the Circular, “Treatment of Convertible Securities”. If any holder of Convertible Securities does not exercise, convert, exchange or settle his/her/its Convertible Securities and deposit any resulting Savanna Common Shares under the Offer prior to the Expiry Time, such Convertible Securities may be replaced with similar convertible securities of the Offeror or may expire or be terminated following the Expiry Time. See Section 7 of the Circular, “Treatment of Convertible Securities”.

What are some of the significant conditions to the Offer?

The Offer is subject to certain conditions (described herein), including, among other things, (i) more than 66 2⁄3% of the Savanna Common Shares (calculated on a Fully-Diluted Basis) held by Common Shareholders who are not Interested Common Shareholders having been validly tendered under the Offer and not withdrawn, (ii) receipt of all domestic and foreign governmental, regulatory and third party approvals that the Offeror considers necessary or desirable in connection with the Offer, (iii) there not having occurred (in the judgment of the Offeror) any Material Adverse Change in respect of Savanna, (iv) the Company shall not have taken certain actions that could (in the judgment of the Offeror) impair the ability of the Offeror to acquire Savanna Common Shares or materially diminish the economic value to the Offeror of the acquisition of Savanna, and (v) the terms and conditions of the Savanna financing transactions described in its November 22, 2016 news release are consistent with what has been publicly disclosed by Savanna and those transactions do not give rise to obligations or liabilities of Savanna that would constitute a Material Adverse Change (in the judgment of the Offeror). See Section 4 of the Offer, “Conditions of the Offer” for a more detailed description of the conditions of the Offer. In addition, approval of the shareholders of Total Energy will be required to permit Total Energy to issue the Offeror Common Shares to be distributed in connection with the Offer. Total Energy expects that it will call a meeting of its shareholders to consider a resolution to approve the issuance of the Offeror Common Shares in connection with the Offer prior to the Expiry Time.

The Offeror acknowledges the debt and equity offerings proposed by Savanna (as described in the news releases disseminated by Savanna on November 22, 2016 and November 28, 2016) and does not expect that completion of those transactions will result in nonfulfillment of any conditions of the Offer provided there are no material terms and conditions of those transactions that have not been publicly disclosed by Savanna and there are no material changes to the publicly disclosed terms of those transactions.

What will happen if the conditions to the Offer are not satisfied?

If the conditions to the Offer are not satisfied or waived by the Offeror, the Offeror will not be obligated to take up, accept for payment or pay for any Savanna Common Shares tendered to the Offer.

Do I have dissent or appraisal rights in connection with the Offer?

No. Common Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Common Shareholders who do not tender their Savanna Common Shares to the Offer may have rights of dissent in the event the Offeror acquires their Savanna Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction.

See Section 20 of the Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer”.

Will I be entitled to any Q1 2017 dividend declared by the Offeror?

If a Common Shareholder tenders his/her/its Savanna Common Shares to the Offer prior to the expiry of the initial deposit period thereunder, such Savanna Common Shares are not withdrawn from the Offer and are taken up and paid for by Total Energy prior to March 31, 2017, Total Energy anticipates that the Common Shareholder will be entitled to participate in any Q1 2017 dividend declared by the directors of Total Energy (as the record date for such dividend is expected to be March 31, 2017). Total Energy currently pays a quarterly dividend of $0.06 per share. See “Section 11 of the Circular, “Certain Information Concerning Securities of the Offeror – Dividends”.

What are the Canadian federal income tax consequences of accepting the Offer?

Subject to the qualifications noted in the Circular, if you are a resident of Canada and hold your Savanna Common Shares as capital property and you sell your Savanna Common Shares under the Offer, you generally will not realize a capital gain (or capital loss) as a result of an automatic tax-deferred “rollover” pursuant to Section 85.1 of the Tax Act.

If you are not a resident of Canada, you generally will not be subject to tax under the Tax Act on any capital gain realized on a disposition of your Savanna Common Shares under the Offer, unless your Savanna Common Shares are “taxable Canadian property”.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the description of Canadian federal income tax considerations set out in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Common Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Savanna Common Shares under the Offer or a disposition of Savanna Common Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

What are the U.S. federal income tax consequences of accepting the Offer?

The exchange of Savanna Common Shares for Offeror Common Shares pursuant to the Offer may be a taxable or a tax-free transaction for U.S. federal income tax purposes (as discussed below in Section 22 of the Circular, “Certain United States Federal Income Tax Considerations”).

A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized on exchange of Savanna Common Shares pursuant to the Offer unless the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States or the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the exchange, and certain other requirements are met.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of a sale of your Savanna Common Shares pursuant to the Offer, or a disposition of your Savanna Common Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction as described herein. For a brief summary of certain U.S. federal income tax consequences of accepting the Offer, see Section 22 of the Circular, “Certain United States Federal Income Tax Considerations”.

Will Savanna continue as a public company?

Following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company to apply to the TSX to delist the Savanna Common Shares from the TSX. See Section 15 of the Circular, “Effect of the Offer on the Market for Savanna Common Shares, Listing and Public Disclosure by the Company”.

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company to cease to be a reporting issuer (or equivalent) under applicable Canadian Securities Laws.

Who can I call with questions about the Offer or for more information?

Questions and requests for assistance concerning the Offer may be directed to:

a)	the Depositary (Computershare Investor Services Inc.) at 1-800-564-6253 (Toll free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com, or by using the additional contact details found on the back page of this document; or

b)	to the Information Agent (Laurel Hill Advisory Group) at 1-877-452-7184 (Toll Free in North America) or 1-416-304-0211 (Collect Outside North America) or by email at assistance@laurelhill.com, or using the additional contact details on the back page of this document.

SUMMARY

The following is a summary only and is qualified in its entirety by the more detailed information contained in the Offer and Circular, the Letter of Transmittal and Notice of Guaranteed Delivery. You should read each of these documents in their entirety. Certain capitalized and other terms used in this summary are defined in the Glossary.

Except as otherwise noted in this document, the information concerning Savanna contained in the Offer and Circular has been taken from, or is based upon, publicly available information filed by Savanna with Securities Regulatory Authorities in Canada and other public sources available as at December 9, 2016. Savanna has not reviewed the Offer and Circular and has not confirmed the accuracy and completeness of the information concerning Savanna contained herein. Neither the Offeror, nor any of the directors or officers of the Offeror or such Persons, assumes any responsibility for the accuracy or completeness of such information or any failure by Savanna to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or such Persons. While the Offeror has no reason to believe that any such information is inaccurate or incomplete, the Offeror has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from publicly available information regarding Savanna or whether there has been any failure by Savanna to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

The Offer

The Offeror is offering to purchase, upon the terms and subject to satisfaction or waiver by the Offeror of the conditions of the Offer, all of the issued and outstanding Savanna Common Shares, including any Savanna Common Shares that may become issued and outstanding (including upon the exercise, exchange or conversion of any Convertible Securities) after the date hereof, but before the Expiry Time.

If the Offeror takes up Savanna Common Shares under the Offer, each Common Shareholder will be entitled to receive 0.1300 of an Offeror Common Share in exchange for each Savanna Common Share tendered to the Offer.

The closing price of the Savanna Common Shares on the TSX on November 23, 2016 was $1.47; the Offeror announced its intention to make the Offer after the close of markets on that date. The closing price of the Savanna Common Shares on the TSX on December 8, 2016, the last trading day prior to the announcement of the Offer, was $1.69.

The closing price of the Offeror Common Shares on the TSX on November 23, 2016 was $13.04; the Offeror announced its intention to make the Offer after the close of markets on that date. The closing price of the Offeror Common Shares on the TSX on December 8, 2016, the last trading day prior to the announcement of the Offer, was $14.00.

The Exchange Ratio was determined by using: (i) $1.45 per share for the Savanna Common Shares (being the price at which Savanna has agreed to issue up to 27,950,000 Savanna Common Shares, as announced by Savanna on November 22, 2016); and (ii) the volume weighted average price of the Offeror Common Shares for the five trading days following November 23, 2016 ($13.40 per share), the date that Total Energy announced its intention to make the Offer. Based on these values, the consideration offered pursuant to the Offer has a value of $1.74 per Savanna Common Share and the Offer represents a 20% premium to the sale price of the Savanna Common Shares to be issued in connection with the offerings announced by Savanna on November 22, 2016. See Section 4 of the Circular, “Reasons to Accept the Offer”.

Based on the Exchange Ratio, it is expected that the Offeror will, subject to any future issuance of Savanna Common Shares or Convertible Securities or any amendments to the Exchange Ratio, issue approximately 15,607,637 Total Shares (representing approximately 50.4% of the issued and outstanding Offeror Common Shares, on a non-diluted basis), under the Offer and any Subsequent Acquisition Transaction or Compulsory Acquisition.

In no event will any Common Shareholder be entitled to a fractional Offeror Common Share. Where the aggregate number of Offeror Common Shares to be issued to a Common Shareholder as consideration under the

Offer would result in a fraction of an Offeror Common Share being issuable, the number of Offeror Common Shares to be received by such Common Shareholder will be either rounded up (if the fractional interest is equal to or exceeds 0.5) or down (if the fractional interest is less than 0.5) to the nearest whole Offeror Common Share.

The Offer is made only for Savanna Common Shares and is not made for any Convertible Securities (including Options, PSUs, RSUs or DSUs). Holders of Convertible Securities who wish to accept the Offer with respect to the underlying Savanna Common Shares should, to the extent permitted by the terms of the Convertible Securities and applicable Law, exercise the rights under such Convertible Securities to acquire Savanna Common Shares and tender the underlying Savanna Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Savanna Common Shares will be available for tender prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance” and Section 7 of the Circular, “Treatment of Convertible Securities”. If any holder of Convertible Securities does not exercise, convert, exchange or settle his/her/its Convertible Securities and deposit any resulting Savanna Common Shares under the Offer prior to the Expiry Time, such Convertible Securities may be replaced with similar convertible securities of the Offeror or may expire or be terminated following the Expiry Time. See Section 7 of the Circular, “Treatment of Convertible Securities”.

The tax consequences to holders of Convertible Securities of exercising or not exercising such securities are not described in the Offer and Circular. Holders of such Convertible Securities should consult their own tax advisors with respect to the potential income tax consequences to them in connection with the decision to exercise or not exercise such securities.

Total Energy

The Offeror is a leading Canadian energy services corporation involved in contract drilling services, rentals and transportation services and the fabrication, sale, rental and servicing of natural gas compression and process equipment. The Offeror operates in Canada, the United States and Australia and sells compression and process equipment to other markets around the world. The Offeror is incorporated under the ABCA. The head office of the Offeror is located at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 and the registered office of the Offeror is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7. See Section 1 of the Circular, “The Offeror”.

Savanna

The Company (through its subsidiaries and Affiliates) provides drilling, well servicing and oilfield equipment rentals in Canada, the United States and Australia. The Company is incorporated under the ABCA. The Company’s registered and head office is located at Suite 800, 311 – 6th Avenue S.W., Calgary, Alberta T2P 3H2. See Section 2 of the Circular, “Savanna”.

Reasons to Accept the Offer

The Offeror believes that the consideration offered by it for the Savanna Common Shares is a full and fair price for the Savanna Common Shares that it proposes to purchase under the Offer. Common Shareholders should consider the following factors, among others, in making a decision whether to accept the Offer.

•	Continued Exposure to the Energy Services Industry through a Corporation with a Superior Track Record and Lower Cost of Capital. Through their 20 year history, Total Energy and its predecessors have taken a focused, disciplined and capital efficient approach to their business and have produced industry leading returns on equity.

•

Total Energy and its Predecessors Have a Demonstrated Track Record of Sensitivity to Equityholder Dilution. Total Energy and its predecessors have been sensitive to the dilutive effect of treasury issuances of securities on equityholder interests and have been judicious in the use of new equity, which, in turn, has protected and enhanced the capital investments of equity holders. The last public equity offering completed by Total Energy and its predecessors was in September 2005 when Total Energy Services Trust, a predecessor of Total Energy raised $27 million. The following table sets out information concerning the comparative capital stewardship record of Total Energy (and its predecessors) and Savanna from October 1, 2005 through September 30, 2016, except where otherwise noted.

Comparative Capital Stewardship Record – Snapshot

	Total Energy	Savanna
Cash returned to shareholders/unitholders, $ million (1), (7)	$178	$95
Cash returned to shareholders/unitholders as % of paid up share capital (2), (7)	201%	9%
Pre-tax Return on equity (4), (7), (13)	19%	-5%
Pre-tax Return on property, plant and equipment (PP&E), goodwill, intangible and other assets (5),(7)	17%	-4%
Change in PP&E, net of PP&E impairment losses, % (6),(7)	379%	520%
Increase in issued and outstanding common shares, % (10)	8%	211%
Increase in net debt, % (8), (9)	27%	439%
Impairment losses, $ million (7)	$0	$1,039
Paid up capital at September 30, 2016, $ million (3)	$89	$1,008
Increase / “-” decrease in market share price % (11)	49%	-94%
Common share ownership of Board of Directors, $ million (12)	$14.7	$0.5
Common share ownership of Named Executive Officers, $ million (12)	$19.3	$0.8

Note:

See Annex B to this document for the relevant notes to the above performance and other measures.

•	Offer Consideration Represents a Unique Opportunity to Acquire Common Shares of the Offeror. As a result of the prudence of Total Energy with respect to treasury issuances of equity to fund growth and operations, potential investors have often found it difficult to obtain a meaningful ownership position in Total Energy common shares, as such shares have not always been readily available for purchase through ordinary market transactions. Under the Offer, holders of Savanna Common Shares will have an opportunity to obtain an ownership interest in Total Energy or enhance their existing Total Energy ownership position.

•	Superior Track Record of Completing and Integrating Acquisitions. Over the last 20 years, Total Energy and its predecessors have completed over 25 acquisitions without ever having recorded an impairment in respect of such acquisitions, including goodwill.

•	The Board of Directors of Savanna has Authorized the Issuance of a Significant Number of Savanna Common Shares at $1.45 per share and the Offer Represents a Meaningful Premium to that Price. On November 22, 2016, Savanna announced that it had entered into two separate agreements to issue, in aggregate, up to 27,950,000 Savanna Common Shares or over 30% of its then outstanding and issued common shares, at a price of $1.45 per share. Those transactions are expected to close on December 15, 2016. As noted elsewhere in this document, the consideration offered pursuant to the Offer represents a 20% premium to that $1.45 per share transaction price.

•	The Directors and Officers of Total Energy are aligned with the Total Energy Shareholders to a Greater Degree than the Directors and Officers of Savanna. The directors and officers of Total Energy own over 8% of the outstanding Total Energy common shares whereas the directors and officers of Savanna own less than 1% of the outstanding Savanna Common Shares.

•	The Offeror Continues to Pay a Dividend. Since 2009, Total Energy has increased its quarterly dividend on three occasions and has never reduced it, making it one of the few North American energy services companies to not reduce or eliminate its dividend during the current industry downturn, which began in 2014. Total Energy currently pays a quarterly dividend of $0.06 per share.

•	Total Energy Expects that a Combination with Savanna Will Give Rise to Operational Efficiencies. Total Energy believes that meaningful synergies and cost efficiencies can be achieved through a combination with Savanna and estimates that at least $10 million of annual cost savings can be realized over time.

•	Strong Pro Forma Balance Sheet. Given Total Energy’s limited debt, unencumbered capital asset base and available unused credit facilities, the Offer will provide Common Shareholders exposure to a well-capitalized energy services business with no liquidity concerns.

•	Exposure to a Larger Entity with a Lower Cost of Capital. The Offer will provide Common Shareholders with an opportunity to retain equity investment exposure to the energy services industry through an ownership interest in a larger and more diverse North American energy services company that is expected to enjoy a lower weighted average cost of capital than Savanna and be better positioned to pursue future growth opportunities.

•	Increased Diversification and Stability. Management of Total Energy believes the combination of Total Energy and Savanna will provide meaningful business and geographical diversification across several key oil and natural gas basins in North America and Australia and provide Common Shareholders with exposure to the relative stability of the Offeror’s Compression and Process Services segment.

•	Liquidity of Consideration. The market capitalization of the combined entity is expected to be in excess of $550 million, which should provide greater capital markets relevance and public liquidity.

•	Likelihood of Completion. Given the existing levels of committed support from Common Shareholders, the payment of premium consideration and the absence of market-out and financing conditions, Total Energy expects that the Offer will be successfully completed.

•	Opportunity to Defer Canadian Taxation on Capital Gains. Taxable Canadian Common Shareholders who receive Offeror Common Shares as consideration under the Offer will generally be entitled to an automatic tax deferred rollover to defer Canadian taxation on any capital gains arising from the disposition of their Savanna Common Shares. See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Lock-Up Agreements

On November 22, 2016, the Offeror entered into support agreements with Common Shareholders who held or exercised control or direction over approximately 43% of the issued and outstanding Savanna Common Shares (calculated on an undiluted basis) as at that date. Those support agreements contemplated multiple transaction structures. Effective November 29, 2016, Total Energy entered into the Lock-Up Agreements with the Locked-Up Shareholders (each of whom had previously signed a support agreement). The Lock-Up Agreements do not contemplate multiple transaction structures. The total number of shares subject to the Lock-Up Agreements represent approximately 44% of the issued and outstanding Savanna Common Shares (prior to giving effect to the issuance of shares by Savanna in connection with the transactions announced by it on November 22, 2016). The November 22, 2016 support agreements are no longer of any force or effect. Under the Lock-Up Agreements, each of the Locked-Up Shareholders has agreed to take all actions necessary to validly deposit under the Offer, or cause to be validly deposited, all of the Savanna Common Shares owned by such Locked-Up Shareholder or over which the Locked-Up Shareholder exercises control or direction (including any other Savanna Common Shares directly or indirectly acquired by or issued to such Locked-Up Shareholder after the date of the applicable Lock-Up Agreement). In addition, the Locked-Up Shareholders have, subject to certain exceptions, agreed not to sell or transfer any of their Savanna Common Shares and not to exercise any statutory or other rights of withdrawal in respect of the Offer. See Section 5 of the Circular, “Agreements Relating to the Offer – Lock-Up Agreements”.

The holders of Savanna Common Shares who have entered into the Lock-up Agreements may terminate their obligations under the Lock-up Agreements in certain circumstances, including to permit them to tender their Savanna Common Shares to a competing transaction offered to Common Shareholders that represents a higher value transaction to Common Shareholders than the Offer, provided the Offeror is given an opportunity to match the other transaction and declines to do so.

Purpose of the Offer and Plans for Savanna

The purpose of the Offer is to enable the Offeror to acquire all outstanding Savanna Common Shares, such that Savanna becomes a wholly-owned subsidiary of Total Energy. Provided the Minimum Tender Condition is met, the Offeror will have a sufficient number of Savanna Common Shares to acquire all of the Savanna Common Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Savanna Common Shares are tendered to the Offer, a Compulsory Acquisition. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Savanna Common Shares acquired under the Offer. Although the Offeror intends to propose either a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Offer’s ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of Savanna or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Offeror reserves the right not to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described in the Circular. See Section 9 of the Circular, “Purpose of the Offer and Plans for Savanna”.

If the Offer is successful, it is anticipated that the board of directors of Savanna will promptly be replaced by nominees of the Offeror. Management of the Offeror anticipates engaging with Savanna management in an effort to retain those members of the Savanna management team who are aligned with the culture and strategy of Total Energy to assist with the future growth and development of the combined entity. With the exception of the foregoing, the Offeror has not developed any specific proposals with respect to Savanna or its operations, or any changes in its assets, business strategies, management or personnel following the acquisition of the Savanna Common Shares under the Offer. The Offeror believes there is cultural and professional compatibility between the Offeror’s and Savanna’s respective employees and it is the Offeror’s intention to integrate both teams following its acquisition of Savanna.

Following the completion of the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, the Offeror intends to cause the Company to apply to the TSX to delist the Savanna Common Shares from the TSX. See Section 15 of the Circular, “Effect of the Offer on the Market for Savanna Common Shares, Listing and Public Disclosure by the Company”.

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company to cease to be a reporting issuer (or equivalent) under applicable Canadian Securities Laws.

Conditions of the Offer

The Offer is subject to certain conditions (described herein), including, among other things, (i) more than 66 2⁄3% of the Savanna Common Shares (calculated on a Fully-Diluted Basis) held by Common Shareholders who are not Interested Common Shareholders having been validly tendered under the Offer and not withdrawn, (ii) receipt of all domestic and foreign governmental, regulatory and third party approvals that the Offeror considers necessary or desirable in connection with the Offer, (iii) there not having occurred (in the judgment of the Offeror) any Material Adverse Change in respect of Savanna, (iv) the Company shall not have taken certain actions that could (in the judgment of the Offeror) impair the ability of the Offeror to acquire Savanna Common Shares or materially diminish the economic value to the Offeror of the acquisition of Savanna, and (v) the terms and conditions of the Savanna financing transactions described in its November 22, 2016 news release are consistent with what has been publicly disclosed by Savanna and those transactions do not give rise to obligations or liabilities of Savanna that would constitute a Material Adverse Change (in the judgment of the Offeror). See Section 4 of the Offer, “Conditions of the Offer” for more information on these conditions and the other conditions of the Offer. In addition, under the rules of the TSX, the approval of the shareholders of Total Energy will be required to permit Total Energy to issue the Offeror Common Shares to be distributed in connection with the Offer. Total Energy expects that it will call a meeting of its shareholders to consider a resolution to approve the issuance of the Offeror Common Shares in connection with the Offer prior to the Expiry Date. Subject to applicable Canadian Securities Laws, the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Deposited Savanna Common Shares unless each of the conditions of the Offer is satisfied or waived by the Offeror (other than the Statutory Minimum Condition which cannot be waived) prior to the Expiry Time.

The Offeror acknowledges the debt and equity offerings proposed by Savanna (as described in the news releases disseminated by Savanna on November 22, 2016 and November 28, 2016) and does not expect that completion of those transactions will result in nonfulfillment of any conditions to the Offer provided there are no material terms and conditions of those transactions that have not been publicly disclosed by Savanna and there are no material changes to the publicly disclosed terms of those transactions.

Time for Acceptance

The Offer is open for acceptance from the date hereof until the Expiry Time, being 11:59 p.m. (Pacific Time) on March 24, 2017 unless the Offer is accelerated or extended by the Offeror or withdrawn by the Offeror. The Expiry Time may be extended by the Offeror in certain circumstances. The deposit period under the Offer may be shortened in certain circumstances, in accordance with applicable Canadian Securities Laws, as a result of actions of Savanna. See Section 5 of the Offer, “Acceleration, Extension and Variation of the Offer”.

Manner of Acceptance

Common Shareholders who wish to accept the Offer must, prior to the Expiry Time, properly complete and execute the accompanying Letter of Transmittal (printed on YELLOW paper) and tender it, or a manually signed facsimile thereof, together with certificate(s) or a DRS Statement representing their Savanna Common Shares and any other documents required by the Letter of Transmittal, to the Depositary at any one of the offices of the Depositary specified in the Letter of Transmittal. Detailed rules and instructions are set out in the Letter of Transmittal. Alternatively, Common Shareholders may accept the Offer by: (i) following the procedures for book-entry transfer of the Savanna Common Shares described in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”; or (ii) following the procedures for guaranteed delivery described in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper), or a manually signed facsimile thereof, in cases where the certificate(s) or DRS Statement representing the Savanna Common Shares is (are) not immediately available, the Common Shareholder cannot complete the procedure for book-entry transfer of the Savanna Common Shares on a timely basis or if the Common Shareholder cannot deliver the certificate(s) or DRS Statement for the applicable Savanna Common Shares, the Letter of Transmittal and all other required documents (if any) to the Depositary prior to the Expiry Time. Common Shareholders who wish to accept the Offer will not be required to pay any fee or commission if they tender their Savanna Common Shares directly to the Depositary.

Common Shareholders whose Savanna Common Shares are held on their behalf, or for their account, by an investment dealer, broker, bank, trust company or other intermediary, should contact their intermediary directly if they wish to accept the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, Common Shareholders wishing to tender their Savanna Common Shares should promptly and carefully follow the instructions provided to them by their investment dealer, broker, bank, trust company or other intermediary.

Take Up and Payment for Deposited Savanna Common Shares

Upon the terms and subject to satisfaction or waiver by Total Energy of the conditions of the Offer (specified in Section 4 of the Offer, “Conditions of the Offer”), the Offeror will take up Savanna Common Shares validly tendered to the Offer and not withdrawn pursuant to Section 8 of the Offer, “Right to Withdraw Deposited Savanna Common Shares”, not later than ten (10) calendar days after the Expiry Time and will pay for the Savanna Common Shares taken up as soon as possible, but in any event not later than three (3) Business Days after Savanna Common Shares are taken up under the Offer. Any Savanna Common Shares tendered to the Offer after the first date on which Savanna Common Shares have been taken up by the Offeror will be taken up and paid for not later than ten (10) calendar days after such tender. See Section 6 of the Offer, “Take-Up and Payment for Deposited Savanna Common Shares”.

Withdrawal of Deposited Savanna Common Shares

Except as otherwise provided in Section 8 of the Offer, “Right to Withdraw Deposited Savanna Common Shares”, all deposits of Savanna Common Shares under the Offer will be irrevocable.

Acquisition of Savanna Common Shares not Deposited under the Offer

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offeror takes up and pays for 90% or more of the outstanding Savanna Common Shares (calculated on a diluted basis including exercisable or exchangeable Convertible Securities) under the Offer, the Offeror currently intends to acquire the remainder of the Savanna Common Shares by way of a Compulsory Acquisition for consideration per Savanna Common Share not less than the consideration paid by the Offeror under the Offer.

If, within 120 days after the Expiry Time, the Offeror holds more than 66 2⁄3%, but less than 90%, of the outstanding Savanna Common Shares (calculated on a diluted basis including exercisable or exchangeable Convertible Securities), or if a Compulsory Acquisition is not available to the Offeror, the Offeror currently intends to use commercially reasonable efforts to acquire the remainder of the Savanna Common Shares by way of a Subsequent Acquisition Transaction for consideration per Savanna Common Share not less than the consideration paid by the Offeror under the Offer.

See Section 20 of the Circular, “Acquisition of Savanna Common Shares not Deposited under the Offer”.

Regulatory Matters

The Offeror’s obligation to take up and pay for Savanna Common Shares tendered under the Offer is conditional upon, among other things, all Required Regulatory Approvals applicable to the Offer (both domestic and foreign) having been obtained on terms satisfactory to the Offeror. See Section 19 of the Circular, “Regulatory Matters”. These approvals include the Competition Act Clearance and the approval of the TSX to list the Offeror Common Shares.

The Offeror has submitted an application to list, on the TSX, the Offeror Common Shares that may be distributed in connection with the Offer. Listing of the Offeror Common Shares will be subject to the Offeror fulfilling all of the applicable listing requirements of the TSX.

Certain Canadian Federal Income Tax Considerations

Subject to the qualifications set out in the Circular, if a Common Shareholder is a resident of Canada and holds Savanna Common Shares as capital property and sells Savanna Common Shares under the Offer, the Common Shareholder generally will not realize a capital gain (or capital loss) as a result of an automatic tax-deferred “rollover” pursuant to Section 85.1 of the Tax Act.

If a Common Shareholder is not a resident of Canada, he/she/it generally will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Savanna Common Shares under the Offer, unless the Savanna Common Shares are “taxable Canadian property”.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the description of Canadian federal income tax considerations set out in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Common Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Savanna Common Shares under the Offer or a disposition of Savanna Common Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Certain United States Federal Income Tax Considerations

The exchange of Savanna Common Shares for Offeror Common Shares pursuant to the Offer may be considered a taxable or a tax-free transaction for U.S. federal income tax purposes depending on certain factors described below in Section 22 of the Circular, “Certain United States Federal Income Tax Considerations”.

A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized on exchange of Savanna Common Shares pursuant to the Offer unless the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States or the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the exchange, and certain other requirements are met.

The foregoing is a brief summary of U.S. federal income tax consequences only and is qualified by the description of U.S. federal income tax considerations set out in Section 22 of the Circular, “Certain United States Federal Income Tax Considerations”. Tax matters are very complicated, and the tax consequences of the Offer to a particular Common Shareholder will depend in part on such Common Shareholder’s circumstances. Accordingly, Common Shareholders are urged to consult their own tax advisors for a full understanding of the tax consequences of the Offer to them, including the applicability of U.S. federal, state, local and non-U.S. income and other tax laws.

See Section 22 of the Circular, “Certain United States Federal Income Tax Considerations”.

Risk Factors

The Offer and ownership of Offeror Common Shares that may be distributed under the Offer are subject to certain risks. In assessing the Offer, Common Shareholders should carefully consider the risks described in the Circular and in the documents incorporated herein by reference. Such risks may not be the only risks applicable to the Offer and the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely affect the successful completion of the Offer or the business, operations, prospects, financial condition, financial performance, cash flows or reputation of the Offeror. See Section 28 of the Circular, “Risk Factors”.

Dealer Manager

The Offeror has retained GMP Securities L.P. (“GMP FirstEnergy”) as its Financial Advisor and dealer manager in connection with the Offer. GMP FirstEnergy has undertaken to form a Soliciting Dealer group to solicit acceptances of the Offer from Common Shareholders. No fee or commission will be payable by a Common Shareholder who tenders his/her/its Savanna Common Shares directly to the Depositary or who makes use of the services of a Soliciting Dealer to accept the Offer.

See Section 29 of the Circular, “Soliciting Dealer”.

Depositary and Information Agent

The Offeror has engaged Computershare Investor Services Inc. to act as the Depositary for the Offer. The Depositary may contact Common Shareholders by mail, telephone, facsimile and email and may request that investment dealers, brokers, banks, trust companies and other nominees forward materials relating to the Offer to beneficial owners of Savanna Common Shares. The Depositary will facilitate book-entry only transfers of Savanna Common Shares tendered under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

The Offeror has also retained Laurel Hill Advisory Group to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

Questions and requests for assistance may be directed to the Depositary or Information Agent for the Offer using the contact information on the back page of this document.

Unaudited Pro Forma Consolidated Financial Statements

Common Shareholders should refer to Annex A to the Circular for the unaudited pro forma consolidated statement of financial position of the Offeror as at September 30, 2016 and the unaudited pro forma consolidated statements of comprehensive loss of the Offeror for the nine-month period ended September 30, 2016 and the year ended December 31, 2015, giving effect to the proposed acquisition of all outstanding Savanna Common Shares under the Offer, as set out herein. Such unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and the Company’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the Offer will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized following consummation of the Offer have been excluded from such unaudited pro forma consolidated financial statements. Common Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

THE OFFER

The accompanying Circular is incorporated into and forms part of this Offer and contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in this Offer and not otherwise defined herein, have the respective meanings ascribed to them in the Glossary of this document unless the context otherwise requires.

December 9, 2016

TO:    THE HOLDERS OF COMMON SHARES OF SAVANNA

1.    THE OFFER

The Offeror hereby offers to purchase, upon the terms and subject to satisfaction or waiver by the Offeror of the conditions of the Offer, all of the issued and outstanding Savanna Common Shares, including any Savanna Common Shares that may become issued and outstanding (including upon the exercise, exchange or conversion of any Convertible Securities) after the date hereof, but before the Expiry Time.

Following acceptance of the Offer, each Common Shareholder whose Savanna Common Shares are taken up by the Offeror will be entitled to receive, in respect of his/her/its Savanna Common Shares, 0.1300 of an Offeror Common Share in exchange for each Savanna Common Share. The Offeror has submitted an application to list, on the TSX, the Offeror Common Shares that may be distributed to Common Shareholders in connection with the Offer. Listing of the Offeror Common Shares will be subject to the Offeror fulfilling all of the applicable listing requirements of the TSX.

The closing price of the Savanna Common Shares on the TSX on November 23, 2016 was $1.47; the Offeror announced its intention to make the Offer after the close of markets on that date. The closing price of the Savanna Common Shares on the TSX on December 8, 2016, the last trading day prior to the announcement of the Offer, was $1.69.

The closing price of the Offeror Common Shares on the TSX on November 23, 2016 was $13.04; the Offeror announced its intention to make the Offer after the close of markets on that date. The closing price of the Offeror Common Shares on the TSX on December 8, 2016, the last trading day prior to the announcement of the Offer, was $14.00.

On November 22, 2016, Savanna announced that it had agreed to issue, through two separate offerings, up to 27,950,000 Savanna Common Shares, representing over 30% of the then issued and outstanding Savanna Common Shares, at a price of $1.45 per share.

The Exchange Ratio was determined by using $1.45 for each Savanna Common Share (being the price at which Savanna has agreed to issue up to 27,950,000 Savanna Common Shares in connection with the transactions announced by Savanna on November 22, 2016) and the volume weighted average price of the Offeror Common Shares for the five trading days following November 23, 2016, the date that Total Energy announced its intention to make the Offer, being $13.40 per share. Based on these values, the consideration offered pursuant to the Offer has a value of $1.74 per Savanna Common Share and the Offer represents a 20% premium to the $1.45 per share price at which Savanna Common Shares are to be issued in connection with the transactions announced by Savanna on November 22, 2016. See Section 4 of the Circular, “Reasons to Accept the Offer”.

In no event will any Common Shareholder be entitled to a fractional Offeror Common Share. Where the aggregate number of Offeror Common Shares to be issued to a Common Shareholder as consideration under the Offer would result in a fraction of an Offeror Common Share being issuable, the number of Offeror Common Shares to be received by such Common Shareholder will be either rounded up (if the fractional interest is equal to or exceeds 0.5) or down (if the fractional interest is less than 0.5) to the nearest whole Offeror Common Share.

The Offer is made only for Savanna Common Shares and is not made for any Convertible Securities (including Options, PSUs, RSUs or DSUs). Holders of Convertible Securities who wish to accept the Offer with respect to the underlying Savanna Common Shares should, to the extent permitted by the terms of the Convertible Securities and applicable Law, exercise the rights under such Convertible Securities to acquire Savanna Common Shares and tender the underlying Savanna Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Savanna Common Shares will be available for tender prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance” and Section 7 of the Circular, “Treatment of Convertible Securities”. If any holder of Convertible Securities does not exercise, convert, exchange or settle his/her/its Convertible Securities and deposit any resulting Savanna Common Shares under the Offer prior to the Expiry Time, such Convertible Securities may be replaced with similar convertible securities of the Offeror or may expire or be terminated following the Expiry Time. See Section 7 of the Circular, “Treatment of Convertible Securities”.

Common Shareholders who do not deposit their Savanna Common Shares under the Offer will not be entitled to any right of dissent or appraisal in connection with the Offer. However, Common Shareholders who do not deposit their Savanna Common Shares under the Offer may have certain rights of dissent if the Offer is successful and the Offeror elects to acquire such Savanna Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including, without limitation, the right to seek judicial determination of the fair value of their Savanna Common Shares. See Section 20 of the Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer”.

The obligation of the Offeror to take up and pay for Savanna Common Shares under the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Common Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Common Shareholders in any such jurisdiction.

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery, all of which are incorporated into and form part of this Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

2.    TIME FOR ACCEPTANCE

The Offer is open for acceptance from the date hereof until 11:59 p.m. (Pacific Time) on March 24, 2017, unless the Offer is accelerated or extended by the Offeror (the “Expiry Time”) or withdrawn by the Offeror pursuant to Section 5 of this Offer, “Acceleration, Extension and Variation of the Offer”. The Offeror will not amend the Offer to cause the Expiry Time to occur earlier than 35 days following the date of the Offer. The deposit period under the Offer may be shortened in certain circumstances, in accordance with applicable Canadian Securities Laws, as a result of actions that may be taken by Savanna. If the Statutory Minimum Condition is satisfied and the other conditions to the Offer are satisfied or waived by the Offeror at the expiry of the initial deposit period under the Offer and the Offeror takes up the Savanna Common Shares deposited under the Offer, the Offeror will make a public announcement confirming those matters and extend the period during which Savanna Common Shares may be deposited and tendered to the Offer for a period of not less than ten (10) Business Days after the date of such announcement. See Section 5 of this Offer, “Acceleration, Extension and Variation of the Offer – Mandatory Extension Period”.

If a Common Shareholder tenders his/her/its Savanna Common Shares to the Offer prior to the expiry of the initial deposit period thereunder, such Savanna Common Shares are not withdrawn from the Offer and are taken up and paid for by Total Energy prior to March 31, 2017, Total Energy anticipates that the Common Shareholder will be entitled to participate in any Q1 2017 dividend declared by the directors of Total Energy (as the record date for such dividend is expected to be March 31, 2017). See “Section 11 of the Circular, “Certain Information Concerning Securities of the Offeror – Dividends”.

3.    MANNER OF ACCEPTANCE

Letter of Transmittal

Registered Common Shareholders (meaning Common Shareholders that have either a physical certificate or a DRS Statement representing Savanna Common Shares registered in their name) may accept the Offer by depositing the following documents with the Depositary, at any one of the offices specified in the Letter of Transmittal, prior to the Expiry Time:

(a)	certificate(s) representing the Savanna Common Shares for which the Offer is accepted (if applicable);

(b)	an executed copy of the Letter of Transmittal, in the form accompanying the Offer (printed on YELLOW paper), or a manually signed facsimile thereof; and

(c)	any other relevant documents required by the rules set out in the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents prior to the Expiry Time at one of the addresses for the Depositary noted on the Letter of Transmittal.

Registered Common Shareholders who cannot comply on a timely basis with these procedures for deposit of the certificate(s) representing their Savanna Common Shares prior to the Expiry Time may utilize the procedure for guaranteed delivery described below in this Section 3.

Non-registered Common Shareholders whose Savanna Common Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly if they wish to tender Savanna Common Shares to the Offer. Intermediaries will likely establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Common Shareholders who wish to tender their Savanna Common Shares to the Offer and whose Savanna Common Shares are held through an intermediary should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Certain non-registered Common Shareholders whose Savanna Common Shares are held in the name of CDS may accept the Offer, through their respective CDS Participant, by following the procedures for book-entry transfer established by CDS, provided that a book-entry transfer through CDSX is received by the Depositary at its office in Calgary, Alberta or Toronto, Ontario prior to the Expiry Time. Any financial institution or other entity that is a participant in CDS can cause CDS to make a book-entry transfer of a Common Shareholder’s Savanna Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Common Shareholders who wish to accept the Offer by book-entry transfer should contact the Depositary for assistance. Contact details for the Depositary may be found on the back page of this document. See “Section 3 of this Offer, Acceptance by Book-Entry Transfer”.

No fee or commission will be payable by a Common Shareholder who tenders his/her/its Savanna Common Shares to the Offer directly to the Depositary (including through a book-entry transfer) or who makes use of the services of a Soliciting Dealer to accept the Offer.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a)	the Letter of Transmittal is signed by the registered owner of the Savanna Common Shares exactly as the name of the registered Common Shareholder appears on the share certificate(s) deposited therewith, and the consideration to be received by such registered Common Shareholder under the Offer is to be delivered directly to such registered Common Shareholder; or

(b)	Savanna Common Shares are tendered to the Offer for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Savanna Common Shares is registered in the name of a Person other than the signatory of a Letter of Transmittal or if the consideration to be received under the Offer is to be delivered to a Person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Method of Delivery

The method of delivery of the certificate(s) or DRS Statement representing Savanna Common Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the tendering Common Shareholder. The Offeror recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained. If the certificate(s) or DRS Statement for Savanna Common Shares and the other documents are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit receipt by the Depositary prior to such time. Delivery will only be effective upon actual receipt of certificate(s) or DRS Statement for such Savanna Common Shares and all other relevant documents by the Depositary.

Common Shareholders who wish to tender Savanna Common Shares to the Offer and whose Savanna Common Shares are held through an intermediary should immediately contact such intermediary in order to take the necessary steps to be able to tender such Savanna Common Shares to the Offer.

Procedure for Guaranteed Delivery

If a registered Common Shareholder wishes to accept the Offer and either: (a) the certificate(s) or DRS Statement representing such Common Shareholder’s Savanna Common Shares is (are) not immediately available; (b) the Common Shareholder cannot complete the procedure for book-entry transfer of the Savanna Common Shares on a timely basis; or (c) such Common Shareholder cannot deliver the certificate(s) or DRS Statement for the applicable Savanna Common Shares, the Letter of Transmittal and all other required documents (if any) to the Depositary by the Expiry Time, those Savanna Common Shares may nevertheless be tendered to the Offer provided that all of the following conditions are met:

(i)	such tender is made only at the principal office of the Depositary in Calgary, Alberta or Toronto, Ontario, by or through an Eligible Institution;

(ii)	a Notice of Guaranteed Delivery (printed on GREEN paper) (or a manually signed facsimile thereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Calgary, Alberta or Toronto, Ontario prior to the Expiry Time; and

(iii)	the certificate(s) or DRS Statement representing the applicable Savanna Common Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof), or, in the case of a book-entry transfer, a DRS Statement representing such Savanna Common Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other required documents required by such Letter of Transmittal, are received at the Calgary, Alberta or Toronto, Ontario office of the Depositary by 11:59 p.m. (Pacific Time) on or before the third trading day on the TSX after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand or couriered or mailed to the Depositary only at its principal office in Calgary, Alberta or Toronto, Ontario or transmitted by facsimile to the number set out on the back page of the Notice of Guaranteed Delivery, and must include a signature guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) (if applicable) and other required documents to an address, or transmission by facsimile (if applicable) to a number, other than as set out on the back page of the Notice of Guaranteed Delivery will not constitute a valid delivery to the Depositary.

Non-registered Common Shareholders

Non-registered Common Shareholders whose Savanna Common Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly if they wish to tender Savanna Common Shares to the Offer. Intermediaries will likely establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Common Shareholders who wish to tender their Savanna Common Shares to the Offer and whose Savanna Common Shares are held through an intermediary should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Acceptance by Book-Entry Transfer

Certain non-registered Common Shareholders whose Savanna Common Shares are held in the name of CDS may accept the Offer, through their respective CDS Participants, by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Calgary, Alberta or Toronto, Ontario prior to the Expiry Time. The Depositary will establish an account at CDS for the purpose of the Offer. Any financial institution or other entity that is a participant in CDS may cause CDS to make a book-entry transfer of a Common Shareholder’s Savanna Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Savanna Common Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Common Shareholders, through their respective CDS Participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS will be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefor such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Common Shareholders who cannot comply on a timely basis with these procedures for book-entry transfer prior to the Expiry Time may utilize the procedure for guaranteed delivery described above in this Section 3.

Common Shareholders whose Savanna Common Shares are registered in the name of an investment dealer, broker, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Savanna Common Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Savanna Common Shares determined by it not to be in proper form, or where the issue of Offeror Common Shares in respect of such deposit may, in the opinion of the Offeror’s legal counsel, be unlawful. The Offeror also reserves the absolute right to, in its sole discretion waive: (a) any of the conditions of the Offer (except the Statutory Minimum Condition); or (b) any defect or irregularity in any deposit of Savanna Common Shares. No deposit of Savanna Common Shares will be considered properly made until all defects and irregularities have been cured or waived to the satisfaction of the Offeror. None of the Offeror, the Depositary or any other Person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set out herein.

Under no circumstances will any amount be payable or paid by the Offeror or the Depositary by reason of any delay in exchanging any Savanna Common Shares or in issuing Offeror Common Shares to any Person on account of Savanna Common Shares taken up under the Offer.

Dividends and Distributions; Liens

Subject to the terms and conditions of the Offer and, in particular, to Savanna Common Shares being validly withdrawn by or on behalf of a depositing Common Shareholder, and except as provided below in this Section 3, by accepting the Offer using the procedures set out above in this Section 3, a Common Shareholder irrevocably assigns to the Offeror, and the Offeror will thereby acquire, free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others, all of the rights and benefits of such Common Shareholder in and to the Savanna Common Shares tendered to the Depositary under the Offer (the “Deposited Savanna Common Shares”) and in and to all rights and benefits arising from such Deposited Savanna Common Shares, including any and all dividends, distributions, payments, securities, property and other interests (collectively, “Distributions” and each individually a “Distribution”), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Savanna Common Shares, or any of them, on and after December 9, 2016 (being the date of the Offer), including any dividends, distributions or payments on such Distributions.

If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of a Common Shareholder, then: (a) the Offeror will be entitled to all rights and privileges as the owner of any such Distribution and such Distribution shall be received and held by such Common Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the Common Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer (in form and substance satisfactory to the Offeror); or (b) in its sole discretion, the Offeror may, in lieu of such remittance or transfer, reduce the amount of the consideration payable to such Common Shareholder under the Offer by deducting from the number of Offeror Common Shares otherwise issuable by the Offeror to the Common Shareholder pursuant to the Offer a number of Offeror Common Shares equal in value to the amount or value of such Distribution, as determined by the Offeror, in its sole discretion.

The declaration or payment of any such Distribution or the distribution or issuance of any such securities, rights or other interests with respect to the Savanna Common Shares, may have tax consequences not discussed in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 22 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their own tax advisors in respect of any such Distribution.

Power of Attorney

The delivery of an executed Letter of Transmittal to the Depositary (or, in the case of Savanna Common Shares deposited by book-entry transfer by the making of a book-entry transfer into the Depositary’s accounts with CDS) irrevocably approves, constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Savanna Common Shares covered by the Letter of Transmittal or book-entry transfer (which Savanna Common Shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), each officer of the Offeror and any other Person designated by the Offeror in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution and re-substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Common Shareholder with respect to the Purchased Securities. The Letter of Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Common Shareholder: (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of the Company; (b) for so long as any Purchased Securities are registered or recorded in the name of such Common Shareholder (whether or not they are now so registered or recorded), to exercise any and all rights of such Common Shareholder, including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents (in form and on terms satisfactory to the Offeror) in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any Person or Persons as the proxy of such Common Shareholder in respect of the Purchased Securities for all purposes, including in connection with any meeting or meetings of holders of relevant securities of the Company (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction); (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Common Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Common Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

A Common Shareholder who accepts the Offer through the use of the Letter of Transmittal (or, in the case of Savanna Common Shares deposited by book-entry transfer, by the making of a book-entry transfer into the Depositary’s accounts with CDS) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Common Shareholder at any time with respect to the Purchased Securities. The Common Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Purchased Securities by or on behalf of the depositing Common Shareholder unless the Purchased Securities are not taken up and paid for under the Offer. A Common Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities taken up and paid for under the Offer at any meeting of holders of relevant securities of the Company (whether annual, special or otherwise or any adjournment or postponement thereof) and not to exercise any other rights or privileges attached to such Purchased Securities, or otherwise act with respect thereto. The Common Shareholder accepting the Offer agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of any such Purchased Securities. Such Common Shareholder further agrees to designate in any such instruments of proxy, the Person or Persons specified by the Offeror as the proxyholder of the Common Shareholder in respect of all or any such Purchased Securities.

Further Assurances

A Common Shareholder who accepts the Offer covenants, under the terms of the Letter of Transmittal (including a Letter of Transmittal deemed to have been delivered by a Common Shareholder who deposits Savanna Common Shares by book-entry transfer), to execute, upon request of the Offeror, any additional documents, transfers and other assurances as the Offeror may reasonably request to complete the sale, assignment and transfer of the Purchased Securities (including, as applicable, Distributions) to the Offeror. All authority conferred or agreed to be conferred under a Letter of Transmittal (including deemed submission in the case of book-entry transfers) delivered by or on behalf of a Common Shareholder is irrevocable may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of such holder and all obligations of the holder therein will be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Binding Agreement

Acceptance of the Offer using the procedures set out above will constitute a binding agreement between a depositing Common Shareholder and the Offeror, effective immediately following the Offeror taking up Savanna Common Shares deposited by such Common Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Common Shareholder that: (a) the Person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made, owns the Deposited Savanna Common Shares, has full power and authority to execute and deliver the Letter of Transmittal or cause the book-entry transfer to be made (as applicable) and to deposit, sell, assign and transfer the Deposited Savanna Common Shares (and any associated Distributions); (b) the Deposited Savanna Common Shares and associated Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Savanna Common Shares or associated Distributions, to any other person; (c) the deposit of the Deposited Savanna Common Shares and associated Distributions complies with applicable Law; (d) when the Deposited Savanna Common Shares and associated Distributions are taken up and paid for by the Offeror in accordance with the terms of the Offer, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others; and (e) the Common Shareholder is not acting for the account or benefit of a person from any jurisdiction in which the acceptance of the Offer would not be in compliance with the Laws of such jurisdiction and is not in, or delivering the Letter of Transmittal, from, such a jurisdiction.

4.	CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, subject to applicable Law, and in addition to (and not in limitation of) the Offeror’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, “Acceleration, Extension and Variation of the Offer”, the Offeror will not take up, purchase or pay for any Savanna Common Shares unless, at 11:59 p.m. (Pacific Time) on March 24, 2017 or such earlier or later time during which Savanna Common Shares may be deposited under the Offer, excluding the Mandatory Extension Period or any extension thereafter, there shall have been validly deposited under the Offer and not withdrawn that number of Savanna Common Shares, that constitutes more than 50% of the outstanding Savanna Common Shares, excluding any Savanna Common Shares beneficially owned, or over which control or direction is exercised, by the

Offeror or by any Person acting jointly or in concert with the Offeror (the “Statutory Minimum Condition”). In the event the Statutory Minimum Condition is not satisfied, the Offeror will have the right to withdraw or terminate the Offer or to extend the period of time during which the Offer is open for acceptance. The Statutory Minimum Condition cannot be waived by the Offeror.

In addition, the Offeror shall have the right to withdraw the Offer and not take up, purchase or pay for any Savanna Common Shares tendered to the Offer, unless all of the following conditions are satisfied or waived by the Offeror prior to 11:59 a.m. (Pacific Time) on March 24, 2017 or such earlier or later time during which Savanna Common Shares may be deposited under the Offer, excluding the Mandatory Extension Period or any extension thereafter:

(a)	more than 66 2⁄3% of the Savanna Common Shares (calculated on a Fully-Diluted Basis) held by Common Shareholders who are not Interested Common Shareholders shall have been validly tendered under the Offer and not withdrawn (the “Minimum Tender Condition”);

(b)	the Required Regulatory Approvals and other third party approvals considered necessary by the Offeror in relation to the Offer shall have been obtained on terms satisfactory to the Offeror in its sole judgment, or in the case of waiting or suspensory periods such periods have expired or been waived or terminated, and no objection or opposition shall have been filed, initiated or made by any Governmental Entity during any applicable statutory or regulatory period which has not been withdrawn, defeated or overcome;

(c)	the Company shall not have adopted or implemented a shareholder rights plan or taken any other action that provides rights to the Common Shareholders to purchase any securities of Savanna as a result of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction;

(d)	there does not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for Savanna Common Shares under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction in respect of any Savanna Common Shares not acquired under the Offer;

(e)	neither Savanna, any of its Affiliates nor any other Person shall have taken any action or authorized, recommended, proposed or announced an intention to take any action: (i) that has had or could have the effect (as determined by the Offeror in its sole judgment) of (a) impairing the ability of the Offeror to acquire Savanna Common Shares, or (b) materially diminishing the expected economic value to the Offeror of the acquisition of Savanna or (ii) that would (as determined by the Offeror in its sole discretion) make it inadvisable for the Offeror to proceed with the Offer and/or take up and pay for Savanna Common Shares tendered to the Offer or acquire Savanna Common Shares under a Compulsory Acquisition or Subsequent Acquisition Transaction;

(f)	without limiting the generality of paragraph (e) above, the Offeror shall have determined, in its sole judgment, that: (i) the terms and conditions of all agreements and other documents entered into by Savanna to implement the financing transactions described in Savanna’s November 22, 2016 news release (including, without limitation, agreements and other documents governing the proposed debt financing between Savanna and Alberta Investment Management Corporation) are consistent with those publicly disclosed by Savanna prior to the date hereof; and (ii) the agreements and other documents referred to above in this paragraph (f) do not contain any terms or conditions inconsistent with those publicly disclosed by Savanna prior to the date hereof or that might give rise to obligations or liabilities of Savanna that would constitute a Material Adverse Change;

(g)	the Offeror shall have determined, in its sole judgment, that (i) no act, action, suit or proceeding shall have been taken, commenced or threatened before or by any Governmental Entity or by any elected or appointed public official or private Person (including any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law; and (ii) no Law shall have been proposed, enacted, promulgated or applied, in any case:

(i)	challenging the validity of the Offer or the Offeror’s ability to maintain or complete the Offer or operate the business of Savanna as the Offeror determines appropriate after completion of the Offer; or

(ii)	to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to the Offeror of the Savanna Common Shares or the right of the Offeror to own or exercise full rights of ownership of the Savanna Common Shares following completion of the Offer; or

(iii)	which, if the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Savanna Common Shares) were consummated, would be expected to result in a Material Adverse Change; or

(iv)	seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of the Company or any of its Subsidiaries or to compel the Offeror or any of its Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or any of its Subsidiaries following completion of the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction);

(h)	the Offeror shall have determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer any event, change, circumstance, development or occurrence that constitutes a Material Adverse Change or could give rise to a Material Adverse Change;

(i)	the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company with any of the Securities Regulatory Authorities or a similar securities regulatory authority in the United States or elsewhere;

(j)	the Offeror shall have determined, in its sole judgment, that:

(i)	no material license, right, permit, franchise, indenture, instrument or agreement to which the Company or any of its Affiliates is a party or by which the Company or any of its Affiliates is bound would, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, be impaired or adversely affected (including as a result of any vesting or acceleration of an obligation or the performance an obligation becoming due prior to a stated date (in each case, either immediately, or after notice or passage of time or both)), if such impairment or effect would constitute a Material Adverse Change or otherwise materially reduce the value to the Offeror of the Savanna Common Shares it proposes to acquire under the Offer; or

(ii)	no covenant, term or condition (individually or in the aggregate) exists in any material license, right, permit, franchise, indenture, instrument or agreement to which the Company or any of its Affiliates is a party or by which the Company or any of its Affiliates is bound which, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated could:

(A)	result in the creation or acceleration of any material liability or obligation of the Offeror, the Company or any of their respective Affiliates;

(B)

result in any default under or cause the suspension or termination of, or give rise to any right of any Person to suspend or terminate, any such license, right, permit, franchise, indenture, instrument or agreement; or

(C)	limit or otherwise adversely affect any material right or benefit of the Company or any of its Affiliates under, or reduce the value, in any material respect, of any such license, right, permit, franchise, indenture, instrument or agreement;

(k)	the Offeror shall have obtained the approval of its shareholders (in form and substance satisfactory to the Offeror in its sole judgment) to issue the Offeror Common Shares to be distributed by it in connection with the Offer; and

(l)	neither the Offeror nor any of its Affiliates shall have entered into a definitive agreement or an agreement in principle with the Company providing for a plan of arrangement, amalgamation, merger, acquisition of assets or other business combination with the Company or for the acquisition of securities of the Company or for the commencement of a new offer for the Savanna Common Shares, pursuant to which the Offeror has determined that this Offer will be terminated.

The Offeror acknowledges the debt and equity offerings proposed by Savanna (as described in the news releases disseminated by Savanna on November 22, 2016 and November 28, 2016) and does not expect that completion of those transactions will result in nonfulfillment of any conditions to the Offer provided there are no material terms and conditions of those transactions that have not been publicly disclosed by Savanna and there are no material changes to the publicly disclosed terms of those transactions.

The foregoing conditions (other than the Statutory Minimum Condition) are for the exclusive benefit of the Offeror and may be asserted by the Offeror, at any time, regardless of the circumstances giving rise to any such condition. Except as otherwise provided below in this Section 4, the Offeror may, in the Offeror’s sole discretion, waive any of the foregoing conditions (other than the Statutory Minimum Condition), in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be considered an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice, or other communication confirmed in writing by the Offeror to that effect, having been given to the Depositary at its principal office in Calgary, Alberta or Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and provide a copy of such notice to the TSX and the Securities Regulatory Authorities, as applicable, and to the extent required by applicable Law, cause the Depositary as soon as is practicable thereafter to notify the Common Shareholders and holders of Convertible Securities in the manner set out in Section 9 of this Offer, “Notice and Delivery”. If the Offer is withdrawn, the Offeror will not be obligated to take up, accept for payment or pay for any Savanna Common Shares tendered to the Offer.

Any determination by the Offeror concerning any event or other matter described in the conditions set out above in this Section 4 will be final and binding on all parties.

5.	ACCELERATION, EXTENSION AND VARIATION OF THE OFFER

The Offer is open for acceptance from the date of the Offer until the Expiry Time (as accelerated or extended, if applicable), subject to variation in the Offeror’s sole discretion or as set out below, unless the Offer is withdrawn by the Offeror. In addition, if the Offeror takes up any Savanna Common Shares under the Offer, the Offer will be extended and remain open for the deposit of Savanna Common Shares for not less than ten (10) days from the date on which the Savanna Common Shares are first taken up.

Subject to the limitations set out below, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Law) to vary the terms of the Offer (including, without limitation, by extending or shortening the period during which Savanna Common Shares may be deposited under the Offer where permitted by Law).

Under applicable Law, the Offeror is required to allow Savanna Common Shares to be deposited under the Offer for an initial deposit period of at least 105 days. The initial deposit period under the Offer may be shortened in the following circumstances, subject to a minimum deposit period of at least 35 days from the date of the Offer: (i) if Savanna issues a deposit period news release in respect of either the Offer or another offeror’s take-over bid that stipulates a deposit period of less than 105 days, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least the number of days from the date of the Offer as stated in the deposit period news release; or (ii) if Savanna issues a news release announcing that it has agreed to enter into, or determined to effect, an Alternative Transaction, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least 35 days from the date of the Offer. In either case, the Offeror intends to vary the terms of the Offer by shortening the initial deposit period to the shortest possible period permitted by applicable Law.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, the terms of the Offer are varied (other than a variation in the terms of the Offer consisting solely of the waiver of a condition of the Offer and any extension of the Offer, other than an extension in respect of the Mandatory Extension Period, resulting from the waiver), including any reduction of the period during which securities may be deposited under the Offer pursuant to applicable Law, or any extension of the period during which securities may be deposited under the Offer pursuant to applicable Canadian Securities Laws, and whether or not such variation results from the exercise of any right contained in the Offer, the Offeror will promptly (a) issue and file a news release to the extent and in the manner required by applicable Law, and (b) send a notice of variation in the manner set out in Section 9 of the Offer, “Notice and Delivery”, to every Person to whom the Offer is required to be sent under applicable Law and whose Savanna Common Shares were not taken up before the date of the variation. If there is a variation, the period during which Savanna Common Shares may be deposited under the Offer must not expire before ten (10) days after the date of the notice of variation. If the Offeror is required to send a notice of variation before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before ten (10) days after the date of the notice of variation, and the Offeror must not take up Savanna Common Shares deposited under the Offer before ten (10) days after the date of the notice of variation. In addition, the Offeror will file a copy of such notice and will provide a copy of such notice in the manner required by applicable Law as soon as practicable thereafter to Savanna, the TSX and the Securities Regulatory Authorities, as applicable. Any notice of variation of the Offer will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary, Alberta or Toronto, Ontario. If the variation consists solely of a waiver of a condition, the Offeror will promptly issue and file a news release announcing the waiver.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular or any notice of change or notice of variation that, in either case, would reasonably be expected to affect the decision of a Common Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an Affiliate of the Offeror unless it is a change in a material fact relating to the Offeror Common Shares), the Offeror will promptly (a) issue and file a news release setting out information concerning the change to the extent and in the manner required by applicable Law, and (b) send a notice of the change in the manner set out in Section 9 of the Offer, “Notice and Delivery”, to every Person to whom the Offer was required to be sent and whose Savanna Common Shares were not taken up before the date of the change. If the Offeror is required to send a notice of change before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before ten (10) days after the date of the notice of change, and the Offeror must not take up Savanna Common Shares deposited under the Offer before ten (10) days after the date of the notice of change. In addition, the Offeror will file a copy of such notice and will provide a copy of such notice in the manner required by applicable Law as soon as practicable thereafter to Savanna, the TSX and the Securities Regulatory Authorities, as applicable. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary, Alberta or Toronto, Ontario.

During any extension or in the event of any variation of the Offer or change in information, all Savanna Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”. Notwithstanding the foregoing, but subject to applicable Law, the Offeror may not make a variation in the terms of the Offer, other than a variation to extend the time during which Savanna Common Shares may be deposited under the Offer or a variation to increase the consideration for the Savanna Common Shares, after the Offeror becomes obligated to take up Savanna Common Shares deposited under the Offer. If the consideration being offered for the Savanna Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Common Shareholders whose Savanna Common Shares are taken up under the Offer, whether or not such Savanna Common Shares were taken up before the increase.

Mandatory Extension Period

In the event the conditions to the Offer are satisfied or waived by the Offeror and the Offeror takes up the Savanna Common Shares deposited under the Offer, the Offeror will issue and file a news release announcing those matters and extend the period during which Savanna Common Shares may be deposited and tendered to the Offer for a period of not less than ten (10) Business Days after the date of such announcement (the “Mandatory Extension Period”). The Offeror will not amend the Offer to shorten or eliminate the Mandatory Extension Period.

A Mandatory Extension Period will constitute an extension of the Offer under Canadian Securities Laws. The Offeror’s news release (with respect to the Mandatory Extension Period), will include disclosure that the Minimum Tender Condition has been satisfied, the number of Savanna Common Shares deposited and not withdrawn as of the expiry of the initial deposit period and the period during which the Offer will be open for acceptance; such news release will be provided to the Depositary and the Offeror will cause the Depositary to provide, as soon as practicable thereafter, a copy of such news release in the manner set out in Section 9 of the Offer, “Notice and Delivery” to all Common Shareholders that have not had their Savanna Common Shares taken up pursuant to the Offer at the date of the extension. The same form and amount of consideration will be paid to Common Shareholders depositing Savanna Common Shares during the Mandatory Extension Period as was paid prior to the commencement of such period. The Offeror will permit the withdrawal of Savanna Common Shares deposited during the Mandatory Extension Period, at any time prior to the expiration of such Mandatory Extension Period; provided, however, that this right of withdrawal will not apply in respect of Savanna Common Shares which have been taken up and paid for by the Offeror. Subject to the foregoing sentence, the expiration time with respect to a subsequent Offer shall be 11:59 p.m. (Pacific Time) on the last day of the Mandatory Extension Period.

6.	TAKE-UP AND PAYMENT FOR DEPOSITED SAVANNA COMMON SHARES

Upon the terms and subject to the satisfaction or waiver by the Offeror of conditions of the Offer (specified in Section 4 of this Offer, “Conditions of the Offer”), the Offeror will take up Savanna Common Shares validly tendered to the Offer and not withdrawn pursuant to Section 8 of this Offer, “Right to Withdraw Deposited Savanna Common Shares”, not later than ten (10) calendar days after the Expiry Time and will pay for the Savanna Common Shares taken up as soon as possible, but in any event not later than three (3) Business Days after taking up the Savanna Common Shares. Any Savanna Common Shares tendered to the Offer after the first date on which Savanna Common Shares have been taken up by the Offeror will be taken up and paid for not later than ten (10) calendar days after such tender. See also Section 5 of this Offer, “Acceleration, Extension and Variation of the Offer – Mandatory Extension Period” above.

Subject to applicable Law, the Offeror expressly reserves the right, in its sole discretion, to delay taking up and paying for any Savanna Common Shares or to terminate the Offer and not take up or pay for any Savanna Common Shares under the Offer if any condition specified in Section 4 of this Offer, “Conditions of the Offer” is not satisfied or waived by the Offeror, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta or Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Savanna Common Shares in order to comply, in whole or in part, with any Law.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Savanna Common Shares validly tendered and not validly withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Deposited Savanna Common Shares under the Offer at the principal office of the Depositary in Calgary, Alberta or Toronto, Ontario.

The Offeror will pay for Savanna Common Shares validly tendered to the Offer and not withdrawn by delivering the requisite number of Offeror Common Shares to the Depositary for transmittal to depositing Common Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to Persons depositing Savanna Common Shares, regardless of any delay in making payment for those shares. No physical certificate(s) for Offeror Common Shares will be issued to Common Shareholders. A Direct Registration System statement (a “DRS Statement”) will be delivered by the Depositary evidencing the electronic registration of the Offeror Common Shares that will be held in the name of the applicable Common Shareholders.

The Depositary will act as the agent of the Persons who have tendered Savanna Common Shares to the Offer for the purposes of receiving payment under the Offer and transmitting that payment to such Persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by those Persons who have properly deposited Savanna Common Shares under the Offer.

Settlement with each Common Shareholder who has validly tendered and not validly withdrawn Savanna Common Shares under the Offer will be made upon the Depositary forwarding the DRS Statement(s) for the Offeror Common Shares to which such Common Shareholder is entitled.

Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the DRS Statement(s) will be issued in the name of the registered Common Shareholder of the Savanna Common Shares so tendered. Unless the Person depositing the Savanna Common Shares instructs the Depositary to hold the DRS Statement(s) representing the Offeror Common Shares for pick-up by checking the appropriate box in the Letter of Transmittal, the DRS Statement(s) will be forwarded by first class insured mail to such Person at the address specified in the Letter of Transmittal. If no such address is specified, the DRS Statement(s) will be sent to the address of the Common Shareholder as shown on the list of Common Shareholders provided by the Company to the Offeror. DRS Statements mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Common Shareholder.

No Offeror Common Shares will be delivered to any Person who is, or appears to the Offeror or the Depositary to be, a resident of any other foreign country unless such Offeror Common Shares may be lawfully delivered to Persons resident in such foreign country without further action by the Offeror. If the Offeror Common Shares cannot be lawfully delivered to a Person resident in a foreign country without further action, such Offeror Common Shares will be delivered by the Depositary to a broker retained for the purpose of effecting a sale on behalf of such person.

Common Shareholders who wish to accept the Offer will not be required to pay any fee or commission if they tendered their Savanna Common Shares directly to the Depositary.

7.	RETURN OF DEPOSITED SAVANNA COMMON SHARES

If any Deposited Savanna Common Shares are not taken-up and paid for under the Offer for any reason, or if certificates or DRS Statements are submitted for more Savanna Common Shares than are tendered, the Offeror will issue and file a news release to that effect in accordance with applicable Canadian Securities Laws and a certificate or certificates for Savanna Common Shares that are not taken-up and paid for will be returned (or, where applicable, a new DRS Statement will be issued), at the Offeror’s expense, to the depositing Common Shareholder following the Expiry Time or the termination of the Offer. Unless otherwise directed in the Letter of Transmittal, certificates or DRS Statements representing Savanna Common Shares not taken-up and paid for will be forwarded to the address of the registered Common Shareholder as shown on the list of Common Shareholders provided to the Offeror by the Company or in the case of Savanna Common Shares deposited by book-entry transfer pursuant to the procedures set out in Section 3 of this Offer, “Manner of Acceptance – Acceptance of Book-Entry Transfer”, by crediting the securities ledger position of the ledger account maintained by the applicable CDS Participant in the amount of the Savanna Common Shares not taken-up and paid for.

8.	RIGHT TO WITHDRAW DEPOSITED SAVANNA COMMON SHARES

Except as otherwise noted in this Section 8 or as otherwise required by applicable Law, all Savanna Common Shares tendered under the Offer will be irrevocable. Unless otherwise required or permitted by applicable Law, any Savanna Common Shares tendered in acceptance of the Offer may only be withdrawn by or on behalf of the depositing Common Shareholder:

(a)	at any time before the deposited Savanna Common Shares have been taken up by the Offeror under the Offer;

(b)	at any time before the expiration of ten (10) calendar days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, or any notice of change or notice of variation, in either case, that would reasonably be expected to affect the decision of a Common Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an Affiliate of the Offeror unless it is a change in a material fact relating to the Offeror Common Shares) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation in the terms of the Offer consisting solely of an increase in the consideration offered for the Savanna Common Shares under the Offer where the Expiry Time is not extended for a period greater than ten (10) calendar days, or a variation consisting solely of a waiver of one or more conditions of the Offer, or both);

is mailed, delivered, or otherwise properly communicated, but subject to abridgment of that period pursuant to such order or orders as may be granted by applicable courts or Securities Regulatory Authorities and only if such Deposited Savanna Common Shares have not been taken up by the Offeror at the date of the notice; or

(c)	if such Savanna Common Shares have not been paid for by the Offeror within three (3) Business Days from the date the Offeror takes up the Savanna Common Shares.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at the place of deposit of the relevant Savanna Common Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits set out above. Any such notice of withdrawal must: (a) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy of such notice; (b) be signed by or on behalf of the Person who signed the Letter of Transmittal that accompanied the Savanna Common Shares to be withdrawn (or Notice of Guaranteed Delivery); (c) specify the number of Savanna Common Shares to be withdrawn, the name of the registered Common Shareholder and the certificate number shown on the share certificate(s) representing the Savanna Common Share to be withdrawn; and (d) be actually received by the Depositary at the place of deposit for the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof). No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered Common Shareholder exactly as the name of the registered Common Shareholder appears on the certificate(s) representing Savanna Common Shares deposited with the Letter of Transmittal or if the Savanna Common Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal.

Alternatively, if Savanna Common Shares have been deposited using the procedures for book-entry transfer, as set out in Section 3 of this Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS to be credited with the withdrawn Savanna Common Shares and otherwise comply with the procedures of CDS.

A withdrawal of Savanna Common Shares tendered to the Offer can only be accomplished in accordance with the procedures described above in this Section 8. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

Investment dealers, brokers, banks, trust companies or other intermediaries may set deadlines for the withdrawal of Savanna Common Shares deposited under the Offer that are earlier than those noted above in this Section 8. Common Shareholders should contact their intermediary for assistance.

All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding on all parties. There will be no duty or obligation on the Offeror, the Depositary or any other Person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for the Savanna Common Shares or is unable to take up or pay for Savanna Common Shares for any reason, then, without prejudice to the Offeror’s other rights under the Offer, the Depositary may, subject to applicable Law, retain on behalf of the Offeror all Deposited Savanna Common Shares and Distributions, and such Savanna Common Shares may not be withdrawn except to the extent that depositing Common Shareholders are entitled to withdrawal rights as set out in this Section 8 or pursuant to applicable Law.

Withdrawals may not be rescinded and any Savanna Common Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Savanna Common Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of this Offer, “Manner of Acceptance”.

In addition to the rights of withdrawal described above in this Section 8, Common Shareholders in the provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 31 of the Circular, “Statutory Rights”.

9.	NOTICE AND DELIVERY

Without limiting any other lawful means of giving notice, any notice that the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to registered Common Shareholders (and to registered holders of Convertible Securities) if it is mailed by prepaid first class mail to the registered Common Shareholders (or registered holders of Convertible Securities) at their respective addresses appearing in the list of shareholders (and list of holders of Convertible Securities) provided to the Offeror by the Company and will be deemed, unless otherwise specified by applicable Law, to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Common Shareholders (or registered holders of Convertible Securities) and notwithstanding any interruption of mail service in Canada following mailing. Except as otherwise required or permitted by Law, in the event of any interruption of mail service in Canada, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. Except as otherwise required or permitted by Law, if post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice that the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Common Shareholders (and registered holders of Convertible Securities) if: (a) it is given to the TSX for dissemination through its facilities; (b) if it is published once in the National Edition of The Globe and Mail or the National Post; or (c) it is given to the Marketwired News Wire Service for dissemination through its facilities.

Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Common Shareholders (and registered holders of Convertible Securities) by first class mail, postage prepaid or made available in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar Persons whose names, or the names of whose nominees, appear on the security holder lists of the Company provided to the Offeror, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of Common Shares when such lists or listings are received.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office of the Depositary at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

10.	MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, any relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to such relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary in Calgary, Alberta or Toronto, Ontario until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding the provisions set out under Section 6 of this Offer, “Take-Up and Payment for Deposited Savanna Common Shares”, any relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered upon being made available for delivery to the depositing Common Shareholder at the office of the Depositary in Calgary, Alberta or Toronto, Ontario. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with the provisions set out under Section 9 of this Offer, “Notice and Delivery”.

11.	CHANGES IN CAPITALIZATION

If, on or after the date of the Offer, the Company should divide, combine, reclassify, consolidate, convert or otherwise change any of the Savanna Common Shares or its capitalization, issue, grant or sell any securities that are convertible into or exchangeable or exercisable for Savanna Common Shares or other rights to purchase Savanna Common Shares, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of this Offer, “Conditions of the Offer”, make such adjustments to the consideration to be received by Common Shareholders under the Offer or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor) as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change.

If, on or after the date of the Offer, Savanna should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Savanna Common Shares, which is or are payable or distributable to Common Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the securities register maintained by or on behalf of Savanna in respect of Savanna Common Shares taken-up and paid for under the Offer, then (and without prejudice to the Offeror’s rights under Section 4 of the Offer, “Conditions of the Offer”): (a) in the case of any such cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Common Shareholder for the account of the Offeror until the Offeror pays for such Savanna Common Shares and the purchase price per Savanna Common Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividends, distributions or payments that in an aggregate amount exceeds the consideration per Savanna Common Share payable by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, securities, property, rights, assets or other interests, the whole of any such dividend, distribution or payment of securities, property, rights, assets or other interests (and not simply the portion that exceeds the purchase price per Savanna Common Share payable by the Offeror under the Offer) will be received and held by the depositing Common Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer (in form and substance satisfactory to the Offeror). Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or payment of securities, property, rights, assets or other interests and may withhold the entire consideration payable by the Offeror under the Offer or deduct from the consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The Offeror acknowledges the debt and equity offerings proposed by Savanna (as described in the news releases disseminated by Savanna on November 22, 2016 and November 28, 2016) and does not expect that completion of those transactions will result in nonfulfillment of any conditions to the Offer provided there are no material terms and conditions that have not been publicly disclosed by Savanna and there are no material changes to the publicly disclosed terms of those offerings.

12.	SAVANNA COMMON SHARES NOT DEPOSITED UNDER THE OFFER

The purpose of the Offer is to enable the Offeror to acquire all outstanding Savanna Common Shares. Provided the Minimum Tender Condition is met, the Offeror will have a sufficient number of Savanna Common Shares to acquire all of the Savanna Common Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Savanna Common Shares are tendered, a Compulsory Acquisition, as discussed in Section 20 of the Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer”.

13.	MARKET PURCHASES

The Offeror reserves the right to, and may, acquire or cause an Affiliate to acquire beneficial ownership of Savanna Common Shares by making purchases through the facilities of the TSX at any time, and from time to time, prior to the Expiry Time subject to and in accordance with applicable Law. In no event, however, will the Offeror (or its Affiliates) make any such purchases of Savanna Common Shares until the third Business Day following the date of the Offer and the Offeror shall comply with the following requirements under Section 2.2(3) of NI 62-104, in the event it decides to make any such purchases:

(a)	such intention shall be stated in a news release issued and filed at least one Business Day prior to making such purchases;

(b)	the aggregate number of Savanna Common Shares beneficially acquired shall not exceed 5% of the outstanding Savanna Common Shares as of the date of the Offer, calculated in accordance with applicable Law;

(c)	the purchases shall be made in the normal course through the facilities of the TSX;

(d)	the Offeror shall issue and file a news release containing the information required under applicable Law immediately after the close of business of the TSX on each day on which Savanna Common Shares have been purchased; and

(e)	the broker involved in such trades shall provide only customary broker services and receive only customary fees or commissions, and no solicitation for the sale or purchase of Savanna Common Shares shall be made by the Offeror or its agents (other than under the Offer) or the seller or its agents.

Purchases pursuant to Section 2.2(3) of NI 62-104 will not be counted in any determination as to whether the Statutory Minimum Condition has been fulfilled, but will be counted in determining whether the Minimum Tender Condition has been satisfied.

Although the Offeror has no present intention to sell Savanna Common Shares taken up under the Offer, the Offeror reserves the right to make or enter into agreements, commitments or understandings prior to the Expiry Time to sell any of such Savanna Common Shares after the Expiry Time, subject to applicable Law and to compliance with Section 2.7(2) of NI 62-104. For the purposes of this Section 13, the “Offeror” includes any Person acting jointly or in concert with the Offeror.

14.	OTHER TERMS OF THE OFFER

No Person (including the Depositary, the Information Agent or any dealer manager or any soliciting dealer) has been authorized to give any information or make any representation or warranty on behalf of the Offeror or any of its Affiliates in connection with the Offer other than as contained in the Offer, Circular and Letter of Transmittal and, if given or made, any such information, representation or warranty must not be relied upon as having been authorized by the Offeror, the Depositary, the Information Agent or any dealer manager or any soliciting dealer. Except as set out in this document, no broker, investment dealer or other Person has been appointed as an agent of the Offeror or any of its Affiliates, the Depositary, the Information Agent or any dealer manager for purposes of the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein, without reference to any conflict of laws principles that might result in the application of the laws of another jurisdiction. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to such agreement.

The Offeror reserves the right to transfer to one or more Affiliates of the Offeror the right to purchase all or any portion of the Savanna Common Shares deposited under the Offer, but any such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of Persons depositing Savanna Common Shares to receive payment for Savanna Common Shares validly deposited and accepted for payment under the Offer.

In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to (nor will deposits of Savanna Common Shares be accepted from or on behalf of) Common Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Common Shareholders in any such jurisdiction.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular and the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity (including of receipt) of any acceptance of the Offer and any withdrawal of Savanna Common Shares, including the satisfaction or non-satisfaction of any condition, and reserves the right to reject any and all deposits that the Offeror determines not to be in proper form or that may be unlawful to accept under the Laws of any applicable jurisdiction. The Offeror reserves the right to waive any defect or irregularity in any deposit or notice of withdrawal with respect to any Savanna Common Share and the accompanying documents or any particular Common Shareholder or to permit the Offer to be accepted in any manner other than as set out in the Offer. There will be no duty or obligation on the Offeror, the Depositary, the Information Agent, any dealer manager or any soliciting dealer or any other Person to give notice of any defect or irregularity in any deposit or notice of withdrawal, and no liability will be incurred by any of them for failure to give any such notice.

The provisions of the Glossary, Frequently Asked Questions, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, are incorporated into and form part of the terms and conditions of the Offer.

Where the Offer provides that the time for the taking of any action, the doing of anything or the end of any period, expires or falls upon a day that is not a Business Day, the time shall be extended and action may be taken, the thing may be done or the period shall end as the case may be, on the next Business Day.

The Offer and the accompanying Circular together constitute the take-over bid circular required under applicable Securities Laws with respect to the Offer. Common Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: December 9, 2016

TOTAL ENERGY SERVICES INC.

(signed) DANIEL K. HALYK
President and Chief Executive Officer

CIRCULAR

This Circular is furnished in connection with the accompanying Offer, dated December 9, 2016, by the Offeror to purchase, upon the terms and subject to the satisfaction or waiver by the Offeror of conditions described therein, all of the issued and outstanding Savanna Common Shares, including any Savanna Common Shares that may become outstanding (including upon the exercise, conversion or exchange of any Convertible Securities) after the date hereof and prior to the Expiry Time. The terms and provisions of the Offer, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Capitalized terms used in this Circular and not otherwise defined herein, shall have the respective meanings ascribed thereto in the Glossary unless the context otherwise requires.

1.	THE OFFEROR

The Offeror is a leading Canadian energy services company involved in contract drilling services, rentals and transportation services and the fabrication, sale, rental and servicing of natural gas compression and process equipment, is making the Offer to purchase your Savanna Common Shares. The Offeror has operations in Canada, the United States and Australia and sells compression and process equipment to other markets around the world. The Offeror is incorporated under the ABCA. The head office of the Offeror is located at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4 and the registered office of the Offeror is located at 4500, 855-2nd Street S.W., Calgary, Alberta, Canada T2P 4K7.

For the year ended December 31, 2015, the Offeror had total revenues of approximately $283.2 million and net earnings of approximately $8.7 million. For the nine month period ended September 30, 2016, the Offeror had total revenues of approximately $140.4 million and a net loss of approximately $8.2 million.

Upon successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Common Shareholders who receive Offeror Common Shares under the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction will become shareholders of the Offeror. Additional information concerning the Offeror Common Shares is set out in Section 11 of the Circular, “Certain Information Concerning Securities of the Offeror”.

For further information regarding the Offeror, refer to the Offeror’s filings with the applicable Securities Regulatory Authorities in Canada, which may be obtained through SEDAR at www.sedar.com, including the documents incorporated herein by reference herein (see Section 27 of this Circular, “Documents Incorporated by Reference”).

2.	SAVANNA

The Company (through its subsidiaries and Affiliates) provides drilling, well servicing, and oilfield equipment rentals in Canada, the United States and Australia. The Company is incorporated under the ABCA. The Company’s registered and head office is located at Suite 800, 311 – 6th Avenue S.W., Calgary, Alberta T2P 3H2.

For further information regarding the Company, refer to the Company’s filings with applicable Securities Regulatory Authorities in Canada, which may be obtained through SEDAR at www.sedar.com.

3.	BACKGROUND TO THE OFFER

During 2016, various investment banking firms and institutional shareholders have promoted the need for industry consolidation within the energy services industry and Total Energy has received numerous proposals regarding specific combination opportunities.

On September 16, 2016, a representative of a large institutional shareholder of the Company contacted Mr. Daniel Halyk, the President and Chief Executive Officer of the Offeror to discuss the state of the energy services industry and the business and affairs of Total Energy in general. (It is very common for Mr. Halyk to receive calls of this nature). During the course of that conversation, Mr. Halyk discussed the significant challenges facing the oilfield services industry and the perceived need for industry consolidation. The shareholder representative suggested to Mr. Halyk that Total Energy might wish to consider a business combination with Savanna and volunteered that, if Total Energy were interested in pursuing such business combination, the shareholder would support the merger at current market prices without a premium, having regard to concerns raised by Mr. Halyk about the significant amount of debt carried by Savanna. Subsequent to this discussion, Mr. Halyk contacted a second institutional shareholder of Savanna known to him and inquired as to whether that shareholder would be prepared to support the merger of Total Energy and Savanna without the payment of a premium by either party. At that time, the shareholder was non-committal, but did indicate the proposed transaction appeared to have merit. Following these conversations, senior management of Total Energy undertook a preliminary assessment of Savanna to determine whether a business combination would be feasible and desirable. That analysis confirmed Mr. Halyk’s preliminary assessment regarding the level of outstanding Savanna indebtedness, the perception of Savanna’s need to refinance such debt and views regarding the value and utility of certain Savanna equipment, notably its shallow drilling rigs and rental equipment fleet. Based on such analysis, Mr. Halyk discussed the possibility of a business combination involving Savanna with the Chairman of the board of directors of Total Energy (Mr. Bruce Pachkowski) and further analysis was undertaken by senior management of Total Energy.

Based on his limited conversations with Savanna institutional shareholders and analysis undertaken by senior Total Energy personnel, Mr. Halyk arranged for a meeting with senior management of Savanna through GMP FirstEnergy, although GMP FirstEnergy had not yet been formally retained by Total Energy. On September 23, 2016, Mr. Halyk and Mr. Cam Danyluk, the Vice-President Legal and General Counsel of the Offeror, met with Mr. Chris Strong, the President and Chief Executive Officer of the Company and Mr. Dwayne LaMontagne, the Chief Financial Officer of the Company and Mr. Dean Willner of GMP FirstEnergy, to discuss the concept of a merger between Savanna and Total Energy. During that meeting, the benefits of the merger were discussed as well as the ability of the combined entity to refinance Savanna’s existing debt on more favourable terms given the strength of Total Energy’s balance sheet and lower cost of capital. This meeting concluded with each group confirming that they would conduct further analysis, seek input from their respective boards of directors and, if necessary, financial advisors, and meet at a subsequent time to discuss the proposed business combination.

After several weeks had elapsed without follow-up from Savanna, Mr. Halyk requested that representatives of GMP FirstEnergy (not then formally engaged by Total Energy) contact representatives of Savanna and inquire as to the status of Savanna’s consideration of the merger concept. GMP FirstEnergy reported to Total Energy that the Savanna directors had considered the matter and had determined that Savanna would be better positioned to remain a stand-alone entity rather than pursuing a business combination with Total Energy. Mr. Halyk then followed up with Mr. Strong to arrange a luncheon meeting among the respective board chairmen and chief executive officers of Total Energy and Savanna.

Mr. Halyk discussed the concept of a merger between Savanna and Total Energy with two additional institutional shareholders of Savanna during the week of November 14, 2016 and the ability of such shareholders to enter into support agreements in respect of a combination transaction.

On November 17, 2016, senior representatives of Total Energy (Mr. Halyk and Mr. Bruce Pachkowski) attended the previously arranged luncheon with senior Savanna personnel (Mr. Strong and Mr. James Saunders (Chairman of the board of directors of Savanna)), with the intention of discussing a business combination between Total Energy and Savanna. While Messrs. Strong and Saunders elected not to join Messrs. Halyk and Pachkowski for lunch, a brief discussion among the four occurred. Mr. Halyk noted that the concept of merging Total Energy and Savanna appeared to have support from a number of significant shareholders of Savanna. Mr. Saunders advised that Savanna was not interested in pursuing combination discussions with Total Energy, but that Savanna would consider any proposal put forward by Total Energy. Mr. Halyk advised Messrs. Saunders and Strong that Total Energy would look to put a proposal forward during the following week.

Subsequent to the November 17, 2016 meeting, Mr. Halyk instructed legal counsel to prepare a draft proposal for submission to Savanna as well as draft support agreements reflecting the terms previously discussed with various Savanna institutional shareholders. Following the incorporation of revisions suggested by certain institutional shareholders, formal support agreements (which contemplated multiple transaction structures including a plan of arrangement premised on support from Savanna) were executed and delivered on November 22, 2016. Subsequent to the signing of those support agreements and prior to Total Energy providing Savanna with a proposal regarding the combination of Total Energy and Savanna, Savanna disseminated a news release (on November 22, 2016) announcing its intention to complete a number of financing transactions. After dissemination of the November 22, 2016 news release by Savanna, the institutional Common Shareholders who had previously signed support agreements confirmed their continuing support for a business combination between Total Energy and Savanna on the terms set out in those support agreements. After considering the Savanna news release, Total Energy determined not to submit its proposal to Savanna, as briefly discussed with Savanna representatives on November 17, 2016.

On November 23, 2016 Total Energy formally engaged GMP FirstEnergy as its financial advisor for purposes of the Offer.

On November 23, 2016, Total Energy disseminated a news release announcing its intention to make an offer (by way of takeover) to the holders of Savanna Common Shares, premised on an exchange ratio of 0.1132 of an Offeror Common Share for each Savanna Common Share. Following dissemination of that news release, Total Energy received communications from various shareholders of both Total Energy and Savanna expressing their support for the proposed combination of Total Energy and Savanna.

Effective November 29, 2016, Total Energy entered into the Lock-Up Agreements with the Locked-Up Shareholders (each of whom had previously signed a support agreement). The Lock-Up Agreements do not contemplate multiple transaction structures and replace the prior support agreements. The total number of shares subject to the Lock-Up Agreements comprise approximately 44% of the issued and outstanding Savanna Common Shares (prior to giving effect to the issuance of shares by Savanna in connection with the transactions announced by it on November 22, 2016).

During the period from November 23, 2016 to December 8, 2016, Mr. Halyk continued to receive calls from various shareholders of Total Energy and Savanna, expressing their support for the merger concept. Certain shareholders of Savanna who contacted Mr. Halyk noted the desirability of an enhanced exchange ratio for the benefit of Savanna shareholders and encouraged Mr. Halyk to consider increasing the number of Offeror Common Shares to be made available under the Offer. That input was considered by senior management and the directors of Total Energy and a determination was made to increase the exchange ratio to 0.1300 of an Offeror Common Share for each Savanna Common Share. The Offeror Board authorized the Offer (with the modified exchange ratio) and approved the takeover bid circular and related documents at a meeting held on December 9, 2016.

4.	REASONS TO ACCEPT THE OFFER

The Offeror believes that the consideration offered by it for the Savanna Common Shares is a full and fair price for the Savanna Common Shares that it proposes to purchase under the Offer. Common Shareholders should consider the following factors, among others, in making a decision whether to accept the Offer.

•	Continued Exposure to the Energy Services Industry through a Corporation with a Superior Track Record and Lower Cost of Capital. The Offer provides Common Shareholders with an opportunity to obtain an ownership interest (or enhance their ownership interest) in a diversified energy services company that, together with its predecessors, has taken a focused, disciplined and capital efficient approach to the operation and growth of its business over the last 20 years. This approach has produced a track record of industry leading returns on equity despite the modest use of debt. The Offer will provide Common Shareholders with exposure to Total Energy’s experienced, stable and aligned management team, strong financial position and a lower cost of capital as compared to Savanna, better positioning the combined entity to continue to capitalize on future growth opportunities (with a strong balance sheet) and provide shareholders with industry leading returns on their investment.

•

Total Energy and its Predecessors Have a Demonstrated Track Record of Sensitivity to Equityholder Dilution. Total Energy and its predecessors have been sensitive to the dilutive effect of treasury issuances of securities on equityholder interests and have been judicious in the use of new equity, which, in turn, has protected and enhanced the capital investments of equity holders. The last public equity offering completed by Total Energy and its predecessors was in September 2005 when Total Energy Services Trust raised $27 million. Since that time, Total Energy and its predecessors have returned over $178 million to equity holders by way of dividends and trust distributions as well as share buybacks (up to September 30, 2016), which represented 201% of Total Energy’s paid up share capital at September 30, 2016. In comparison, during the same period, Savanna returned $95 million, or 9% of its paid up share capital. Since Total Energy Services Trust’s last public offering in September 2005, Total Energy’s and its predecessor’s pre-tax return on average equity has been 19%, as compared to an approximate negative 5% return on average equity of Savanna. The following table sets out information concerning the comparative capital stewardship record of Total Energy (and its predecessors) and Savanna during the period from October 1, 2005 through September 30, 2016 (except where otherwise noted).

Comparative Capital Stewardship Record – Snapshot

	Total Energy	Savanna
Cash returned to shareholders/unitholders, $ million (1), (7)	$178	$95
Cash returned to shareholders/unitholders as % of paid up share capital (2), (7)	201%	9%
Pre-tax Return on equity (4), (7), (13)	19%	-5%
Pre-tax Return on property, plant and equipment (PP&E), goodwill, intangible and other assets (5),(7)	17%	-4%
Change in PP&E, net of PP&E impairment losses, % (6),(7)	379%	520%
Increase in issued and outstanding common shares, % (10)	8%	211%
Increase in net debt, % (8), (9)	27%	439%
Impairment losses, $ million (7)	$0	$1,039
Paid up capital at September 30, 2016, $ million (3)	$89	$1,008
Increase / “-” decrease in market share price % (11)	49%	-94%
Common share ownership of Board of Directors, $ million (12)	$14.7	$0.5
Common share ownership of Named Executive Officers, $ million (12)	$19.3	$0.8

Note:

See Annex B to this document for the relevant notes to the above performance and other measures.

•	Offer Consideration Represents a Unique Opportunity to Acquire Common Shares of the Offeror. Total Energy and its predecessors have a demonstrated track record of protecting their equity holders from unnecessary dilution of their interests and, throughout their 20 year history, Total Energy and its predecessors have displayed exemplary stewardship of their equity holders’ capital and have never issued equity to repair their balance sheets. As a result of the prudence of Total Energy with respect to treasury issuances of securities to fund growth and operations, potential investors have often found it difficult to obtain a meaningful ownership position in Total Energy common shares, as such shares have not always been readily available for purchase through ordinary market transactions. Under the Offer, holders of Savanna Common Shares will have an opportunity to obtain an ownership interest in Total Energy or enhance their existing ownership position.

•	Superior Track Record of Completing and Integrating Acquisitions. Over the last 20 years, Total Energy and its predecessors have completed over 25 acquisitions without ever having recorded an impairment in respect of such acquisitions, including goodwill. Since the last public equity offering in September 2005 (completed by Total Energy Services Trust), Total Energy and its predecessors have realized an approximate 17% pre-tax return on their average investment in property, plant, equipment, goodwill and other asset balances. In contrast, during the same period, Savanna has recorded over $1.0 billion of impairment losses with respect to property, plant and equipment, goodwill, intangible and other assets and has realized an approximate negative 4% pre-tax return on its average investment in property, plant, equipment, goodwill, intangible and other assets.

•	The Board of Directors of Savanna has Authorized the Issuance of a Significant Number of Savanna Common Shares at $1.45 per share and the Offer Represents a Meaningful Premium to that Price. On November 22, 2016, Savanna announced that it had entered into two separate agreements to issue, in aggregate, up to 27,950,000 Savanna Common Shares at a price of $1.45 per share. This represents a potential increase of over 30% in the outstanding Savanna Common Shares. Those transactions are expected to close on December 15, 2016. As noted elsewhere in this document, the consideration offered pursuant to the Offer represents a 20% premium to the $1.45 per share price at which Savanna Common Shares are to be issued in connection with the transactions announced by Savanna on November 22, 2016.

•	The Directors and Officers of Total Energy are aligned with the Total Energy Shareholders to a Greater Degree than the Directors and Officers of Savanna. The directors and officers of Total Energy own over 8% of the outstanding Offeror Common Shares whereas the directors and officers of Savanna own less than 1% of the outstanding Savanna Common Shares.

Comparing ownership to compensation received, for every dollar of non-share compensation received in 2015, the independent directors of Total Energy have $32.20 invested in Offeror Common Shares, whereas the independent directors of Savanna have $0.53 invested in Savanna Common Shares for every dollar received in compensation in 2015. With respect to named executive officers, for every dollar of non-share compensation received in 2015, the named executive officers of Total Energy have $5.62 invested in the Offeror Common Shares whereas the named executive officers of Savanna have $0.33 invested in Savanna Common Shares for every dollar of non-share compensation received in 2015.

(Note: Share ownership data sourced from SEDI as of December 6, 2016. Share prices are as of December 6, 2016. Compensation data is derived from the 2015 management information circulars of Total Energy and Savanna, respectively).

•	The Offeror Continues to Pay a Dividend. Since converting to a corporation from an income trust in 2009, Total Energy has increased its quarterly dividend on three occasions and has never reduced it, making it one of the few North American energy services companies to not reduce or eliminate its dividend during the current downturn, which began in 2014. Total Energy currently pays a quarterly dividend of $0.06 per share. While the Offeror Board reviews the dividend quarterly, it is currently expected that the current quarterly dividend of $0.06 will be maintained by Total Energy for Q1 2017. Savanna Common Shares taken up and paid for prior to March 31, 2017 would be eligible to receive any dividend by Total Energy for Q1 2017. See “Section 11 of the Circular, “Certain Information Concerning Securities of the Offeror – Dividends”.

•	Total Energy Expects that a Combination with Savanna Will Give Rise to Operational Efficiencies. Total Energy is of the view that current challenging industry conditions and resultant customer expectations require the North American energy services industry to pursue opportunities to achieve material operating synergies and cost efficiencies as well as fleet rationalization and decommissioning of non-competitive equipment so as to operate in an increasingly competitive global energy market. Total Energy believes the combination of Savanna and Total Energy presents a compelling opportunity to achieve meaningful synergies and cost efficiencies and to decommission older, less efficient equipment. Through the elimination of duplicate public company expenses and consolidation of head office and North American field operations, Total Energy estimates that at least $10 million of annual cost savings can be realized over time. The combination would create a diversified business, which will have a significant market presence in drilling, well servicing, oilfield rentals and transportation and compression and process equipment manufacturing, allowing for, what management hopes, is a competitive advantage across multiple service lines. The combination of the drilling rig fleets of Savanna and Total Energy would result in the second largest fleet in Canada and management of Total Energy believes that a combination would give rise to various operational and marketing efficiencies. If the Offer is successful, Total Energy anticipates integrating Savanna’s Canadian oilfield rental business into the Offeror’s existing Rentals and Transportation Services’ segment, which is expected to provide significant cost synergies. Opportunities to utilize Total Energy’s extensive owned real estate so as to achieve operating cost synergies in Savanna’s service rig business will also be explored if the Offer is successful. By leveraging key customer relationships and achieving economies and efficiencies of scale, Total Energy believes the combined business would be better positioned to compete in the current challenging environment and to capitalize on an eventual recovery of the North American and global energy services industry.

•

Strong Pro Forma Balance Sheet. Given Total Energy’s current limited debt levels (comprised solely of a mortgage on approximately 60% of its owned real estate, based on market value) and additional available unused credit facilities, the Offer will provide Common Shareholders exposure to a well-capitalized energy services business with no liquidity concerns. This capitalization strength is expected, by Total Energy, to allow the combined entity not only to withstand any additional energy market weakness but also pursue additional consolidation opportunities from a position of strength. Total Energy’s remaining capital asset base remains unencumbered and available to support future borrowings as may be required.

•	Exposure to a Larger Entity with a Lower Cost of Capital. The Offer will provide Common Shareholders with an opportunity to retain equity investment exposure to the energy services industry through an ownership interest in a larger and more diverse North American energy services company with international business activities, including Australia where both Total Energy and Savanna are currently active, that is expected to enjoy a lower weighted average cost of capital than Savanna and be better positioned to pursue future growth opportunities.

•	Increased Diversification and Stability. Management of Total Energy believes the combination of Total Energy and Savanna will provide meaningful business and geographical diversification across several key oil and natural gas basins in North America and Australia. If the Offer is successfully concluded, Common Shareholders will benefit from exposure to the relative stability of the Offeror’s Compression and Process Services segment, which has a leading presence in the Canadian marketplace as well as a growing international business.

•	Liquidity of Consideration. Under the Offer, Common Shareholders will receive Offeror Common Shares. The outstanding Offeror Common Shares are listed and trade on the TSX. The market capitalization of the combined entity is expected to be in excess of $600 million, which should provide greater capital markets relevance and public liquidity.

•	Likelihood of Completion. The acquisition of Savanna Common Shares pursuant to the Offer is expected, by Total Energy, to be successfully completed given the existing levels of committed support from Common Shareholders, the payment of premium consideration and the absence of market-out and financing conditions.

•	Opportunity to Defer Canadian Taxation on Capital Gains. Taxable Canadian Savanna Common Shareholders who receive Offeror Common Shares as consideration under the Offer will generally be entitled to a rollover to defer Canadian taxation on some or all capital gains from the disposition of their Savanna Common Shares. See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

5.	AGREEMENTS RELATING TO THE OFFER

Lock-Up Agreements

The Offeror entered into support agreements on November 22, 2016 with three Common Shareholders who held or exercised control or direction over approximately 43% of the issued and outstanding Savanna Common Shares (calculated on an undiluted basis) as at that date. The Offeror has been advised that since November 22, 2016, the Savanna Common Shares held by such Common Shareholders has increased to approximately 44% of the outstanding Savanna Common Shares. Those support agreements contemplated multiple transaction structures. Effective November 29, 2016, Total Energy entered into the Lock-Up Agreements with the Locked-Up Shareholders (each of whom had previously signed a support agreement). The Lock-Up Agreements do not contemplate multiple transaction structures. The total number of shares subject to the Lock-Up Agreements comprise approximately 44% of the issued and outstanding Savanna Common Shares (prior to giving effect to the issuance of shares by Savanna in connection with the transactions announced by it on November 22, 2016). The November 22, 2016 support agreements are no longer of any force or effect.

The following is a summary of the principal terms of the Lock-Up Agreements. It does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreements, which have been filed by the Offeror with applicable Securities Regulatory Authorities in Canada and are available on SEDAR at www.sedar.com.

Under the Lock-Up Agreements, each of the Locked-Up Shareholders has agreed to take all actions necessary to validly deposit under the Offer, or cause to be validly deposited, all of the Savanna Common Shares owned by such Locked-Up Shareholder or over which the Locked-Up Shareholder exercises control or direction (including any other Savanna Common Shares directly or indirectly acquired by or issued to such Locked-Up Shareholder after the date of the applicable Lock-Up Agreement), in accordance with the terms of the Offer. In addition, the Locked-Up Shareholders have, subject to certain exceptions, agreed not to sell or transfer any of their Savanna Common Shares and not to exercise any statutory or other rights of withdrawal in respect of the Offer.

The holders of Savanna Common Shares who have entered into the Lock-up Agreements may terminate their obligations under the Lock-up Agreements in certain circumstances, including to permit them to tender their Savanna Common Shares to a competing transaction offered to Common Shareholders that represents a higher value transaction to Common Shareholders than the Offer, provided the Offeror is given an opportunity to match the other transaction and declines to do so.

6.	ACCEPTANCE OF THE OFFER

Under the Lock-Up Agreements, certain of the Common Shareholders have agreed to tender their Savanna Common Shares to the Offer, in accordance with the terms of the Offer. See Section 5 of the Circular, “Agreements Relating to the Offer – Lock-Up Agreements”.

7.	TREATMENT OF CONVERTIBLE SECURITIES

The Offer is made only for Savanna Common Shares and is not made for any Convertible Securities (including Options, PSUs, RSUs and DSUs). Holders of Convertible Securities who wish to accept the Offer should, to the extent permitted by their terms and applicable Law, exercise the rights under such Convertible Securities to acquire Savanna Common Shares and tender the underlying Savanna Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Savanna Common Shares will be available for tender prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance”. Other than the Options, PSUs, RSUs or DSUs, it is the Offeror’s understanding that there are no outstanding Convertible Securities. If any holder of Convertible Securities does not exercise, convert, exchange or settle his/her/its Convertible Securities and deposit any resulting Savanna Common Shares under the Offer prior to the Expiry Time, such Convertible Securities may be replaced with similar convertible securities of the Offeror or may expire or be terminated following the Expiry Time.

The tax consequences to holders of Convertible Securities of converting, exchanging or exercising such Convertible Securities, as applicable, are not described in Section 21 of this Circular, “Certain Canadian Federal Income Tax Considerations” or Section 22 of this Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities are urged to consult their tax advisors regarding the potential tax consequences to them in connection with the decision whether to convert, exchange or exercise such Convertible Securities, as applicable.

8.	FRACTIONAL SHARES

In no event will any Common Shareholder be entitled to a fractional Offeror Common Share. Where the aggregate number of Offeror Common Shares to be issued to a Common Shareholder as consideration under the Offer would result in a fraction of an Offeror Common Share being issuable, the number of Offeror Common Shares to be received by such Common Shareholder shall be either rounded up (if the fractional interest is equal to or exceeds 0.5) or down (if the fractional interest is less than 0.5) to the nearest whole Offeror Common Share.

9.	PURPOSE OF THE OFFER AND PLANS FOR SAVANNA

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all outstanding Savanna Common Shares such that Savanna becomes a wholly-owned subsidiary of Total Energy. Provided the Minimum Tender Condition is met, the

Offeror will have a sufficient number of Savanna Common Shares to acquire all of the Savanna Common Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Savanna Common Shares are tendered, a Compulsory Acquisition, as discussed in Section 20 of this Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer”.

If the Offer is successful, it is anticipated that the board of directors of Savanna will promptly be replaced by nominees of the Offeror. Management of the Offeror would look to engage with Savanna management in an effort to retain those members of the Savanna management team who are aligned with the culture and strategy of Total Energy to assist with the future growth and development of the combined entity. Total Energy would also look to consolidate field operations to eliminate duplicate overhead costs, in particular, to leverage off of Total Energy’s extensive owned real estate portfolio. With the exception of the foregoing, the Offeror has not developed any specific proposals with respect to Savanna or its operations, or any changes in its assets, business strategies, management or personnel following the acquisition of the Savanna Common Shares pursuant to the Offer. The Offeror believes there is a reasonable degree of cultural and professional compatibility between the Offeror’s and Savanna’s respective employees and it is the Offeror’s intention to integrate both teams following its acquisition of Savanna.

If, for some reason, the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction as outlined above, the Offeror will evaluate other available alternatives. These alternatives could include, to the extent permitted by applicable Law, purchasing additional Savanna Common Shares: (a) in the open market; (b) in privately negotiated transactions; (c) in another take-over bid or exchange offer or otherwise; or (d) from the Company. Any additional purchases of Savanna Common Shares could be at a price greater than, equal to or less than the price to be paid for Savanna Common Shares under the Offer and could be for cash or securities or other consideration. Alternatively, the Offeror may decide not to pursue completion of the privatization of the Company and sell or otherwise dispose of any or all Savanna Common Shares acquired pursuant to the Offer. These transactions may be completed on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Savanna Common Shares under the Offer.

Plans for the Company Following the Successful Completion of the Offer

Following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction relating thereto, the Offeror intends to apply to the TSX to delist the Savanna Common Shares from the TSX. See Section 15 of this Circular, “Effect of the Offer on the Market for Savanna Common Shares, Listing and Public Disclosure by the Company”.

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company to cease to be a reporting issuer (or equivalent) under applicable Canadian Securities Laws.

If the Offer is successful, the Offeror intends to conduct a detailed review of the Company and its Subsidiaries and its corporate and capital structure to determine what changes, if any, would be desirable in light of such review and the circumstances which then exist.

10.	UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Common Shareholders should refer to Annex A to this document for the unaudited pro forma consolidated statement of financial position of the Offeror as at September 30, 2016 and the unaudited pro forma consolidated statements of comprehensive loss of the Offeror for the nine-month period ended September 30, 2016 and the year ended December 31, 2015, giving effect to the proposed acquisition of all outstanding Savanna Common Shares under the Offer, as set out therein. Such unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and the Company’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the Offer will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized following consummation of the Offer have been excluded from such unaudited pro forma consolidated financial statements. Common Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

11.	CERTAIN INFORMATION CONCERNING SECURITIES OF THE OFFEROR

Authorized and Outstanding Share Capital

The authorized share capital of the Offeror consists of an unlimited number of common shares. The holders of Offeror Common Shares are entitled to one vote for each Offeror Common Share held at all meetings of shareholders of Total Energy, except meetings at which only holders of a specified class of shares (other than Offeror Common Shares) are entitled to vote. Holders of Offeror Common Shares are entitled to receive, subject to the prior rights and privileges attaching to any other class of shares of Total Energy, such dividends as may be declared by Total Energy. Holders of Offeror Common Shares are entitled to receive the remaining property and assets of Total Energy upon the liquidation, dissolution or winding-up of Total Energy, subject to the prior rights and privileges attaching to any other class of shares of Total Energy. As at the date hereof, there were 30,920,000 Offeror Common Shares issued and outstanding and options outstanding entitling the holders thereof to purchase up to 2,560,000 Offeror Common Shares.

Consolidated Capitalization

The following table sets out information concerning the consolidated capitalization of the Offeror as at September 30, 2016, before and after giving effect to the issuance by the Offeror of the Offeror Common Shares as consideration under the Offer. This table should be read in conjunction with: (a) the Offeror’s unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2016 and 2015 and Interim MD&A incorporated herein by reference; and (b) the unaudited pro forma consolidated statement of financial position of the Offeror as at September 30, 2016 and the unaudited pro forma consolidated statements of comprehensive loss the Offeror for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 attached hereto as Annex A.

	As at September 30, 2016
	($ millions)
	Reported	As adjusted after giving effect to the Offer(1)(2)
Debt due within one year (including capital leases)	3.4	5.5
Long-term debt (including capital leases)	46.7	296.6
Total short-term and long-term debt	50.1	302.1
Equity attributable to shareholders of the Offeror:
Common Shares	88.7	249.2
Contributed Surplus	7.9	7.9
Retained Earnings	273.2	268.5
Accumulated other comprehensive income	—	—
Non-controlling interest	—	9.9

Notes:

(1)	Does not include the effects of the transactions announced by Savanna on November 22, 2016 and November 28, 2016 on the terms publicly disclosed by Savanna.
(2)	Assumes acquisition of 100% of the outstanding Savanna Common Shares.

Dividends

Total Energy paid a quarterly dividend of $0.06 per share to its shareholders on April 30, July 31 and October 31, 2014 and January 30, April 30, July 31, October 30, 2015 and January 29, April 29, July 29 and October 31, 2016. The Offeror Board has established a policy of declaring dividends in line with its overall financial performance and cash flow generation. The Offeror Board makes determinations respecting dividends on a quarterly basis. Total Energy is subject to certain restrictions on the declaration and payment of dividends as set out in the ABCA. In particular, the ABCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that: (a) the corporation is, or would after the payment of the dividend be, unable to pay its liabilities as they become due; or (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and the stated capital of all classes of its shares.

Since 2009, Total Energy has paid quarterly dividends to shareholders of record as of the last Business Day of each calendar quarter. If the directors of Total Energy declare a dividend for Q1 2017 and the other usual procedures are followed, Total Energy expects that the record date for that quarterly dividend will be March 31, 2017, i.e., following the scheduled expiry of the initial deposit period under the Offer. If all of the conditions of the Offer are satisfied as of the end of that initial deposit period, Total Energy expects to promptly take up and pay for Savanna Common Shares tendered to the Offer; in fact, under such circumstances, Total Energy would expect to take up and payment to occur prior to March 31, 2017 in respect of Savanna Common Shares tendered to the Offer by the take-up date. If a Common Shareholder tenders his/her/its Savanna Common Shares to the Offer prior to the expiry of the initial deposit period thereunder, such Savanna Common Shares are not withdrawn from the Offer and the directors of Total Energy declare a Q1 2017 dividend payable to Total Energy shareholders of record as of March 31, 2017, holders of Savanna Common Shares taken up and paid for prior to March 31, 2017 will be entitled to participate in that quarterly dividend in respect of Total Energy shares issued under the Offer, as they will be registered holders of those shares as of the record date for the dividend. Holders of Savanna Common Shares who do not tender their Savanna Common Shares to the Offer prior to the expiry of the initial deposit period thereunder (and whose Savanna Common Shares are, therefore, not taken up and paid for by March 31, 2017) will not be eligible to participate in the Q1 2017 dividend in respect of Total Energy shares they may receive under the Offer, as they will not be holders of record of those Total Energy shares as of the anticipated record date for the dividend (March 31, 2017). There can be no assurance that the directors of Total Energy will declare a Q1 2017 dividend. In addition, if a Q1 2017 dividend is declared by the directors of Total Energy, there can be no assurance that Savanna Common Shares tendered to the Offer prior to the expiry of the initial deposit period will be taken up and paid for prior to the anticipated record date for that dividend (March 31, 2017). Among other things, if it becomes necessary for Total Energy to extend the period for deposit of Savanna Common Shares under the Offer (as a result of non-satisfaction of one or more conditions, for example), Total Energy will not be in a position to take up and pay for Savanna Common Shares tendered to the Offer prior to the anticipated record date for the Q1 2017 dividend and holders of Savanna Common Shares who tender their shares to the Offer (including prior to the expiry of the initial deposit period thereunder) will not be entitled to participate in the Q1 2017 dividend in respect of Total Energy shares they may receive under the Offer, as they will not be registered holders of those shares as of the anticipated record date for the Q1 2017 dividend. If the directors of Total Energy declare a Q1 2017 dividend that is payable to holders of Total Energy common shares of record as of March 31, 2017 and Total Energy is unable, for any reason, to take up and pay for Savanna Common Shares tendered to the Offer prior to March 31, 2017, no Savanna Common Shareholders (including those who accept the Offer on or prior to expiry of the initial deposit period under the Offer) will be entitled to participate in the quarterly dividend in respect of Total Energy common shares they may receive under the Offer.

Notwithstanding the foregoing, the amount and timing of any dividends declared by Total Energy are at the discretion of the Offeror Board. The amount of any future dividends may vary depending on, among other things, the consolidated earnings of Total Energy, financial requirements associated with the operation of the business of Total Energy and its Affiliates, the satisfaction of the statutory tests imposed by the ABCA in relation to the declaration and payment of dividends (described above) and other considerations that may exist from time to time. In addition, the Offeror Board may alter the timing for the declaration and payment of dividends in its discretion. No assurance can be given that Total Energy will continue to pay dividends in the future.

Price Range and Trading Volume

The Offeror Common Shares are listed and traded under the symbol “TOT” on the TSX.

The following table sets out, for the periods indicated, the high and low trading prices (in Canadian dollars) and trading volumes of the Offeror Common Shares on the TSX.

		Price Range
Year	Period	High	Low	Volume
2015	November	$15.54	$13.36	1,025,142
	December	$14.83	$12.97	754,791

2016	January	$14.52	$11.67	838,055
	February	$14.47	$12.69	356,700
	March	$13.99	$11.48	572,990
	April	$13.96	$11.07	527,883
	May	$14.30	$12.07	706,146
	June	$14.98	$12.78	680,093
	July	$14.10	$12.70	462,921
	August	$13.34	$12.46	290,502
	September	$14.07	$12.40	593,268
	October	$13.77	$12.50	212,630
	November	$14.70	$12.05	1,267,801
	December (1 – 8)	$14.15	$13.05	179,784

The closing price of the Offeror Common Shares on the TSX on November 23, 2016 was $13.04; the Offeror announced its intention to make the Offer after the close of markets on that date. The closing price of the Offeror Common Shares on the TSX on December 8, 2016, the last trading day prior to the announcement of the Offer, was $14.00. The Offeror has submitted an application to list, on the TSX, the Offeror Common Shares that may be distributed in connection with the Offer. Listing of the Offeror Common Shares will be subject to the Offeror fulfilling all of the applicable listing requirements of the TSX.

Prior Sales

For the 12-month period prior to the date hereof, the Offeror has not issued or granted Offeror Common Shares or securities convertible into Offeror Common Shares.

12.	CERTAIN INFORMATION CONCERNING SECURITIES OF SAVANNA

Authorized and Outstanding Share Capital

The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of first preferred shares, issuable in series and an unlimited number of second preferred shares, issuable in series.

Common Shares

Common Shareholders are entitled to one vote per share at meetings of shareholders of the Company, to receive dividends if, as and when declared by the Company Board, subject to the rights of shares, if any, having priority over the Savanna Common Shares, and to receive pro rata the remaining property of the Company upon its liquidation, dissolution or winding-up, whether voluntary or involuntary, subject to the rights of shares, if any, having priority over the Savanna Common Shares. The Company has outstanding 90,251,243 Savanna Common Shares and up to 4,500,000 Savanna Common Shares are issuable upon exercise, exchange or conversion of Convertible Securities.

First Preferred Shares

The first preferred shares may be issued from time to time in one or more series, each series consisting of a number of first preferred shares as determined by the Company Board who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of first preferred shares. The first preferred shares of each series will, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, rank equally with the first preferred shares of every other series and will be entitled to preference over the Savanna Common Shares, the second preferred shares and the shares of any other class ranking junior to the first preferred shares.

Second Preferred Shares

The second preferred shares may be issued from time to time in one or more series, each series consisting of a number of second preferred shares as determined by the Company Board who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of second preferred shares. The second preferred shares of each series will, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, rank equally with the second preferred shares of every other series, rank subsequent to the first preferred shares and will be entitled to preference over the Savanna Common Shares and the shares of any other class ranking junior to the second preferred shares.

Dividends and Dividend Policy

As of March 26, 2015, the Company eliminated the quarterly dividend, of $0.03 per Savanna Common Share, paid to holders of Savanna Common Shares.

The following table sets out information concerning the aggregate amount of dividends declared and paid by the Company during the financial years ended December 31, 2015, 2014 and 2013 and the 2016 financial year to date.

Dividend Period	Common Share Dividends Declared (in millions)
January 1 – September 30, 2016	Nil
January 1 – December 31, 2015	$2.7
January 1 – December 31, 2014	$32.2
January 1 – December 31, 2013	$31.3

Price Range and Trading Volume

The Savanna Common Shares are listed and posted for trading on the TSX under the symbol “SVY”.

The following table sets out, for the periods indicated, the high and low trading prices in Canadian dollars and the trading volume of the Savanna Common Shares on the TSX.

		Price Range
Year	Period	High	Low	Volume
2015	November	$1.47	$1.09	7,344,953
	December	$1.35	$1.09	1,472,989

2016	January	$1.31	$0.97	1,449,707
	February	$1.28	$1.00	948,528
	March	$1.74	$1.22	1,705,097
	April	$1.77	$1.23	1,540,672
	May	$1.78	$1.42	1,325,967
	June	$1.98	$1.40	3,127,177
	July	$1.69	$1.42	893,076
	August	$1.73	$1.41	892,503
	September	$1.48	$1.22	1,013,972
	October	$1.55	$1.27	7,136,338
	November	$1.64	$1.31	4,450,202
	December (1 – 8)	$1.76	$1.59	1,687,944

The closing price of the Savanna Common Shares on the TSX on November 23, 2016 was $1.47; the Offeror announced its intention to make the Offer after the close of markets on that date. The closing price of the Savanna Common Shares on the TSX on December 8, 2016, the last trading day prior to the announcement of the Offer, was $1.69.

Previous Distributions of Securities

The Company has not issued any Savanna Common Shares or securities convertible into Savanna Common Shares since November 28, 2015 other than as set forth below.

Date of issuance	Type of security issued	Number of securities issued	Issue Price per security ($)(1)
December 2, 2015	Stock Options	932,253	1.30
December 15, 2015	Stock Options	925,251	1.19
August 12, 2016	PSUs	344,904	1.57

Note:

(1)	Represents the exercise price of the stock option or the grant price of the PSU, as applicable.

Convertible Securities

Based on publicly disclosed information, the Company has a Stock Option Plan, PSU Plan, DSU Plan, RSU Plan and Phantom Share Entitlement Plan. Common Shareholders who are participants under the Savanna Incentive Plans, as the case may be, should refer to the instructions provided to them in order to accept the Offer with respect to Savanna Common Shares held through the Savanna Incentive Plans, as applicable, and should note that an earlier deadline for tendering such Savanna Common Shares may be imposed by administrators under those plans. See the Company’s management information circular dated April 15, 2016 and the annual financial statements for the year ended December 31, 2015, which are available under the Company’s profile on SEDAR at www.sedar.com.

Other than the foregoing, there are no outstanding Convertible Securities. See Section 7 of this Circular, “Treatment of Convertible Securities”.

13.	BENEFICIAL OWNERSHIP OF AND TRADING IN SECURITIES

Beneficial Ownership

Other than as disclosed below, neither the Offeror, nor any director or senior officer of the Offeror, nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, (a) any associate or Affiliate of an insider of the Offeror, (b) any insider of the Offeror (other than a director or senior officer of the Offeror) or (c) any Person or company acting jointly or in concert with the Offeror, beneficially owns or exercises control or direction over any of the securities of the Company.

Name of Insider	Number and Type of Securities Held	% of Outstanding Securities of that Class
Fidelity(1)(2)	11,683,800 Savanna Common Shares(1)	14.01(1)

Notes:

(1)	Based on an early warning report dated June 9, 2016 and filed by Fidelity on the SEDAR profile of the Company (the “Savanna Early Warning Report”). Based on the Savanna Early Warning Report, Fidelity purchased 62,800 Savanna Common Shares at an unknown price(s) and the date of such trade (May 27, 2016) did not occur during the six-month period referred to under the heading “Beneficial Ownership and Trading in Securities - Trading in the Company Securities” below.
(2)	Based on an early warning report dated January 9, 2014 and filed by Fidelity on the SEDAR profile of the Offeror (the “Total Early Warning Report”), Fidelity holds 4,332,350 Offeror Common Shares representing, as of the date hereof, approximately 14.01% of the issued and outstanding Offeror Common Shares. Consequently, Fidelity is considered to be an “insider” (as defined under Canadian Securities Laws) of the Offeror.

Trading in the Company Securities

After reasonable enquiry, during the six-month period preceding December 9, 2016, no securities of the Company have been purchased or sold by the Offeror or any director or senior officer of the Offeror, or, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, (a) any associate or affiliate of an insider of the Offeror, (b) any insider of the Offeror (other than a director or senior officer of the Offeror) or (c) any Person or company acting jointly or in concert with the Offeror.

14.	PREVIOUS PURCHASES AND SALES

During the twelve (12) months prior to the date of this Circular, the Offeror has not purchased or sold any securities of the Company.

15.	EFFECT OF THE OFFER ON THE MARKET FOR SAVANNA COMMON SHARES, LISTING AND PUBLIC DISCLOSURE BY THE COMPANY

Provided that the Minimum Tender Condition is met, the Offeror will have a sufficient number of Savanna Common Shares to acquire all of the Savanna Common Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction, or, if a sufficient number of Savanna Common Shares are tendered, a Compulsory Acquisition. In such event, if permitted by applicable Law, the Offeror will apply to delist the Savanna Common Shares from the TSX and there will no longer be a trading market for the Savanna Common Shares.

Even if the Compulsory Acquisition or Subsequent Acquisition Transaction cannot be completed as quickly as intended, the purchase of Savanna Common Shares by the Offeror pursuant to the Offer will reduce the number of Savanna Common Shares that might otherwise trade publicly, as well as the number of Common Shareholders and would likely adversely affect the liquidity and market value of the remaining Savanna Common Shares held by the public.

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company to cease to be a reporting issuer (or equivalent) under applicable Canadian Securities Laws.

16.	COMMITMENTS TO ACQUIRE SECURITIES OF THE COMPANY

Except pursuant to the Offer, neither the Offeror, nor any director or officer of the Offeror, nor, to the knowledge of the directors and officers of the Offeror after reasonable enquiry, (a) any associate or affiliate of an insider of the Offeror, (b) any insider of the Offeror (other than a director or officer of the Offeror) or (c) any Person or company acting jointly or in concert with the Offeror, has any agreement, commitment or understanding to acquire securities of the Company.

17.	ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS; OTHER BENEFITS TO INSIDERS, AFFILIATES AND ASSOCIATES

There are no agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or officers of the Company and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

Other than the Lock-Up Agreements, there are no agreements, commitments or understandings made or proposed to be made between the Offeror and any securityholder of the Company with respect to the Offer. See Section 5 of the Circular, “Agreements Relating to the Offer – Lock-Up Agreements”.

There is no agreement, commitment or understanding made between the Offeror and the Company relating to the Offer.

There is no agreement, commitment or understanding of which the Offeror is aware that could affect control of the Company that the Offeror has access to and can reasonably be regarded as material to a Common Shareholder in deciding whether to deposit its Savanna Common Shares under the Offer.

18.	MATERIAL CHANGES AND OTHER INFORMATION

Except as disclosed elsewhere in this Circular (including the documents incorporated by reference herein) or as otherwise publicly disclosed by the Company (including the proposed transactions announced by the Company on November 22, 2016) or the Offeror, the Offeror has no information which indicates any material change in the affairs of the Company since the date of the last published financial statements of the Company, and the Offeror has no knowledge of any other matter that has not previously been generally disclosed, but which would reasonably be expected to affect the decision of the Common Shareholders to accept or reject the Offer.

19.	REGULATORY MATTERS

The Offeror’s obligation to take up and pay for Savanna Common Shares tendered under the Offer is conditional upon, among other things, all Required Regulatory Approvals applicable to the Offer having been obtained on terms satisfactory to the Offeror, or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated. These approvals include the Competition Act Clearance and the approval of the TSX to list the Offeror Common Shares.

Competition Act Clearance

Part IX of the Competition Act requires that the parties to certain classes of transactions provide prescribed information to the Commissioner where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”).

Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or been terminated early by the Commissioner. If a proposed transaction is an unsolicited offer to acquire the shares of a corporation and the Commissioner receives the offeror’s Notification, the Commissioner is required under subsection 114(3) of the Competition Act to immediately notify the corporation whose shares the offeror proposes to acquire that the Commissioner has received the offeror’s Notification, and such corporation must supply its Notification within 10 days thereafter.

The waiting period is 30 days after the day on which the parties to the transaction submit their respective Notifications, except in the case of an unsolicited offer where, pursuant to subsection 123(3) of the Competition Act, the period begins on the date on which the offeror submits its Notification. The parties are, or the offeror in an unsolicited offer is, entitled to complete the Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties (or the offeror in an unsolicited offer), pursuant to subsection 114(2) of the Competition Act, that he requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). In the event the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction may only be completed 30 days after compliance by the parties with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion of the transaction at the relevant time. In the case of an unsolicited offer, the 30-day period following compliance with the Supplementary Information Request begins on the day after compliance by the Offeror with the Supplementary Information Request.

A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties in writing that he does not, at that time, intend to challenge the transaction by making an application to the Competition Tribunal under Section 92 of the Competition Act (a “No-Action Letter”). In such case, the Commissioner will reserve the right to challenge the transaction under Section 92 of the Competition Act before the Competition Tribunal at any time within one year of the transaction being completed.

Alternatively, or in addition to filing a Notification, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate pursuant to Section 102 of the Competition Act (an “ARC”) or, in the alternative, for a No-Action Letter. Upon the issuance of an ARC or a No-Action Letter (provided the Commissioner waives the requirement for a Notification if one has not been submitted), the parties to a transaction are legally entitled to complete the transaction.

At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order under subsection 100(1) of the Competition Act forbidding any Person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such order for up to 30 days where: (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act and that, in his opinion, more time is required to complete the inquiry; and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other Person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for a period of up to an additional 30 days where the Competition Tribunal finds, on application made by the Commissioner that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner may apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed (provided that the Commissioner did not issue an ARC in respect of the merger, or, if the Commissioner did issue an ARC in respect of the merger, provided that (a) the merger was completed within one year from when the ARC was issued and (b) the grounds upon which the Commissioner intends to apply to the Competition Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the ARC was issued). On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of assets or shares involved in such merger; or, with the consent of the Person against whom the order is directed and the Commissioner, the Competition Tribunal may order a Person to take any other action. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

The completion of the Offer is a Notifiable Transaction and also constitutes a “merger” for the purposes of the Competition Act.

The Offeror will file a Notification pursuant to subsection 114(1) of the Competition Act and a request for an ARC or, in the alternative, a No-Action Letter with the Commissioner. The Offeror does not intend to take up or pay for Shares deposited under the Offer unless it has received the Competition Act Clearance.

Stock Exchange Listing Requirement

The Offeror has submitted an application to list, on the TSX, the Offeror Common Shares that may be distributed to Common Shareholders in connection with the Offer. Listing will be subject to the Offeror’s fulfillment of all of the applicable listing requirements of the TSX. Under the rules of the TSX, Total Energy will require the approval of its shareholders to issue the Offeror Common Shares to be distributed by it in connection with the Offer. Total Energy expects that it will call a meeting of its shareholders to consider a resolution to approve the issuance of the Offeror Common Shares in connection with the Offer prior to the Expiry Date.

20.	ACQUISITION OF SAVANNA COMMON SHARES NOT DEPOSITED UNDER THE OFFER

If the Offer is accepted by Common Shareholders who hold not less than 90% of the Savanna Common Shares (calculated on a diluted basis including exercisable or exchangeable Convertible Securities), the Offeror intends to acquire the remaining Savanna Common Shares pursuant to the right of compulsory acquisition pursuant to Part 16 of the ABCA (a “Compulsory Acquisition”). If the Offer is accepted by Common Shareholders of less than 90% of the Savanna Common Shares (calculated on a diluted-basis including exercisable or exchangeable Convertible Securities), or the right of Compulsory Acquisition is not available for any other reason, or the Offeror chooses not to avail itself of such statutory right, the Offeror may, at its option, pursue other means of acquiring the remaining Savanna Common Shares not deposited under the Offer including pursuant to a Subsequent Acquisition Transaction. There can be no assurances that the Offeror will pursue a Compulsory Acquisition or Subsequent Acquisition Transaction.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by Common Shareholders who hold not less than 90% of the Savanna Common Shares (calculated on a diluted-basis including exercisable or exchangeable Convertible Securities), the Offeror currently intends to acquire the remainder of the Savanna Common Shares by way of a Compulsory Acquisition for consideration per Savanna Common Share not less than, and in the same form as, the consideration paid by the Offeror under the Offer.

To exercise its statutory right of Compulsory Acquisition, the Offeror must send a notice (the “Offeror’s Notice”) to each Common Shareholder who did not accept the Offer (and each Person who subsequently acquires any such Savanna Common Shares) (in each case, a “Dissenting Offeree”) of such proposed acquisition within 60 days after the date of the termination of the Offer and in any event within 180 days after the date of the Offer. Within 20 days after the Offeror sends the Offeror’s Notice, the Offeror must pay or transfer to Savanna the consideration the Offeror would have to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with subsection 196(l) of the ABCA, within 20 days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificate(s) representing the Savanna Common Shares held by such Dissenting Offeree to the Company and must elect either to transfer such Savanna Common Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Savanna Common Shares held by such holder by so notifying the Offeror. A Dissenting Offeree who does not, within 20 days after receipt of the Offeror’s Notice, notify the Offeror that the Dissenting Offeree is electing to demand payment of the fair value of the Dissenting Offeree’s Savanna Common Shares is deemed to have elected to transfer such Savanna Common Shares to the Offeror on the same terms that the Offeror acquired Savanna Common Shares from the Common Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such Savanna Common Shares, the Offeror may apply to the Court to hear an application to fix the fair value of such Common Shares of such Dissenting Offeree. If the Offeror fails to apply to the Court within 20 days after it made the payment or transferred the consideration to the Company referred to above, the Dissenting Offeree may then apply to the Court within a further period of 20 days to have the Court fix the fair value. If there is no such application made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Savanna Common Shares to the Offeror on the terms that the Offeror acquired Savanna Common Shares from the Common Shareholders who accepted the Offer. Any judicial determination of the fair value of the Savanna Common Shares could be less or more than the amount paid pursuant to the Offer.

If all of the requirements of Part 16 of the ABCA are fulfilled after the time periods set out therein, the Offeror may apply to a court having jurisdiction for an extension of such periods pursuant to Section 205 of the ABCA.

The foregoing is a summary only of the right of Compulsory Acquisition which may become available to the Offeror and the dissent rights that may be available to a Dissenting Offeree, and is qualified by its entirety by the provisions of Part 16 of the ABCA. The provisions of Part 16 of the ABCA are complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree’s rights may be lost or altered. Common Shareholders should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about the provisions of the ABCA should consult their legal advisors.

See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 22 of the Circular, “Certain United States Federal Income Tax Considerations”, for a discussion of the tax consequences to Common Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If, within 120 days after the Expiry Date, (i) the Offer is accepted by Common Shareholders who hold less than 90% of the Savanna Common Shares (calculated on a diluted basis including exercisable or exchangeable Convertible Securities), (ii) the right of Compulsory Acquisition described above is not available for any other reason, or (iii) the Offeror chooses not to avail itself of such statutory right, the Offeror currently intends to use commercially reasonable efforts to acquire the remainder of the Savanna Common Shares not deposited under the Offer by way of amalgamation, statutory arrangement, capital reorganization or other transaction (as determined by the Offeror) involving the Company and the Offeror or an Affiliate of the Offeror (a “Subsequent Acquisition Transaction”). If the Offeror determines to pursue a Subsequent Acquisition Transaction, it is the Offeror’s current intention that the consideration per Savanna Common Share to be paid pursuant to such Subsequent Acquisition Transaction would be not less than, and in the same form as, the consideration paid by the Offeror under the Offer.

The timing and details of a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including, without limitation, the number of Savanna Common Shares acquired pursuant to the Offer. If, after taking up Savanna Common Shares under the Offer the Offeror owns more than 66 2⁄3% of the outstanding Savanna Common Shares and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” pursuant to MI 61-101, as discussed below, the Offeror should own sufficient Savanna Common Shares to be able to effect a Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Savanna Common Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Savanna Common Shares will be characterized a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein will not apply to such transaction. Following completion of the Offer, the Offeror may be a “related party” of the Company for the purposes of MI 61-101, although the Offeror expects that any Subsequent Acquisition Transaction would be a “business combination” for purposes of MI 61-101 and therefore the “related party transaction” provisions of MI 61-101 would not apply to the Subsequent Acquisition Transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 would not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and to provide the holders of the affected securities with a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting the Company and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101 in respect of any Subsequent Acquisition Transaction. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the date of expiry of a formal take-over bid where the consideration per security under the business combination is at least equal in value to and is in the same form as the consideration that depositing security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (which disclosure has been provided in this Circular). The Offeror expects that this exemption will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction and the provisions of the ABCA, the Subsequent Acquisition Transaction may require the approval of 66 2⁄3% of the votes cast by holders of the outstanding Savanna Common Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities. If, however, following the Offer, the Offeror and its Affiliates are the registered holders of 90% or more of the Savanna Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any subsequent business combination, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities, all holders of Savanna Common Shares other than: (a) the Offeror (other than in respect of Savanna Common Shares acquired pursuant to the Offer as described below); (b) any “interested party” (within the meaning of MI 61-101); (c) certain “related parties” of the Offeror or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of the Offeror, any affiliate or insider of the Offeror or any of their directors or senior officers; and (d) any “joint actor” (within the meaning of MI 61-101) with any of the Persons referred to in (b) and (c) above. MI 61-101 also provides that the Offeror may treat Savanna Common Shares acquired under the Offer as “minority” Savanna Common Shares and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed no later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; and (c) the Common Shareholder who tendered such Savanna Common Shares to the Offer was not: (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer; (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer; or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Savanna Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Savanna Common Shares. The Offeror currently intends that the consideration offered for Savanna Common Shares under any Subsequent Acquisition Transaction proposed by it would be at least equal in value to, and in the same form as, the consideration paid to Common Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Offeror intends to cause Savanna Common Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any “minority” approval required in connection with any such transaction. To the knowledge of the Offeror, after reasonable enquiry, only the votes attached to Savanna Common Shares held by the Offeror, its Affiliates and the directors and officers of the Offeror would be required to be excluded in determining whether “minority” approval for a Subsequent Acquisition Transaction has been obtained for the purposes of MI 61-101.

Any such Subsequent Acquisition Transaction would also result in Common Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Savanna Common Shares pursuant to the ABCA. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such Dissenting Offeree for its Savanna Common Shares. The fair value so determined could be more or less than the amount paid per Savanna Common Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Common Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Common Shareholders in connection with the Subsequent Acquisition Transaction.

Whether or not a Subsequent Acquisition Transaction will be proposed, and the details of any such Subsequent Acquisition Transaction, including, without limitation, the timing of its implementation and the consideration to be received by the minority holders of Savanna Common Shares, will necessarily be subject to a number of considerations, including, without limitation, the number of Savanna Common Shares acquired pursuant to the Offer. Although the Offeror may propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Savanna Common Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Savanna, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Savanna Common Shares in accordance with applicable Law, including, without limitation, a Subsequent Acquisition Transaction on terms not described in the Circular.

The tax consequences to a Common Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Common Shareholder of accepting the Offer. See Section 21 of this Circular, “Certain Canadian Federal Income Tax Considerations”.

Common Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

If the Offeror is unable to, or determines at its option not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Savanna Common Shares: (a) in the open market; (b) in privately negotiated transactions; (c) in another take-over bid or exchange offer or otherwise; or (d) from the Company. Subject to applicable Law, any additional purchases of Savanna Common Shares could be at a price greater than, equal to, or less than the price to be paid for Savanna Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Savanna Common Shares, or, subject to applicable Law, may either sell or otherwise dispose of any or all Savanna Common Shares acquired under the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Savanna Common Shares under the Offer. See Section 13 of the Offer, “Market Purchases”.

Legal Matters

Common Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

21.	CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder, as amended (the “Tax Act”), as of the date hereof, generally applicable to a Common Shareholder who, for purposes of the Tax Act, holds Savanna Common Shares and will hold any Offeror Common Shares acquired pursuant to the Offer as capital property, deals at arm’s length with the Company and the Offeror, is not affiliated with the Company or the Offeror, and who disposes of Savanna Common Shares to the Offeror pursuant to the Offer or otherwise disposes of Savanna Common Shares pursuant to certain transactions described in Section 20 of this Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer” (a “Holder”).

Savanna Common Shares and Offeror Common Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds such shares in the course of carrying on a business of buying and selling securities or the Holder has acquired or holds them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is not applicable to Common Shareholders who acquired Savanna Common Shares pursuant to employee compensation plans. In addition, this summary does not apply to a Holder (a) that is a “financial institution”, for the purposes of the mark-to-market rules in the Tax Act, (b) an interest in which is a “tax shelter investment”, as defined in the Tax Act, (c) that is a “specified financial institution”, as defined in the Tax Act, (d) that has made a “functional currency” election under section 261 of the Tax Act, (e) that has, or will, enter into, with respect to Savanna Common Shares or Offeror Common Shares, a “derivative forward agreement” or a “synthetic disposition arrangement”, as each of those terms are defined in the Tax Act, (f) that is exempt from tax under Part I of the Tax Act, (g) that is a partnership for Canadian tax purposes or (h) that alone or together with non-arm’s length Persons control the Offeror or beneficially own shares of the Offeror having a fair market value of more than 50% of all the outstanding shares of the Offeror, immediately after the exchange of Savanna Common Shares for Offeror Common Shares. Such Holders should consult their own tax advisors.

Further, this summary is not applicable to a Person that (i) is a corporation resident in Canada, and (ii) is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offeror Common Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Any such Common Shareholder should consult its own tax advisor.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder.

Holders Resident in Canada

This part of the summary is applicable only to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is resident, or is deemed to be resident, in Canada (a ”Resident Holder”). Certain Resident Holders whose Savanna Common Shares might not otherwise constitute capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Savanna Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Resident Holders contemplating such an election should first consult their own tax advisors.

Disposition of Savanna Common Shares Pursuant to the Offer

Resident Holders who tender and deposit their Savanna Common Shares and whose Savanna Common Shares are taken up pursuant to the Offer will directly exchange their Savanna Common Shares with the Offeror for Offeror Common Shares (a “Direct Exchange”).

A Resident Holder who exchanges Savanna Common Shares for Offeror Common Shares in a Direct Exchange will be deemed to have disposed of such Savanna Common Shares under a tax-deferred share-for-share exchange pursuant to Section 85.1 of the Tax Act as described in paragraph (a) below, unless such Resident Holder chooses to recognize a capital gain (or capital loss) on the Direct Exchange as described in paragraph (b) below.

(a)	Where a Resident Holder does not choose to recognize a capital gain (or capital loss) on the exchange, the Resident Holder will be deemed to have disposed of the Savanna Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Savanna Common Shares to the Resident Holder, determined immediately before the time at which the Savanna Common Shares are taken up by the Offeror, and the Resident Holder will be deemed to have acquired the Offeror Common Shares at an aggregate cost equal to such adjusted cost base of the Savanna Common Shares. This cost will be averaged with the adjusted cost base of all other Offeror Common Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Offeror Common Share held by the Resident Holder as capital property.

(b)	A Resident Holder may choose to recognize all of a capital gain (or capital loss) in respect of the exchange of Savanna Common Shares for Offeror Common Shares by including the capital gain (or capital loss) in computing the Resident Holder’s income for the taxation year in which the Direct Exchange takes place. In such circumstances, the Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Offeror Common Shares received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate of the adjusted cost base of the Savanna Common Shares to the Resident Holder, determined immediately before the time at which the Savanna Common Shares are taken up by the Offeror. It is not possible for a Resident Holder to elect such treatment on a portion only of the capital gain (or loss) otherwise realized on the disposition of Savanna Common Shares. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer - Taxation of Capital Gains and Capital Losses” below. The cost of the Offeror Common Shares acquired on the exchange will be equal to the fair market value thereof. This cost will be averaged with the adjusted cost base of all other Offeror Common Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Offeror Common Share held by the Resident Holder as capital property.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year. A Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of a Savanna Common Share or an Offeror Common Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains realized, interest and certain dividends. Capital gains realized by a Resident Holder who is an individual or a trust, other than certain specified trusts, will be taken into account in determining liability for alternative minimum tax under the Tax Act.

Disposition of Savanna Common Shares Pursuant to a Compulsory Acquisition

As described in Section 20 of this Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire or be required to acquire Savanna Common Shares not deposited pursuant to the Offer pursuant to statutory rights of purchase under Part 16 of the ABCA. The income tax consequences to a Resident Holder of a disposition of Savanna Common Shares in such circumstances generally will be as described above under the heading “– Disposition of Savanna Common Shares Pursuant to the Offer”.

A Resident Holder who dissents and obtains an order from a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from the Offeror for such holder’s Savanna Common Shares will be considered to have disposed of such Savanna Common Shares for proceeds of disposition equal to the amount received (not including the amount of any interest awarded by the court). As a result, such dissenting Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the amount of cash received (not including the amount of any interest awarded by the court), net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Savanna Common Shares to the Resident Holder, determined immediately before the time at which the Savanna Common Shares are taken up by the Offeror. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer - Taxation of Capital Gains and Capital Losses” above.

Any interest awarded to a Resident Holder by the court in connection with a Compulsory Acquisition must be included in computing such Resident Holder’s income for purposes of the Tax Act.

Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Savanna Common Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Savanna Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 20 of this Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Savanna Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Savanna Common Shares.

The income tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the transaction is carried out and the consideration offered. It is not possible to comment as to the tax treatment of such a transaction until the form of such transaction is determined. However, the income tax consequences of such a transaction may differ from those arising on the disposition of Savanna Common Shares under the Offer and will depend on the particular form and circumstances of the transaction. Depending on the form of the transaction, a Resident Holder may realize a capital gain (or loss) and/or be deemed to receive a dividend. No opinion is expressed herein as to the income tax consequences of any such transaction to a Resident Holder.

Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Savanna Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 15 of this Circular, “Effect of the Offer on the Market for Savanna Common Shares, Listing and Public Disclosure by the Company”, the Savanna Common Shares may cease to be listed on the TSX following the completion of the Offer. Resident Holders are cautioned that, if the Savanna Common Shares are no longer listed on a “designated stock exchange” (which currently includes the TSX) and the Company otherwise ceases to be a “public corporation” for purposes of the Tax Act, the Savanna Common Shares may cease to be qualified investments for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans, registered disability savings plans, deferred profit sharing plans or tax-free savings accounts (“TFSAs”) (collectively, “Deferred Income Plans”). Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them in this regard.

Holding and Disposing of Offeror Common Shares

Dividends on Offeror Common Shares

Dividends on Offeror Common Shares will be included in the recipient’s income for the purposes of the Tax Act. Such dividends received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by the Offeror prior to the time the dividend is paid, such dividend will be treated as an eligible dividend for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. Dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax.

In the case of a Resident Holder of Offeror Common Shares that is a corporation, dividends received on the Offeror Common Shares will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received and will generally be deductible in computing the corporation’s taxable income. A Resident Holder of Offeror Common Shares that is a “private corporation” (as defined in the Tax Act), or any other corporation resident in Canada and controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Tax Act to pay a refundable tax of 38 1⁄3% on dividends received on the Offeror Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

In certain circumstances, subsection 55(2) of the Tax Act will recharacterize a dividend into a capital gain or additional proceeds of disposition. Corporate Resident Holders are urged to consult with their own tax advisors in this regard.

Disposition of Offeror Common Shares

A disposition or deemed disposition of an Offeror Common Share by a Resident Holder (other than a disposition to the Offeror in circumstances other than a purchase by the Offeror in the open market in the manner in which shares are normally purchased by a member of the public in the open market) will generally result in a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Offeror Common Share immediately before the disposition. For a description of the tax treatment of capital gains and capital losses, see “– Disposition of Savanna Common Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses” above.

Eligibility for Investment

The Offeror Common Shares, provided they are listed on a designated stock exchange (which currently includes the TSX), if issued on the date of this Circular, would be qualified investments under the Tax Act for a trust governed by a Deferred Income Plan.

Notwithstanding that the Offeror Common Shares may be qualified investments, the holder of a TFSA or the annuitant under an RRSP or RRIF will be subject to a penalty tax in respect of the Offeror Common Shares and other tax consequences may result if the Offeror Common Shares are a “prohibited investment” (as defined in the Tax Act) for the TFSA, RRSP or RRIF, as the case may be. The Offeror Common Shares will generally be a “prohibited investment” if the holder or the annuitant, as the case may be, does not deal at arm’s length with the Offeror for purposes of the Tax Act or the holder or the annuitant, as the case may be, has a “significant interest” (as defined in the Tax Act) in the Offeror. In addition, Offeror Common Shares will not be a prohibited investment for a TFSA, RRSP or RRIF if such shares are “excluded property” (as defined in the Tax Act) for such TFSA, RRSP or RRIF. Resident Holders are urged to consult their own tax advisors in this regard.

Holders Not Resident in Canada

This part of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Savanna Common Shares or Offeror Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere. Such Non-Resident Holders are urged to consult their own tax advisors.

Disposition of Savanna Common Shares Pursuant to the Offer

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Savanna Common Shares pursuant to the Offer unless (i) those Savanna Common Shares constitute “taxable Canadian property” and, (ii) are not “treaty-protected property” as defined in the Tax Act (“treaty-protected property”). A Non-Resident Holder’s Savanna Common Shares would constitute treaty-protected property at a particular time if gains on the disposition of such shares would be, at that time, exempt from Canadian federal income tax under an income tax treaty or convention between Canada and the jurisdiction of residence of the Non-Resident Holder.

Generally, a Savanna Common Share will not be “taxable Canadian property” of a Non-Resident Holder at a particular time provided that such share is listed on a designated stock exchange (which includes the TSX) at that time, unless at any time during the 60-month period immediately preceding the particular time (a) the Non-Resident Holder, Persons with whom the Non-Resident Holder did not deal at arm’s length, a partnership in which the Non-Resident Holder or a non-arm’s length Person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such Persons or partnerships, owned 25% or more of the issued shares of any class or series of shares of Savanna, and (b) more than 50% of the fair market value of the Savanna Common Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, Savanna Common Shares may otherwise in certain circumstances be deemed to be taxable Canadian property to the Non-Resident Holder for the purposes of the Tax Act. Non-Resident Holders whose Savanna Common Shares may constitute taxable Canadian property are urged to consult their own tax advisors for advice having regard to their particular circumstances.

In the event that the Savanna Common Shares are considered to be taxable Canadian property but not treaty-protected property, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Holders Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer” as if the Non-Resident Holder were a Resident Holder thereunder. Such Non-Resident Holder, however, may be entitled to the automatic tax deferral provisions of section 85.1 of the Tax Act as described above if such Non-Resident Holder satisfies the conditions above under the heading “Holders Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer” and such Non-Resident Holder is generally not a foreign affiliate of a taxpayer resident in Canada that has included the gain or loss otherwise determined in its foreign accrual property income. If section 85.1 of the Tax Act applies, the Offeror Common Shares received in exchange for Savanna Common Shares that constituted taxable Canadian property to such Non-Resident Holder may be deemed to be taxable Canadian property to such Non-Resident Holder. Any capital gain (or loss) realized by a Non-Resident Holder will generally be computed in the manner described above under “Holders Resident in Canada – Disposition of Common Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses”. Non-Resident Holders whose Savanna Common Shares are taxable Canadian property are urged to consult their own tax advisors for advice having regard to their particular circumstances.

Disposition of Savanna Common Shares Pursuant to a Compulsory Acquisition

As described in Section 20 of this Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire or be required to acquire Savanna Common Shares not deposited under the Offer pursuant to statutory rights of purchase under Part 16 of the ABCA.

A Non-Resident Holder whose Savanna Common Shares do not constitute taxable Canadian property will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Savanna Common Shares by way of a Compulsory Acquisition. Whether a Savanna Common Share is considered to be taxable Canadian property at the time of a disposition by way of a Compulsory Acquisition will generally be determined as described above (see “Holders Not Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer”), except that more stringent rules may be applied where the Savanna Common Shares cease to be listed on a designated stock exchange (see “Holders Not Resident in Canada – Potential Delisting” below).

A Non-Resident Holder whose Savanna Common Shares are taxable Canadian property for purposes of the Tax Act but not treaty-protected property may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Savanna Common Shares by way of a Compulsory Acquisition if such Non-Resident Holder receives only Offeror Common Shares as consideration for Common Shares of the Non-Resident Holder, subject to the automatic tax deferral under section 85.1 of the Tax Act. See “Holders Not Resident in Canada – Disposition of Common Shares Pursuant to the Offer”.

Generally, where interest is paid or credited to a Non-Resident Holder in connection with a Compulsory Acquisition, the Non-Resident Holder will not be subject to Canadian withholding tax on such interest under the Tax Act.

Non-Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Savanna Common Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Savanna Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 20 of this Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Savanna Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Savanna Common Shares.

The income tax treatment to a Non-Resident Holder of a Subsequent Acquisition Transaction will depend upon the exact manner in which the transaction is carried out and the consideration offered. It is not possible to comment as to the tax treatment of such a transaction until the form of such transaction is determined. However, the income tax consequences of such a transaction may differ from those arising on the disposition of Savanna Common Shares under the Offer and will depend on the particular form and circumstances of the transaction.

Depending on the form of the transaction, a Non-Resident Holder may realize a capital gain (or loss) and/or be deemed to receive a dividend. Whether or not a Non-Resident Holder would be subject to tax under the Tax Act on any such capital gain generally would depend on whether the Savanna Common Shares are “taxable Canadian property” of the Non- Resident Holder for the purposes of the Tax Act at the time of the disposition and whether such Savanna Common Shares constitute treaty-protected property. Whether a Savanna Common Share is considered to be taxable Canadian property at the time of a disposition by way of a Subsequent Acquisition Transaction will generally be determined as described above (see “Holders Not Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer”), except that more stringent rules may be applied where the Savanna Common Shares cease to be listed on a designated stock exchange (see “Holders Not Resident in Canada – Potential Delisting” below).

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction pursuant to an applicable income tax treaty or convention. For example, under the Canada-United States Income Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”), where dividends are paid to or derived by a Non-Resident Holder who is a U.S. resident for the purpose of, and who is entitled to the benefits in accordance with the provisions of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Generally, where interest is paid or credited to a Non-Resident Holder in connection with a Subsequent Acquisition Transaction, the Non-Resident Holder will not be subject to Canadian withholding tax on such interest under the Tax Act.

Non-Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Savanna Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 15 of this Circular, “Effect of the Offer on the Market for Savanna Common Shares, Listing and Public Disclosure by the Company”, Savanna Common Shares may cease to be listed on the TSX (or another designated stock exchange) following the completion of the Offer and may not be listed on the TSX (or another designated stock exchange) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Non-Resident Holders who do not dispose of their Savanna Common Shares pursuant to the Offer are cautioned that Savanna Common Shares that are not listed on a designated stock exchange at the time of their disposition will be considered taxable Canadian property of the Non-Resident Holder, if at any time within the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Savanna Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada,

“Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Savanna Common Shares may be deemed to be taxable Canadian property.

If the Savanna Common Shares are taxable Canadian property of the Non-Resident Holder at the time of their disposition but are not treaty-protected property, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on disposition. In addition, if such Savanna Common Shares constitute taxable Canadian property and are not listed on a recognized stock exchange (which includes the TSX) at the time of their disposition, the notification and withholding provisions of section 116 of the Tax Act may apply to the Non-Resident Holder, in which case the Offeror (or a successor thereof, as applicable) may deduct and withhold 25% from any payment made to the Non-Resident Holder and will remit such amount to the Receiver General of Canada on account of the Non-Resident Holder’s liability for tax under the Tax Act and the Non-Resident Holder may be subject to certain Canadian federal income tax filing obligations.

Non-Resident Holders are urged to consult their own tax advisors in this regard.

Holding and Disposing of Offeror Common Shares

Dividends on Offeror Common Shares

Any dividends paid in respect of Offeror Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction pursuant to an applicable income tax treaty or convention. For example, under the Canada-U.S. Tax Treaty, where dividends are paid to, or derived by, a Non-Resident Holder who is a U.S. resident for the purpose of, and who is entitled to the benefits in accordance with the provisions of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Disposition of Offeror Common Shares

A Non-Resident Holder who holds Offeror Common Shares that are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of such Offeror Common Shares (other than generally to the Offeror). The circumstances in which the Offeror Common Shares may constitute “taxable Canadian property” will be the same as described above under “Holders Not Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer”.

Even if the Offeror Common Shares are considered to be “taxable Canadian property” to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Offeror Common Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act if such Offeror Common Shares constitute treaty-protected property to the Non-Resident Holder. Non-Resident Holders who hold Offeror Common Shares that are or may be “taxable Canadian property” are urged to consult their own advisors as to the Canadian income tax consequences of disposing of their Offeror Common Shares acquired pursuant to the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction.

In the event that Offeror Common Shares constitute taxable Canadian property but are not treaty-protected property, the tax consequences as described above under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally apply. A Non-Resident Holder who disposes of taxable Canadian property is urged to consult his, her or its own tax advisors regarding any resulting Canadian reporting requirements.

22.	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders that tender and deposit their Savanna Common Shares, whose Savanna Common Shares are taken up pursuant to the Offer, and that directly exchange their Savanna Common Shares with the Offeror for Offeror Common Share (the “Exchange”) and the ownership and disposition of Offeror Common Shares. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to Persons that are subject to special tax rules. In particular, the information set forth below deals only with holders that acquire the Offeror Common Shares pursuant to the Exchange and that hold both the Savanna Common Shares and the Offeror Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of holders, such as:

•	financial institutions

•	regulated investment companies

•	real estate investment trusts

•	tax-exempt entities

•	insurance companies

•	Persons holding the Savanna Common Shares or the Offeror Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”

•	U.S. expatriates

•	Persons subject to the alternative minimum tax

•	U.S. Holders that own, directly or indirectly, 10% or more of the total voting power of the Offeror

•	dealers or traders in securities or currencies.

Except as otherwise specifically stated herein, this summary does not address 3.8% Medicare tax, estate and gift tax consequences or tax consequences under any state, local or foreign laws.

For purposes of this discussion, a holder is a “U.S. Holder” if such holder is: (1) an individual citizen or resident of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. Persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a holder is a “Non-U.S. Holder” if such holder is: (1) a nonresident alien individual; (2) a foreign corporation or (3) a trust or estate that in either case is not subject to U.S. federal income tax on income or gain with respect to the Savanna Common Shares or Offeror Common Shares.

If a partnership or other pass-through entity, whether foreign or domestic, holds Savanna Common Shares or Offeror Common Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If a holder is a partner (or other owner) of a pass-through entity that holds Savanna Common Shares or Offeror Common Shares, such holder is urged to consult its own tax advisor regarding the U.S. tax consequences of the Exchange and of holding the Offeror Common Shares.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The Offeror has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions reached and describe herein.

This discussion assumes that the Offeror is not, and will not become, a passive foreign investment company (a “PFIC”), as discussed below.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Offeror Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Holders are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Offeror Common Shares.

Consequences of the Acquisition of Savanna Common Shares by the Offeror

In General. Generally, subject to the discussion of tax-free reorganization treatment below, a U.S. Holder will be required to recognize gain or loss in an amount equal to the difference between the fair market value of the Offeror Common Shares and any other consideration received in the Exchange or any Compulsory Acquisition or Subsequent Acquisition Transaction and the U.S. Holder’s adjusted tax basis in the Savanna Common Shares disposed of in the Exchange or any Compulsory Acquisition or a Subsequent Acquisition Transaction. A U.S. Holder’s adjusted tax basis generally will be the original cost of the Savanna Common Shares to the U.S. Holder, subject to certain adjustments.

Any gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Savanna Common Shares for more than one year at the time of the Exchange. Long-term capital gains of non-corporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. A U.S. Holder’s initial tax basis in its Offeror Common Shares will equal their fair market value. The holding period of the Offeror Common Shares will begin on the day after the date of the Exchange (or any Compulsory Acquisition or Subsequent Acquisition if applicable).

Tax Free Reorganization Treatment. If (a) the Offeror acquires interests in Savanna representing at least 80 percent of the total combined voting power of all classes of shares entitled to vote and at least 80 percent of the total number of shares of all other classes of shares of the Savanna in the Exchange (or, if part of a single integrated transaction, in the Exchange and any Compulsory Acquisition or Subsequent Acquisition Transaction), (b) the Offeror makes such acquisition solely in exchange for the Offeror Common Shares, (c) the Shareholders receive no other consideration with respect to their interests in Savanna in connection with the Exchange (or, if part of a single integrated transaction, in connection with the Exchange and any Compulsory Acquisition or Subsequent Acquisition Transaction), and (d) certain other requirements are met, the Exchange (or, if part of a single integrated transaction, the Exchange and any Compulsory Acquisition or Subsequent Acquisition Transaction) may qualify as a tax-free reorganization pursuant to Section 368(a)(1)(B) of the Code. If the Exchange (or, if part of a single integrated transaction, the Exchange and any Compulsory Acquisition or Subsequent Acquisition Transaction) qualifies as a tax-free reorganization pursuant to Section 368(a)(1)(B), no gain or loss will be recognized in the exchange, the holders’ basis in their Offeror Common Shares should be equal to their adjusted tax basis in their Savanna Common Shares and the holding period of the Offeror Common Shares should include the holding period of the Savanna Common Shares exchanged therefor.

If the Offeror fails to acquire interests in Savanna representing at least 80 percent of the total combined voting power of all classes of shares entitled to vote and at least 80 percent of the total number of shares of all other classes of shares of the Savanna or if the Offeror acquires such interests for Offeror Common Shares and any other consideration, the Exchange will fail to qualify as a tax-free reorganization pursuant to Section 368(a)(1)(B) of the Code and the U.S. holders will be required to recognize taxable gain or loss as described above.

Furthermore, if, as part of the Exchange (or, if part of a single integrated transaction, the Exchange and any Compulsory Acquisition or Subsequent Acquisition Transaction), the Offeror effectuates a “statutory merger,” as defined for U.S. federal income tax purposes, between Savanna and a subsidiary of the Offeror in which the Shareholders of Savanna receive Offeror Common Shares in exchange for at least 40 percent of the common shares of Savanna, and certain other requirements are met, the Exchange may qualify for tax-free reorganization treatment pursuant to Section 368(a)(2)(D) of the Code. If the Exchange (or, if part of a single integrated transaction, the Exchange and any Compulsory Acquisition or Subsequent Acquisition Transaction) qualifies as a tax-free reorganization pursuant to Section 368(a)(2)(D), holders should only recognize gain on the exchange up to the amount of consideration other than Offeror Common Shares that they receive. In such an event, Holders’ basis in their Offeror Common Shares should be equal to their adjusted tax basis in their Savanna Common Shares less the fair market value of any other property received in the Exchange (or, if part of a single integrated transaction, the Exchange and any Compulsory Acquisition or Subsequent Acquisition Transaction) and the holding period of the Offeror Common Shares should include the holding period of the Savanna Common Shares exchanged therefor.

U.S. federal income tax treatment of the Exchange (and any Compulsory Acquisition or Subsequent Acquisition Transaction) is uncertain and holders are urged to consult their tax advisors with respect to their receipt of Offeror Common Shares or other consideration in the Exchange and any Compulsory Acquisition or Subsequent Acquisition Transaction.

Consequences of Holding the Offeror Common Shares

Distributions

Subject to the discussion of the passive foreign investment company (“PFIC”) rules below, the gross amount of any distribution paid by the Offeror will generally be subject to United States federal income tax as foreign source dividend income to the extent paid out of the Offeror’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by U.S. Holders as ordinary income on the date that such holders actually or constructively receive the distribution in accordance with their regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Offeror in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by the Offeror will not be eligible for the dividends received deduction allowed to corporations.

To the extent that a distribution exceeds the amount of the Offeror’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in a holder’s adjusted tax basis in the Offeror Common Shares held by such holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such holder upon a subsequent disposition of the shares), with any amount that exceeds such holder’s adjusted tax basis being taxed as a capital gain recognized on a sale or exchange (as discussed below). However, the Offeror does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and holders should therefore assume that any distribution with respect to the Offeror Common Shares will constitute ordinary dividend income.

If a holder is eligible for benefits under the Canada-U.S. Tax Treaty, such holder may be able to claim a reduced rate of Canadian withholding tax on any distribution to it. Holders are urged to consult their own tax advisors about their eligibility for reduction of Canadian withholding tax. Holders may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. Holders should not be allowed a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Canada-U.S. Tax Treaty. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a holder’s particular circumstances. Accordingly, holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

The gross amount of distributions paid in Canadian dollars will be included by U.S. Holders in income in a dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars are converted into U.S. dollars on the date of the payment, U.S. Holders should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian Dollars as distributions. If, instead, the Canadian Dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian Dollars will be treated as U.S. source ordinary income or loss.

Sale, Exchange or Other Taxable Disposition of Offeror Common Shares

Subject to the possible application of the PFIC rules discussed below, U.S. Holders generally will recognize gain or loss upon the taxable sale, exchange or other disposition of Offeror Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such holder’s adjusted tax basis in the shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, a holder has held the Offeror Common Shares for more than one year. Long-term capital gains of non-corporate U.S. Holders may be generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of Offeror Common Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, U.S. Holders may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Offeror Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

If U.S. Holders receive any foreign currency on the sale of Offeror Common Shares, such holders may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Offeror Common Shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. Persons owning shares of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally, assets that generate passive income).

The Offeror believes that it currently is not a PFIC for U.S. federal income tax purposes, and does not expect to become a PFIC in the future. However, the determination of PFIC status for any year is very fact specific, and there can be no assurance in this regard. Accordingly, it is possible that the Offeror may become a PFIC in the current taxable year or in future years. If the Offeror is classified as a PFIC in any year during which a holder holds Offeror Common Shares, the Offeror generally will continue to be treated as a PFIC as to such holder in all succeeding years, regardless of whether the Offeror continues to meet the income or asset test discussed above.

If the Offeror were classified as a PFIC for any taxable year during which a holder holds Offeror Common Shares, such holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of the Offeror Common Shares or upon the receipt of certain distributions treated as “excess distributions,” unless the holder elects to be taxed currently (as discussed below) on its pro rata portion of the Offeror’s income, regardless of whether such income was actually distributed. An excess distribution generally would be any distribution to a holder with respect to the Offeror Common Shares during a single taxable year that is greater than 125% of the average annual distributions received by such holder with respect to the Offeror Common Shares during the three preceding taxable years or, if shorter, during such holder’s holding period for the Offeror Common Shares. Certain elections may be available to holders to limit the consequences of the Offeror being classified as a PFIC.

Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding Offeror Common Shares if the Offeror is considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to proceeds received by a U.S. Holder from the sale, exchange or other disposition of Offeror Common Shares and dividends paid to a U.S. Holder in respect of the Offeror Common Shares. A U.S. Holder may be subject to information reporting and backup withholding at the rate of 28% with respect to such proceeds, unless such U.S. Holder (i) is an exempt recipient and, when required, establishes this exemption or (ii) in the case of backup withholding, provides the U.S. Holder’s correct TIN, certifies that the U.S. Holder is not currently subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder can satisfy these requirements by completing and submitting Form W-9, which can be found on the IRS website at www.irs.gov. A U.S. Holder that does not provide the U.S. Holder’s correct TIN may be subject to penalties imposed by the IRS.

If a Non-U.S. Holder holds the Offeror Common Shares through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not apply. Information reporting, and possibly backup withholding, may apply if the Offeror Common Shares are held by a Non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. Holder fails to provide appropriate information. To prevent backup withholding, Non-U.S. Holders should (i) submit a properly completed IRS Form W-8BEN (or other applicable Form W-8) certifying under penalties of perjury to the holder’s foreign status or (ii) otherwise establish an exemption. IRS Form W-8BEN may be obtained from the IRS website at www.irs.gov.

Backup withholding is not an additional tax; any amount so withheld may be credited against the U.S. Holder’s U.S. federal income tax liability. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained from the IRS, provided that the required information is timely furnished to the IRS.

Other Tax Consequences

State or local taxation may apply to the Offeror and its shareholders in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Offer may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective shareholders are urged to consult their own tax advisors regarding the effect of state and local tax laws on participation in the Offer.

23.	EXPENSES OF THE OFFER

The Offeror estimates that expenses in the aggregate amount of approximately $1,300,000 will be incurred by the Offeror in connection with the Offer, including legal, financial advising, accounting, filing and printing costs, the Depositary fees, the Information Agent fees, the cost of preparation and mailing of the Offers and fees or expenses in connection with any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Savanna Common Shares.

24.	BENEFITS FROM THE OFFER

Other than as disclosed elsewhere in this Circular, no Person named under “Beneficial Ownership of and Trading in Securities” in Section 13 of this Circular, will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than the consideration available to any Common Shareholder who tenders Savanna Common Shares to the Offer.

25.	EXPERTS

The audited consolidated financial statements of the Offeror for the years ended December 31, 2015 and 2014 incorporated by reference in this Offer and Circular have been audited by KPMG LLP, chartered professional accountants, as stated in its report in respect thereof dated March 10, 2016, which is incorporated by reference into this Offer and Circular. Such audited consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. KPMG LLP has confirmed that it is independent of Total Energy within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

26.	LEGAL MATTERS

Certain matters of Canadian Law relating to the Offer have been passed upon by Bennett Jones LLP, on behalf of the Offeror. As of the date of this Circular, the partners and associates of Bennett Jones LLP beneficially owned, directly or indirectly, less than 1% of the outstanding securities of any class of the Offeror or of the Company. Paul, Weiss, Rifkind, Wharton & Garrison LLP has advised the Offeror regarding certain matters of United States Law.

27.	DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Offeror, filed with the various provincial Securities Regulatory Authorities in Canada, are specifically incorporated by reference in, and form an integral part of, the Offer and this Circular:

(a)	the annual information form dated March 10, 2016 for the year ended December 31, 2015 (“AIF”);

(b)	the audited consolidated financial statements for the years ended December 31, 2015 and notes and the auditor’s report in respect thereof;

(c)	management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2015 (“Annual MD&A”);

(d)	the management proxy circular dated April 12, 2016 in respect of the annual meeting of shareholders of the Offeror held on May 19, 2016;

(e)	the management proxy circular dated April 16, 2015 in respect of the annual and special meeting of shareholders of the Offeror held on May 21, 2015;

(f)	the unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2016 and notes related thereto;

(g)	management’s discussion and analysis of results of operations and financial condition for the three and nine month periods ended September 30, 2016 (“Interim MD&A”); and

(h)	the section entitled “Description of the Debentures” set out on pages 6 – 18 of the final short form prospectus of Total Energy, dated February 3, 2011 (the French language version of such section having been filed on the SEDAR profile of Total Energy on December 9, 2016).

Any statement contained in the Offer and this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of the Offer and this Circular, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and related audited annual consolidated financial statements and management’s discussion and analysis being filed by Total Energy with the securities commission or similar regulatory authority in each of the applicable provinces and territories of Canada during the term of the Offer, the previous annual information form, the previous audited annual consolidated financial statements and related management’s discussion and analysis, all unaudited interim consolidated financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of Total Energy’s financial year in which the new annual information form and corresponding audited annual consolidated financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into the Offer and Circular. Upon new unaudited interim consolidated financial statements and related management’s discussion and analysis being filed by Total Energy with the securities commission or similar regulatory authority in each of the applicable provinces and territories of Canada during the term of the Offer, all unaudited interim consolidated financial statements and related management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into the Offer and Circular. Upon a new information circular relating to an annual meeting of the shareholders being filed by Total Energy with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of the Offer, the information circular(s) for the preceding annual and annual and special meeting of our shareholders shall be deemed no longer to be incorporated into the Offer and Circular for purposes of the Offer.

All documents of the type referred to above (excluding confidential material change reports) and any other financial information or business acquisition reports subsequently filed by the Offeror with any securities commission or similar regulatory authority in Canada on or after the date of the Offer and Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular.

Information has been incorporated by reference in the Offer and this Circular from documents filed with the Securities Regulatory Authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Total Energy Services Inc. at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 or by telephone: (403) 698-8445, and are also available electronically on SEDAR at www.sedar.com.

28.	RISK FACTORS

Common Shareholders should carefully consider the following risk factors related to the Offer and the Offeror and the risks set out in the documents incorporated by reference in this Offer and Circular. Such risks may not be the only risks applicable to the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely affect the successful completion of the Offer or the business, operations, prospects, financial condition, financial performance, cash flows or reputation of the Offeror.

Risk Factors Related to the Offer and the Offeror

The Offer may not be Completed for a Variety of Reasons

In addition to various risks identified under the heading “Forward-Looking Statements” on pages (vii) – (ix) of this document, completion of the Offer is subject to satisfaction or waiver of a number of conditions, certain of which are outside the control of the Offeror, including, but not limited to Common Shareholders tendering a sufficient number of Savanna Common Shares to the Offer, the Offeror obtaining the Required Regulatory Approvals and the approval of the Offeror’s shareholders with respect to the issuance of the Offeror Common Shares. There is no certainty, nor can the Offeror provide any assurance, that the conditions of the Offer will be satisfied.

The Offeror Common Shares issued in connection with the Offer may have a market value different than expected.

The market values of the Offeror Common Shares and the Savanna Common Shares at the time of the take-up of Savanna Common Shares under the Offer may vary significantly from the values at the date of the Offer and this Circular, or the date that Common Shareholders tender their Savanna Common Shares and the Offer Consideration will not be adjusted to reflect any changes in the market value of the Offeror Common Shares or the Savanna Common Shares. If the market price of the Offeror Common Shares declines, the relative value of the Offer Consideration received by the Common Shareholders who receive Offeror Common Shares under the Offer may decline as well. Variations in the market price of the Offeror Common Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of the Offeror, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions and other factors over which the Offeror has no control, including risks relating to the business of the Offeror outlined under the heading “Risk Factors” in the AIF, Annual MD&A and the Interim MD&A.

If the Offer is completed, the market for Savanna Common Shares may be adversely affected, Savanna Common Shares may be delisted and the Company may cease to be a reporting issuer.

The purchase of any Savanna Common Shares under the Offer will reduce the number of Savanna Common Shares that might otherwise trade publicly, as well as the number of Common Shareholders, and, depending on the number of Common Shareholders participating in the Offer and the number of Savanna Common Shares deposited by such Common Shareholders under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Savanna Common Shares held by the public. After the purchase of the Savanna Common Shares under the Offer, the Offeror may be able to cause the Company to eliminate any public reporting obligations of the Company under applicable Securities Laws in Canada or any other jurisdiction in which the Company has an insignificant number of shareholders. The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Savanna Common Shares from the TSX. Although it is possible that the Savanna Common Shares could be traded on other securities exchanges or in the over-the-counter market, and price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Savanna Common Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Savanna Common Shares remaining at such time and the interest in maintaining a market in the Savanna Common Shares on the part of securities firms. The Offeror intends to cause the Company to apply to delist the Savanna Common Shares from the TSX as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. If the Savanna Common Shares are delisted and the Company ceases to be a “public corporation” for the purposes of the Tax Act, Savanna Common Shares would cease to be qualified investments for trusts governed by RRSPs, RRIFs, TFSAs, registered education savings plans, registered disability savings plans and deferred profit sharing plans. Delisting can also have adverse tax consequences to non-resident Common Shareholders, as described in Section 21 of this Circular, “Certain Canadian Federal Income Tax Considerations”.

The issuance of Offeror Common Shares as consideration under the Offer could adversely affect the market price of the Offeror Common Shares after the take up of Savanna Common Shares under the Offer.

If all of the outstanding Savanna Common Shares (calculated on a Fully-Diluted Basis excluding estimated out-of-money Savanna Stock Options) are tendered to the Offer, as of the date hereof and after giving effect to the transactions announced by Savanna in its news releases dated November 22, 2016 and November 28, 2016, up to an additional 15,607,637 Offeror Common Shares will be available for trading in the public market. Excluded from this total are Offeror Common Shares that may be issued on the exercise of 7,000,000 warrants ($2.50 per Savanna Common Share exercise price) to be issued to Alberta Investment Management Corporation, as stated in the Company’s news releases on November 22, 2016 and November 28, 2016. In addition, further Offeror Common Shares may be issuable in connection with the Offer, if the Company issues more Savanna Common Shares or Convertible Securities prior to the Expiry Time. The overall increase in the number of Offeror Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Offeror Common Shares. The perceived risk of substantial sales of Offeror Common Shares, as well as any actual sales of such Offeror Common Shares in the public market, could adversely affect the market price of the Offeror Common Shares.

The acquisition of all of the outstanding Common Shares might not be successfully completed without the possibility of Common Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction.

In order for the Offeror to acquire all of the issued and outstanding Savanna Common Shares, it will likely be necessary, following consummation of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Common Shareholders having the right to dissent and demand payment of the fair value of their Savanna Common Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Common Shareholders for their Savanna Common Shares that is different from the consideration to be paid under the Offer. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Common Shareholders exercising dissent rights in respect of a substantial number of Savanna Common Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on the Offeror’s financial position and liquidity.

The tax consequences to a Common Shareholder under the Offer may differ materially from the tax consequences to a Common Shareholder under a Compulsory Acquisition or Subsequent Acquisition Transaction.

After consummation of the Offer, the Offeror’s interest could differ from that of the remaining minority Common Shareholders.

After the consummation of the Offer, the Offeror intends to exercise its statutory right of Compulsory Acquisition, if available, to acquire all of the Savanna Common Shares not deposited under the Offer or, if such statutory right of acquisition is not available or the Offeror elects not to pursue such right, to integrate the Company and the Offeror, by a Subsequent Acquisition Transaction for the purpose of enabling the Offeror or an affiliate to acquire all Savanna Common Shares not acquired under the Offer. In any of these contexts, the Offeror’s interests with respect to the Company may differ from, and conflict with, those of any remaining minority Common Shareholders.

Change of control provisions in the Company’s agreements triggered upon the acquisition of the Company may lead to adverse consequences.

The Company may be a party to agreements that contain change of control provisions that may be triggered following successful completion of the Offer, since the Offeror would then hold Savanna Common Shares representing a majority of the voting rights of the Company. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect the Company’s results of operations and financial condition or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of the Company and the Offeror on a combined basis. Unless these change of control provisions are waived by the other party to any such agreements, the operation of any of these provisions could adversely affect the results of operations and financial condition of the Company or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of the Company and the Offeror on a combined basis.

The Offeror has been unable to independently verify the accuracy and completeness of the Company information in the Offer and Circular.

The Offeror has not had access to the Company’s detailed accounting records or other non-public books and records. The Offeror has not been able to independently assess or verify the information in the Company’s publicly filed documents, including its financial statements. As a result, all historical information regarding the Company contained herein, including all of the Company’s financial information and all pro forma financial information reflecting the pro forma effects of a combination of the Company and the Offeror derived in part from the Company’s financial information, has been derived, by necessity, from the Company’s public reports and securities filings. Although the Offeror has no reason to doubt the accuracy of the Company’s publicly disclosed information, any inaccuracy or material omission in the Company’s publicly available information, including the information about or relating to the Company contained in the Offer, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies, or adversely affect the operational plans of the combined company and its results of operations and financial condition.

The Offeror may not realize all of the anticipated benefits and synergies from the completion of the transaction.

The Offer has been made with the expectation that its successful completion will result in certain synergies and costs savings. These anticipated benefits will depend in part on whether the operations of the Company and the Offeror can be integrated in an efficient and effective manner and the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, if any. The integration of the two companies may present challenges to management of the Offeror, and the Offeror may encounter unanticipated delays, liabilities and costs. If the Offeror does not acquire at least 66 2⁄3% of the Savanna Common Shares and cannot or does not complete a Compulsory Acquisition or Subsequent Acquisition Transaction, it will not be able to fully and efficiently integrate the Company into its business. There can be no assurance that the operational or other synergies that the Offeror expects to realize in the combined entity will be ultimately realized, or that the integration of the operations of both companies will be timely or effectively accomplished, or will ultimately result in cost reductions.

Additional Risk Factors Related to the Offeror.

Shareholders who tender their Savanna Common Shares to the Offer will receive Offeror Common Shares under the Offer. Accordingly, such Common Shareholders should carefully consider the risks and uncertainties associated with the Offeror described in the documents that the Offeror has filed with the Securities Regulatory Authorities and incorporated by reference herein, including, in particular, the risk factors outlined under the heading “Risk Factors” in the AIF, Annual MD&A and the Interim MD&A. Upon successful completion of the Offer, the risk factors related to Savanna and its business will also be risks for the combined business of Total Energy and Savanna.

29.	DEALER MANAGER AND SOLICITING DEALER GROUP

The Offeror has retained GMP FirstEnergy as dealer manager for the Offer. The Dealer Manager has undertaken to perform services in connection with the Offer as are customarily performed by securities firms in connection with take-over bids, including using best efforts, consistent with industry practices, to solicit the tender of Savanna Common Shares from Common Shareholders resident in Canada pursuant to the Offer as permitted by applicable Canadian Securities Laws. The Dealer Manager will be reimbursed by the Offeror for all reasonable expenses related to the Offer and will be indemnified against certain liabilities.

Each Soliciting Dealer, including the Dealer Manager, are referred to herein as a “Soliciting Dealer”. The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Savanna Common Shares a fee of $0.01 for each Savanna Common Share deposited and taken-up by the Offeror pursuant to the Offer. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Common Shareholder will be not less than $25.00 and not more than $1,500.00, provided that at least 2,500 Savanna Common Shares are deposited per beneficial Common Shareholder. The Offeror will not pay any fee with respect to deposits of Savanna Common Shares by Common Shareholders who have entered into Lock-Up Agreements or are directors, officers, employees or holders of options of Savanna. Where Savanna Common Shares deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offeror may require each Soliciting Dealer to furnish evidence of beneficial ownership satisfactory to the Offeror at the time of deposit. If no Soliciting Dealer is specified in a Letter of Transmittal, no fee will be paid to a Soliciting Dealer in respect of the applicable Savanna Common Shares. It is also expected that the Soliciting Dealers will be reimbursed for certain reasonable out of pocket expenses.

Except as set forth above, the Offeror will not pay any expenses, fees or commissions to any broker, dealer or other Person for soliciting tenders of Savanna Common Shares pursuant to the Offer.

Questions and requests for assistance concerning the Offer may be directed to the Dealer Manager at 1-888-301-3244 (Toll Free in North America) or at 1-416-943-6130 (Outside of North America) or by using the contact information of additional dealer managers which may be provided subsequent to the date of this Offer and Circular.

No fee or commission will be payable by a Common Shareholder who tenders his, her or its Savanna Common Shares directly to the Depositary or who makes use of the services of a Soliciting Dealer to accept the Offer.

30.	DEPOSITARY AND INFORMATION AGENT

The Offeror has engaged Computershare Investor Services Inc. to act as the Depositary for the Offer. The Depositary may contact Common Shareholders by mail, telephone, facsimile and email and may request investment dealers, brokers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Savanna Common Shares. The Depositary will facilitate book-entry only transfers of Savanna Common

Shares tendered under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

The Offeror has also retained Laurel Hill Advisory Group to act as Information Agent in connection with the Offer. The Information Agent may contact Common Shareholders by mail, telephone, other electronic means or in person and may request investment dealers, brokers, banks, trust companies and other nominees to forward materials relating to the Offer to Common Shareholders. The Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

Questions and requests for assistance concerning the Offer may be directed to the Depositary (Computershare Investor Services Inc.) at 1-800-564-6253 (Toll free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com, or to the Information Agent (Laurel Hill Advisory Group) at 1-877-452-7184 (Toll Free in North America) or 1-416-304-0211 (Collect Outside North America) or by email at assistance@laurelhill.com. Further contact details for the Depositary and the Information Agent may be found on the back page of this document. Additional copies of this document and related materials may be obtained (on request and without charge) from the Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

Except as expressly set out in this Offer and Circular, no investment dealer, broker, bank, trust company and other intermediary is, or shall be considered, an agent of the Offeror or the Depositary for the purposes of the Offer.

31.	STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides Common Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such Common Shareholders. However, such rights must be exercised within prescribed time limits. Common Shareholders should refer to the applicable provisions of the Securities Laws of their province or territory for particulars of those rights or consult with a lawyer.

Such rights may in certain cases need to be exercised through CDS on behalf of a Common Shareholder. Common Shareholders should accordingly also contact their broker or other nominee for assistance as required.

32.	DIRECTORS’ APPROVAL

The contents of the Offer and this Circular have been approved and the sending thereof to the Common Shareholders has been authorized by the Offeror Board.

GLOSSARY

In the accompanying Summary, Offer and Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings set out below:

“ABCA” means the Business Corporations Act (Alberta), and the regulations thereunder, as amended from time to time;

“Affiliate” or “Affiliates” in the context of the statutory procedures under the ABCA described in the Summary, the Offer and the Circular includes, in relation to a body corporate, any other corporation that is considered an affiliated corporation of that body corporate for purposes of the ABCA and otherwise includes, in relation to a Person, any other Person that constitutes an affiliate of the first Person for purposes of NI 62-104, and, unless the context requires otherwise, “Affiliate” or “Affiliates”, when used in relation to Savanna, includes all general and limited partnerships in which Savanna has a direct or indirect ownership interest, including a minority interest;

“allowable capital loss” has the meaning ascribed thereto in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Savanna Common Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses”;

“AIF” has the meaning ascribed thereto in Section 27 of the Circular, “Documents Incorporated by Reference”;

“Alternative Transaction” has the meaning ascribed thereto under NI 62-104;

“Annual MD&A” has the meaning ascribed thereto in Section 27 of the Circular, “Documents Incorporated by Reference”;

“Appointee” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Power of Attorney”;

“ARC” means an Advance Ruling Certificate issued pursuant to subsection 102(1) of the Competition Act;

“associate” has the meaning given to it in NI 62-104;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Common Shareholder’s Savanna Common Shares into the Depositary’s account at CDS;

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Calgary, Alberta or Toronto, Ontario;

“Canada-U.S. Tax Treaty” has the meaning ascribed thereto in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Disposition of Savanna Common Shares Pursuant to a Subsequent Acquisition Transaction”;

“CDS” means CDS Clearing and Depository Services Inc., or its nominee, which is, at the date hereof, CDS & Co.;

“CDS Participants” means a direct or indirect participant of CDS;

“CDSX” means the computer system by which CDS Participants can deposit book-based shares to the Depository directly in lieu of completing and depositing a Letter of Transmittal with the Depositary;

“Circular” means the take-over bid circular accompanying the Offer and forming a part thereof, including Annex A appended thereto;

“Code” has the meaning ascribed thereto in Section 22 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition;

“Common Shareholder” or “Common Shareholders” means a holder or holders of Savanna Common Shares;

“Company” means Savanna;

“Company Board” means the board of directors of the Company;

“Competition Act” means the Competition Act (Canada);

“Competition Act Clearance” means, with respect to the transactions contemplated by the Offer, either: (a) the Commissioner shall have issued an ARC pursuant to Section 102 of the Competition Act, which ARC shall not have been rescinded or amended; or (b) (i) any applicable waiting period, including any extension of a waiting period, under Section 123 of the Competition Act shall have expired or been terminated, or the requirement to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and (ii) the Commissioner shall have issued a No-Action Letter without any condition or on conditions that are acceptable to the Offeror, in its judgment, which No-Action Letter shall not have been rescinded or amended;

“Competition Tribunal” means the competition tribunal established under the Competition Tribunal Act (Canada);

“Compulsory Acquisition” has the meaning ascribed thereto in Section 20 of the Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer”;

“Convertible Securities” means all securities convertible into, or exchangeable or exercisable for, Savanna Common Shares or otherwise evidencing a right to acquire any Savanna Common Shares or other securities of the Company and including, without limitation, Options, DSUs, PSUs and RSUs;

“CRA” has the meaning ascribed thereto in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Dealer Manager” means GMP FirstEnergy together with FirstEnergy Capital (USA) Corp. and Griffiths McBurney Corp., as applicable;

“Deferred Income Plans” has the meaning ascribed thereto in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Potential Delisting”;

“Depositary” means Computershare Investor Services Inc., or such other Person as the Offeror may appoint to act as a depositary in relation to the Offer;

“Deposited Savanna Common Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions; Liens”;

“Dissenting Offeree” has the meaning ascribed thereto in Section 20 of the Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer – Compulsory Acquisition”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions; Liens”;

“DRS Statement” means a Direct Registration System statement;

“DSU” means a deferred common share unit award of the Company granted under the DSU Plan;

“DSU Plan” means the deferred common share unit plan of the Company;

“Eligible Institution” means a Canadian Schedule I chartered bank, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually participating organizations in recognized stock exchanges in Canada and/or the United States, members of IIROC, members of the National Association of Securities Dealers or banks or trust companies in the United States;

“Exchange Act” has the meaning ascribed thereto on page (v) of the Offer and Circular, “Notice to Savanna Common Shareholders in the United States”;

“Exchange Ratio” means the ratio at which Savanna Common Shares are to be exchanged for Offeror Common Shares under the Offer, being 0.1300 of an Offeror Common Share for each Savanna Common Share;

“Expiry Date” means the date on which the Expiry Time occurs;

“Expiry Time” has the meaning ascribed thereto in Section 2 of the Offer, “Time for Acceptance”;

“Fidelity” means one or more of the entities defined as “Fidelity” in the Savanna Early Warning Report and the Total Early Warning Report;

“Fully-Diluted Basis” means, with respect to the number of Savanna Common Shares at any time, the number of Savanna Common Shares that would be outstanding assuming all Options, PSUs, RSUs, DSUs and any other rights to receive Savanna Common Shares outstanding at that time (whether or not yet exercisable or convertible) have been exercised or converted in accordance with their terms as publicly disclosed by the Company;

“GMP FirstEnergy” means GMP Securities L.P.;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holder” has the meaning ascribed thereto in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“IFRS” means International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto as in effect from time to time;

“IIROC” means the Investment Industry Regulatory Organization of Canada;

“Information Agent” means Laurel Hill Advisory Group, or such other Person as the Offeror may retain to act as an information agent in relation to the Offer;

“Interested Common Shareholders” means any Common Shareholder who would be excluded from voting as part of the minority in any Subsequent Acquisition Transaction relating to the Savanna Common Shares pursuant to Part 8 of MI 61-10;

“Interim MD&A” has the meaning ascribed thereto in Section 27 of the Circular, “Documents Incorporated by Reference”;

“Law(s)” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, guidelines, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to a Person, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or its business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal in the applicable form accompanying the Offer and Circular;

“Locked-Up Shareholders” means collectively, Franklin Templeton Investments Corp., Invesco Canada Ltd. and Foyston, Gordon and Payne, Inc.;

“Lock-Up Agreements” means the support agreements, dated November 29, 2016, between the Offeror and the Locked-Up Shareholders, pursuant to which, among other things, the Locked-Up Shareholders have agreed to tender their Savanna Common Shares to the Offer;

“Mandatory Extension Period” has the meaning ascribed thereto in Section 5 of the Offer, “Acceleration, Extension and Variation of the Offer – Mandatory Extension Period”;

“Material Adverse Change” means any event, circumstance, change, development, occurrence or state of facts (a) affecting the business, assets, operations, prospects, capitalization, properties, condition (financial or otherwise), equity or debt ownership, results of operations, cash flows, articles, by-laws, licenses, permits, rights or privileges or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of the Company or any of its Subsidiaries, which, when considered either individually or in the aggregate, is or may be materially adverse to the Company or, where applicable, the Offeror, or (b) which, when considered either individually or in the aggregate, would be expected to reduce the anticipated economic value to the Offeror of the acquisition of the Savanna Common Shares or make it inadvisable for or impair the ability of the Offeror to proceed with the Offer and/or to take up and pay for Savanna Common Shares deposited under the Offer and/or acquire Savanna Common Shares under any Compulsory Acquisition or Subsequent Acquisition Transaction or which, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would be materially adverse to the Offeror or any of its Affiliates or which would limit, restrict or impose limitations or conditions on the ability of the Offeror to own, operate or control any material portion of the business or assets of the Company or its Subsidiaries or would compel the Offeror or any of its Affiliates to dispose of, or hold separate, any material portion of the business or assets of the Company or any of its Subsidiaries or would compel the Offeror or any of its Affiliates to dispose of, or hold separate, any material portion of the business or assets of the Offeror or any of its Affiliates;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“Minimum Tender Condition” has the meaning ascribed thereto in Section 4 of the Offer, “Conditions of the Offer”;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“No-Action Letter” has the meaning given to it in Section 19 of the Circular, “Regulatory Matters”;

“Non-Resident Holder” has the meaning ascribed thereto in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Non-U.S. Holder” has the meaning ascribed thereto in Section 22 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

“Notifiable Transaction” has the meaning ascribed thereto in Section 19 of the Circular, “Regulatory Matters – Competition Act Clearance”;

“Notification” has the meaning ascribed thereto in Section 19 of the Circular, “Regulatory Matters – Competition Act Clearance”;

“Offer” has the meaning ascribed thereto on the front page of the Offer and Circular;

“Offer and Circular” means, together the Offer and the Circular and including all appendices thereto;

“Offer Consideration” has the meaning ascribed thereto on page (ii) of the cover pages of this document;

“Offeror” means Total Energy;

“Offeror Board” means the board of directors of the Offeror;

“Offeror Common Shares” means the common shares in the capital of the Offeror;

“Offeror’s Notice” has the meaning ascribed thereto in Section 20 of the Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer”;

“Options” means the options to acquire Savanna Common Shares granted pursuant to the Savanna stock option plan;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PFIC” has the meaning ascribed thereto in Section 22 of the Circular, “Certain United States Federal Income Tax Considerations”;

“PP&E” means property, plant and equipment;

“PSU” means a performance common share unit award of the Company granted under the PSU Plan;

“PSU Plan” means the performance share unit plan of the Company;

“Purchased Securities” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Power of Attorney”;

“Q1 2017” means the three month period ending March 31, 2017;

“Required Regulatory Approvals” means (i) the Competition Act Clearance, (ii) the approval of the TSX to list the Offeror Common Shares, and (iii) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities (domestic or foreign) that the Offeror determines are required in connection with the commencement of the Offer or the consummation of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction;

“Resident Holder” has the meaning ascribed thereto in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RRIFs” has the meaning ascribed thereto in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Potential Delisting”;

“RRSPs” has the meaning ascribed thereto in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Potential Delisting”;

“RSU” means a restricted common share unit award of the Company granted under the RSU Plan;

“RSU Plan” means the restricted common share unit award plan of the Company;

“Rule 802” has the meaning ascribed thereto on page (v) of this document, “Notice to Savanna Common Shareholders in the United States”;

“Savanna” means Savanna Energy Services Corp., a body corporate incorporated under the ABCA;

“Savanna Common Shares” means the issued and outstanding common shares of Savanna, and unless the context requires otherwise, includes common shares of Savanna issuable on the exercise, exchange or conversion of Convertible Securities;

“Savanna Early Warning Report” has the meaning ascribed thereto in Section 13 of the Circular, “Beneficial Ownership of and Trading in Securities”;

“Savanna Incentive Plans” means collectively, the DSU Plan, the PSU Plan, the RSU Plan, and the Stock Option Plan;

“SEC” has the meaning ascribed thereto on page (v) of the Offer and Circular, “Notice to Savanna Common Shareholders in the United States”;

“Securities Act” means the Securities Act (Alberta);

“Securities Laws” means the Securities Act and all other applicable securities Laws, including, unless otherwise noted, U.S. securities laws;

“Securities Regulatory Authorities” means the applicable securities commission or regulatory authority in each province and territory of Canada;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Securities Regulatory Authorities and accessible at www.sedar.com;

“SEDI” means the System for Electronic Disclosure by Insiders, a filing system developed for the Securities Regulatory Authorities and accessible at www.sedi.ca;

“Soliciting Dealer” has the meaning ascribed thereto in Section 29 of the Circular, “Dealer Manager and Soliciting Dealer Group;

“Statutory Minimum Condition” has the meaning ascribed thereto in Section 4 of the Offer, “Conditions of the Offer”;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 20 of the Circular, “Acquisition of Savanna Common Shares Not Deposited Under the Offer”;

“Subsidiary” means, in relation to a Person, another Person that is controlled directly or indirectly by that first Person, and includes a Subsidiary of a Subsidiary. For the purposes of the Summary, Offer and the Circular, a Person (the first Person) is deemed to control another Person (the second Person) if:

(a)

the first Person, directly or indirectly, beneficially owns or exercises control or direction (including, without limitation, by way of agreement or arrangement) over securities of the second Person carrying votes which, if exercised, taking into account any rights of the first Person under such agreement or arrangement, as applicable, would entitle the first Person to elect or direct or cause the election of a majority of the directors or trustees, as applicable, of the second Person, unless that first Person holds the voting securities only to secure an obligation;

(b)	the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or

(c)	the second Person is a limited partnership and the general partner of the limited partnership is the first Person;

and, for greater certainty, a Person (the first Person) who controls another Person (the second Person) also controls all Persons that the second Person controls. In addition, in respect of Savanna, unless the context requires otherwise, “Subsidiary” includes any general or limited partnership in which Savanna has a direct or indirect ownership interest, including a minority interest;

“Supplementary Information Request” has the meaning ascribed thereto in Section 19 of the Circular, “Regulatory Matters – Competition Act Clearance”;

“taxable capital gain” has the meaning ascribed thereto in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Common Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses”;

“Tax Act” has the meaning ascribed thereto in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Proposals” has the meaning ascribed thereto in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“TFSAs” has the meaning ascribed thereto in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Potential Delisting”;

“Total Energy” means Total Energy Services Inc., a body corporate incorporated under the ABCA;

“Total Early Warning Report” has the meaning ascribed thereto in Section 13 of the Circular, “Beneficial Ownership of and Trading in Securities”;

“TSX” means the Toronto Stock Exchange;

“U.S. Holder” has the meaning ascribed thereto in Section 22 of the Circular, “Certain United States Federal Income Tax Considerations”; and

“U.S. Securities Act” has the meaning ascribed thereto on page (v) of the Offer and Circular, “Notice to Savanna Common Shareholders in the United States”.

CERTIFICATE OF TOTAL ENERGY SERVICES INC.

Dated: December 9, 2016

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

(signed) DANIEL K. HALYK	(signed) YULIYA GORBACH
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

On behalf of the Board of Directors of Total Energy Services Inc.

(signed) BRUCE PACHKOWSKI	(signed) GREGORY S. FLETCHER
Director	Director

C-1

ANNEX A

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements are presented to illustrate the estimated effects of the proposed acquisition of all outstanding Savanna Common Shares under the Offer. These unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of Total Energy Services Inc. incorporated by reference in the Offer. The unaudited pro forma consolidated statement of financial position gives effect to the Offer as if it had occurred on September 30, 2016. The unaudited pro forma consolidated income statements for the nine month period ended September 30, 2016 and the year ended December 31, 2015 give effect to the Offer as if it had occurred on January 1, 2015. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

These unaudited pro forma consolidated financial statements have been prepared using certain financial statements of Total Energy and the Company, respectively, as more particularly described in the notes to such pro forma consolidated financial statements. In preparing these pro forma consolidated financial statements, management of Total Energy has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of Total Energy. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from these unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from these unaudited pro forma consolidated financial statements. Readers are cautioned to not place undue reliance on these unaudited pro forma consolidated financial statements.

All amounts are in thousands of Canadian dollars, except where noted.

A-1

TOTAL ENERGY SERVICES INC.

PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2016

(unaudited)

	Total Energy Services Inc.	Savanna Energy Services Corp.	Adjustments	Notes		Pro Forma Consolidated
Assets
Current assets:
Cash and cash equivalents	8,273	6,361	(6,393)	2	(b)	8,241
Accounts receivable	43,260	52,652				95,912
Inventory	51,156	6,669				57,825
Income taxes receivable	568	1,720				2,288
Other assets	5,312	—				5,312
Prepaid expenses and deposits	4,704	3,716				8,420

	113,273	71,118				177,998

Property, plant and equipment	383,315	703,698	(314,798)	2	(a)	772,215
Income taxes receivable	7,070	—				7,070
Deferred tax asset	—	13,025				13,025
Goodwill	4,053	—				4,053

	507,711	787,841				974,361

Liabilities & Shareholders’ Equity
Current liabilities:
Bank indebtedness	—	1,883				1,883
Accounts payable and accrued liabilities	23,395	43,359				66,754
Income taxes payable	—	2,666				2,666
Deferred revenue - current portion	4,548	—				4,548
Dividends payable	1,856	—				1,856
Current portion of obligations under finance leases	1,457	—				1,457
Current portion of long term debt	1,923	2,090				4,013

	33,179	49,998				83,177

Deferred revenue - long-term	—	2,843				2,843
Long-term debt	45,452	247,485				292,937
Obligations under finance leases	1,267	2,402				3,669
Deferred tax liability	57,956	25,355	(27,071)	2	(b)	56,240
				2	(c)
Shareholders’ equity:
Share capital	88,712	1,007,737	(1,007,737)	2	(a)	249,165
			160,453	2	(a)
Contributed surplus	7,936	31,818	(31,818)	2	(a)	7,936
Accumulated other comprehensive income	—	33,565	(33,565)	2	(a)	—
Non-controlling interest	—	9,862				9,862
Retained earnings (deficit)	273,209	(623,224)	623,224	2	(a)	268,532
			(4,677)	2	(b)

	369,857	459,758				535,495

	507,711	787,841				974,361

A-2

TOTAL ENERGY SERVICES INC.

PRO FORMA CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Nine months ended September 30, 2016

(unaudited)

	Total Energy Services Inc.	Savanna Energy Services Corp.	Adjustments	Notes		Pro Forma Consolidated
Revenue	140,385	219,705				360,090
Cost of services	113,283	160,544				273,827
Selling, general and administration	16,480	21,090				37,570
Share-based compensation	1,077	143				1,220
Other income and expenses	—	4,707				4,707
Depreciation	20,359	69,772	(31,212)	3	(b)	58,919

Results from (used in) operating activities	(10,814)	(36,551)	31,212			(16,153)

Gain (loss) on sale of property, plant and equipment	942	(1,436)				(494)
Finance income	434	—				434
Finance costs	(1,749)	(13,116)				(14,865)

Net income (loss) before income taxes	(11,187)	(51,103)	31,212			(31,078)

Current income tax expense	643	1,592				2,235
Deferred income tax (recovery) expense	(3,583)	(13,978)	8,374	2	(c)	(9,187)
				3	(c)

Total income tax (recovery) expense	(2,940)	(12,386)	8,374			(6,952)

Net income (loss) for the period	(8,247)	(38,717)	22,838			(24,126)

Shareholders of the Company	(8,247)	(37,136)	22,069			(23,314)
Non-controlling interests	—	(1,581)	769			(812)

Earnings (loss) per share
Basic earnings (loss) per share	(0.27)	(0.41)				(0.54)
Diluted earnings (loss) per share	(0.27)	(0.41)				(0.54)

Other Comprehensive loss
Foreign currency translation adjustment	—	(9,558)				(9,558)
Foreign exchange loss on net investment hedge	—	2,916				2,916
Tax on foreign currency translation adjustment	—	(60)				(60)

Comprehensive loss	(8,247)	(45,419)	22,838			(30,828)

Comprehensive loss attributable to:
Shareholders of the Company	(8,247)	(43,838)	22,069			(30,016)
Non-controlling interests	—	(1,581)	769			(812)

A-3

TOTAL ENERGY SERVICES INC.

PRO FORMA CONSOLIDATED STATEMENTS COMPREHENSIVE LOSS

Year ended December 31, 2015

(unaudited)

	Total Energy Services Inc.	Savanna Energy Services Corp.	Adjustments	Notes		Pro Forma Consolidated
Revenue	283,193	446,100				729,293
Cost of services	206,550	302,593				509,143
Selling, general and administration	27,975	43,277				71,252
Share-based compensation	1,375	(5)				1,370
Other income and expenses	—	(2,575)				(2,575)
Depreciation	27,488	111,999	(47,965)	3	(b)	91,522

Results from (used in) operating activities	19,805	(9,189)	47,965			58,581

Gain on sale of property, plant and equipment	5,576	—				5,576
Impairment losses	—	(135,112)				(135,112)
Finance income	897	—				897
Finance and transaction costs	(9,728)	(17,860)	(6,393)	3	(a)	(33,981)

Net income (loss) before income taxes	16,550	(162,161)	41,572			(104,039)

Current income tax expense	6,906	(1,036)	—			5,870
Deferred income tax expense	989	18,976	11,154	2	(c)	31,119
				3	(c)

Total income tax expense	7,895	17,940	11,154			36,989

Net income (loss) for the period	8,655	(180,101)	30,418			(141,028)

Net Loss attributable to:
Shareholders of the Company	8,655	(171,836)	28,952			(134,229)
Non-controlling interests	—	(8,265)	1,466			(6,799)

Earnings (loss) per share
Basic earnings (loss) per share	0.28	(1.90)				(3.12)
Diluted earnings (loss) per share	0.28	(1.90)				(3.12)

Other Comprehensive income (loss)
Foreign currency translation adjustment	—	41,508				41,508
Foreign exchange loss on net investment hedge	—	(12,061)				(12,061)
Tax on foreign currency translation adjustment	—	857				857

Comprehensive income (loss)	8,655	(149,797)	30,418			(110,724)

Comprehensive income (loss) attributable to:
Shareholders of the Company	8,655	(141,532)	28,952			(103,925)
Non-controlling interests	—	(8,265)	1,466			(6,799)

A-4

TOTAL ENERGY SERVICES INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 and the YEAR ENDED DECEMBER 31, 2015

(unaudited)

1.	Basis of Presentation

The accompanying unaudited pro forma consolidated statement of financial position of Total Energy Services Inc. (“Total Energy” or “the Company”) as at September 30, 2016 and the unaudited pro forma consolidated statements of comprehensive loss for the nine months ended September 30, 2016 and the year ended December 31, 2015 (the “pro-forma statements”) have been prepared to reflect Total Energy ‘s offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “Savanna Shares”) and Savanna stock options (“Savanna Stock Options”) of Savanna Energy Services Corp. (“Savanna”) for consideration consisting of common shares of Total Energy (the “Total Shares”):

•	Pursuant to the terms of the Offer shareholders of Savanna will receive for each of Savanna Share 0.13 of a common share of Total Energy. The estimated number of Total Energy’s shares to be issued is 11,974,137. An estimated number of Total Energy’s shares assumed to be issued of 11,974,137 is based upon the assumption that there are 90,251,243 outstanding Savanna Shares and estimated 1,857,504 of Savanna in-the-money stock options.

•	The estimated number of the in-the-money unexercised Savanna Stock Options at the time of the offer is 1,857,504. Savanna Stock Options can be exercised or surrendered prior to the Effective Date of the Offer or, under the terms of the Offer, each in-the-money Savanna stock option that has not been exercised or surrendered will result in Savanna Stock Option holder receiving a Savanna Share in the amount equal to the in-the-money amount of such Savanna Stock Option immediately prior to the Effective Date. It has been assumed none of the in-the money Savanna Stock Options were exercised prior the date of the Offer. The acquisition under the Offer will be accounted for using the purchase method. The pro forma consolidated statements were prepared on the basis that the Offer will be accepted by Savanna shareholders and the respective acquisition will be approved by Total Energy shareholders and necessary regulatory approvals received. If these things do not occur, or if another condition of the Offer is not met, the results will be materially different.

•	The long-term debt and bank indebtedness will be assumed by Total Energy.

•	The unaudited pro-forma consolidated financial statements do not include the effect of transactions announced by Savanna regarding the issuance of certain equity and debt instruments on November 22, 2016 and November 28, 2016.

The pro-forma statements have been prepared from information derived from, and should be read in conjunction with, the following:

•	the unaudited interim consolidated financial statements of Total Energy as at and for the nine months ended September 30, 2016 and the audited consolidated financial statements for the year ended December 31, 2015; and

•	the unaudited interim consolidated financial statements of Savanna as at and for the nine months ended September 30, 2016 and the audited consolidated financial statements for the year ended December 31, 2015.

These unaudited pro forma consolidated financial statements have been prepared by management of Total Energy in accordance with International Financial Reporting Standards (IFRS) and National Instrument 51-102 – Continuous Disclosure Obligations. The unaudited pro forma consolidated statement of financial position gives effect to the transactions and assumptions disclosed in note 2 as if they had occurred on September 30, 2016. The unaudited pro forma consolidated statements of comprehensive loss gives effect to the transactions and assumptions disclosed in note 3 as if they had occurred at January 1, 2015 for the nine months ended September 30, 2016 and as if they had occurred on January 1, 2015 for the year ended December 31, 2015.

A-5

The pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had taken place on the dates indicated or of the results which may be obtained in the future. In preparing these pro forma statements no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the operations and combined assets.

Accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in Total Energy’s audited consolidated financial statements as at and for the year ended December 31, 2015 and Total Energy’s unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2016.

In the opinion of management, the pro forma statements include all material adjustments necessary for a fair presentation of the consolidated financial statements of Total Energy following the acceptance of the Offer by Savanna shareholders and completion of necessary arrangements.

2.	Pro Forma Consolidated Statement of Financial Position Assumptions and Adjustments

The unaudited pro-forma consolidated statement of financial position as at September 30, 2016 gives effect to the following assumptions and adjustments as if they occurred on September 30, 2016.

a)	The unaudited pro forma consolidated statement of financial position assumed acceptance of the Offer by Savanna shareholders and completion of other necessary arrangements related to acceptance of the Offer. Under the terms of the Offer, shareholders of Savanna will receive for each of Savanna Share 0.13 of common shares of Total Energy. The estimated number of Total Energy’s shares to be issued is 11,974,137 which is based upon the assumptions that there are 90,251,243 outstanding Savanna Shares and 1,857,504 (estimated) in-the-money Savanna Stock Options, which will be exercised. For the purposes of the Pro Forma Consolidated Financial Statements, management of Total Energy assumed that there are 1,857,504 (estimated) outstanding exercisable in-the-money Savanna Stock Options. The assumptions in respect of the number of Savanna Shares and Savanna Stock Options noted above are as of December 9, 2016. A share price of $13.40 has been ascribed based on Total Energy’s volume weighted average price of Total Energy’s shares for the five trading days following November 23, 2016.

The closing of the Offer will result in approximately 42,894,137 Total Shares being issued and outstanding on a diluted basis in accordance with the assumptions outlined above as disclosed in note 3 (d) below in accordance with the assumptions outlined above. The transaction under the Offer will be accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values.

A-6

The purchase price equation is as follows:

Cost of acquisition	$000

Total shares issued	160,453

Allocation at estimated fair values:
Cash and cash equivalents	6,361
Accounts receivable	52,652
Inventory	6,669
Income taxes receivable	1,720
Prepaid expenses and deposits	3,716
Property, plant and equipment	388,900
Deferred tax asset	13,025
Bank indebtedness	(1,883)
Accounts payable and accrued liabilities	(43,359)
Income taxes payable	(2,666)
Current portion of long term debt	(2,090)
Deferred revenue - long-term	(2,843)
Long-term debt	(247,485)
Obligations under finance leases	(2,402)
Non-controlling interest	(9,862)

160,453

The purchase price allocation has been determined from information that was available to the management of Total Energy at December 9, 2016 and does not include the effect of transactions announced by Savanna on November 22, 2016 and November 28, 2016 and is based solely from Savanna’s public filings, and is subject to change upon closing of the Offer. The allocation of the purchase price to the assets and liabilities of Savanna will be finalized after the Offer will be accepted by Savanna shareholders and all necessary proceedings completed as well as fair values of the assets and liabilities have been determined. The assessment of fair value of the non-controlling interest has not been completed at this time.

b)	Cash and cash equivalents was reduced by $6.4 million for costs associated with the Offer. The $6.4 million costs of the Offer will be expensed and are shown net of the tax impact at $4.7 million decrease to retained earnings. Transaction costs do not include costs associated with the Offer incurred by Savanna.

c)	It is expected that the acquisition of Savanna Shares as it is proposed in the Offer will give rise to a deferred tax asset. Such deferred tax asset in not recognized in these Pro Forma Financial Statements due to uncertainty as to the probability of such asset utilization.

3.	Pro Forma Consolidated Statements of Comprehensive Loss Assumptions and Adjustments

a)	Increase to finance expenses to reflect the Offer costs as described in 2(b) above.

b)	Depreciation has been adjusted to reflect the valuation of the Savanna property, plant and equipment. No adjustment for the difference in depreciation accounting policy was made, as information necessary to do so was not available.

c)	The deferred tax provision has been adjusted for the tax impact of the pro forma adjustments in the statements of comprehensive loss. These adjustments were made using Total’s effective corporate tax rate of 26.83%.

d)	The calculation of net earnings (loss) per share of Total Energy has been based on the weighted average number of shares issued and outstanding of Total Energy and the number of Total Shares to be issued to Savanna shareholders, as required to effect the Offer as disclosed in note 2(a).

A-7

The per share calculations are as follows:

Total Shares Outstanding at September 30, 2016	Total Shares
Total Shares issued and outstanding, prior to the Offer	30,940,000
Estimated Total Shares issued on the acquisition of Savanna	11,974,137

Total Shares outstanding, on a pro forma basis	42,914,137

Dilutive effect of Total Energy stock options	—

Diluted Total Shares outstanding, on a pro-forma basis	42,914,137

Weighted Average Total Shares Outstanding for the nine months ended September 30, 2016	Total Shares
Weighted average Total shares issued and outstanding, prior to the Offer	30,978,000
Estimated Total Shares issued on the acquisition of Savanna	11,974,137

Basic Weighted average Total Shares outstanding, on a pro forma basis	42,952,137

Dilutive effect of Total Energy stock options	—

Diluted weighted average Total Shares outstanding, on a pro-forma basis	42,952,137

Weighted Average Total Shares Outstanding for the year ended December 31, 2015	Total Shares
Weighted average Total shares issued and outstanding, prior to the Offer	31,000,058
Estimated Total Shares issued on the acquisition of Savanna	11,974,137

Basic Weighted average Total Shares outstanding, on a pro forma basis	42,974,195

Dilutive effect of Total Energy stock options	—

Diluted weighted average Total Shares outstanding, on a pro-forma basis	42,974,195

A-8

ANNEX B

Notes to Comparative Capital Stewardship Record Tables Appearing on Pages 8 and 36 of this Document.

Notes:

(1)	Includes cash dividends and trust distributions paid plus corporate repurchases and cancellation of shares and trust units as presented on the statement of cash flow for the reporting periods (13).

(2)	Calculated as cumulative cash returned to shareholders/unitholders (7) divided by paid up Share Capital(3) at September 30, 2016.

(3)	Paid up share capital is equal to Share Capital (Unitholder Capital) as disclosed on the statement of financial position at the reporting period end date (13).

(4)	Calculated as the simple average of reporting period (13) returns on equity (7). Reporting period returns on equity is calculated as net income before tax plus income or gain from discontinued operations before tax divided by the simple average of opening and closing shareholder equity balance as disclosed on the statement of financial position at the end of the reporting period for the respective reporting entity.

(5)	Calculated as the simple average of reporting period (13) returns on PP&E, Goodwill, Intangible and, in the case of Savanna, Other Assets (recertification of drilling rigs and related) (7). Reporting period (13) return on PP&E, goodwill, intangible and other assets is calculated as net income (loss) before income taxes plus income or gain from discontinued operations before income tax, as disclosed on the Statement of Earnings/(Loss), divided by the simple average of opening and closing balances of PP&E, Goodwill, Intangibles and Other Assets as disclosed on the statement of financial position at the end of the reporting period for the respective reporting entity.

(6)	Calculated as cumulative additions plus acquisitions of PP&E and Other Assets (as defined in note (5)) less proceeds on disposals of PP&E and in case of Savanna, Other Assets, as disclosed in reporting period (13) Statement of Cash Flows, plus estimated non-cash additions of PP&E and estimated effect of changes in foreign exchange rates, less impairment losses with respect to PP&E, divided by PP&E and Other Asset balances at September 30, 2005.

(7)	For the period from October 1, 2005 to September 30, 2016.

(8)	Net debt includes bank indebtedness, short term and long term obligations under finance leases, short term and long-term debt and, in the case of Savanna, onerous lease liabilities, minus cash and, in the case of Total Energy, other assets which consist of marketable securities.

(9)	Calculated as net debt (8) on September 30, 2005 divided by net debt (8) on September 30, 2016.

(10)	Calculated as the number of issued and outstanding common shares (basic) as at September 30, 2016 less the number of issued and outstanding shares (basic) on September 30, 2005, divided by the number of issued and outstanding common shares (basic) on September 30, 2005.

(11)	Calculated as closing price of the common shares as quoted on the TSX on the last trading date of September 2016 less the closing price of the common shares on the first trading day of October 2005 as quoted on the TSX, divided by the closing price of the common shares on the first trading day of October 2005.

(12)	Calculated by multiplying the number of common shares owned (as listed on SEDI) by the closing share price on the TSX on December 1, 2016.

(13)	Following reporting periods are included in the calculation:

•	Three months ended December 31, 2005;

B-1

•	Year ended December 31, 2006;

•	Year ended December 31, 2007;

•	Year ended December 31, 2008;

•	Year ended December 31, 2009;

•	Year ended December 31, 2010;

•	Year ended December 31, 2011;

•	Year ended December 31, 2012;

•	Year ended December 31, 2013;

•	Year ended December 31, 2014;

•	Year ended December 31, 2015; and

•	Nine months ended September 30, 2016.

B-2

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or Courier

Calgary	Toronto

600, 530 – 8th Avenue SW Calgary, Alberta T2P 3S8 Attention: Corporate Actions	100 University Avenue, 8th Floor Toronto Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free in North America: 1-800-564-6253

Collect Outside of North America: 1-514-982-7555

e-mail: corporateactions@computershare.com

The Information Agent for the Offer is:

Toll Free in North America: 1-877-452-7184

Collect Outside of North America: 1-416-304-0211

e-mail: assistance@laurelhill.com

Questions or requests for assistance or additional copies of this Letter of Transmittal and the Offer and Circular may be directed by holders of Savanna Common Shares to the Depositary or the Information Agent at the telephone numbers and locations set out above. You may also contact your broker or other intermediary for assistance concerning the Offer. To keep current with further developments and information about the Offer, visit www.totalenergy.ca/savannaoffer.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Certain Persons

Under Section 124 of the Business Corporations Act (Alberta) (the “ABCA”), the Registrant may indemnify a present or former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and such director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding to which such director or officer is made a party by reason of being or having been a director or officer of the Registrant or body corporate, if (i) the director or officer acted honestly and in good faith with a view to the best interests of the corporation and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

The Registrant may, subject to the approval of the Court of Queen’s Bench of Alberta, indemnify a person referred to above in respect of an action by or on behalf of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, to procure a judgment in its favor, to which such director or officer is made a party by reason of being or having been a director or an officer of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, against all costs, charges and expenses reasonably incurred by such director or officer in connection with such action if (i) the director or officer acted honestly and in good faith with a view to the best interests of the corporation and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

Notwithstanding the foregoing, a person referred to above shall be entitled to indemnity from the Registrant in respect of all costs, charges and expenses reasonably incurred by such person in connection with the defense of any civil, criminal, or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, if the person seeking indemnity: (i) was substantially successful on the merits of such person’s defense of the action or proceeding, (ii) such person acted honestly and in good faith with a view to the best interests of the corporation, (iii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that such person’s conduct was lawful, and (iv) is fairly and reasonably entitled to indemnity.

A corporation may advance funds to a person referred to above for the costs, charges and expenses of a proceeding; however, the person shall repay the moneys if the individual does not fulfill the conditions set out in (i), (ii), (iii) and (iv) above.

Under the ABCA, the Registrant may purchase and maintain insurance for the benefit of any persons referred to above against any liability incurred by the person in their capacity as a director or officer of the Registrant, or in their capacity as a director or officer, or similar capacity, of another body corporate, if the individual acted in such capacity at the Registrant’s request, except where the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the corporation or the body corporate, as applicable.

The bylaws of the Registrant provide that, subject to section 124 of the ABCA, except in respect of an action by or on behalf of the Registrant or body corporate to procure a judgment in its favor, the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or body corporate, if such person (i) acted honestly and in good faith with a view to the best interests of the Registrant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that his or her conduct was lawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits, which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

2.	Consent to Service of Process

Concurrently with the filing of this Form F-80, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

Exhibit Index

Number	Description

1.1	Notice of Change and Variation, dated March 1, 2017 (included in Part I of this registration statement).

1.2	Offer to Purchase and Circular, dated December 9, 2016 (included in Part I of this registration statement).

1.3	Amended Letter of Transmittal.

1.4	Notice of Guaranteed Delivery.

1.5	News Release dated November 23, 2016.

1.6	News Release dated December 9, 2016.

1.7	News Release dated January 10, 2017.

1.8	News Release dated January 13, 2017.

1.9	Notice To Readers dated December 15, 2016.

1.10	Form of Support Agreement with Franklin Bissett Investment Management.

1.11	Form of Support Agreement with Foyston, Gordon & Payne Inc.

1.12	Form of Support Agreement with Invesco Canada Ltd.

1.13	Letter to Shareholders of Savanna Energy Services Corp.

3.1	Annual information form dated March 10, 2016 for the year ended December 31, 2015.

3.2	Audited consolidated financial statements for the years ended December 31, 2015 and notes and the auditor’s report in respect thereof.

3.3	Management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2015.

3.4	Management proxy circular dated April 12, 2016 in respect of the annual meeting of shareholders held on May 19, 2016.

3.5	Management proxy circular dated April 16, 2015 in respect of the annual and special meeting of shareholders held on May 21, 2015.

3.6	Unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2016 and notes related thereto.

3.7	Management’s discussion and analysis of results of operations and financial condition for the three and nine month periods ended September 30, 2016.

3.8	Description of the Debentures.

4.1	Consent of KPMG LLP.

4.2	Consent of Bennett Jones LLP.

5.1	Powers of Attorney (included on the signature page of this registration statement).

SIGNATURE

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, province of Alberta, country of Canada, on this 1st day of March, 2017.

TOTAL ENERGY SERVICES INC.

By:	/s/ Daniel Halyk
Name:	Daniel Halyk
Title:	President and Chief Executive Officer

POWERS OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Daniel Halyk, Yuliya Gorbach and Cameron Danyluk as the undersigned’s true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, any and all registration statements related to this registration statement necessary to register additional securities, any and all exhibits to any of the foregoing, and any and all other documents in connection with any of the foregoing, to attest the seal of the Corporation on any of the foregoing and to file any of the same with the Securities and Exchange Commission, and granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Daniel Halyk	President, Chief Executive Officer and Director (Principal Executive Officer)
Daniel Halyk March 1, 2017

/s/ Yuliya Gorbach	Vice President Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
Yuliya Gorbach March 1, 2017

/s/ Bruce Pachkowski	Chairman of the Board of Directors
Bruce Pachkowski March 1, 2017

/s/ Gregory Fletcher	Director
Gregory Fletcher March 1, 2017

Director
Randy Kwasnicia

/s/ Greg Melchin	Director
Greg Melchin March 1, 2017

Director
Andrew Wiswell

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative of Total Energy Services Inc. in the United States, on this 1st day of March, 2017.

C T CORPORATION SYSTEM		Authorized Representative in the United States

By: /s/ Stephanie Boehm
Name:	Stephanie Boehm
Title:	Service Manager